
07087170

SALLYBEAUTY HOLDINGS, INC.

2007 Annual Report

To Our Shareholders

In November 2006, we successfully completed the transaction that separated our Company, Sally Beauty Holdings, Inc. from the Alberto-Culver Company. I am extremely proud of the dedication and hard work of our 19,800 employees who, despite significant challenges, delivered solid financial results during our first year as an independent, public company. We believe that Sally Beauty Holdings offers exciting growth prospects through both its Sally Beauty Supply segment of specialty retail stores, and through its Beauty Systems Group segment, selling to salons and salon professionals through sales consultants and CosmoProf stores. We currently operate in both segments throughout the United States. I believe that we are well-positioned for substantial international expansion with more Sally Beauty Supply stores planned for Canada, Mexico and throughout the European Union. Our longer-term growth strategy includes possible store expansion into Central and Latin American countries.

Sally Beauty Holdings reported consolidated net sales for fiscal year 2007 of $2.5 billion, an increase of 5.9% from last year, and comparable store sales gains of 4.5%. The Company's net earnings for fiscal 2007 were $44 million, or $0.24 per diluted share. Given our disappointing first quarter announcement of major contractual changes with one of our largest suppliers, I believe we demonstrated an ability to shift critical business initiatives and right-size the organization, while retaining key employees. I am very proud of our achievements and financial results for fiscal year 2007.

During the fiscal year, we opened 129 net new stores and added 100 units through acquisitions, expanding our store base by approximately 7%. We ended fiscal 2007 with 3,568 total stores worldwide consisting of: 2,226 Sally Beauty Supply stores throughout the U.S., and the remainder in the U.K. and certain other countries in Europe, Canada, Puerto Rico, Mexico and Japan totaling 468 stores; and for Beauty Systems Group, we ended the year with 699 CosmoProf stores and 175 Armstrong McCall franchise locations.

As a new public company, we are committed to creating shareholder value by increasing the sales and profitability of Sally Beauty Holdings. On the Sally Beauty side, we plan to grow revenues through unit expansion and comparable store sales increases, while continuing to enhance margins. International growth strategies in the European Union are expected to continue in 2008 and beyond. For Beauty Systems Group, we expect to continue growing revenues through unit expansion and comparable store sales gains, and we plan to continue looking at potential synergistic acquisitions. Operating margin improvements for Beauty Systems Group are expected from significant warehouse and distribution integration. Similar to this past year, we will work to carefully manage expenses, working capital and debt levels.

As we look into 2008, I am more confident than ever in our ability to adapt, take advantage of business opportunities and capitalize on our unique and differentiated value proposition to consumers. With all of that said, we remain committed to excellence in merchandise quality, selection and customer service. And, we understand the importance of staying close to our customers!

Finally, I want to sincerely thank several people for their contributions to the success of our Company. This includes the retired Chairman of Sally Beauty Company Michael Renzulli who guided us through our formative years, and the Lavin and Bernick families for their long-term commitment and support of our business. A special thanks to deceased Bill Wirtz who retired from Alberto's Board last year—Bill was always a friend and enthusiastic supporter of our Company. I also want to thank our new Board of Directors for working diligently throughout the year, our dedicated employees whose valuable contributions directly impact our success, and the shareholders that continue to support Sally Beauty Holdings.



Gary G. Winterhalter
President and Chief Executive Officer
November 29, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: SEPTEMBER 30, 2007

-OR-

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-33145

SALLY BEAUTY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**36-2257936** (I.R.S. Employer Identification No.)
3001 Colorado Boulevard **Denton, Texas** (Address of principal executive offices)	**76210** (Zip Code)

Registrant's telephone number, including area code: (940) 898-7500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined under Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. (See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act). Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) YES ☐ NO ☒

Approximate aggregate market value of registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a share of the registrant's common stock on March 31, 2007: $1,651,130,742. At November 28, 2007, there were 180,995,394 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's 2008 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

TABLE OF CONTENTS

In this report, references to "the Company," "our company," "we," "our," "ours" and "us" refer to Sally Beauty Holdings, Inc., or Sally Beauty, and its consolidated subsidiaries for periods after the separation from Alberto-Culver Company, or Alberto Culver, and to Sally Holdings, Inc. and its consolidated subsidiaries for periods prior to the separation from Alberto-Culver unless otherwise indicated or context otherwise requires.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this Annual Report on Form 10-K and the documents incorporated by reference herein which are not purely historical facts or which depend upon future events may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would," or similar expressions may also identify such forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements as such statements speak only as of the date they were made. Any forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including, but not limited to, risks and uncertainties related to:

- our limited history as a stand-alone company;
- the preparedness of our accounting and other management systems to meet financial reporting and other requirements and the upgrade of our existing financial reporting system;
- the representativeness of our historical consolidated financial information with respect to our future financial position, results of operations or cash flows;
- realizing the anticipated benefits of our separation from Alberto-Culver;
- since our separation from Alberto-Culver, our inability to achieve the benefits of scale that were achieved by Alberto-Culver prior to our separation from Alberto-Culver;
- being a holding company with no operations of our own, and depending on our subsidiaries for cash;
- the highly competitive and consolidating nature of the beauty products distribution industry;
- anticipating changes in consumer preferences and buying trends or to manage our product lines and inventory;
- our dependence upon manufacturers who may be unwilling or unable to continue to supply products to us;
- products sold by us being found to be defective in labeling or content;
- compliance with laws and regulations, or becoming subject to additional or more stringent laws and regulations;
- product diversion;
- the operational and financial performance of our Armstrong McCall business;
- the success of our new Internet-based business;
- successfully identifying acquisition candidates or successfully completing desirable acquisitions;
- integration of businesses acquired in the future;
- opening and operating new stores profitably;

- the success of our cost control plans;
- protecting our intellectual property rights, specifically our trademarks;
- conducting business in international markets;
- disruption in our information technology systems;
- natural disasters or acts of terrorism;
- our substantial indebtedness;
- the possibility that we may incur substantial additional debt;
- restrictions and limitations in the agreements and instruments governing our debt;
- generating the significant amount of cash needed to service all of our debt and refinancing all or a portion of our indebtedness or obtaining additional financing;
- changes in interest rates increasing the cost of servicing our debt or increasing our interest expense due to our interest rate swap agreements;
- the share distribution of Alberto-Culver common stock in our separation from Alberto-Culver not constituting a tax-free distribution;
- actions taken by certain large shareholders adversely affecting the tax-free nature of the share distribution of Alberto-Culver common stock;
- significant restrictions on our ability to issue equity securities;
- the voting power of our largest stockholder discouraging third party acquisitions of us at a premium; and
- the interests of our largest stockholder differing from the interests of other holders of our common stock.

The events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. As a result, our actual results may differ materially from the results contemplated by these forward-looking statements. We assume no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1. BUSINESS

Introduction

We are the largest distributor of professional beauty supplies in the U.S. based on store count. We operate primarily through two business units, Sally Beauty Supply and Beauty Systems Group, or BSG. Through Sally Beauty Supply and BSG (which operates stores under the CosmoProf service mark), we operated a multi-channel platform of 3,368 stores and supplied 200 franchised stores in North America as well as selected European countries and Japan, as of September 30, 2007. Within BSG, we also have one of the largest networks of professional distributor sales consultants in North America, with approximately 1,100 professional distributor sales consultants who sell directly to salons and salon professionals. As of September 30, 2007, Sally Beauty Supply owned and operated 2,669 company-owned retail stores and supplied 25 franchised stores, and BSG operated 699 company-owned stores and supplied 175 franchised stores. We provide our customers with a wide variety of leading third-party branded and exclusive label professional beauty supplies, including hair care products, styling appliances, skin and nail care products and other beauty items. Sally Beauty Supply stores target retail consumers and salon professionals, while BSG exclusively targets salons and salon professionals. Approximately 90% of our net sales were in the U.S. and Canada for each of the last three fiscal years. For the year ended September 30, 2007 our net sales were $2,513.8 million.

Sally Beauty Supply began as a single store in New Orleans in 1964 and was purchased in 1969 by our former parent company, Alberto-Culver. BSG became a subsidiary of Alberto-Culver in 1985. On November 16, 2006, we separated from Alberto-Culver and became an independent company traded on the New York Stock Exchange. Our separation from Alberto-Culver and its consumer products-focused business, which we refer to as the Separation Transactions, was pursuant to an investment agreement, dated as of June 19, 2006, as amended, or the Investment Agreement, among Sally Holdings, Inc., Alberto-Culver, CDRS Acquisition LLC, or CDRS, and others. We were formed as a Delaware corporation in June of 2006 in connection with the Separation Transactions to be the ultimate parent of Sally Beauty Supply and BSG and other subsidiaries following the Separation Transactions. When we refer to Alberto-Culver, we mean Alberto-Culver Company prior to the Separation Transactions or the company from which we separated, which is currently a separate public company, as the context requires.

In connection with the Separation Transactions, CDRS and CD&R Parallel Fund VII, L.P., or the Parallel Fund, and which we refer to together with CDRS as the CDR Investors, invested an aggregate of $575.0 million in cash equity, representing ownership subsequent to the separation of approximately 48% of the outstanding shares of our common stock on an undiluted basis. CDRS, which owned approximately 47.6% of the outstanding shares of our common stock on an undiluted basis as of September 30, 2007, is a Delaware limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., a private investment fund managed by Clayton, Dubilier & Rice, Inc. Also in connection with the Separation Transactions, certain of our subsidiaries incurred approximately $1,850.0 million of indebtedness, as more fully described below.

Professional Beauty Supply Industry

We operate primarily within the large and growing U.S. professional beauty supply industry. Potential growth in the industry is expected to be driven by demographic and fashion trends, which we expect will lead to increased usage of hair color, hair-loss prevention products and hair styling products.

The professional beauty supply industry serves end-users through four channels: full-service/exclusive distribution, open-line distribution, direct and mega-salon stores.

Full-Service/Exclusive

This channel exclusively serves salons and salon professionals and distributes "professional-only" products for use and resale to consumers in salons. Many brands are distributed through arrangements with suppliers by geographic territory. BSG is a leading full-service distributor in the U.S.

Open-Line

This channel serves retail consumers and salon professionals through retail stores and the Internet. This channel is served by a large number of localized retailers and distributors, with only a few having a regional presence and significant market share. We believe that Sally Beauty Supply is the only open-line distributor in the U.S. with a national network of retail stores. In addition, Sally Beauty Supply has recently begun selling some products through its web site (*www.sallybeauty.com*).

Direct

This channel focuses on direct sales to salons and salon professionals by large manufacturers. This is the dominant form of distribution in Europe, but represents a small channel in the U.S. due to the highly fragmented nature of the U.S. market, which tends to make direct distribution cost prohibitive for manufacturers.

Mega-Salon Stores

In this channel, large-format salons are supplied directly by manufacturers due to their large scale.

Key Future Industry Trends

We believe the following key industry trends and characteristics will influence our business, going forward:

High Level of Customer Fragmentation

The U.S. salon market is highly fragmented with over 230,000 salons. Given the fragmented and small-scale nature of the salon industry, we believe that salon operators will continue to depend on full service/ exclusive distributors and open-line channels for a majority of their beauty supply purchases.

Growth in Booth Renting

Many professional stylists are individual operators who rent booth space from salons, which we refer to as booth renters, and are responsible for purchasing their own supplies. Over time, the number of booth renters has significantly increased as a percentage of total salon professionals, and we expect this trend to continue. Given their smaller individual purchases and relative capital constraints, booth renters are likely to be dependent on frequent trips to professional beauty supply stores, like those that BSG and Sally Beauty Supply operate.

Frequent Re-Stocking Needs

Salon professionals primarily rely on just-in-time inventory due to capital constraints and a lack of warehouse and shelf space at salons. These factors are key to driving demand for conveniently located professional beauty supply stores.

Continuing Consolidation

There is continuing consolidation among professional beauty product distributors and among professional beauty supply manufacturers. We believe that suppliers are increasingly likely to focus on larger distributors and retailers with broader scale and a retail footprint. We also believe that we are well positioned to capitalize on this trend as well as to participate in the ongoing consolidation at the distributor/retail level. However, changes often occur in our relationships with suppliers that positively or negatively affect the net sales and operating profits of each business segment. Consolidation among suppliers could exacerbate the effects of these relationship changes and could increase pricing pressures or give our competitors increased negotiating leverage and greater marketing resources. See "Risk Factors—The beauty products distribution industry is highly competitive and is consolidating, and—We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us."

Favorable Demographic and Consumer Trends

The aging baby-boomer population is expected to drive future growth in professional beauty supply sales through increased usage of hair color and hair-loss prevention products. Additionally, continuously changing fashion-related trends that drive new hair styles are expected to result in continued demand for hair styling products.

Business Segments, Geographic Area Information and Seasonality

We operate two business segments: (i) Sally Beauty Supply, a domestic and international open-line and exclusive label distributor of professional beauty supplies offering professional beauty supplies to both retail consumers and salon professionals, and (ii) BSG, a full-service beauty supply distributor offering professional brands directly to salons and salon professionals through our own sales force and professional-only stores, many in exclusive geographical territories in North America. BSG operates stores under the CosmoProf service mark. BSG also franchises beauty supply outlets in the U.S. and Mexico, and supplies franchisees and sub-distributors in Europe. Sales of Sally Beauty Supply accounted for approximately 62%, 60% and 60% of the company's consolidated net sales for the years ended September 30, 2007, 2006 and 2005, respectively. BSG accounted for approximately 38%, 40% and 40% of the company's consolidated net sales for the years ended September 30, 2007, 2006 and 2005, respectively.

Financial information about business segments and geographic area information is incorporated herein by reference to the "Business Segments and Geographic Area Information," Note 18 of the "Notes to Consolidated Financial Statements" in "Item 8—Financial Statements and Supplementary Data" of this report.

Neither the sales nor the product assortment for Sally Beauty Supply or BSG are generally seasonal in nature.

Sally Beauty Supply

Sally Beauty Supply is the largest open-line distributor of professional beauty supplies in the U.S. based on store count. It carries an extensive selection of professional beauty products, ranging between 5,400 and 7,700 stock keeping units, or SKUs, of beauty products, including hair care, nail care, beauty sundries and appliances. It targets retail consumers and salon professionals. We believe that Sally Beauty Supply has differentiated itself from its competitors through its customer value proposition, attractive pricing, extensive selection of leading third-party branded and exclusive label products, broad ethnic product selection, the product knowledge of its sales associates and convenient store locations.

Store Design and Operations

Sally Beauty Supply stores are designed to create an appealing shopping environment that embraces the retail consumer and salon professional and highlights its extensive product offering. Sally Beauty Supply stores average 1,700 square feet in size and are located primarily in strip shopping centers. Generally, Sally Beauty Supply stores follow a consistent format, allowing customers familiarity between Sally Beauty Supply locations.

Sally Beauty Supply stores are segmented into distinctive areas arranged by product type with signs allowing its customers to easily navigate through its stores. Sally Beauty Supply seeks to stimulate cross-selling and impulse buying through strategic product placement and use of the front of the store to highlight new products and key promotional items.

Merchandise

Sally Beauty Supply stores carry a broad selection of branded and exclusive label beauty supplies. Sally Beauty Supply manages each category by product and by SKU and uses centrally developed planoguides to maintain a consistent merchandise presentation across its store base. Through its information systems, Sally Beauty Supply actively monitors each store's category performance, allowing maintenance of consistently high levels of in-stock merchandise. We believe Sally Beauty Supply's tailored merchandise strategy enables it to meet local demands and helps drive traffic in its stores. Additionally, its information systems track and automatically replenish inventory levels, generally on a weekly basis.

Sally Beauty Supply offers a comprehensive ethnic product selection with specific appeal to the African-American marketplace. Its ethnic product offerings are tailored by store based on market demographics and category performance. For example, sales to the African-American marketplace represent approximately 10% of net sales in Sally Beauty Supply's U.S. stores for fiscal year 2007. We believe the breadth of selection of ethnic products available in Sally Beauty Supply Stores is unique and differentiates its stores from its competition. Sally Beauty Supply also aims to position itself to be competitive in price, but not a discount leader.

Sally Beauty Supply's pricing strategy is differentiated by customer segment. Professional salon customers are generally entitled to a price lower than that received by retail customers. However, Sally Beauty Supply does offer discounts to retail customers through its customer loyalty program.

Leading Third-Party Branded Products

Sally Beauty Supply offers an extensive selection of hair care products, nail care products, beauty sundries and appliances from leading third-party brands such as Clairol, Revlon and Conair, as well as an extensive selection of exclusive label merchandise. We believe that carrying a broad selection of the latest premier branded merchandise is critical to maintaining long-term relationships with our customers. The merchandise Sally Beauty Supply carries includes products from one or more of the leading manufacturers in each category. Sally Beauty Supply's objective is not only to carry leading brands, but also to carry a full range of branded and exclusive label products within each category. As hair trends continue to evolve, we expect to offer the changing professional beauty product assortment necessary to meet the needs of retail consumers and salon professionals.

Exclusive Label Products

Sally Beauty Supply offers a broad range of private label and controlled label products, which we generally refer to collectively as exclusive label products, unless the context requires otherwise. Private label products are brands manufactured under trademarks we own or license and in some instances we also own the formula. Controlled label products involve brands that are owned by the manufacturer, but for which we have been granted sole distribution rights. We believe exclusive label products, including controlled label products, provide customers with an attractive alternative to higher-priced leading third-party brands. Exclusive label products accounted for approximately 40% of Sally Beauty Supply's product sales in the U.S. during fiscal year 2007. Generally, the exclusive label brands have higher gross margins than the leading third-party branded products and we believe this area offers continued potential growth. Sally Beauty Supply maintains exclusive label products in a number of categories including hair care, appliances and salon products. Sally Beauty Supply actively promotes its exclusive label brands through in-store promotions and monthly flyers. We believe our customers perceive these exclusive label products to be comparable in quality and name recognition to leading third-party branded products.

The following table sets forth the approximate percentage of Sally Beauty Supply's sales by merchandise category:

	Year Ended September 30, 2007
Hair color	21.3%
Skin and nail care	17.8%
Hair care	17.6%
Brushes, cutlery and accessories	14.1%
Electrical appliances	13.8%
Ethnic products	9.8%
Other beauty items	5.6%
Total	100.0%

Marketing and Advertising

Sally Beauty Supply's marketing program is designed to promote its extensive selection of brand name products at competitive prices. The program is currently centered on multi-page, color flyers highlighting promotional products. Separate flyers are created and tailored to Sally Beauty Supply's retail customers and salon professionals. These flyers, which are available in Sally Beauty Supply stores, are also mailed to loyalty program customers and salon professionals on a monthly basis and are supplemented by e-mail newsletters. Additionally, a Sally Beauty magazine that provides customers with beauty trends and product information is sold in Sally Beauty Supply stores.

Sally Beauty Supply's customer loyalty and marketing programs allow Sally Beauty Supply to collect point-of-sale customer data and increase our understanding of customers' needs. The Sally "Beauty Club" is a loyalty program for customers who are not salon professionals. Beauty Club members, after paying a nominal annual fee, receive a special, discounted price on almost every non-sale item. Members are also eligible for a special Beauty Club e-mail newsletter that contains additional savings, beauty tips, new product information and coupons. In addition, the "ProCard" is a marketing program for salon professionals. ProCard members receive discounts on all beauty products sold at Sally Beauty Supply stores. We believe these programs are effective in developing and maintaining customer relationships.

Store Locations

Sally Beauty Supply selects geographic markets and store sites on the basis of demographic information, quality and nature of neighboring tenants, store visibility and location accessibility. Sally Beauty Supply seeks to locate stores primarily in strip malls, which are occupied by other high traffic retailers including grocery stores, mass merchants and home centers.

Sally Beauty Supply balances its store expansion between new and existing markets. In its existing markets, Sally Beauty Supply adds stores as necessary to provide additional coverage. In new markets, Sally Beauty Supply generally seeks to expand in geographically contiguous areas to leverage its experience. We believe that Sally Beauty Supply's knowledge of local markets is an important part of its success.

The following table provides a history of Sally Beauty Supply store openings since the beginning of fiscal year 2003:

	Year Ended September 30,				
	2007	2006	2005	2004	2003
Stores open at beginning of period	2,511	2,419	2,355	2,272	2,177
Net store openings during period	83	92	62	83	95
Stores acquired during period	100	—	2	—	—
Stores open at end of period	2,694	2,511	2,419	2,355	2,272

Beauty Systems Group

We believe that BSG is the largest full-service distributor of professional beauty supplies in the U.S. As of September 30, 2007, BSG operated 699 company-owned stores, supplied 175 franchised stores and had a sales force of approximately 1,100 professional distributor sales consultants selling exclusively to salons and salon professionals in 47 U.S. states and portions of Canada, Mexico and certain European countries.

Store Design and Operations

BSG stores are designed to create a professional shopping environment that embraces the salon professional and highlights its extensive product offering. Company-owned BSG stores average 2,700 square feet and are located primarily in secondary strip shopping centers. BSG store layouts are designed to provide optimal variety and options to the salon professional. Stores are segmented into distinctive areas arranged by product type with certain areas dedicated to leading third-party brands; such as Paul Mitchell, Wella, Sebastian, Goldwell and TIGI. The selection of these brands varies by territory.

Professional Distributor Sales Consultants

BSG has a network of approximately 1,100 professional distributor sales consultants, which exclusively serve salons and salon professionals. The following table sets forth the number of consultants in the BSG network since the beginning of fiscal year 2003:

	Year Ended September 30,				
	2007	2006	2005	2004	2003
Professional distributor sales consultants	1,067	1,192	1,244	1,167	989

The decrease in distributor sales consultants in fiscal year 2007 is in response to the loss of L'Oreal related sales discussed below under "Competition." BSG's sales force was reduced and the remaining affected distributor sales consultants were offered certain compensation related incentives to stay with us as BSG seeks to replace lost L'Oreal sales.

In order to provide a knowledgeable consultant team, BSG actively recruits professional cosmetologists and individuals with sales experience, as we believe that new consultants with either broad knowledge about the products or direct sales experience will be more successful.

BSG provides training to new consultants beginning with a one-week training program, followed by a continuing program of media-based training, delivered through audio, video and web-based e-learning. The program is designed to develop product knowledge as well as techniques on how best to serve salon professionals. In addition to selling professional beauty products, these sales consultants offer in-store training for professionals and owners in areas such as new styles, techniques and business practices.

An important component of consultants' compensation is sales commissions. BSG's commission system is designed to drive sales and focus consultants on selling products that are best suited to individual salons and salon professionals. We believe our emphasis on recruitment, training, and sales-based compensation results in a sales force that distinguishes itself from other full-service/exclusive-channel distributors.

The following table sets forth the approximate percentage of BSG sales attributable by channel:

	Year Ended September 30,	
	2007	2006
Company-owned retail stores	53.4%	47.5%
Professional distributor sales consultants	31.2%	37.2%
Franchise stores	15.4%	15.3%
Total	100.0%	100.0%

Merchandise

BSG stores carry a broad selection of branded beauty supplies, ranging between 2,700 and 9,800 SKUs of beauty products, including hair care products, nail care, appliances and other beauty items from leading third-party brands. Some products are available in bulk packaging for higher volume salon needs. Through BSG's information systems, each store's product performance is actively monitored, allowing maintenance of an optimal merchandise mix. Additionally, BSG's information systems track and automatically replenish inventory levels on a weekly basis, enabling BSG to maintain high levels of product in stock. Although BSG positions itself to be competitive on price, its primary focus is to provide a comprehensive selection of branded products to the salon professional. Certain BSG products are sold under exclusive arrangements with suppliers, whereby BSG is designated the sole distributor for a specific brand name within certain geographic territories. We believe that carrying a broad selection of branded merchandise is critical to maintaining relationships with our valued professional customers.

The following table sets forth the approximate percentage of sales attributable by merchandise category:

	Year Ended September 30, 2007
Hair care	39.5%
Hair color	22.5%
Promotional items(a)	12.7%
Skin and nail care	8.7%
Electrical appliances	7.5%
Brushes, cutlery and accessories	3.8%
Salon equipment	2.3%
Other beauty items	2.0%
Ethnic products	1.0%
Total	100.0%

(a) Promotional items consists of sales from other categories that are sold on a discounted basis

Marketing and Advertising

BSG's marketing program is designed to promote its extensive selection of brand name products at competitive prices. BSG distributes at its stores and mails to its salon and salon professional customers multi-page color flyers that highlight promotional products. Some BSG stores also host monthly manufacturer-sponsored classes for customers. These classes are held at BSG stores and led by manufacturer-employed educators. Salon professionals, after paying a small fee to attend, are educated on new products and beauty trends. We believe these classes increase brand awareness and drive sales in BSG stores.

Store Locations

BSG stores are primarily located in secondary strip shopping centers. Although BSG stores are located in visible and convenient locations, salon professionals are less sensitive about store location than Sally Beauty Supply customers.

The following table provides a history of BSG store openings since the beginning of fiscal year 2003:

	Year Ended September 30,				
	2007	2006	2005	2004	2003
Stores open at beginning of period	828	822	692	543	535
Net store openings during period	46	6	37	26	8
Stores acquired during period	—	—	93	123	—
Stores open at end of period	874	828	822	692	543

Our Strategy

We believe there are significant opportunities to increase our sales and profitability through the further implementation of our operating strategy and by growing our store base in existing and contiguous markets, both organically and through strategic acquisitions. Specific elements of our growth strategy include the following:

Increase Sales Productivity of Our Stores

We intend to grow comparable store sales by focusing on improving our merchandise mix and introducing new products. In addition, we plan to tailor our marketing, advertising and promotions to attract new customers and increase sales with existing customers. We also plan to enhance our customer loyalty programs, which allow us to collect point-of-sale customer data and increase our understanding of customers' needs.

Open New Stores and Exploring New Markets

In fiscal year 2007, we opened 83 and 46 net new stores for Sally Beauty Supply and BSG, respectively. Because of the limited initial capital outlay, rapid payback, and attractive return on capital, we intend to continue to expand our Sally Beauty Supply and BSG store base. We believe there are growth opportunities for additional stores in the U.S., Canada, Mexico and Europe. In addition, we are exploring the potential to enter new markets such as South America. We expect new store openings in existing and new markets to be an important aspect of our future growth opportunities.

Increase Sales of Exclusive Label Products

We currently intend to grow exclusive label sales in Sally Beauty Supply. We believe our customers view our exclusive label products as high-quality, recognizable brands, which are competitive with leading third-party branded merchandise. Exclusive label products are currently sold through our Sally Beauty Supply stores, with very limited exclusive label offerings at BSG. Exclusive label products account for a substantial amount of the Sally Beauty Supply segment net sales and generate a gross margin greater than that of the leading third-party brands sold through our stores. Potential growth for such products is believed to be significant. In addition, our broad exclusive label product offering minimizes our dependence on any one brand or supplier. We believe exclusive label products present opportunities to grow profits and also increase store loyalty.

Increase Operating Efficiency and Profitability

We believe there are opportunities to increase the profitability of operations, especially in our BSG business. During fiscal year 2007 we made certain changes which included right-sizing the business (including some targeted reductions-in-force) and maximizing the efficiency of our structure. We completed a re-branding project at BSG that repositioned all of our North American company-owned stores under a common name and store identity, CosmoProf, which we believe will improve brand consistency, save on advertising and promotional costs and allow for a more focused marketing strategy. We are also currently implementing a two-year, $19.0 million capital spending program to consolidate BSG warehouses and reduce administrative expenses related to BSG's distribution network. Additionally during fiscal year 2007 we implemented working capital improvement initiatives that are focused on the management of receivables, inventory and payables to further maximize our free cash flow. We also intend to undertake a full review of our procurement strategy. This initiative is intended to identify low cost alternative sources of supply in certain product categories from countries with low manufacturing costs. We also recently began offering some of our Sally Beauty Supply products for sale through our website (*www.sallybeauty.com*), which we expect will lead to additional sales for that business segment.

Pursue Strategic Acquisitions

We have completed more than 25 acquisitions over the last 10 years, predominantly in our BSG segment. We believe our experience in identifying attractive acquisition targets, our proven integration process, and our highly scalable infrastructure have created a strong platform for potential future acquisitions, subject to: (i) restrictions on our ability to finance acquisitions by incurring additional debt under our debt agreements; and (ii) restrictions on the amount of equity that we can issue to make acquisitions for at least two years following the Separation Transactions. We intend to continue to identify and evaluate acquisition targets both domestically and internationally, with a focus on expanding our exclusive BSG territories and allowing Sally Beauty Supply to enter new markets outside the U.S.

Competition

Although there are a limited number of sizable direct competitors to our business, the beauty industry is highly competitive. In each area in which we operate, we experience domestic and international competition, including mass merchandisers, drug stores, supermarkets and other chains, offering similar or substitute beauty products at comparable prices. Our business also faces competition from department stores. In addition, our business competes with local and regional open line beauty supply stores and full-service distributors selling directly to salons and salon professionals through both professional distributor sales consultants and outlets open only to salons and salon professionals. Our business also faces increasing competition from certain manufacturers that use their own sales forces to distribute their professional beauty products directly or align themselves with our competitors. Some of these manufacturers are vertically integrating through the acquisition of distributors and stores. In addition, these manufacturers may acquire additional brands that we currently distribute and attempt to shift these products to their own distribution channels. Our business also faces competition from authorized and unauthorized retailers and Internet sites offering professional salon-only products. See "Risk Factors—The beauty products distribution industry is highly competitive."

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our success:

The Largest Professional Beauty Supply Distributor in the U.S. with Multi-Channel Platform

Sally Beauty Supply and BSG together comprise the largest distributor of professional beauty products in the U.S. by store count. Our leading market positions and multi-channel platform afford us several advantages, including strong positioning with suppliers, the ability to better service the highly fragmented beauty supply market, economies of scale and the ability to capitalize on the ongoing consolidation in our sector. Through our multi-channel platform, we are able to generate and grow revenues across broad, diversified geographies, and customer segments using varying product assortments. We operate in ten countries outside the U.S. and Puerto Rico, offering up to 7,700 and 9,800 SKUs in Sally Beauty Supply and BSG stores, respectively, to a potential customer base that includes millions of retail consumers, and more than 230,000 salons in the U.S.

Differentiated Customer Value Proposition

We believe that our stores are differentiated from their competitors through convenient location, broad selection of professional beauty products (including leading third-party branded and (in Sally Beauty Supply stores) exclusive label merchandise), high levels of in-stock merchandise, knowledgeable salespeople and competitive pricing. Our merchandise mix includes a comprehensive ethnic product selection, which is tailored by store based on market demographics and category performance. African-American products represent approximately 10% of net sales in U.S. Sally Beauty Supply stores during fiscal year 2007, and we believe that the breadth of its selection of these products further differentiates Sally Beauty Supply from its competitors. In addition, as discussed above, Sally Beauty Supply also offers a customer loyalty program for Sally Beauty Supply customers, the Beauty Club, whereby members receive a special, discounted price on products and are also eligible for a special Beauty Club e-mail newsletter with additional promotional offerings, beauty tips and new product information for a nominal annual fee. We believe that our differentiated customer value proposition and strong brands drive customer loyalty and high repeat traffic, contributing to our consistent historical financial performance. Our BSG professional distributor sales consultants benefit from their customers having access to the BSG store system. Customers have the ability to pick up the products they need between sales visits from professional distributor sales consultants.

Attractive Store Economics

We believe that our stores generate attractive returns on invested capital. The capital requirements to open a U.S. based Sally Beauty Supply or BSG store, excluding inventory, average approximately $60,000 and $75,000, respectively. Sally Beauty Supply and BSG stores average approximately 1,700 and 2,700 square feet in size, respectively, and are typically located within strip shopping centers. Strong average sales per square foot combined with minimal staffing requirements, low rent expense and limited initial capital outlay, typically result in positive contribution margins within three to four months, and cash payback on investment within approximately two years. Due to such attractive investment returns and relatively high operating profit contributions per store, over the past five years Sally Beauty Supply and BSG have opened 415 and 123 net new stores, respectively.

Consistent Financial Performance

We have a proven track record of strong growth and consistent profitability due to superior operating performance, new store openings and strategic acquisitions. Over the past five fiscal years, our comparable store sales growth has been positive in each year and has averaged 3.5%, as set forth in the following table:

	Year Ended September 30,				
Comparable store sales growth:	**2007**	**2006**	**2005**	**2004**	**2003**
Sally Beauty Supply	2.7%	2.4%	2.4%	3.8%	2.7%
Beauty Systems Group	10.1%	4.1%	(0.6%)	8.5%	4.6%
Consolidated	4.5%	2.8%	1.8%	4.6%	3.8%

Experienced Management Team with a Proven Track Record

Our management team, led by President and Chief Executive Officer Gary Winterhalter, has a strong record of net sales growth and profitability improvement. Our senior management team has an average tenure of 11 years with us and our subsidiaries and their predecessors and 21 years in the beauty supply industry.

Customer Service

We strive to complement our extensive merchandise selection and innovative store design with superior customer service. We actively recruit individuals with cosmetology experience because we believe that such individuals are more knowledgeable about the products they sell. Additionally, Sally Beauty Supply recruits individuals with retail experience because we believe their general retail knowledge can be leveraged in the beauty supply industry. We believe that employees' knowledge of the products and ability to demonstrate and explain the advantages of the products increases sales and that their prompt, knowledgeable service fosters the confidence and loyalty of customers and differentiates our business from other professional beauty supply distributors.

We emphasize product knowledge during initial training as well as during ongoing training sessions, with programs intended to provide new associates and managers with significant training. The training programs encompass operational and product training and are designed to increase employee and store productivity. Store employees are also required to participate in training on an ongoing basis to keep up-to-date on products and operational practices.

Most of our stores are staffed with a store manager, and two or three full-time or part-time associates. BSG stores are generally also staffed with an assistant manager. The operations of each store are supervised by a district manager, who reports to a territory manager.

Suppliers

We purchase our merchandise directly from manufacturers and fillers through supply contracts and by purchase order. For fiscal year 2007, our two largest suppliers were Procter & Gamble Co., or P&G, and the Professional Products Division of L'Oreal USA S/D, Inc., or L'Oreal. Products are purchased from most manufacturers and fillers on an at-will basis or under contracts which can be terminated without cause upon 90 days notice or less or expire without express rights of renewal. Such manufacturers and fillers could discontinue sales to us at any time or upon short notice.

As is typical in distribution businesses, relationships with suppliers are subject to change from time to time (including the expansion or loss of distribution rights in various geographies and the addition or loss of products lines). Changes in our relationships with suppliers occur often, and could positively or negatively impact our net sales and operating profits. See "Risk Factors—We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us." However, we believe that we can be successful in mitigating negative effects resulting from unfavorable changes in the relationships between us and our suppliers through, among other things, the development of new or expanded supplier relationships.

On December 19, 2006, we announced that: (i) BSG, other than its Armstrong McCall L.P., or Armstrong McCall, division, would not retain its rights to distribute the professional products of L'Oreal through its distributor sales consultants (effective January 30, 2007, with exclusivity ending December 31, 2006) or in its stores on an exclusive basis (effective January 1, 2007) in those geographic areas within the U.S. in which BSG had distribution rights; and (ii) BSG's Armstrong McCall division would not retain the rights to distribute Redken professional products through distributor sales consultants or its stores. In an effort to replace these rights, BSG entered into long-term agreements with L'Oreal under which, as of January 1, 2007, BSG had non-exclusive rights to distribute the same L'Oreal professional products in its stores that it previously had exclusive rights to in its stores and through its sales consultants. Sales of L'Oreal products in BSG U.S. based stores (excluding BSG's Armstrong McCall division) were approximately $121 million during fiscal year 2007. Armstrong McCall retained its exclusive rights to distribute Matrix professional products in its territories. During fiscal year 2007, sales of L'Oreal products at Armstrong McCall were approximately $52 million. See "Risk Factors—We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us."

Distribution

As of September 30, 2007, we operated 21 distribution centers, 6 of which serviced Sally Beauty Supply and 15 of which serviced BSG. Our purchasing and distribution system is designed to minimize the delivered cost of merchandise and maximize the level of merchandise in-stock in stores. This distribution system also allows for monitoring of delivery times and maintenance of appropriate inventory levels. Product deliveries are typically made to our stores on a weekly basis. Each distribution center has a quality control department that monitors products received from suppliers. We utilize proprietary software systems to provide computerized warehouse locator and inventory support.

We are currently implementing a two-year, $19.0 million capital spending program, which will continue into fiscal year 2008, to consolidate warehouses and reduce administrative expenses related to BSG's distribution network optimization program. We expect to achieve annual cost savings of approximately $10.0 million annually from this project within the next two years. See "Risk Factors—We are not certain that our ongoing cost control plans will continue to be successful."

Management Information Systems

Our management information systems provide order processing, accounting and management information for the marketing, distribution and store operations functions of our business. Most of these systems have been developed internally. The information gathered by the management information systems supports automatic replenishment of in-store inventory and provides support for product purchase decisions. See "Risk Factors—We may be adversely affected by any disruption in our information technology systems."

Employees

In our domestic and foreign operations, we had approximately 18,500 full-time equivalent employees as of September 30, 2007 consisting of approximately 13,600 hourly personnel and 4,900 salaried employees.

Certain subsidiaries in Mexico have collective bargaining agreements, covering warehouse and store personnel, which expire at various times over the next several years. We believe we have good relationships with our employees.

Management

For information concerning our directors and executive officers, see "Directors and Executive Officers of the Registrant" in Item 10 of this report.

Regulation

We are subject to a wide variety of laws and regulations, which historically have not had a material effect on our business. For example, in the U.S., most of the products sold and the content and methods of advertising and marketing utilized are regulated by a host of federal agencies, including, in each case, one of more of the following: the Food and Drug Administration, or FDA, the Federal Trade Commission, or FTC, and the Consumer Products Safety Commission. The transportation and disposal of many of our products are also subject to federal regulation. State and local agencies regulate many aspects of our business. In markets outside of the U.S., regulation is also focused and comprehensive.

The franchisor-franchisee relationship poses a specific set of regulatory issues. We are subject to the regulation of offering and sale of franchises in the U.S. and Mexico. The applicable laws and regulations affect our business practices, as franchisor, in a number of ways, including restrictions placed upon the offering, renewal, termination and disapproval of assignment of franchises. To date, these laws and regulations have not had a material effect upon operations.

Trademarks and Other Intellectual Property Rights

Our trademarks, certain of which are material to our business, are registered or legally protected in the U.S., Canada and other countries throughout the world in which we operate. We and our subsidiaries own over 200 trademarks in the U.S. We also rely upon trade secrets and know-how to develop and maintain our competitive position. We protect intellectual property rights through a variety of methods, including reliance upon trademark, patent and trade secret laws, in addition to confidentiality agreements with many vendors, employees, consultants and others who have access to our proprietary information. The duration of our trademark registrations is generally 10 or 15 years, depending on the country in which a mark is registered, and generally the registrations can be renewed. The scope and duration of intellectual property protection varies by jurisdiction and by individual product.

Access to Public Filings

Our annual report on Form 10-K, our Quarterly Reports on Form 10-Q and current reports on Form 8-K, and amendments to such reports are available, without charge, on our website, *www.sallybeautyholdings.com*, as soon as reasonably possible after they are filed electronically with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. We will provide copies of such reports to any person, without charge, upon written request to our office of Investor Relations by writing to: our Investor Relations Department at 3001 Colorado Blvd, Denton, TX 76210. The information found on our website shall not be considered to be part of this or any other report filed with or furnished to the SEC.

In addition to our website, you may read and copy public reports we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains our reports, proxy and information statements, and other information that we file electronically with the SEC at *www.sec.gov*.

ITEM 1A. RISK FACTORS

The following describes risks that we believe to be material to our business. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results could be materially and adversely affected. There may be additional risks, of which we are not aware or that we do not believe to be material that could materially and adversely affect our business. This report also contains forward-looking statements and the following risks could cause our actual results to differ materially from those anticipated in such forward-looking statements.

Risks Relating to Our Business

We have a limited history as a stand-alone company, may be unable to continue to make the changes necessary to operate effectively, and we rely upon Alberto-Culver for the accuracy of certain historical services and information.

We recently separated from Alberto-Culver and became an independent publicly-traded company. Apart from a limited number of services provided to us on a transitional basis, Alberto-Culver has no obligation to provide financial, operational or organizational assistance to us or any of our subsidiaries. In addition, we often rely upon Alberto-Culver for the accuracy and/or completeness of certain historical services and information provided to us when we were part of that company. For example, as the successor entity to Alberto-Culver after the separation, we rely upon the prior-year federal income tax returns of Alberto-Culver, and accounting methods established therein, for certain calculations that affect our U.S. federal income tax liability. Please see "Risks Relating to the Tax Treatment of Our Separation from Alberto-Culver and Relating to Our Largest Stockholder" below. We also rely upon Alberto-Culver for historical information related to our insurance programs and other benefits. There can be no assurance that our separation from Alberto-Culver, the resulting absence of its general administrative and professional assistance, or our reliance upon the accuracy or completeness of historical information or services previously provided by them will not have an adverse impact on our business, financial condition and results of operations.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we are subject following our separation from Alberto-Culver.

Our financial results previously were included within the consolidated results of Alberto-Culver, and the reporting and control systems were appropriate for those of subsidiaries of a public company. However, neither we nor any of our subsidiaries was directly subject to reporting and other requirements of the Exchange Act. As an independent publicly-traded company, we are now directly subject to reporting and other obligations under the Exchange Act. These reporting and other obligations place significant demands on the management and administrative and operational resources, including accounting resources, of us and our subsidiaries. As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a private company. Under the SEC rules and regulations, as well as those of the New York Stock Exchange, our compliance costs have increased.

In addition, as a public company we are subject to rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which require us to include in our Annual Report on Form 10-K our management's report on, and assessment of, the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting and the effectiveness of such internal controls. If we fail to properly assess and/or achieve and maintain the adequacy of our internal controls, there is a risk that we will not comply with all of the requirements imposed by Section 404. Moreover, effective internal controls are necessary to help prevent financial fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our securities.

To comply with these requirements, we and our subsidiaries are upgrading our systems, including information technology, implementing additional financial and management controls, reporting systems and procedures, and have hired additional legal, accounting and finance staff. In particular, during fiscal year 2008 we will be upgrading our financial reporting system. These and any other required upgrades to our financial and management controls, reporting systems, information technology and procedures under the financial reporting requirements and other rules that apply to reporting companies, now and in the future, will require that our management and resources be diverted from our core business to assist in compliance with those requirements. There can be no assurance that the time and resources our management will need to devote to these upgrades, service outages or delays due to the installation of upgrades, or the impact on the reliability of our data from these upgrades will not have a material adverse effect on our business, financial condition or results of operations.

Our historical consolidated financial information contained in this report does not represent our future financial position, results of operations or cash flows nor does it reflect what our financial position, results of operations or cash flows would have been as a separate public company during the periods presented.

Our historical consolidated financial information for the periods prior to the Separation Transactions included in this report is not representative of our future financial position, results of operations or cash flows nor does it reflect what our financial position, results of operations or cash flows would have been as an independent public company during the periods presented. This is primarily because:

- Our historical consolidated financial information for the periods prior to the Separation Transactions reflects allocation of expenses from Alberto-Culver. Those allocations may be different from the comparable expenses we would have incurred as a separate company.
- Our working capital requirements for the periods prior to the Separation Transactions historically were satisfied as part of Alberto-Culver's corporate-wide cash management policies. In connection with the Separation Transactions, we incurred a large amount of indebtedness and assumed significant debt service costs. As a result, our cost of debt and capitalization are significantly different from that reflected in our historical consolidated financial information for periods prior to the Separation Transactions.
- As a result of the Separation Transactions, there have been significant changes in our cost structure, including the costs of establishing an appropriate accounting and reporting system, debt service obligations and other costs of being a stand-alone company.

We may not be able to realize the anticipated benefits of our separation from Alberto-Culver on a timely basis or at all.

Our success as an independent publicly-traded company depends, in part, on our ability to realize the anticipated benefits of our separation from Alberto-Culver. These anticipated benefits include increased brand and product recognition as a result of our increased ability to engage in more aggressive marketing and advertising campaigns following the elimination of difficulties arising from our businesses' competition with the customers and suppliers of Alberto-Culver's consumer products business, and the potential for increased operating earnings of our business expected to result from allowing us to focus our attention and resources on our business and customers. We cannot assure you these benefits will occur or that we will be able to achieve growth in the future comparable to our businesses' recent historical sales and earnings growth.

As a separate entity, we do not enjoy all of the benefits of scale that Alberto-Culver achieved with the combination of the consumer products business and our business.

Prior to the Separation Transactions, Alberto-Culver benefited from the scope and scale of the consumer products business and our business in certain areas, including, among other things, risk management, employee benefits, regulatory compliance, administrative services and human resources. Our loss of these benefits as a consequence of our separation from Alberto-Culver could have an adverse effect on our business, results of operations and financial condition. For example, it is possible that some costs will be greater for us than they were for Alberto-Culver due to the loss of volume discounts and the position of being a large customer to service providers and vendors. In addition, the separation eliminated Alberto-Culver's diversification that resulted from operating the consumer products business of Alberto-Culver alongside our distribution business that tended to mitigate financial and operations volatility. As a result, we may experience increased volatility in terms of cash flow, operating results, working capital and financing requirements.

We are a holding company, with no operations of our own, and we depend on our subsidiaries for cash.

We are a holding company and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends or intercompany loans. However, none of our subsidiaries are obligated to make funds available to us for payment of dividends. Furthermore, we and our subsidiaries may be able to incur substantial additional indebtedness in the future that may severely restrict or prohibit our subsidiaries from making distributions, paying dividends or making loans to us.

The beauty products distribution industry is highly competitive and is consolidating.

The beauty products distribution industry is highly fragmented and there are few significant barriers to entry into the markets for most of the types of products and services we sell. Sally Beauty Supply competes with other domestic and international beauty product wholesale and retail outlets, including local and regional open line beauty supply stores, professional-only beauty supply stores, salons, mass merchandisers, drug stores and supermarkets. BSG competes with other domestic and international beauty product wholesale and retail suppliers and with manufacturers selling professional beauty products directly to salons and individual salon professionals. We also face competition from authorized and unauthorized retailers and Internet sites offering professional salon-only products. The increasing availability of unauthorized professional salon products in large format retail stores such as drug stores, grocery stores and others could have a negative impact on our business. The primary competitive factors in the beauty products distribution industry are the price at which we purchase products from manufacturers, quality, perceived value, consumer brand name recognition, packaging and mix of the products we sell; customer service; the efficiency of our distribution network; and the availability of desirable store locations. Competitive conditions may limit our ability to maintain prices or may require us to reduce prices to retain business or marketplace share. Some of our competitors are larger and have greater financial and other resources than we do, and are less leveraged than our business, and may therefore be able to spend more aggressively on advertising and promotional activities and respond more effectively to changing business and economic conditions. We expect existing competitors, business partners and new entrants to the beauty products distribution industry to constantly revise or improve their business models in response to challenges from competing businesses, including ours. If these competitors introduce changes or developments that we cannot meet in a timely or cost-effective manner, our business may be adversely affected.

In addition, our industry is consolidating, which may give our competitors increased negotiating leverage and greater marketing resources, thereby providing corresponding competitive advantages over us. For instance, we may lose customers if our competitors that own national chains acquire additional salons that are BSG customers or if professional beauty supply manufacturers align themselves with other beauty product wholesale and retail suppliers who compete with BSG. For example our largest supplier, L'Oreal, has moved a material amount of revenue out of the BSG nationwide distribution network and into competitive regional distribution networks. More recently, L'Oreal has also announced the acquisition of distributors competitive with BSG in the southeastern U.S. as well as the west coast of the U.S. As a result,

L'Oreal is entering into direct competition with BSG and there can be no assurance that there will not be further revenue losses over time at BSG, due to potential losses of additional L'Oreal related products as well as from the increased competition from L'Oreal-affiliated distribution networks. In addition, L'Oreal has announced the acquisition of a supplier (Pureology) that does not currently do business with BSG. If L'Oreal acquired a supplier that did conduct business with BSG, we could lose that revenue as well. Such consolidation may increase competition from distribution channels related to suppliers and place more leverage in the hands of those suppliers to negotiate better margins on products sold in our stores.

If we are unable to compete effectively in our marketplace or if competitors could divert our customers away from our stores, it could adversely impact our business, financial condition and results of operations.

We may be unable to anticipate changes in consumer preferences and buying trends or manage our product lines and inventory commensurate with consumer demand.

Our success depends in part on our ability to anticipate, gauge and react in a timely manner to changes in consumer spending patterns and preferences for beauty products. If we do not anticipate and respond to trends in the market for beauty products and changing consumer demands in a timely manner, our sales may decline significantly and we may be required to mark down certain products to sell the resulting excess inventory at prices which can be significantly lower than the normal retail or wholesale price, which could adversely impact our business, financial condition and results of operations. In addition, we depend on our inventory management and information technology systems in order to replenish inventories and deliver products to store locations in response to customer demands. Any systems-related problems could result in difficulties satisfying the demands of customers which, in turn, could adversely affect our sales and profitability.

We expect the aging baby-boomer population to drive future growth in professional beauty supply sales through an increase in the usage of hair color and hair-loss products. Additionally, we expect continuously changing fashion-related trends that drive new hair styles to result in continued demand for hair styling products. Changes in consumer tastes and fashion trends can have an impact on our financial performance. If we are unable to anticipate and respond to trends in the market for beauty products and changing consumer demands, our business could suffer.

We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us.

We do not manufacture the brand name or exclusive label products we sell, and instead purchase our products from manufacturers and fillers. We depend on a limited number of manufacturers for a significant percentage of the products we sell. For fiscal year 2007, our two largest suppliers were Procter & Gamble Co., or P&G, and the Professional Products Division of L'Oreal USA S/D, Inc., or L'Oreal. BSG's largest supplier, L'Oreal, represented approximately 24% of BSG's total net sales in fiscal year 2007.

In addition, since we purchase products from many manufacturers and fillers on an at-will basis, under contracts which can generally be terminated without cause upon 90 days notice or less or which expire without express rights of renewal, such manufacturers and fillers could discontinue sales to us at any time or upon the expiration of the distribution period. Some of our contracts with manufacturers may be terminated by such manufacturers if we fail to meet specified minimum purchase requirements. In such cases, we do not have contractual assurances of continued supply, pricing or access to new products and vendors may change the terms upon which they sell. Infrequently, a supplier will seek to terminate a distribution relationship through legal action. For example, in April 2007 Farouk Systems, Inc. filed an action seeking a declaratory judgment that it is entitled to terminate a long-term distribution agreement with Armstrong McCall. Armstrong McCall is vigorously defending its rights under the agreement. We may not be able to acquire desired merchandise in sufficient quantities or on acceptable terms in the future.

Changes in Sally Beauty Supply and BSG's relationships with suppliers occur often, and could positively or negatively impact the net sales and operating profits of both business segments. For example, net sales and operating profits of Sally Beauty Supply and BSG were negatively affected in fiscal year 2005 by the decision of certain suppliers of the BSG business to begin selling their products directly to salons in most markets. Subsequently, in fiscal year 2006 one of those suppliers agreed to have BSG once again sell its product lines in BSG stores.

Some of our suppliers may seek to decrease their reliance on distribution intermediaries, including full-service/exclusive and open-line distributors like BSG and Sally Beauty Supply, by promoting their own distribution channels, as discussed above. These suppliers may offer advantages, such as discounted prices, when their products are purchased from distribution channels they control. If our access to supplier-provided products were to be diminished relative to our competitors, our business could be materially and adversely affected. Also, consolidation among suppliers may increase their negotiating leverage, thereby providing them with competitive advantages over us that may increase our costs and reduce our revenues, adversely affecting our business, financial condition and results of operations.

On December 19, 2006, we announced that: (i) BSG, other than its Armstrong McCall division, would not retain its rights to distribute the professional products of L'Oreal through its distributor sales consultants (effective January 30, 2007, with exclusivity ending December 31, 2006) or in its stores on an exclusive basis (effective January 1, 2007) in those geographic areas within the U.S. in which BSG had distribution rights; and (ii) BSG's Armstrong McCall division would not retain the rights to distribute Redken professional products through its franchises. In an effort to replace these rights, BSG entered into long-term agreements with L'Oreal under which, as of January 1, 2007, BSG had non-exclusive rights to distribute the same L'Oreal professional products in its stores that it previously had exclusive rights to in its stores and through its sales consultants. Armstrong McCall retained its exclusive rights to distribute Matrix professional products in its territories.

Although we plan to mitigate the negative effects resulting from unfavorable changes in our relationships with suppliers, such as L'Oreal, there can be no assurance that our efforts will partially or completely offset the loss of these distribution rights. BSG's loss of distribution rights through its distributor sales consultants, as well as the loss of exclusive rights to distribute L'Oreal products in its stores, has also resulted in margin pressure on BSG's remaining L'Oreal revenues, and this pressure is currently projected to continue during fiscal year 2008. In addition, one of our key strategies in dealing with the loss of the L'Oreal distribution rights has been to attempt to shift a portion of the L'Oreal purchases by BSG customers previously served by the distributor sales consultants to our BSG stores. We did not significantly shift a portion of L'Oreal purchases by BSG customers previously served by the distribution sales consultants to stores during fiscal year 2007, and we no longer expect to do so in the future. As discussed above, L'Oreal is entering into direct competition with BSG and there can be no assurance that there will not be further revenue losses over time at BSG, due to potential losses of additional L'Oreal related products as well as from the increased competition from L'Oreal-affiliated distribution networks. For example, L'Oreal could attempt to terminate our contracts to carry certain of their products in BSG stores, which brought in revenues of approximately $121 million in U.S. sales for fiscal year 2007 and have expiration dates at the end of 2012. Therefore, there can be no assurance that the impact of these developments will not adversely impact revenue to a greater degree than we currently expect, or that our efforts to mitigate the impact of these developments will be successful. If the impact of these developments is greater than we expect or our efforts to mitigate the impact of these developments are not successful, this could have a material adverse effect on our business, financial condition or results of operations.

Manufacturers and fillers of beauty supply products are subject to certain risks that could adversely impact their ability to provide us with their products on a timely basis, including industrial accidents, environmental events, strikes and other labor disputes, union organizing activity, disruptions in logistics or information systems, loss or impairment of key manufacturing sites, product quality control, safety, and licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which neither they nor we have control. In addition, our operating results depend to some extent on the orderly operation of our receiving and distribution process, which depends on manufacturers' adherence to shipping schedules and our effective management of our distribution facilities and capacity.

If a material interruption of supply occurs, or a significant supplier ceases to supply us or materially decreases its supply to us, we may not be able to acquire products with similar quality and consumer brand name recognition as the products we currently sell, or acquire such products in sufficient quantities to meet our customers' demands or on favorable terms to our business, any of which could adversely impact our business, financial condition and results of operations.

We do not control the production process for the brand name and exclusive label products we sell. In many cases, we rely on representations of manufacturers and fillers about the products we purchase for resale regarding whether such products have been manufactured in accordance with applicable governmental regulations. We may not be able to identify a defect in a product we purchase from a manufacturer or filler before we offer such product for resale, which could result in fines or other actions by government regulators, product liability claims, product recalls, harm to our credibility, impairment of customer relationships or a decrease in the market acceptance of brand names, any of which could adversely affect our business, financial condition and results of operations.

If products sold by us are found to be defective in labeling or content, our credibility and that of the brands we sell may be harmed, market acceptance of our products may decrease and we may be exposed to liability in excess of our products liability insurance coverage and manufacturer indemnities.

Our sale of certain products exposes us to potential product liability claims, recalls or other regulatory or enforcement actions initiated by federal, state or foreign regulatory authorities or through private causes of action. Such claims, recalls or actions could be based on allegations that, among other things, the products sold by us are misbranded, contain contaminants, provide inadequate instructions regarding their use or misuse, or include inadequate warnings concerning flammability or interactions with other substances. Claims against us could also arise as a result of the misuse by purchasers of such products or as a result of their use in a manner different than the intended use. We may be required to pay for losses or injuries actually or allegedly caused by the products we sell and to recall any product we sell that is alleged to be or is found to be defective.

Any actual defects or allegations of defects in products sold by us could result in adverse publicity and harm our credibility, which could adversely affect our business, financial condition and results of operations. Although we may have indemnification rights against the manufacturers of many of the products we distribute and rights as an "additional insured" under the manufacturer's insurance policies, it is not certain that any individual manufacturer or insurer will be financially solvent and capable of making payment to any party suffering loss or injury caused by products sold by us. Further, some types of actions and penalties, including many actions or penalties imposed by governmental agencies and punitive damages awards, may not be remediable through reliance on indemnity agreements or insurance. Furthermore, potential product liability claims may exceed the amount of indemnity or insurance coverage or be excluded under the terms of an indemnity agreement or insurance policy. If we are forced to pay to satisfy such claims, it could have an adverse effect on our business, financial condition and results of operations.

We could be adversely affected if we do not comply with laws and regulations or if we become subject to additional or more stringent laws and regulations.

We are subject to a number of U.S. federal, state and local laws and regulations, as well as the laws and regulations applicable in each other market in which we do business. These laws and regulations govern the composition, packaging, labeling and safety of the products we sell, the methods we use to sell these products and the methods we use to import these products. Non-compliance with applicable laws and regulations of governmental authorities, including the FDA and similar authorities in other jurisdictions, by us or the manufacturers of the products sold by us could result in fines, product recalls and enforcement actions or otherwise restrict our ability to market certain products, which could adversely affect our business, financial condition and results of operations. The laws and regulations applicable to us or manufacturers of the products sold by us may become more stringent. Continued legal compliance could require the review and possible reformulation or relabeling of certain products, as well as the possible removal of some products from the market altogether. Legal compliance could also lead to considerably higher internal regulatory costs. Manufacturers may try to recover some or all of any increased costs of compliance by increasing the prices at which we purchase products and we may not be able to recover some or all of such increased cost in our own prices to our customers. We are also subject to state and local laws and regulations that affect our franchisor-franchisee relationships. Increased compliance costs and the loss of sales of certain products due to more stringent or new laws and regulations could adversely affect our business, financial condition and results of operations.

Laws and regulations impact our business in many areas that have no direct relation to the products we sell. For example, as a public company, we are subject to a number of laws and regulations related to the issuance and sale of our securities. Another area of intense regulation is that of the relationships we have with our employees, including compliance with many different wage/hour and nondiscrimination related regulatory schemes. Violation of any of the laws or regulations governing our business and the assertion of individual or class-wide claims could have an adverse effect on our business, financial condition and results of operations.

Product diversion could have an adverse impact on our revenues.

The majority of the products that BSG sells, including those sold by our Armstrong McCall franchisees, are meant to be used exclusively by salons and individual salon professionals or are meant to be sold exclusively by the purchasers, such as salons, to their retail consumers. However, despite our efforts to prevent diversion, incidents of product diversion occur, whereby our products are sold by these purchasers (and possibly by other bulk purchasers such as franchisees) to wholesalers and general merchandise retailers. These retailers, in turn, sell such products to consumers. The diverted product may be old, tainted or damaged and sold through unapproved outlets, all of which could diminish the value of the particular brand. Diversion may result in lower net sales for BSG should consumers choose to purchase diverted products from retailers rather than purchasing from our customers, or choose other products altogether because of the perceived loss of brand prestige.

Product diversion is generally prohibited under our supplier contracts and we may be under a contractual obligation to stop selling to salons, salon professionals and other bulk purchasers who engage in product diversion. If we fail to stop diversion as required (including known diversion of products sold through our Armstrong McCall franchisees), our supplier contracts could be adversely affected or even terminated. In addition, our investigation and enforcement of our anti-diversion policies may result in reduced sales to our customer base, thereby decreasing our revenues and profitability.

BSG's financial results are affected by the financial results of BSG's franchised-based business (Armstrong McCall).

BSG receives revenue from products purchased by Armstrong McCall franchisees. Accordingly, a portion of BSG's financial results is to an extent dependent upon the operational and financial success of these franchisees, including their implementation of BSG's strategic plans. If sales trends or economic conditions worsen for Armstrong McCall's franchisees, their financial results may worsen. When Armstrong McCall divests company-owned stores, Armstrong McCall is often required to remain responsible for lease payments for these stores to the extent that the relevant franchisees default on their leases. Additionally, if Armstrong McCall franchisees fail to renew their franchise agreements, or if Armstrong McCall fails to meet its obligations under its franchise agreements or vendor distribution agreements or is required to restructure its franchise agreements in connection with such renewal, it could result in decreased revenues for BSG or legal issues with our franchisees or vendors.

Our new Internet-based business may be unsuccessful or may cause internal channel conflict.

We recently began offering some of our beauty products for sale through our website (*www.sallybeauty.com*). Therefore we will now encounter risks and difficulties frequently experienced in Internet-based businesses, including risks related to our ability to attract and retain customers on a cost-effective basis and our ability to operate, support, expand and develop our Internet operations, our websites, and our software and other related operational systems. In addition, our new Internet-based business may conflict with the success of our Sally Beauty stores. For example, our Internet-based business may compete with our Sally Beauty stores for the same customers. Although we believe that our participation in both Internet-based and store-based sales is a distinct advantage for us due to synergies and the potential for new customers, customer conflicts between these offerings could create issues that have the potential to adversely affect our results of operations. For example, such conflict could cause some of our current or potential Internet customers to consider competing distributors of beauty products.

We may not be able to successfully identify acquisition candidates or successfully complete desirable acquisitions.

In the past several years, we have completed several significant acquisitions, the majority of which were for the BSG business. We intend to continue to pursue additional acquisitions in the future. Our business has in the past actively reviewed acquisition prospects that would complement our existing lines of business, increase the size and geographic scope of our operations or otherwise offer growth and operating efficiency opportunities. There can be no assurance that we will be able to identify suitable acquisition candidates.

If suitable candidates are identified, sufficient funds may not be available to make such acquisitions. We compete against many other companies, some of which are larger and have greater financial and other resources than we do. Increased competition for acquisition candidates could result in fewer acquisition opportunities and higher acquisition prices. In addition (as discussed below), the amount of equity that we can issue to make acquisitions or raise additional capital will be severely limited for at least two years following the Separation Transactions (or November 2008), which will make equity generally unavailable to fund acquisitions. Also, because we are highly leveraged and the agreements governing our indebtedness contain limits on our ability to incur additional debt, we may be unable to finance acquisitions that would increase our growth or improve our financial and competitive position. To the extent that debt financing is available to finance acquisitions, our net indebtedness could be increased as a result of any acquisitions.

If we acquire any businesses in the future, they could prove difficult to integrate, disrupt our business or have an adverse effect on our results of operations.

Any acquisitions that we do make may be difficult to integrate profitably into our business and may entail numerous risks, including:

- difficulties in assimilating acquired operations, stores or products, including the loss of key employees from acquired businesses;
- difficulties and costs associated with integrating and evaluating the information systems and/or internal control systems of acquired businesses;
- expenses associated with the amortization of identifiable intangible assets;
- problems retaining key technical, operational and administrative personnel;
- diversion of management's attention from our core business, including loss of management focus on marketplace developments;
- complying with foreign regulatory requirements, including multi-jurisdictional competition rules;

- enforcement of intellectual property rights in some foreign countries;
- adverse effects on existing business relationships with suppliers and customers, including the potential loss of suppliers of the acquired businesses;
- operating inefficiencies and negative impact on profitability;
- entering markets in which we have limited or no prior experience; and
- those related to general economic and political conditions, including legal and other barriers to cross-border investment in general, or by U.S. companies in particular.

In addition, during the acquisition process, we may fail or be unable to discover some of the liabilities of businesses that we acquire. These liabilities may result from a prior owner's noncompliance with applicable laws and regulations. Acquired businesses may also not perform as we expect or we may not be able to obtain financial improvements in acquired businesses that we may expect.

If we are unable to profitably open and operate new stores, our business, financial condition and results of operations may be adversely affected.

Our future growth strategy depends in part on our ability to open and profitably operate new stores in existing and additional geographic markets. The capital requirements to open a U.S. based Sally Beauty Supply or BSG store, excluding inventory, average approximately $60,000 and $75,000, respectively. However, we may not be able to open all of the new stores we plan to open and any new stores we open may not be profitable, either of which could have a material adverse impact on our financial condition or results of operations. There are several factors that could affect our ability to open and profitably operate new stores, including:

- the inability to identify and acquire suitable sites or to negotiate acceptable leases for such sites;
- proximity to existing stores that may reduce new stores' sales or the sales of existing stores;
- difficulties in adapting our distribution and other operational and management systems to an expanded network of stores;
- the potential inability to obtain adequate financing to fund expansion because of our high leverage and limitations on our ability to issue equity for at least two years following the Separation Transactions, among other things;
- increased (and sometimes unanticipated) costs associated with opening stores in new international markets;
- difficulties in obtaining any needed governmental and third-party consents, permits and licenses needed to operate additional stores; and
- potential limitations on capital, expenditures which may be included in financing documents that we enter into.

We are not certain that our ongoing cost control plans will continue to be successful.

Our business strategy depends, to a substantial degree, on continuing to control or reduce operating expenses. In furtherance of this strategy, we have engaged in ongoing activities to reduce or control costs. These activities include right-sizing the BSG business (including some targeted reductions-in-force) and maximizing the efficiency of our structure, including through the implementation of a two-year, $19.0 million capital spending program in fiscal years 2007 and 2008 to consolidate BSG warehouses and reduce administrative expenses related to BSG's distribution network optimization program. We cannot assure you that our efforts will result in the increased profitability, cost savings or other benefits that we expect.

If we are unable to protect our intellectual property rights, specifically our trademarks, our ability to compete could be negatively impacted.

The success of our business depends to a certain extent upon the value associated with our intellectual property rights. We own certain trademark and brand name rights used in connection with our business including, but not limited to, "Sally," "Sally Beauty," "Sally Beauty Supply," "Sally ProCard," "BSG," "CosmoProf," "Armstrong McCall," "ion," "Salon Services" and "Beauty Club." We protect our intellectual property rights through a variety of methods, including trademarks which are registered or legally protected in the U.S., Canada and other countries throughout the world in which our business operates. We also rely on trade secret laws, in addition to confidentiality agreements with vendors, employees, consultants, and others who have access to our proprietary information. While we intend to vigorously protect our trademarks against infringement, we may not be successful in doing so. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S. The costs required to protect our intellectual property rights and trademarks are expected to continue to be substantial.

Our ability to conduct business in international markets may be affected by legal, regulatory, and economic risks.

Our ability to capitalize on growth in new international markets and to grow or maintain our current level of operations in our existing international markets is subject to risks associated with our international operations. These risks include: unexpected changes in regulatory requirements; trade barriers to some international markets; economic and currency fluctuations in specific markets; potential difficulties in enforcing contracts, protecting assets, including intellectual property, and collecting receivables in certain foreign jurisdictions; potential tax liabilities associated with repatriating funds from foreign operations; and difficulties and costs of staffing, managing and accounting for foreign operations.

We may be adversely affected by any disruption in our information technology systems.

Our operations are dependent upon our information technology systems, which encompass all of our major business functions. We rely upon such information technology systems to manage and replenish inventory, to fill and ship customer orders on a timely basis, to coordinate our sales activities across all of our products and services and to coordinate our administrative activities. A substantial disruption in our information technology systems for any prolonged time period (arising from, for example, system capacity limits from unexpected increases in our volume of business, outages or delays in our service) could result in delays in receiving inventory and supplies or filling customer orders and adversely affect our customer service and relationships. Our systems might be damaged or interrupted by natural or man-made events or by computer viruses, physical or electronic break-ins and similar disruptions affecting the global Internet. There can be no assurance that such delays, problems, or costs will not have a material adverse effect on our financial condition, results of operations and cash flows.

As our operations grow in both size and scope, we will continuously need to improve and upgrade our systems and infrastructure while maintaining the reliability and integrity of our systems and infrastructure. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that the volume of business will increase. In particular, during fiscal year 2008 we will be upgrading our financial reporting system, our distribution systems (in connection with our capital spending program to consolidate warehouses, as discussed below), implementing new warehouse systems at our Armstrong McCall warehouse and implementing a new point-of-sale system for tracking customer sales. These and any other required upgrades to our systems and information technology, or new technology, now and in the future, will require that our management and resources be diverted from our core business to assist in compliance with those requirements. Since our systems are proprietary, our options are limited in seeking third-party help with the operation and upgrade of these systems. There can be no assurance that the time and resources our management will need to devote to these upgrades, service outages or delays due to the installation of any new or upgraded technology (and customer issues therewith), or the impact on the reliability of our data from any new or upgraded technology will not have a material adverse effect on our business, financial condition or results of operations.

The occurrence of one or more natural disasters or acts of terrorism could adversely affect our operations and financial performance.

The occurrence of one or more natural disasters or acts of terrorism could result in physical damage to one or more of our properties, the temporary closure of stores or distribution centers, the temporary lack of an adequate work force in a market, the temporary or long term disruption in the supply of products (or a substantial increase in the cost of those products) from some local suppliers, the temporary disruption in the delivery of goods to our distribution centers (or a substantial increase in the cost of those deliveries), the temporary reduction in the availability of products in our stores and/or the temporary reduction in visits to stores by customers.

If one or more natural disasters or acts of terrorism were to impact our business, we could, among other things, incur significantly higher costs and longer lead times associated with distributing products to stores. Furthermore, insurance costs associated with our business may rise significantly in the event of a large scale natural disaster or act of terrorism.

Risks Relating to Our Substantial Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health, our ability to obtain financing in the future and our ability to react to changes in our business.

In connection with the Separation Transactions, certain of our subsidiaries, including Sally Holdings LLC, which we refer to as Sally Holdings, incurred approximately $1,850.0 million in debt. As of September 30, 2007, we had an aggregate principal amount of approximately $1,775.7 million, including capital lease obligations, of outstanding debt, and a total debt to equity ratio of -2.31:1.00.

Our substantial debt could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;
- limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes;
- require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of such cash flows to fund working capital, capital expenditures and other general corporate purposes;
- restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us, which could limit our ability to conduct repurchases of our own equity securities or make dividends to our stockholders, thereby limiting our ability to enhance stockholder value through such transactions;
- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations because a portion of our borrowings are at variable rates of interest, including borrowings under our senior secured term loan facilities and our asset-backed senior secured loan facility, which we refer to collectively as the senior secured credit facilities;
- place us at a competitive disadvantage compared to our competitors with proportionately less debt or comparable debt at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns;
- limit our ability to refinance indebtedness or cause the associated costs of such refinancing to increase; and

- limit our flexibility to adjust to changing market conditions and ability to withstand competitive pressures, or prevent us from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may incur substantial additional indebtedness in the future. The terms of the instruments governing our indebtedness do not fully prohibit us or our subsidiaries from doing so. As of September 30, 2007, our senior credit facilities provided us commitments for additional borrowings of up to approximately $334.6 million under the asset-backed senior secured loan, or ABL, facility, subject to borrowing base limitations. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations. In addition, the agreements governing our senior credit facilities as well as the indentures governing our senior notes and senior subordinated notes, which we refer to collectively as the Notes, do not prevent us from incurring obligations that do not constitute indebtedness.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business.

The senior secured term loan facilities, which we refer to as the Term Loans, contain covenants that, among other things, restrict Sally Holdings' and its subsidiaries' ability to:

- dispose of assets;
- incur additional indebtedness (including guarantees of additional indebtedness);
- pay dividends, repurchase stock or make other distributions;
- make voluntary prepayments on the Notes or make amendments to the terms thereof;
- prepay certain other debt or amend specific debt agreements;
- create liens on assets;
- make investments (including joint ventures);
- engage in mergers, consolidations or sales of all or substantially all of Sally Holdings' assets;
- engage in certain transactions with affiliates; and
- permit restrictions on Sally Holdings' subsidiaries ability to pay dividends.

The ABL facility contains covenants that, among other things, restrict Sally Holdings' and its subsidiaries' ability to:

- change their line of business;
- engage in certain mergers, consolidations and transfers of all or substantially all of their assets;
- make certain dividends, stock repurchases and other distributions;
- make acquisitions of all of the business or assets of, or stock representing beneficial ownership of, any person;
- dispose of certain assets;
- make voluntary prepayments on the Notes or make amendments to the terms thereof;

- prepay certain other debt or amend specific debt agreements;
- change the fiscal year of Sally Holdings or its direct parent; and
- create or incur negative pledges.

The Term Loans contain a requirement that Sally Holdings not exceed a maximum ratio of net senior secured debt to consolidated EBITDA (as those terms are defined in the relevant credit agreement). In addition, if Sally Holdings fails to maintain a specified minimum level of borrowing capacity under the ABL facility, it will then be obligated to maintain a specified fixed-charge coverage ratio. Our ability to comply with these covenants in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond our control. Our ability to comply with these covenants in future periods will also depend substantially on the pricing of our products, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy.

The indentures governing the senior notes and the senior subordinated notes, which we refer to collectively as the Notes, also contain restrictive covenants that, among other things, limit our ability and the ability of Sally Holdings and its restricted subsidiaries to:

- dispose of assets;
- incur additional indebtedness (including guarantees of additional indebtedness);
- pay dividends, repurchase stock or make other distributions;
- prepay subordinated debt;
- create liens on assets (which, in the case of the senior subordinated notes, would be limited in applicability to liens securing *pari passu* or subordinated indebtedness);
- make investments (including joint ventures);
- engage in mergers, consolidations or sales of all or substantially all of Sally Holdings' assets;
- engage in certain transactions with affiliates; and
- permit restrictions on Sally Holdings' subsidiaries ability to pay dividends.

The restrictions in the indentures governing our Notes and the terms of our senior credit facilities may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We cannot assure you that our subsidiaries who are borrowers under these agreements will be granted waivers or amendments to these agreements if for any reason they are unable to comply with these agreements, or that we will be able to refinance our debt on terms acceptable to us, or at all.

Our ability to comply with the covenants and restrictions contained in the senior credit facilities and the indentures for the Notes may be affected by economic, financial and industry conditions beyond our control. The breach of any of these covenants or restrictions could result in a default under either the senior credit facilities or the indentures that would permit the applicable lenders or note holders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay debt, lenders having secured obligations, such as the lenders under the senior credit facilities, could proceed against the collateral securing the debt. In any such case, our subsidiaries may be unable to borrow under the senior credit facilities and may not be able to repay the amounts due under the Term Loans and the Notes. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent.

Our ability to generate the significant amount of cash needed to service all of our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control, described under "—Risks Relating to Our Business" above.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt, as well as prevailing market conditions. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our senior credit facilities and the indentures governing the Notes restrict our ability to dispose of assets and use the proceeds from any such dispositions. We cannot assure you we will be able to consummate those sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

A significant portion of our outstanding debt, including under our senior credit facilities, bears interest at variable rates. As a result, an increase in interest rates, whether because of an increase in market interest rates or a decrease in our creditworthiness, would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt.

A decrease in interest rates would increase our interest expense (due to our interest rate swaps) and could reduce our profitability.

We have entered into two interest rate swap agreements with a notional amount of $150.0 million and $350.0 million. These interest rate swap agreements relate to $500.0 million of the $1,070.0 million term loans A and B due in fiscal years 2013 and 2014, respectively, to manage our risk associated with changing interest rates. Please see Note 13 of the "Notes to Consolidated Financial Statements" in "Item 8—Financial Statements and Supplementary Data" of this report and "Item 7A—Quantitative & Qualitative Disclosure About Market Risk—Interest rate risk" for a discussion of interest rate swap agreements. We utilize interest rate swaps to manage our financial risk associated with changing interest rates and account for them under Statement of Financial Accounting Standards, or SFAS, No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, or SFAS 133. SFAS 133 requires that all derivatives be marked to market (fair value). Our current interest rate swap agreements do not qualify as hedges and therefore, the change in fair value of the interest rate swap agreements, which are adjusted quarterly, are recorded in the consolidated statements of earnings. The marked to market impact of the swap agreements on interest expense was an increase of approximately $3.0 million for fiscal year 2007. Future changes in the fair value of the interest rate swap agreements will continue to increase or decrease our interest expense and could have the potential to affect our profitability.

Risks Relating to the Tax Treatment of Our Separation from Alberto-Culver and Relating To Our Largest Stockholder

If the share distribution of Alberto-Culver common stock in the transactions separating us from Alberto-Culver did not constitute a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended, or the Code, or if we became liable for additional taxes owed by Alberto-Culver, then we may be responsible for payment of significant U.S. federal income taxes.

The following discussion describes the risk that the share distribution of Alberto-Culver common stock in the Separation Transactions may have triggered significant tax liabilities for us, possibly resulting in a material adverse effect on us. In connection with the share distribution of Alberto-Culver common stock in the separation, we received (i) a private letter ruling from the Internal Revenue Service, or IRS, and (ii) an opinion of Sidley Austin LLP, counsel to Alberto-Culver, in each case, to the effect that the transactions qualify as a reorganization under Section 368(a)(1)(D) of the Code and a distribution eligible for non-recognition under Sections 355(a) and 361(c) of the Code. The private letter ruling and the opinion of counsel were based, in part, on assumptions and representations as to factual matters made by, among others, Alberto-Culver, us and representatives of Mrs. Carol L. Bernick, Mr. Leonard H. Lavin and certain of our other stockholders to whom we refer as the Lavin family stockholders, as requested by the IRS or counsel, which, if incorrect, could jeopardize the conclusions reached by the IRS and counsel. The private letter ruling also did not address certain material legal issues that could affect its conclusions, and reserved the right of the IRS to raise such issues upon a subsequent audit. Opinions of counsel neither bind the IRS or any court, nor preclude the IRS from adopting a contrary position.

If the Alberto-Culver share distribution were not to qualify as a tax-free distribution under Section 355 of the Code, we would recognize taxable gain equal to the excess of the fair market value of the Alberto-Culver common stock distributed to our stockholders over our tax basis in the Alberto-Culver common stock.

Even if the Alberto-Culver share distribution otherwise qualified as a tax-free distribution under Section 355 of the Code, it would result in significant U.S. federal income tax liabilities to us if there is an acquisition of our stock or stock of Alberto-Culver as part of a plan or series of related transactions that includes the Alberto-Culver share distribution and that results in an acquisition of 50% or more of Alberto-Culver's or our outstanding common stock.

In the event that we recognize a taxable gain in connection with the Alberto-Culver share distribution (either (i) because the Alberto-Culver share distribution did not qualify as a tax-free distribution under Section 355 of the Code or (ii) because of an acquisition by CDR Investors of 50% or more of Alberto-Culver or our outstanding common stock as part of a plan or series of related transactions that includes the Alberto-Culver share distribution), the taxable gain recognized by us would result in significant U.S. federal income tax liabilities to us. Under the Code, we would be jointly and severally liable for these taxes for which Alberto-Culver may be required to indemnify us under the tax allocation agreement, and there can be no assurance that Alberto-Culver would be able to fulfill its obligations under the tax allocation agreement if Alberto-Culver was determined to be responsible for these taxes thereunder.

For purposes of determining whether the distribution of Alberto-Culver common stock to our stockholders in connection with the Alberto-Culver share distribution is disqualified as tax-free to us under the rules described in the second preceding paragraph, any acquisitions by CDR Investors of our stock or the stock of Alberto-Culver within two years before or after the Alberto-Culver share distribution are presumed to be part of a plan, although the parties may be able to rebut that presumption. For purposes of this test, the acquisition by CDR Investors, of 48% of our outstanding common stock on an undiluted basis that occurred in connection with the Separation Transactions will be treated as part of such a plan or series of transactions. Thus, a relatively minor additional change in the ownership of our common stock could trigger a significant tax liability for us under Section 355 of the Code.

The process for determining whether a prohibited change in control has occurred under the rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If Alberto-Culver does not carefully monitor its, or we do not carefully monitor our, compliance with these rules, this might inadvertently cause or permit a prohibited change in the ownership of us or of Alberto-Culver to occur, thereby triggering Alberto-Culver's or our respective obligations to indemnify the other pursuant to the tax allocation agreement, which would have a material adverse effect on us and/or Alberto-Culver.

As the successor entity to Alberto-Culver after the separation, we rely upon the prior-year federal income tax returns of Alberto-Culver, and accounting methods established therein, for certain calculations that affect our current U.S. federal income tax liability.

If any of the above events occur, we will be jointly and severally liable for these taxes, and there can be no assurance that Alberto-Culver would be able to fulfill its indemnification obligations to us under the tax allocation agreement if Alberto-Culver was determined to be responsible for these taxes thereunder. In addition, these mutual indemnity obligations could discourage or prevent a third party from making a proposal to acquire us.

Actions taken by the Lavin family stockholders or by the CDR investors could adversely affect the tax-free nature of the share distribution of Alberto-Culver common stock in connection with the transactions separating us from Alberto-Culver.

Sales and/or acquisitions by the Lavin family stockholders of our common stock or Alberto-Culver common stock may adversely affect the tax-free nature of the share distribution of Alberto-Culver common stock in the Separation Transactions. First, with certain exceptions, sales by the Lavin family stockholders of our common stock or Alberto-Culver common stock at any time after the Separation Transactions might be considered evidence that the share distribution was used principally as a device for the distribution of earnings and profits, particularly if the selling stockholder were found to have an intent to effect such sale at the time of the share distribution. If the IRS successfully asserted that the share distribution was used principally as such a device, the share distribution would not qualify as a tax-free distribution, and thus would be taxable to us. Second, with certain exceptions, if any of the Lavin family stockholders were to sell an amount of our common stock that it received in connection with the Separation Transactions (or to acquire additional shares of our common stock) within the two year period following completion of the Alberto-Culver share distribution, and that amount of stock, if added to the common stock comprising approximately 48% of our outstanding common stock on an undiluted basis that was acquired by CDR Investors were to equal or exceed 50% of our outstanding common stock, as determined under the Code and applicable Treasury regulations, a deemed acquisition of control of us in connection with the Alberto-Culver share distribution would be presumed. If this presumption were not rebutted, we would be subject to significant U.S. federal income tax liabilities, which, if not reimbursed by Alberto-Culver, would have a material adverse effect on us. Similarly, acquisitions by the CDR Investors or their affiliates of our common stock may cause a deemed acquisition of control of us in connection with the Alberto-Culver share distribution.

We are affected by significant restrictions on our ability to issue equity securities following completion of the transactions separating us from Alberto-Culver.

Because of certain limitations imposed by the Code and regulations thereunder, the amount of equity that we can issue to make acquisitions or raise additional capital is severely limited and will continue to be so for at least two years following completion of the Separation Transactions, or November 2008. As a result, we may not be able to raise even a small amount of equity capital during that period. These limitations may restrict our ability to carry out our business objectives and to take advantage of opportunities that could be favorable to our business. In addition, because we, through our subsidiaries, incurred approximately $1,850.0 million in debt in connection with those transactions, and the instruments governing our indebtedness contain limits on our ability to incur additional debt, our inability to raise even a small amount of equity capital at a time when we need additional capital could have a material adverse effect on our ability to service our debt and operate our business.

The voting power of our largest stockholder may discourage third party acquisitions of us at a premium.

CDRS, our largest stockholder, owns approximately 48% of our outstanding common stock on an undiluted basis. Pursuant to the stockholders agreement entered into by us, the CDR Investors and the Lavin family stockholders, which we refer to as the Stockholders Agreement, CDRS has designated five of our initial eleven directors, as well as the Chairman of our Board of Directors, and CDRS' rights to nominate certain numbers of directors will continue so long as it owns specified percentages of our common stock. The CDR Investors' ownership of our common stock may have the effect of discouraging offers to acquire control of us and may preclude holders of our common stock from receiving any premium above market price for their shares that may otherwise be offered in connection with any attempt to acquire control of us.

The interests of our largest stockholder may differ from the interests of other holders of our common stock.

CDRS, our largest stockholder, owns approximately 48% of our outstanding common stock on an undiluted basis. Pursuant to the Stockholders Agreement, CDRS has designated five of our initial eleven directors and CDRS' rights to nominate certain numbers of directors will continue so long as it owns specified percentages of our common stock, as discussed above. In addition, the current Chairman of our Board of Directors is affiliated with CDRS. The interests of CDRS may differ from those of other holders of our common stock in material respects. For example, CDRS may have an interest in pursuing acquisitions, divestitures, financings, re-financings, stockholder dividends or other transactions that, in its judgment, could enhance its overall equity portfolio or the short-term value of their investment in us, even though such transactions might involve substantial risks to holders of our common stock. The manager of CDRS' ultimate parent is in the business of making investments in companies, and may from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers of us or our customers. Additionally, CDRS may determine that the disposition of some or all of its interests in us would be beneficial to it at a time when such disposition could be detrimental to us and/or to the other holders of our common stock. Moreover, the ownership by CDRS of approximately 48% of our outstanding common stock may have the effect of discouraging offers to acquire control of us and may preclude holders of our common stock from receiving any premium above market price for their shares that may otherwise be offered in connection with any attempt to acquire control of us.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Substantially all of our store and warehouse locations are leased and our corporate headquarters and four warehouses/distribution centers are owned. The average store lease is for a term of five years with customary renewal options. The following table provides the number of stores in the U.S. and globally, as of September 30, 2007:

Location	Sally Beauty Supply		Beauty Systems Group	
	Company-Owned	Franchise	Company-Owned	Franchise
United States	2,226	—	623	143
International:				
Puerto Rico	33	—	—	—
Spain	1	3	—	—
United Kingdom	261	12	—	—
Canada	16	—	76	—
Japan	28	—	—	—
Germany	31	—	—	—
Mexico	70	—	—	32
Ireland	3	10	—	—
Total International	443	25	76	32
Total Store Count	2,669	25	699	175

The following table provides locations for significant offices and warehouses and our corporate headquarters, as of September 30, 2007:

Location	Type of Facility	Business Segment
Company-Owned Properties:		
Columbus, Ohio	Warehouse	(1)
Denton, Texas	Corporate Headquarters	(1)(2)
Denton, Texas	Warehouse	(1)(2)
Jacksonville, Florida	Warehouse	(1)
Reno, Nevada	Warehouse	(1)
Leased Properties:		
Austin, Texas	Office, Warehouse	(2)
Benicia, California	Office, Warehouse	(2)
Blackburn, Lancashire, England	Warehouse	(1)
Calgary, Alberta, Canada	Office, Warehouse	(2)
Chatsworth, California	Office, Warehouse	(2)
Greenville, Ohio	Office, Warehouse	(2)
Mississauga, Ontario, Canada	Office, Warehouse	(2)
Spartanburg, South Carolina	Office, Warehouse	(2)
Monterrey, Nuevo Leon, Mexico	Office, Warehouse	(1)

(1) Sally Beauty Supply
(2) BSG

ITEM 3. LEGAL PROCEEDINGS

There were no material legal proceedings pending against us or our subsidiaries, as of September 30, 2007. We are involved in various claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in such amounts in excess of our self-insured retention as we believe to be reasonable under the circumstances and that may or may not cover any or all of our liabilities in respect of claims and lawsuits. We do not believe that the ultimate resolution of these matters will have a material adverse impact on our consolidated financial position, cash flows or results of operations.

We are subject to a number of U.S., federal, state and local laws and regulations, as well as the laws and regulations applicable in each other market in which we do business. These laws and regulations govern, among other things, the composition, packaging, labeling and safety of the products we sell, the methods we use to sell these products and the methods we use to import these products. We believe that we are in material compliance with such laws and regulations, although no assurance can be provided that this will remain true going forward.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the New York Stock Exchange, Inc., or the NYSE, under the symbol "SBH." When-issued trading of our common stock commenced on November 13, 2006 and regular-way trading of our common stock commenced on November 17, 2006, the day after the Separation Transactions. Prior to when-issued trading of our common stock on November 13, 2006, there was no established public trading market for our common stock. The following table sets forth the high and low closing sales prices of our common stock, as reported by the NYSE.

Quarter Ended	High	Low
September 30, 2007	$ 9.34	$7.52
June 30, 2007	$ 9.90	$8.78
March 31, 2007	$ 9.68	$7.57
November 16, 2006 to December 31, 2006	$10.02	$7.75

As of November 28, 2007, there were 1,936 stockholders of record of our common stock and the closing price of our stock as reported by the NYSE was $8.05.

Dividends

In connection with the Separation Transactions, on November 16, 2006, we distributed: (i) a share of common stock of New Aristotle Holdings, Inc. (subsequently renamed Alberto-Culver Company), and (ii) a special cash dividend of $25.00 to Alberto-Culver stockholders for each share of our common stock held as of the record date of the separation. Other than the distributions described above and distributions to Alberto-Culver, we have not declared or paid dividends at any time prior to the date of this report.

We currently anticipate that we will retain future earnings to support our growth strategy or to repay outstanding debt. We do not anticipate paying regular cash dividends on our common stock in the foreseeable future. Any payment of future cash dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions (including those present in our credit agreements) and general business conditions. We depend on our subsidiaries for cash and unless we receive dividends, distributions, advances, transfers of funds or other cash payments from our subsidiaries, we will be unable to pay any cash dividends on our common stock in the future. However, none of our subsidiaries are obligated to make funds available to us for payment of dividends. Further, the terms of our subsidiaries' debt agreements significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. Finally, we and our subsidiaries may incur substantial additional indebtedness in the future that may severely restrict or prohibit our subsidiaries from making distributions, paying dividends or making loans to us. See "Risk Factors—Risks Relating to Our Substantial Indebtedness" and Note 12 of the "Notes to Consolidated Financial Statements" in "Item 8—Financial Statements and Supplementary Data."

Performance Graph

The following illustrates the comparative total return among Sally Beauty, the Dow Jones Wilshire Specialty Retailers Index and the S&P 500 Index assuming that $100 was invested on November 17, 2006, the date regular-way trading of our common stock commenced and that dividends, if any, were reinvested for the fiscal year ending September 30, 2007:

COMPARISON OF CUMULATIVE TOTAL RETURN



$130
$120
$110
$100
$90
$80
$70
11/17/2006
12/31/2006
3/31/2007
6/30/2007
9/30/2007

Sally Beauty Holdings, Inc. | S&P 500 Index | Dow Jones Wilshire Specialty Retailers Index

- The Dow Jones Wilshire Specialty Retailers Index (NYSE: DWCSRT) is a comprehensive view of entities which are primarily in the retail sector in the U.S. Sally Beauty is one of the entities included in this index.

ITEM 6. SELECTED FINANCIAL DATA

The following tables present selected financial data of Sally Beauty and its consolidated subsidiaries for the year ended September 30, 2007, and of Sally Holdings, Inc. and its consolidated subsidiaries for the years ended September 30, 2006, 2005, 2004 and 2003 (in thousands). Sally Holdings, Inc. was a wholly owned subsidiary of Alberto-Culver until November 16, 2006 when it was converted to a Delaware limited liability company, was renamed "Sally Holdings LLC," and became an indirect wholly owned subsidiary of our company in connection with the Separation Transactions. Sally Beauty was formed on June 16, 2006 in connection with the Separation Transactions.

On November 16, 2006, the Company commenced regular-way trading on NYSE as an independent company under the symbol "SBH." (In thousands, except per share data):

	Year Ended September 30,				
	2007	2006	2005	2004	2003
Results of operations information:					
Net sales	$2,513,772	$2,373,100	$2,254,307	$2,097,667	$1,824,008
Cost of products sold and distribution expenses	1,360,025	1,286,329	1,227,307	1,146,814	1,016,941
Gross profit	1,153,747	1,086,771	1,027,000	950,853	807,067
Selling, general and administrative expenses(a)	857,276	798,211	768,847	703,528	591,307
Depreciation and amortization	42,605	38,032	33,906	24,619	22,335
Sales-based service fee charged by Alberto-Culver	3,779	28,852	27,615	26,051	23,360
Non-cash charge related to Alberto-Culver's conversion to one class of common stock(b)	—	—	4,051	27,036	—
Transaction expenses(c)	21,502	41,475	—	—	—
Operating earnings	228,585	180,201	192,581	169,619	170,065
Interest expense, net(d)	145,972	92	2,966	2,250	347
Earnings before provision for income taxes	82,613	180,109	189,615	167,369	169,718
Provision for income taxes	38,121	69,916	73,154	62,059	62,205
Net earnings	$ 44,492	$ 110,193	$ 116,461	$ 105,310	$ 107,513
Net earnings per share(e)					
Basic	$ 0.25	—	—	—	—
Diluted	$ 0.24	—	—	—	—
Weighted average shares, basic	180,392	—	—	—	—
Weighted average shares, diluted	182,375	—	—	—	—
Operating data:					
Number of retail stores (end of period):					
Sally Beauty Supply	2,694	2,511	2,419	2,355	2,272
Beauty Systems Group	874	828	822	692	543
Total	3,568	3,339	3,241	3,047	2,815
Professional distributor sales consultants (end of period)	1,067	1,192	1,244	1,167	989
Comparable store sales growth(f):					
Sally Beauty Supply	2.7%	2.4%	2.4%	3.8%	2.7%
Beauty Systems Group	10.1%	4.1%	(0.6%)	8.5%	4.6%
Consolidated	4.5%	2.8%	1.8%	4.6%	3.8%
Financial condition information (at period end):					
Working capital	$ 354,185	$ 479,107	$ 382,482	$ 377,708	$ 383,643
Cash, cash equivalents and short-term Investments	38,272	107,571	38,612	68,003	118,214
Property, plant and equipment, net	154,068	142,735	149,354	125,810	93,691
Total assets	1,404,503	1,338,841	1,225,507	1,102,428	932,163
Long-term debt, including notes payable to affiliated companies	1,758,594	621	18,828	34,872	24,173
Stockholders' (deficit) equity	$ (767,710)	$1,005,967	$ 900,296	$ 786,163	$ 678,166

(a) We adopted SFAS No. 123(R), Share-Based Payment, or SFAS 123(R), using the modified prospective method, effective October 1, 2005. Fiscal years 2007 and 2006 include share-based compensation of $13.1 million and $5.2 million, respectively.

(b) During fiscal year 2004, Alberto-Culver's board of directors approved the conversion of all then-outstanding Alberto-Culver shares of Class A common stock into Class B common stock. Fiscal years 2005 and 2004 include non-cash charges related to this conversion.

(c) Fiscal year 2007 includes one-time charges associated with the Separation Transactions. Fiscal year 2006 includes one-time charges associated with the termination of an agreement with Regis. See Note 3 of the "Notes to Consolidated Financial Statements" in "Item 8 — Financial Statements and Supplementary Data."

(d) Interest expense in fiscal year 2007 is primarily attributable to the debt incurred in connection with the Separation Transactions. Prior to the Separation Transactions, interest expense was attributable to notes payable to then-affiliates.

(e) Weighted average shares for fiscal year 2007 was calculated from November 16, 2006 through September 30, 2007, which represents the actual number of days that shares of the Company's common stock were publicly traded. Net earnings per share were not calculated for fiscal years 2006 and 2005 since we were a wholly-owned subsidiary of Alberto-Culver. See Note 3 of the "Notes to Consolidated Financial Statements" in "Item 8 — Financial Statements and Supplementary Data."

(f) Comparable stores are defined as company-owned stores that have been open for at least 14 months as of the last day of a month.

Prior to the Separation Transactions, we were a wholly owned subsidiary of Alberto-Culver. In connection with the Separation Transactions, on November 16, 2006, we distributed: (i) a share of common stock of New Aristotle Holdings, Inc. (subsequently renamed Alberto-Culver Company), and (ii) a special cash dividend of $25.00 to Alberto-Culver stockholders for each share of our common stock held as of the record date of the separation. Other than the distributions described above and distributions to Alberto-Culver, we have not declared or paid dividends at any time prior to the date of this report.

We do not anticipate paying regular cash dividends on our common stock in the foreseeable future. We currently anticipate that we will retain future earnings to support our growth strategy or to repay outstanding debt.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section discusses management's view of the financial condition, results of operations and cash flows of Sally Beauty and its consolidated subsidiaries, as of and for the fiscal year ended September 30, 2007. The financial condition as of September 30, 2006, and results of operations and cash flows for the fiscal years ended September 30, 2006 and 2005 are of Sally Holdings, Inc. Sally Holdings, Inc. was a wholly owned subsidiary of Alberto-Culver until November 16, 2006 when it was converted to a Delaware limited liability company, was renamed "Sally Holdings LLC," and became an indirect wholly owned subsidiary of our company in connection with the Separation Transactions. Sally Beauty was formed on June 16, 2006 in connection with the Separation Transactions. This section should be read in conjunction with the audited consolidated financial statements of Sally Beauty, and for periods prior to the Separation Transactions, the audited consolidated financial statements of Sally Holdings, Inc., and the related notes included elsewhere in this Annual Report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Cautionary Notice Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause results to differ materially from those reflected in such forward-looking statements.

Highlights of Fiscal Year Ended September 30, 2007

- On November 16, 2006, we separated from our parent, Alberto-Culver. In connection with the separation:
  - Regular-way trading of our common stock commenced on November 17, 2006 on the NYSE under the symbol "SBH."
  - Certain of our subsidiaries incurred approximately $1,850.0 million of indebtedness.
  - CDR Investors invested $575.0 million in us for an equity investment of approximately 48% of our common stock.
  - Through the proceeds of the indebtedness and investment, we issued a special cash dividend of $25.00 to Alberto-Culver stockholders for each share of common stock held as of the record date of the separation.
- Financial and operating information:
  - Net sales for fiscal year 2007 increased $140.7 million, or 5.9%, to $2,513.8 million, compared to fiscal year 2006.
  - On December 19, 2006, we announced that BSG would no longer retain certain distribution rights to one of our major suppliers, which affected our fiscal year 2007 results.
  - Operating earnings for fiscal year 2007 increased $48.4 million, or 26.9%, to $228.6 million, compared to fiscal year 2006.
  - Consolidated comparable stores sales growth increased 4.5%.
  - Sally Beauty Supply and BSG opened 83 and 46 net stores, respectively, in fiscal year 2007.
  - On February 15, 2007, we completed an acquisition in our Sally Beauty Supply business segment that expanded our presence in Europe.

Overview

Description of Business

We are the largest distributor of professional beauty supplies in the U.S. based on store count. We operate primarily through two business units, Sally Beauty Supply and BSG. Through Sally Beauty Supply and BSG, we operate a multi-channel platform of 3,368 stores and supplied 200 franchised stores in North America as well as selected European countries and Japan, as of September 30, 2007. Within BSG, we also have one of the largest networks of professional distributor sales consultants in North America, with approximately 1,100 professional distributor sales consultants who sell directly to salons and salon professionals. We provide our customers with a wide variety of leading third-party branded and exclusive label professional beauty supplies, including hair care products, styling appliances, skin and nail care products and other beauty items. Sally Beauty Supply stores target retail consumers and salon professionals, while BSG exclusively targets salons and salon professionals. For the year ended September 30, 2007, our net sales and operating earnings were $2,513.8 million and $228.6 million, respectively.

Sally Beauty Supply is the largest open-line distributor of professional beauty supplies in the U.S. based on store count. As of September 30, 2007, Sally Beauty Supply operated 2,669 company-owned retail stores and supplied 25 franchised stores acquired in the Salon Services acquisition, which is discussed in greater detail below under "—Recent Acquisitions," 2,226 of which are located in the U.S., and the remainder in the U.K. and certain other countries in Europe, Canada, Puerto Rico, Mexico and Japan. Sally Beauty Supply stores average 1,700 square feet and are primarily located in strip shopping centers. The product selection in Sally Beauty Supply stores ranges between 5,400 and 7,700 SKUs of beauty products, and includes products for hair care, nail care, beauty sundries and appliances, targeting retail consumers and salon professionals. Sally Beauty Supply stores carry leading third-party brands such as Clairol, Revlon and Conair, as well as an extensive selection of exclusive label merchandise. For the year ended September 30, 2007, Sally Beauty Supply's net sales and segment operating profit were $1,567.4 million and $273.4 million, respectively, representing 62.4% and 80.9% of consolidated net sales and segment operating profit, respectively.

We believe BSG is the largest full-service distributor of professional beauty supplies in the U.S. As of September 30, 2007, BSG operated 699 company-owned stores, supplied 175 franchised stores and had a sales force of approximately 1,100 professional distributor sales consultants selling exclusively to salons and salon professionals in 47 U.S. states and portions of Canada, Mexico and certain European countries. BSG stores average 2,700 square feet and are primarily located in secondary strip shopping centers. Through BSG's large store base and sales force, BSG is able to access a significant portion of the highly fragmented U.S. salon market. The product selection in BSG stores, ranging between 2,700 and 9,800 SKUs of beauty products, includes hair care, nail care, beauty sundries and appliances targeting salons and salon professionals. BSG carries leading professional beauty product brands, intended for use in salons and for resale by the salon to consumers. Certain BSG products are sold under exclusive distribution agreements with suppliers, whereby BSG is designated as the sole distributor for a product line within certain geographic territories. For the year ended September 30, 2007, BSG's net sales and segment operating profit were $946.4 million and $64.6 million, respectively, representing 37.6% and 19.1% of consolidated net sales and segment operating profit, respectively.

Business Trends

We operate within the large and growing U.S. professional beauty supply industry. Potential growth in the industry is expected to be driven by increases in hair color, hair loss prevention and hair styling products. We believe the following key industry trends and characteristics will influence our business going forward:

- *High level of customer fragmentation.* The U.S. salon market is highly fragmented with over 230,000 salons. Given the fragmented and small-scale nature of the salon industry, we believe that salon operators will continue to depend on full-service/exclusive distributors and open-line channels for a majority of their beauty supply purchases.

- *Growth in booth renting.* Booth renters are responsible for purchasing their own supplies. Historically, booth renters have significantly increased as a percentage of total salon professionals and we expect this trend to continue. Given their smaller individual purchases and relative lack of financial resources, booth renters are likely to be dependent on frequent trips to professional beauty supply stores, like BSG and Sally Beauty Supply.

- *Increasing Use of Exclusive-Label Products.* We offer a broad range of private label and control label products, which we generally refer to collectively as exclusive label products. Exclusive label products are brands for which we own or license the trademark and in some instances the formula. Control label products are brands that are owned by the manufacturer, but for which we have been granted sole distribution rights. Generally, our exclusive label products have higher gross margins than the leading third-party branded products and we believe this area offers potential growth.

- *Frequent re-stocking needs.* Salon professionals primarily rely on just-in-time inventory due to capital constraints and a lack of warehouse and shelf space at salons. These factors are key to driving demand for conveniently located professional beauty supply stores.

- *Continuing consolidation.* There is continuing consolidation among professional beauty product distributors and professional beauty product manufacturers. We plan to continue to examine ways in which we can benefit from this trend, including reviewing opportunities to shift business from competitive distributors to the BSG network as well as seeking opportunistic value-added acquisitions. We believe that suppliers are increasingly likely to focus on larger distributors and retailers with broader scale and retail footprint. We also believe that we are well-positioned to capitalize on this trend as well as participate in the ongoing consolidation at the distributor / retail level. However, changes often occur in our relationships with suppliers that can materially affect the net sales and operating earnings of our business segments. Consolidation among suppliers could exacerbate the effects of these relationship changes and could increase pricing pressures. For example, as we announced in December 2006, our largest supplier, L'Oreal, has moved a material amount of revenue out of the BSG nationwide distribution network and into competitive regional distribution networks. More recently, L'Oreal has also announced the acquisition of distributors competitive with BSG in the southeastern and west coast of the U.S. In addition, L'Oreal has announced the acquisition of a supplier (Pureology) that does not currently do business with BSG. If L'Oreal acquired another supplier that conducts significant business with BSG, we could lose that revenue as well. As a result, L'Oreal is entering into direct competition with BSG and there can be no assurance that there will not be further revenue losses over time at BSG, due to potential losses of additional L'Oreal related products as well as from the increased competition from L'Oreal-affiliated distribution networks.

- *High level of competition.* Sally Beauty Supply competes with other domestic and international beauty product wholesale and retail outlets, including local and regional open line beauty supply stores, professional-only beauty supply stores, salons, mass merchandisers, drug stores and supermarkets, as well as sellers on the Internet and salons retailing hair care items. BSG competes with other domestic and international beauty product wholesale and retail suppliers and manufacturers selling professional beauty products directly to salons and individual salon professionals. We also face competition from authorized and unauthorized retailers and Internet sites offering professional salon-only products. The increasing availability of unauthorized professional salon products in large format retail stores such as drug stores, grocery stores and others could have a negative impact on our business.

- *Favorable demographic and consumer trends.* The aging baby-boomer population is expected to drive future growth in professional beauty supply sales through an increase in the usage of hair color and hair-loss products. Additionally, continuously changing fashion-related trends that drive new hair styles are expected to result in continued demand for hair styling products. Changes in consumer tastes and fashion trends can have an impact on our financial performance. Our continued success depends in large part on our ability to anticipate, gauge and react in a timely and effective manner to changes in consumer spending patterns and preferences for beauty products. If we are unable to anticipate and respond to trends in the market for beauty products and changing consumer demands, our business could suffer.

- *Controlling expenses.* Another important aspect of our business is our ability to control costs, especially in our BSG business by right-sizing the business (including some targeted reductions-in-force) and maximizing the efficiency of our structure. In response to the loss of L'Oreal related revenue discussed below, BSG made certain changes with its distributor sales consultants. BSG's sales force was reduced and the remaining affected distributor sales consultants were offered certain compensation related incentives to stay with BSG as BSG seeks to replace lost L'Oreal revenue. BSG has substantially completed a store re-branding project that repositioned all of its North American company-owned stores under a common name and store identity, CosmoProf. This project is expected to provide brand consistency, save on advertising and promotional costs and allow for a more focused marketing strategy. Further, we continue to study our distribution function as we seek to rationalize our infrastructure. During fiscal year 2007, we began implementing a two-year, $19.0 million capital spending program to consolidate warehouses and reduce administrative expenses related to BSG's distribution network optimization program. We currently believe that this plan could produce significant annual expense savings within the next two years.

- *Relationships with suppliers.* We do not manufacture the brand name or exclusive label products we sell, and instead purchase our products from manufacturers. We depend upon a limited number of manufacturers for a significant percentage of the products we sell, and our relationships with these suppliers change often. Please see the next section for more information on this trend.

Relationships With Suppliers

Most of the net sales of Sally Beauty Supply and BSG are generated through retail stores with respect to the Sally Beauty Supply business, and both professional only stores and professional distribution sales consultants with respect to the BSG business. In addition, BSG has a number of franchisees located primarily in the south and southwestern portions of the U.S. and in Mexico, which buy products directly from BSG for resale in their assigned territories. A very small percentage of sales are generated through franchisees or sub-distributors (primiarily in Europe), which also buy products directly from Sally Beauty Supply or BSG for resale. Sally Beauty Supply/BSG and their suppliers are dependent on each other for the distribution of beauty products. As is typical in distribution businesses, these relationships are subject to change from time to time (including the expansion or loss of distribution rights in various geographies and the addition or loss of products lines). Changes in our relationships with suppliers occur often, and could positively or negatively impact our net sales and operating profits. For example, during the second quarter of 2007, Farouk Systems, Inc., or Farouk Systems, terminated its distribution agreement with us. Subsequently, effective July 2007, BSG stores and professional distributor sales consultants were once again given approval to distribute Farouk Systems products, with an expanded distribution area.

On December 19, 2006, we announced that: (i) BSG, other than its Armstrong McCall division, would not retain its rights to distribute the professional products of L'Oreal through its distributor sales consultants (effective January 30, 2007, with exclusivity ending December 31, 2006) or in its stores on an exclusive basis (effective January 1, 2007) in those geographic areas within the U.S. in which BSG had distribution rights, and (ii) BSG's Armstrong McCall division would not retain the rights to distribute Redken professional products through its franchises. In an effort to replace these rights, BSG entered into long-term agreements with L'Oreal under which, as of January 1, 2007, BSG had non-exclusive rights to distribute the same L'Oreal professional products in its stores that it previously had exclusive rights to in its stores and through its sales consultants. Armstrong McCall retained its exclusive rights to distribute Matrix professional products in its territories.

We plan to mitigate the negative effects resulting from unfavorable changes in our relationships with suppliers, such as L'Oreal, by taking the following steps: (i) adding new products to replace lines with our distributor sales consultants; (ii) adding new product lines to our BSG stores; (iii) expanding existing product lines into new territories; and (iv) managing costs to maximize the efficiency of the BSG structure (in fiscal year 2007 we undertook a right-sizing of the BSG business, including some targeted reductions-in-force). Although we are focused on developing new revenue and cost management initiatives, there can be no assurance that our efforts will partially or completely offset the loss of these distribution rights. In addition, BSG's loss of distribution rights through its distributor sales consultants, as well as the loss of exclusive rights to distribute L'Oreal products in its stores, has resulted in margin pressure on BSG's remaining L'Oreal revenues. See "Risk Factors—We depend upon manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to us."

Regarding other suppliers, BSG continues to expand the P&G Professional Care product lines including Wella, Sebastian and Graham Webb into additional geographies for BSG stores and distributor sales consultants. Additionally, during fiscal year 2007, our expansion of the BSG segment included the acquisition of certain assets, and the award of distribution rights, which allow us to distribute Goldwell/KMS products and Paul Mitchell products in various markets, as well as a number of other brands. We expect to gain certain other distribution rights over time through either further awards, or by acquisitions of existing distributors.

Recent Acquisitions

On February 15, 2007, we entered into and completed an Agreement for the Sale and Purchase of the Entire Issued Share Capital of Chapelton 21 Limited, or the Agreement, a private company limited by shares and incorporated in Scotland, which we refer to as Salon Services, by and among Ogee Limited, an indirect subsidiary of ours, and the registered shareholders of Salon Services. This acquisition provided the Sally Beauty Supply segment a strong European presence. Pursuant to the Agreement, we acquired all of the issued share capital of Salon Services for an aggregate cash purchase price of approximately $57.7 million. Certain of our subsidiaries financed the purchase price through a draw down of approximately $57.0 million under our ABL facility. In addition, we extinguished approximately $3.9 million of Salon Services' debt. Salon Services, through its direct and indirect subsidiaries including Salon Services (Hair and Beauty Supplies) Ltd., supplies professional hair and beauty products primarily to salon and spa operators and independent hair and beauty professionals in the U.K., Germany, Ireland, Spain and Norway.

In addition, during June 2006, we acquired Salon Success, a U.K. based distributor of professional beauty products in order to expand BSG's presence in the U.K. and expand the geographic area served by BSG into other portions of Europe. This acquisition enabled BSG to enter new markets in Europe, including the U.K., Spain and the Netherlands and to expand its operations in Florida. The total purchase price as of September 30, 2007, was approximately $23.2 million. In accordance with the purchase agreement, additional consideration of up to $2.1 million, plus interest, may be paid over the three year period following the closing of the acquisition based on sales to a specific customer. As of September 30, 2007, approximately $1.2 million has been paid pursuant to this agreement.

Our Separation from Alberto-Culver

Our business historically constituted two operating segments within the consolidated financial statements of Alberto-Culver. On November 16, 2006, we separated from Alberto-Culver, pursuant to the Investment

Agreement. As a result: (i) we own and operate the Sally Beauty Supply and BSG distribution businesses that were owned and operated by Alberto-Culver prior to the Separation Transactions; (ii) at the closing of the Separation Transactions, the stockholders of Alberto-Culver prior thereto became the beneficial owners of approximately 52% of our outstanding common stock on an undiluted basis and the CDR Investors, who in the aggregate invested $575.0 million in us, received an equity interest representing approximately 48% of our outstanding common stock on an undiluted basis; and (iii) Alberto-Culver continues to own and operate its consumer products business.

In addition, in connection with the Separation Transactions:

- Sally Holdings and certain of our other subsidiaries incurred approximately $1,850.0 million of indebtedness, including: (i) $1,070.0 million by drawing on its Term Loans; (ii) $70.0 million by drawing on its ABL facility; and (iii) $710.0 million from the issuance of $430.0 million of senior notes and $280.0 million of senior subordinated notes;
- We used approximately $2,342.1 million, a substantial portion of the proceeds of the investment by the CDR Investors and the debt incurrence, to pay a $25.00 per share special cash dividend to holders of record of our common stock, who were Alberto-Culver shareholders as of the record date for the Separation Transactions.

Pursuant to the Investment Agreement, we paid a transaction fee of $30.0 million to Clayton, Dubilier & Rice, Inc., the manager of both Clayton, Dubilier & Rice Fund VII, L.P., the sole member of CDRS, and Parallel Fund, as well as approximately $1.1 million to CDRS in merger and transaction expenses incurred in connection with its investment in us, and the Separation Transactions. Pursuant to the Investment Agreement, we also paid approximately $20.4 to Alberto-Culver for its expenses incurred in connection with the Separation Transactions. We also paid approximately $58.5 million in fees for the debt financing incurred in connection with the Separation Transactions.

On November 16, 2006, pursuant to the terms of a separation agreement entered into in connection with the Separation Transactions, all cash, cash equivalents and short-term investments of us and our subsidiaries was transferred to Alberto-Culver other than $91.1 million, equal to the sum of $52.7 million plus an additional amount equal to $38.4 million. The additional amount is the sum of (i) an estimate of the amount needed to cover certain income taxes (as specified in a tax allocation agreement entered into in connection with the Separation Transactions); (ii) an amount determined pursuant to a formula intended to reflect the limitations placed on the number of shares of Sally Beauty that CDRS may acquire in order not to jeopardize the intended tax-free nature of the share distribution; and (iii) unpaid balances on certain specified liabilities of us, minus other specified transaction costs. In connection with the Separation Transactions, we became the parent company for all U.S. tax returns filed under the employer identification number of Alberto-Culver prior to the completion of the Separation Transactions. All intercompany receivables, payables and loans (other than trade payables and our portion of the transaction expenses described above) between us or any of our subsidiaries, on the one hand, and Alberto-Culver or any of its subsidiaries (other than us and our subsidiaries), on the other hand, were canceled prior to completion of the Separation Transactions. In addition, prior thereto, all intercompany agreements between us or any of our subsidiaries and Alberto-Culver or any of its subsidiaries were terminated, other than certain agreements specifically designated in the separation agreement to survive following the transactions.

In addition, upon completion of the Separation Transactions, Michael H. Renzulli, our former Chairman, terminated his employment with Alberto-Culver and us. As a result, we provided Mr. Renzulli with certain benefits primarily consisting of a lump-sum cash payment of $3.6 million that was paid within 30 days after completion of the Separation Transactions.

We treated the Separation Transactions as though they constituted a change in control for all employees and directors under our equity and incentive compensation plans, and as a change in control for our employees under Alberto-Culver's deferred compensation plan. As a result, in accordance with the terms of these plans, all outstanding stock options and restricted shares of Alberto-Culver, including those held by our employees, became fully vested upon completion of the Separation Transactions. Due to the Separation Transactions, we recorded a charge at that time of approximately $5.3 million, which represents the amount of future compensation expense that would have been recognized in subsequent periods as the stock options and restricted shares for our employees vested over the original vesting periods. Upon completion of the Separation Transactions all outstanding Alberto-Culver stock options held by our employees became options to purchase shares of our common stock.

Senior Secured Credit Facilities

The senior term facility and the ABL facility are secured by substantially all of our assets, those of Investment Holdings, those of our domestic subsidiaries and, in the case of the ABL facility, those of our Canadian subsidiaries. The senior term facility may be prepaid at our option at any time without premium or penalty and is subject to mandatory prepayment in an amount equal to 50% of excess cash flow (as defined in the agreement governing the senior term facility) for any fiscal year (commencing in fiscal year 2008) unless a specified leverage ratio is met and 100% of the proceeds of specified asset sales that are not reinvested in the business or applied to repay borrowings under the ABL facility.

The Notes are unsecured obligations of Sally Holdings and its co-issuer and are guaranteed on a senior basis (in the case of the senior notes) and on a senior subordinated basis (in the case of the senior subordinated notes) by each material domestic subsidiary of Sally Holdings (other than the co-issuer), issuer of the Notes. The Notes carry optional redemption features whereby Sally Holdings has the option to redeem the Notes on or before November 15, 2010 and November 15, 2011, respectively, at par plus a premium, plus accrued and unpaid interest, and on or after November 15, 2010 and November 15, 2011, respectively, at par plus a premium declining ratably to par, plus accrued and unpaid interest.

Details of the senior secured credit facilities as of September 30, 2007 are as follows (dollars in thousands):

	Amount	Maturity dates (fiscal year)	Interest rates
ABL facility	$ 11,400	2012	(i) PRIME and up to 0.50% or; (ii) LIBOR plus (1.00% to 1.50%)
Term loan A	142,500	2013	(i) PRIME plus (1.00% to 1.50%) or; (ii) LIBOR plus (2.00% to 2.50%)
Term loan B	910,800	2014	(i) PRIME plus (1.25% to 1.50%) or; (ii) LIBOR plus (2.25% to 2.50%)
	$1,064,700		
Senior notes	$ 430,000	2015	9.25%
Senior subordinated notes	280,000	2017	10.50%
	$ 710,000		

Other Information Related to the Separation Transactions

On November 17, 2006, and after giving effect to the conversion of the Class A common stock issued to the CDR Investors into our common stock, we had 180,050,492 shares of common stock issued and outstanding, and our common stock commenced regular way trading on the NYSE under the symbol "SBH."

On November 24, 2006, Sally Holdings entered into two interest rate swap agreements. See "Item 7A—Quantitative and Qualitative Disclosures about Market Risk—Interest rate risk."

References to our historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of Sally Holdings, Inc. as a wholly-owned subsidiary of Alberto-Culver prior to the Separation Transactions. The historical financial results of Sally Holdings, Inc. as part of Alberto-Culver contained herein do not reflect what the financial results of Sally Holdings, Inc. would have been had it been operated as a subsidiary of our company during the periods presented. See "Risk Factors—Risks Relating to Our Business."

We depend on our subsidiaries for cash and unless we receive dividends, distributions, advances, transfers of funds or other cash payments from our subsidiaries, we will be unable to pay any cash dividends on our common stock in the future. However, none of our subsidiaries are obligated to make funds available to us for payment of dividends. Further, the terms of our subsidiaries' debt agreements significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See "Risk Factors—Risks Relating to Our Substantial Indebtedness" and Note 12 of the "Notes to Consolidated Financial Statements" in "Item 8—Financial Statements and Supplementary Data."

Other Significant Items

Termination of Spin/Merge Transaction with Regis Corporation

On January 10, 2006, Alberto-Culver entered into an agreement with Regis Corporation, or Regis, to merge us with a subsidiary of Regis in a tax-free transaction. Pursuant to the terms and conditions of the merger agreement, our business was to be spun off to Alberto-Culver's stockholders by way of a tax-free distribution and, immediately thereafter, combined with Regis in a tax-free stock-for-stock merger. On April 5, 2006, Alberto-Culver and Regis terminated the merger agreement. In connection with the termination of the merger agreement, we and Alberto-Culver incurred transaction expenses, primarily the termination fee paid to Regis and legal and investment banking fees, during fiscal years 2005 and 2006. The total amount of transaction expenses, including the termination fee, incurred by us was approximately $41.5 million ($27.2 million after taxes), and was expensed by us during fiscal year 2006 in accordance with the terms of those transaction agreements.

Share-Based Payments

For fiscal years 2007 and 2006, total share-based compensation cost charged against earnings was $13.1 million and $5.2 million, respectively. Included for fiscal year 2007 is $5.3 million of accelerated expense related to the Separation Transactions and $2.6 million of accelerated expense related to certain retirement eligible employees who are eligible to continue vesting awards upon retirement under the terms of the 2007 Omnibus Incentive Plan. For fiscal years 2007 and 2006, the total income tax benefit recognized in the consolidated statements of earnings from these plans was $5.1 million and $1.8 million, respectively. The net balance sheet effect of recognizing stock option expense increased total stockholder's equity by $5.1 million and $1.8 million for fiscal years 2007 and 2006, respectively, and resulted in the recognition of deferred tax assets of the same amount. Our consolidated statements of cash flows for fiscal years 2007 and 2006 reflect $0.8 million and $0.6 million, respectively, of excess tax benefits from employee exercises of stock options as financing cash inflow. For fiscal year 2005, our consolidated statement of cash flows reflects $1.2 million of excess tax benefits from employee exercises of stock options as operating cash inflow. As of September 30, 2007, we had $10.6 million of unrecognized compensation cost related to stock options issued to employees of our business that is expected to be recognized over the weighted average period of 3.1 years, and $2.4 million of unearned compensation related to restricted stock awards that is expected to be amortized to expense over the weighted average period of 4.3 years.

Prior to the Separation Transactions, we were a subsidiary of Alberto-Culver and had no share-based compensation plans of our own; however, certain of our employees had been granted stock options and restricted stock awards under share-based compensation plans of Alberto-Culver. The Separation Transactions constituted a change in control for purposes of Alberto-Culver's stock option and stock award plans. As a result, in accordance with the terms of these plans, all outstanding stock options and stock awards of Alberto-Culver, including those held by our employees, became fully vested upon completion of the Separation Transactions on November 16, 2006. For fiscal year 2007, we recorded a charge equal to the amount of future compensation expense of approximately $5.3 million that would have been recognized in subsequent periods had these stock options and stock awards for our employees vested over the original vesting periods. Upon completion of the Separation Transactions, all outstanding Alberto-Culver stock options held by our employees became options to purchase shares of our common stock.

Effective October 1, 2005, we adopted SFAS No. 123(R) using the modified prospective method. Under this method, compensation expense related to Alberto-Culver stock options granted to employees of our business is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123(R). In accordance with the modified prospective method, the financial statements for fiscal year 2005 have not been restated.

Results of Operations

The following table shows the condensed results of operations of our business for the fiscal years ended September 30, 2007, 2006 and 2005 (amounts in millions):

	Year Ended September 30,		
	2007	2006	2005
Net sales	$2,513.8	$2,373.1	$2,254.3
Cost of products sold and distribution expenses	1,360.0	1,286.3	1,227.3
Gross profit	1,153.8	1,086.8	1,027.0
Total other costs and expenses	925.2	906.6	834.4
Operating earnings	228.6	180.2	192.6
Interest expense, net(a)	146.0	0.1	3.0
Earnings before provision for income taxes	82.6	180.1	189.6
Provision for income taxes	38.1	69.9	73.1
Net earnings	$ 44.5	$ 110.2	$ 116.5

(a) For the fiscal year 2007, net interest expense is primarily associated with debt incurred in connection with the Separation Transactions. See Note 12 of the "Notes to Consolidated Financial Statements" in "Item 8—Financial Statements and Supplementary Data."

The following table shows the condensed results of operations of our business for the fiscal years ended September 30, 2007, 2006 and 2005, expressed as a percentage of net sales for the respective periods:

	Year Ended September 30,		
	2007	**2006**	**2005**
Net sales	100.0%	100.0%	100.0%
Cost of products sold and distribution expenses	54.1%	54.2%	54.4%
Gross profit	45.9%	45.8%	45.6%
Total other costs and expenses	36.8%	38.2%	37.1%
Operating earnings	9.1%	7.6%	8.5%
Interest expense, net	5.8%	0.0%	0.1%
Earnings before provision for income taxes	3.3%	7.6%	8.4%
Provision for income taxes	1.5%	3.0%	3.2%
Net earnings	1.8%	4.6%	5.2%

Key Operating Metrics

The following table sets forth, for the periods indicated, information concerning key measures we rely on to gauge our operating performance (dollars in thousands):

	Year Ended September 30,		
	2007	2006	2005
Net sales:			
Sally Beauty Supply	$1,567,365	$1,419,332	$1,358,899
BSG	946,407	953,768	895,408
	$2,513,772	$2,373,100	$2,254,307
Gross Profit	$1,153,747	$1,086,771	$1,027,000
Gross profit margin	45.9%	45.8%	45.6%
Selling, general and administrative expenses	$ 857,276	$ 798,211	$ 768,847
Depreciation and amortization	$ 42,605	$ 38,032	$ 33,906
Earnings before provision for income taxes:			
Segment operating profit:			
Sally Beauty Supply	$ 273,364	$ 235,419	$ 222,679
BSG	64,652	88,445	71,210
Segment operating profit	338,016	323,864	293,889
Unallocated expenses	(71,085)	(68,150)	(69,642)
Share-based compensation expense	(13,065)	(5,186)	—
Sales-based service fee charged by Alberto-Culver	(3,779)	(28,852)	(27,615)
Non-cash charge related to Alberto-Culver's conversion to one class of common stock	—	—	(4,051)
Transaction expenses	(21,502)	(41,475)	—
Operating earnings	228,585	180,201	192,581
Interest expense, net of interest income	(145,972)	(92)	(2,966)
Earnings before provision for income taxes	$ 82,613	$ 180,109	$ 189,615
Segment operating profit margin:			
Sally Beauty Supply	17.4%	16.6%	16.4%
BSG	6.8%	9.3%	8.0%
Consolidated operating profit margin	9.1%	7.6%	8.5%
Number of stores at end-of-period (including franchises):			
Sally Beauty Supply	2,694	2,511	2,419
BSG	874	828	822
	3,568	3,339	3,241
Comparable store sales growth(a)			
Sally Beauty Supply	2.7%	2.4%	2.4%
BSG	10.1%	4.1%	(0.6)%
Consolidated	4.5%	2.8%	1.8%

(a) Comparable stores are defined as company-owned stores that have been open for at least 14 months as of the last day of a month.

Certain amounts for prior periods have been reclassified to conform to the current year's presentation.

Description of Sales and Expenses

Net Sales. Our net sales consist primarily of the following:

- *Sally Beauty Supply.* Sally Beauty Supply generates net sales primarily by selling products through its stores to both professional and retail customers. Sally Beauty Supply sells hair care, hair color, skin and nail care products, electrical appliances and other beauty related accessories. Because approximately 40% of our U.S. Sally Beauty Supply product sales come from exclusive or control label brands, most of these same products are generally not sold in most other retail stores and are not sold in our BSG business. Various factors influence Sally Beauty Supply's net sales including local competition, product assortment and availability, price, hours of operation and marketing and promotional activity. Sally Beauty Supply's product assortment and sales are generally not seasonal in nature.
- *Beauty Systems Group.* BSG generates net sales by selling products to salon professionals and independent stylists through company-owned and franchised stores as well as through its network of professional distributor sales consultants. BSG sells hair care, hair color products, skin and nail care products, electrical appliances and other beauty related accessories. These products are not sold directly to the general public and are generally not the same products as those sold in our Sally Beauty Supply stores. Various factors influence BSG's net sales, including product breadth and availability, competitive activity, relationships with suppliers, new product introductions and price. BSG's product assortment and sales are generally not seasonal in nature.

Cost of Products Sold and Distribution Expenses. Cost of products sold and distribution expenses consist of the cost to purchase merchandise from suppliers, less rebates and allowances, and certain overhead expenses including purchasing costs, freight from distribution centers to stores and handling costs in the distribution centers. Cost of products sold and distribution expenses are also affected by store inventory shrinkage, which represents products that are lost, stolen or damaged at the store level.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of personnel costs, commissions paid to professional distributor sales consultants, benefits, utilities, property maintenance, advertising, rent, insurance, freight and distribution expenses for delivery to customers, administrative costs and costs associated with our corporate support center.

Sales-based Service Fee. Prior to the Separation Transactions, we were charged a sales-based service fee under the consulting, business development and advisory services agreement between certain of our subsidiaries and Alberto-Culver. In conjunction with the Separation Transactions, the arrangements giving rise to this fee from Alberto-Culver were terminated and the related charges have ceased. We believe that had we been a stand-alone company, we would have not incurred a comparable expense.

Transaction Expenses. For fiscal year 2007, transaction expenses are costs associated with the Separation Transactions and are primarily payments to Alberto-Culver as defined in the separation agreements. In addition, we recognized severance costs for two executives and certain professional fees related to the Separation Transactions. For fiscal year 2006, transaction expenses are related to the termination of the agreement with Regis that called for us to merge with a subsidiary of Regis in a tax-free transaction. This proposed transaction was terminated in April 2006 and we expensed approximately $41.5 million ($27.2 million after taxes) in fees associated with the termination.

Net Interest Expense. Net interest expense includes the amortization of deferred debt issuance costs, and is stated net of interest income. For the fiscal year 2007, net interest expense is primarily associated with debt incurred in connection with the Separation Transactions. Prior to the Separation Transactions, net interest expense was primarily attributable to notes with affiliates.

Comparison of Fiscal Years Ended September 30, 2007 and 2006

Net Sales

Consolidated net sales increased $140.7 million, or 5.9%, to $2,513.8 million for fiscal year 2007 compared to $2,373.1 million for the same period in 2006. This increase was primarily the result of comparable store sales growth of 4.5%, the addition of 83 Sally Beauty Supply and 46 BSG stores during fiscal year 2007, and the acquisitions of Salon Services and Salon Success. Salon Services, which was acquired during the second quarter of 2007, contributed approximately $74.0 million of incremental revenue, and Salon Success, which was acquired during the third quarter of 2006, contributed approximately $21.4 million of incremental revenue during fiscal year 2007.

Sally Beauty Supply. Net sales for Sally Beauty Supply increased $148.1 million, or 10.4%, to $1,567.4 million for fiscal year 2007 compared to $1,419.3 million for the same period in 2006. Net sales increased primarily due to a 5.2% increase resulting from the Salon Services acquisition, which contributed $74.0 million of net sales during fiscal year 2007, the opening of 83 net new stores over the last 12 months (excluding acquisitions) and a comparable store sales growth of 2.7%, which includes a decline in same store number of transactions. In addition, the effect of exchange rates contributed $13.0 million or an increase in sales of 0.9%.

Beauty Systems Group. Net sales for BSG decreased $7.4 million, or 0.8%, to $946.4 million for fiscal year 2007 compared to $953.8 million for the same period in 2006. Net sales for fiscal year 2007 were impacted by changes in the L'Oreal distribution agreement, resulting in the loss of approximately $80 million of sales of L'Oreal products compared to fiscal year 2006. BSG also experienced a decline in sales at its franchised based business. These declines were mostly offset by comparable store sales growth of 10.1% and incremental sales of $21.4 million resulting from the acquisition of Salon Success, an increase in sales of non L'Oreal brands and the addition of 46 new stores over the last 12 months (excluding acquisitions) and the effect of exchange rates. The effect of exchange rates contributed approximately $3.7 million or an increase in sales of approximately 0.4%.

Gross Profit

Consolidated gross profit increased $67.0 million, or 6.2%, to $1,153.8 million for fiscal year 2007 compared to $1,086.8 million for the same period in 2006. Consolidated gross profit, as a percentage of net sales, was 45.9% for fiscal year 2007 compared to 45.8% for the prior year period. Gross profit margins increased slightly during fiscal year 2007 due to higher gross profit margins at Sally Beauty Supply, partially offset by lower gross profit margins at BSG. Gross profit margins for Sally Beauty Supply increased, in part, because of a continued increase in sales of higher margin exclusive label products, margin increases on certain products, and continued favorable changes in customer mix, partially offset by an increased weighting of revenues from our international business where gross margins are typically lower than in the U.S. Gross profit margins for BSG declined, in part, because of the loss of the exclusive distributorship rights for L'Oreal products resulting in margin pressure on the remaining L'Oreal sales, the growth in sales of lower margin products to replace the lost L'Oreal sales, and margin declines at BSG's franchise-based business.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses increased $59.1 million, or 7.4%, to $857.3 million for fiscal year 2007 compared to $798.2 million for the same period in 2006. These expenses, as a percentage of net sales, were 34.1% for fiscal year 2007 compared to 33.6% for the prior year period. The increase in expense is partly attributable to selling and administrative costs associated with the unit growth of the Sally Beauty Supply and BSG businesses, costs associated with the realignment of our BSG business, acquisitions, and additional expenses at our corporate support center. Additionally, selling, general and administrative expenses for fiscal year 2007 includes $13.1 million of share-based compensation expense, compared to $5.2 million for fiscal year 2006. Share-based compensation expense for fiscal year 2007 includes $2.6 million of accelerated expenses related to certain retirement eligible employees who are eligible to continue vesting awards upon retirement under the terms of the 2007 Omnibus Incentive Plan, and $5.3 million of expenses related to early vesting of equity awards as a result of the Separation Transactions.

Depreciation and Amortization

Consolidated depreciation and amortization increased $4.6 million, or 12.1%, to $42.6 million for fiscal year 2007 compared to $38.0 million for the same period in 2006, primarily due to the addition of assets associated with acquisitions and the unit growth of the Sally Beauty Supply and BSG businesses.

Sales-based Service Fee Charged by Alberto-Culver

The sales-based service fee charged to us by Alberto-Culver declined to $3.8 million for fiscal year 2007 from $28.9 million for fiscal year 2006 due to the cancellation of the consulting, business development and advisory services agreement between certain of our subsidiaries and Alberto-Culver in connection with the Separation Transactions.

Other Expenses

During fiscal year 2007 we recorded $21.5 million in expenses related to the Separation Transactions. These expenses were for fees allocated to us by Alberto-Culver and for the severance payments to Mr. Renzulli, former Chairman of Sally Holdings, Inc, as called for in the separation agreement from Alberto-Culver, of approximately $20.0 million, as well as severance payments to Mr. Robinson, our former Chief Financial Officer and Treasurer, prior to his retirement, of approximately $0.9 million, and for other professional fees. During fiscal year 2006, we recorded $41.5 million in expenses related to the terminated transaction with Regis.

Operating Earnings

Consolidated operating earnings increased by $48.4 million, or 26.9%, to $228.6 million for fiscal year 2007 compared to $180.2 million for the same period in 2006. Operating earnings, as a percentage of net sales, were 9.1% for fiscal year 2007 compared to 7.6% for the same period in 2006. The increase in consolidated operating earnings was primarily due to the cancellation of the consulting, business development and advisory services agreement between certain of our subsidiaries and Alberto-Culver in connection with the Separation Transactions, and the expenses incurred as a result of the Separation Transactions being less than the expenses we recognized in 2006 related to the proposed but terminated Regis transaction. We do not allocate these expenses to our operating segments and these expenses are not reflected in the segment operating earnings of Sally Beauty Supply and BSG discussed below.

Sally Beauty Supply. Sally Beauty Supply's segment operating earnings increased $38.0 million, or 16.1%, to $273.4 million for fiscal year 2007 compared to $235.4 million for the same period in 2006. Segment operating earnings, as a percentage of net sales, was 17.4% for fiscal year 2007 compared to 16.6% for the same period in 2006. Sally Beauty Supply operating earnings were positively impacted by additional earnings from the Salon Services acquisition, growth in the number of stores, same store sales increases along with sales growth in certain merchandise categories, operating expense controls, as well as a gross margin improvement. Operating earnings margins improvements at our Sally Beauty Supply U.S. based business were partially offset by a greater weighing of international based earnings that typically carry lower operating earnings margins.

Beauty Systems Group. BSG's segment operating earnings decreased $23.8 million, or 26.9%, to $64.6 million for fiscal year 2007 compared to $88.4 million for the same period in 2006, in part, due to an increase of approximately $8.6 million in selling, general and administrative expenses related to the closure of a warehouse and expenses related to the realignment of its sales force, including expenditures related to the retention of certain professional distributor sales consultants, while also experiencing lower gross profit margins on a decreased sales volume. Sales volumes declined primarily as a result of certain L'Oreal sales as discussed earlier. Gross profit margins declined primarily as a result of the loss of L'Oreal related sales being partially replaced with lower margin products, margin declines on remaining L'Oreal product sales. BSG's franchise-based business also experienced a decline in profitability for fiscal year 2007. Segment operating earnings, as a percentage of net sales, was 6.8% for fiscal year 2007 compared to 9.3% for the same period in 2006.

Net Interest Expense

Interest expense, net of interest income, was $146.0 million and $0.1 million for fiscal years 2007 and 2006, respectively. The increase in interest expense was primarily attributable to the interest associated with the new debt incurred on November 16, 2006. The interest expense was partially offset by interest income of $1.7 million and $1.8 million for fiscal years 2007 and 2006, respectively. Included in interest expense for fiscal year 2007 is a marked to market fair value expense adjustment for interest rate swaps of $3.0 million.

Provision for Income Taxes

Provision for income taxes was $38.1 million during fiscal year 2007 compared to $69.9 million for the same period of 2006. The decreased provision for income taxes for fiscal year 2007 was principally the result of lower earnings before provision for income taxes due to increased interest expense. The effective tax rate was 46.1% in fiscal year 2007 and 38.8% in fiscal year 2006. The increase in the effective tax rate was primarily related to nondeductible transaction costs related to the Separation Transactions.

Net Earnings

As a result of the foregoing, consolidated net earnings decreased $65.7 million, or 59.6%, to $44.5 million for fiscal year 2007 compared to $110.2 million for the same period in 2006. Net earnings, as a percentage of net sales, were 1.8% for fiscal year 2007 compared to 4.6% for fiscal year 2006. Net earnings for fiscal year 2007 were reduced as a result of the expenses related to the Separation Transactions and increased interest expense associated with the debt incurred.

Comparison of Fiscal Years Ended September 30, 2006 and 2005

Net Sales

Consolidated net sales increased $118.8 million, or 5.3%, to $2,373.1 million for fiscal year 2006 compared to $2,254.3 million for the same period in 2005. This increase was primarily the result of comparable store sales growth of 2.8%, the inclusion of a full reporting period for CosmoProf for fiscal year 2006 which resulted in a 1.1% increase in net sales, the acquisition of Salon Success, which resulted in a 0.5% increase in net sales and the opening of new stores, including 98 net new stores opened during fiscal year 2006. CosmoProf was acquired in the first quarter of fiscal year 2005 and Salon Success was acquired during the third quarter of fiscal year 2006.

Sally Beauty Supply. Net sales for Sally Beauty Supply increased $60.4 million, or 4.4%, to $1,419.3 million for fiscal year 2006 compared to $1,358.9 million for the same period in 2005. Net sales increased primarily due to a 2.3% increase resulting from the opening of new stores, including 92 net new stores opened during fiscal year 2006, and comparable store sales growth of 2.4%. These increases were partially offset by the effect of foreign exchange rates, which decreased net sales by 0.2%.

Beauty Systems Group. Net sales for BSG increased $58.4 million, or 6.5%, to $953.8 million for fiscal year 2006 compared to $895.4 million for the same period in 2005. This improvement in net sales resulted primarily from the inclusion of a full reporting period for CosmoProf for fiscal year 2006, which provided

2.8% of the increase in net sales and the acquisition of Salon Success which provided 1.0% increase in net sales. The remaining increase was principally due to a 0.6% increase in net sales resulting from the opening of new stores, including 6 net new stores opened during fiscal year 2006 (including franchised stores), comparable store sales growth of 4.1% and a 0.7% positive impact from foreign exchange rates. These increases for fiscal year 2006 were partially offset by lower sales by BSG's professional distributor sales consultants as salon professionals shifted some of their purchases from sales consultants to BSG stores.

Gross Profit

Consolidated gross profit increased $59.8 million, or 5.8%, to $1,086.8 million for fiscal year 2006 compared to $1,027.0 million for the same period in 2005. Consolidated gross profit, as a percentage of net sales, was 45.8% for the year ended September 30, 2006 compared to 45.6% for the prior year period. The gross profit margin improvement is primarily attributable to improved vendor pricing, an increase in the percentage of sales made to retail customers (since such sales are at a higher gross profit margin than those made to salons and salon professionals) and with an increase in sales of exclusive label products.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses increased $29.4 million, or 3.8%, to $798.2 million for fiscal year 2006 compared to $768.8 million for the same period in 2005. These expenses, as a percentage of net sales, were 33.6% for fiscal year 2006 compared to 34.1% for the prior year period. The increase in expense is primarily attributable to selling and administrative costs associated with the growth of the Sally Beauty Supply and BSG businesses, including $9.0 million of selling and administrative costs from the acquired CosmoProf business and $3.3 million of costs from Salon Success, along with $5.2 million of stock option expense recognized pursuant to SFAS 123(R) and costs related to our corporate support facility.

Depreciation and Amortization

Consolidated depreciation and amortization increased $4.1 million, or 12.1%, to $38.0 million for fiscal year 2006 compared to $33.9 million for the same period in 2005, primarily due to the addition of assets associated with acquisitions and the unit growth of the Sally Beauty Supply and BSG businesses.

Sales-based Service Fee Charged by Alberto-Culver

The sales-based service fee charged to us by Alberto-Culver increased to $28.9 million for fiscal year 2006 from $27.6 million for fiscal year 2005, which is consistent with the increase in net sales. The consulting, business development and advisory services agreement between certain of our subsidiaries and Alberto-Culver was subsequently cancelled in fiscal year 2007 in connection with the Separation Transactions.

Other Expenses

Other expenses for fiscal year 2006 include expenses related to the terminated transaction with Regis. In accordance with the terms of the related transaction agreement, Alberto-Culver allocated to our business $41.5 million in expenses for fiscal year 2006 representing our share of the termination fee paid to Regis as well as legal and other professional fees and expenses related to the transaction. Other expenses for fiscal year 2005 include $4.1 million in non-cash charges related to Alberto-Culver's conversion to one class of common stock.

Operating Earnings

Consolidated operating earnings decreased by $12.4 million, or 6.4%, to $180.2 million for fiscal year 2006 compared to $192.6 for the same period in 2005. Operating earnings, as a percentage of net sales, were 7.6% for fiscal year 2006 compared to 8.5% for the same period in 2005. The decrease in consolidated operating earnings was primarily due to the allocation to our business by Alberto-Culver of $41.5 million of expenses related to the terminated Regis transaction. We do not allocate these expenses to our operating segments and these expenses are not reflected in the segment operating profit of Sally Beauty Supply and BSG discussed below.

Sally Beauty Supply. As a result of the foregoing, Sally Beauty Supply's segment operating profit increased $12.7 million, or 5.7%, to $235.4 million for fiscal year 2006 compared to $222.7 million for the same period in 2005. Segment operating profit, as a percentage of net sales, was 16.6% for fiscal year 2006 compared to 16.4% for the same period in 2005.

Beauty Systems Group. As a result of the foregoing, BSG's segment operating profit increased $17.2 million, or 24.2%, to $88.4 million for fiscal year 2006 compared to $71.2 million for the same period in 2005. Segment operating profit, as a percentage of net sales, was 9.3% for fiscal year 2006 compared to 8.0% to the same period in 2005.

Net Interest Expense

Interest expense, net of interest income, was $0.1 million and $3.0 million for fiscal years 2006 and 2005, respectively. Interest expense decreased $2.2 million to $1.9 million for fiscal year 2006 compared to $4.1 million for the same period in 2005. The decrease in interest expense was primarily attributable to the repayment of all notes payable to affiliated companies in December 2005. These expenses were partially offset by interest income of $1.8 million and $1.1 million for fiscal years 2006 and 2005, respectively.

Provision for Income Taxes

Provision for income taxes was $69.9 million during fiscal year 2006 compared to $73.1 million for the same period of 2005. The decreased provision for income taxes for fiscal year 2006 was principally the result of lower earnings before provision for income taxes. The effective tax rate was 38.8% in fiscal year 2006 and 38.6% in fiscal year 2005. The increase in the effective tax rate was primarily related to a change in the mix of earnings from foreign operations and higher state income taxes.

Net Earnings

As a result of the foregoing, consolidated net earnings decreased $6.3 million, or 5.4%, to $110.2 million for fiscal year 2006 compared to $116.5 million for the same period in 2005. Net earnings, as a percentage of net sales, were 4.6% for fiscal year 2006 compared to 5.2% for fiscal year 2005. Net earnings for fiscal year 2006 were impacted by expenses related to the terminated spin/merge transaction with Regis and share-based compensation expense recognized pursuant to SFAS 123(R). Net earnings for fiscal year 2005 were impacted by the non-cash charge from Alberto-Culver's conversion to one class of common stock and an adjustment related to lease accounting.

Financial Condition

September 30, 2007 Compared to September 30, 2006

Working capital (current assets less current liabilities) at September 30, 2007 was $354.2 million compared to $479.1 million at September 30, 2006, representing a decrease of $124.9 million. The resulting ratio of current assets to current liabilities was 1.99 to 1.00 at September 30, 2007 compared to 2.65 to 1.00 at September 30, 2006. The decrease in current assets at September 30, 2007 was primarily impacted by a $69.3 million reduction in cash, which was primarily attributable to the payment of fees associated with the Separation Transactions, distributions to Alberto-Culver made in connection with the Separation Transactions and a $5.6 million decline in inventory levels, partially offset by an increase in trade accounts receivable, the prepayment of certain expenses and deferred income tax assets. The increase in current liabilities at September 30, 2007 was primarily impacted by the addition of the current maturities of long-term debt, which was incurred in connection with the Separation Transactions, of approximately $17.1 million, and accrued interest thereon of $34.5 million. In addition, we had an increase in accrued operating expenses and income taxes. A reduction in working capital is part of our business strategy to minimize the amount of capital employed in the business while maximizing the related operating profits.

Net property and equipment increased $11.4 million to $154.1 million at September 30, 2007, compared to $142.7 million at September 30, 2006. Of this increase, approximately $4.2 million was attributable to acquisitions, with the remainder due primarily to the opening of new stores and remodeling of existing facilities.

Goodwill increased $41.9 million to $406.6 million at September 30, 2007, compared to $364.7 million at September 30, 2006, primarily due to the acquisition of Salon Services and the effects of changes in foreign exchange rates.

Intangible assets increased $17.3 million to $70.5 million at September 30, 2007, compared to $53.2 million at September 30, 2006, primarily due to the acquisition of Salon Services.

Other assets increased $53.2 million to $61.1 million at September 30, 2007, compared to $7.9 million at September 30, 2006, primarily due to the costs associated with the issuance of debt, which will be amortized as interest expense over the term of the debt.

Accrued expenses increased $39.7 million to $153.8 million at September 30, 2007, compared to $114.1 million at September 30, 2006. This increase was primarily a result of $34.5 million of interest expense related to the new debt incurred in connection with the Separation Transactions, and an increase in operating expenses and legal and other professional fees.

Deferred income tax liabilities increased $8.6 million to $30.2 million at September 30, 2007, compared to $21.6 million at September 30, 2006. This increase was primarily due to differences between depreciation included for tax returns versus depreciation included in our statements of earnings, and purchase accounting adjustments.

Stock options subject to redemption declined to $6.5 million at September 30, 2007, compared to $7.5 million as of September 30, 2006, primarily due to exercises of these options.

Total stockholders' equity decreased as a result of the special dividend payment of approximately $2,342.1 million called for under the separation agreement from Alberto-Culver. The proceeds from the equity contribution of $575.0 million from CDRS and the proceeds from the debt were used to issue this dividend. In addition, retained earnings decreased by $44.4 million as a result of settlement of the inter-company agreement with Alberto-Culver, treated as a dividend.

Additional paid-in capital increased as a result of the equity contribution made by Clayton, Dubilier & Rice, Inc. in connection with the Separation Transactions, partially offset by costs of approximately $42.4 million associated with the raising of such equity.

Accumulated other comprehensive income—foreign currency translation increased $18.2 million to $34.5 million at September 30, 2007, compared to $16.3 million at September 30, 2006. The increase was primarily due to the weakening of the U.S. dollar versus certain foreign currencies, primarily the British pound and Canadian dollar.

Liquidity and Capital Resources

We broadly define liquidity as our ability to generate sufficient cash flow from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate debt and equity financing and to convert into cash those assets that are no longer required to meet existing strategic and financial objectives. Therefore, liquidity cannot be considered separately from capital resources that consist of current or potentially available funds for use in achieving long-range business objectives and meeting debt service commitments.

Following the completion of the Separation Transactions, we are highly leveraged and a substantial portion of our liquidity needs will arise from debt service on indebtedness incurred in connection with the Separation Transactions and from funding the costs of operations, working capital and capital expenditures. As a holding company, we depend on our subsidiaries, including Sally Holdings, to distribute funds to us so that we may pay our obligations and expenses. The ability of our subsidiaries to make such distributions will be subject to their operating results, cash requirements and financial condition and their compliance with covenants and financial ratios related to their existing or future indebtedness, including covenants restricting Sally Holdings' ability to pay dividends to us. In addition, under Delaware law, the ability of each of Sally Holdings and its subsidiaries to make distributions to us will be limited to the extent: (i) of its surplus, or if there is no surplus, of its net earnings for the fiscal year in which the distribution is declared and/or the preceding fiscal year, if such subsidiary is a corporation; or (ii) the fair value of its assets exceeds its liabilities, in the case of Sally Holdings or such subsidiary that is a limited liability company. If, as a consequence of these limitations, we cannot receive sufficient distributions from our subsidiaries, we may not be able to meet our obligations to fund general corporate expenses. See "Risk Factors—Risks Relating to Our Business, and—Risks Relating to Our Substantial Indebtedness."

Our ability to obtain liquidity from the issuance of additional public or private equity is severely limited until at least two years have passed from the completion of the Separation Transactions, or November 2008, because issuance of our common stock may cause the Alberto-Culver share distribution to be taxable to us and our stockholders under Section 355(e) of the Code. See "Risk Factors—Risks Relating to the Tax Treatment of Our Separation from Alberto-Culver and Relating to Our Largest Stockholder."

Based upon the current level of operations and anticipated growth, we anticipate that existing cash balances, funds generated by operations and funds available under the ABL facility will be sufficient to meet our working capital requirements and to finance capital expenditures, excluding acquisitions, over the next 12 months.

There can be no assurance that our business will generate sufficient cash flows from operations, that anticipated net sales growth and operating improvements will be realized or that future borrowings will be available under the ABL facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. In addition, our ability to meet our debt service obligations and liquidity needs are subject to certain risks, which include, but are not limited to, restrictions on our ability to issue public or private equity for at least two years after the Separation Transactions, increases in competitive activity, the loss of key suppliers, rising interest rates, the loss of key personnel, the ability to execute our business strategy and general economic conditions. See "Risk Factors."

Historical Cash Flow

Our primary source of cash has been from funds provided by operating activities and, for fiscal year 2007, from borrowings. The primary uses of cash during the past three years were for acquisitions and capital expenditures and, for fiscal year 2007, for the cash dividend paid in connection with the Separation

Transactions. The following table shows our sources and uses of funds for the fiscal years ended September 30, 2007, 2006 and 2005 (in thousands):

	Year Ended September 30,		
	2007	2006	2005
Cash provided by operating activities	$ 192,336	$156,721	$ 115,455
Cash used by investing activities	(121,364)	(52,158)	(126,045)
Cash provided (used) by financing activities	(141,883)	(32,205)	3,737
Effect of foreign exchange rates	1,612	(3,399)	12
Net increase (decrease) in cash and cash equivalents	$ (69,299)	$ 68,959	$ (6,841)

Cash Provided by Operating Activities

Net cash provided by operating activities during fiscal year 2007 increased by $35.6 million to $192.3 million, compared to $156.7 million during fiscal year 2006. The increase was primarily due to a reduction in cash used for inventory as we reduced our inventory levels, partially offset by lower net earnings due to interest expense.

Net cash provided by operating activities during fiscal year 2006 increased by $41.2 million to $156.7 million, compared to $115.5 million during fiscal year 2005. The increase was primarily due to the timing of payments of amounts due to Alberto-Culver and to vendors and improved collections of other receivable balances, partially offset by lower net earnings adjusted for non-cash items and for increased amounts paid for inventories.

Cash Used by Investing Activities

Net cash used by investing activities during fiscal year 2007 increased by $69.2 million to $121.4 million, compared to $52.2 million during fiscal year 2006, primarily due to the acquisition of Salon Services, and capital expenditures for new stores and remodels of existing facilities. Included in fiscal year 2007 is $7.6 million paid to exercise an operating lease purchase option of a warehouse building that was subsequently sold for $8.0 million, which proceeds are included in the proceeds from sale of property and equipment.

Net cash used by investing activities during fiscal year 2006 decreased by $73.8 million to $52.2 million, compared to $126.0 million in fiscal year 2005, primarily due to lower cash acquisition costs and capital expenditures in fiscal year 2006. Cash used for the acquisition of Salon Success during fiscal year 2006 was substantially less than the cash used for the acquisition of CosmoProf in the prior year period. Capital expenditures were $30.3 million for fiscal year 2006 compared to $52.2 million during the prior year period with the higher amount in 2005 principally related to the new corporate support facility in Denton, Texas.

Cash Provided (Used) by Financing Activities

Net cash used by financing activities during fiscal year 2007 increased by $109.7 million to $141.9 million, compared to $32.2 million during fiscal year 2006, primarily due to distributions to Alberto-Culver and costs associated with the Separation Transactions, including debt issuance costs and special cash dividend paid, partially offset by equity contributions and proceeds from the issuance of debt.

Net cash used by financing activities was $32.2 million during fiscal year 2006 compared to net cash provided by financing activities of $3.7 million during fiscal year 2005. Net cash provided (used) by financing activities was negatively impacted in fiscal year 2006 by the net repayment of $16.7 million of notes with affiliated companies and the change in the book cash overdraft balance. For fiscal year 2005, Sally Holdings borrowed $52.3 million from affiliated companies, which was offset by repayments of

$52.1 million, and $40.0 million under Alberto-Culver's revolving credit facility, which was offset by repayments of $40.0 million.

Credit Facilities

In connection with the Separation Transactions, we, through our subsidiaries: (i) entered into the Term Loans in an aggregate amount of $1,070.0 million; (ii) issued senior notes in an aggregate amount of $430.0 million and senior subordinated notes in an aggregate amount of $280.0 million (the Notes); and (iii) entered into the $400.0 million ABL facility, subject to borrowing base limitations, of which approximately $70.0 million was drawn at closing, which resulted in the incurrence of aggregate indebtedness in connection with the Separation Transactions of approximately $1,850.0 million. Proceeds from this new debt and the $575.0 million equity investment by the CDR Investors were used to pay a $25.00 per share cash dividend to holders of record of Alberto-Culver shares as of the record date for the Separation Transactions. See "Risk Factors—Risks Relating to Our Substantial Indebtedness."

As of September 30, 2007, there were outstanding borrowings of $1,053.3 million under the Term Loans, at a weighted average interest rate of 8.0%, and outstanding borrowings of $710.0 million under the Notes, at a weighted average interest rate of 9.75%. In addition, we had $11.4 million outstanding borrowings under our ABL facility. As of September 30, 2007, we had $334.6 million available for additional borrowings under our ABL facility, subject to borrowing base limitations, as reduced by outstanding letters of credit.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business. These restrictions and limitations relate to:

- disposal of assets
- incurrence of additional indebtedness (including guarantees of additional indebtedness)
- stock repurchase, dividends and distributions
- certain debt prepayments and modifications
- liens on assets
- making investments (including joint ventures)
- mergers, consolidations or sales of subsidiaries' assets
- transactions with affiliates
- ability of subsidiaries to pay dividends

In addition, the ABL facility contains restrictions and limitations related to: (i) changing our line of business; (ii) changing our fiscal year; and (iii) creating or incurring negative pledges.

The Term Loans and the ABL facility are secured by substantially all of our assets, those of Sally Investment Holdings LLC, those of our domestic subsidiaries and, in the case of the ABL facility, those of our Canadian subsidiaries. The Term Loans may be prepaid at our option at any time without premium or penalty and is subject to mandatory prepayment in an amount equal to 50% of excess cash flow (as defined in the agreement governing the Term Loans) for any fiscal year (commencing in fiscal year 2008) unless a specified leverage ratio is met and 100% of the proceeds of specified asset sales that are not reinvested in the business or applied to repay borrowings under the ABL facility.

The Term Loans contain a covenant requiring Sally Holdings and its subsidiaries to comply with maximum consolidated secured leverage ratio levels, which will decline over time. The consolidated secured leverage ratio will be tested quarterly, with a maximum ratio of 5.25 for the four quarter period ending September 30, 2007. The consolidated secured leverage ratio is a ratio of (A) net consolidated secured debt to (B) Consolidated EBITDA as defined in the agreement underlying the Term Loans.

The ABL facility contains a covenant requiring Sally Holdings and its subsidiaries to maintain a fixed-charge coverage ratio of at least 1.0 to 1.0 when availability under the ABL facility falls below $40.0 million. The fixed-charge coverage ratio is defined as the ratio of (A) EBITDA (as defined in the agreement underlying the ABL facility, or Credit Agreement EBITDA), less unfinanced capital expenditures to (B) fixed charges (as included in the definition of the fixed-charge coverage ratio in the agreement governing the ABL facility). The ABL facility uses fixed amounts for Credit Agreement EBITDA for periods preceding the Separation Transactions.

For purposes of calculating either the consolidated secured leverage ratio or the fixed-charge coverage ratio, Consolidated EBITDA and Credit Agreement EBITDA are measured on a last-four-quarters basis. Accordingly, the calculation can be disproportionately affected by a particularly strong or weak quarter and may not be comparable to the measure for any previous or subsequent four-quarter period.

Failure to comply with the consolidated secured leverage ratio covenant under the Term Loans would result in a default under such facilities. Failure to comply with the fixed-charge coverage ratio covenant (if and when applicable) under the ABL facility would result in a default under such facility. Either such a default could also result in a default under the other facility or facilities, as the case may be, and the Notes. Absent a waiver or an amendment from our lenders and note holders, such defaults could permit the acceleration of all indebtedness under the ABL facility, the Term Loans and the Notes, which would have a material adverse effect on our results of operations, financial position and cash flows.

Consolidated EBITDA and Credit Agreement EBITDA are not recognized measurements under accounting principles generally accepted in the United States of America, or GAAP, and should not be considered as a substitute for financial performance and liquidity measures determined in accordance with GAAP, such as net earnings, operating income or operating cash flow. In addition, because other companies may calculate EBITDA differently, Consolidated EBITDA and Credit Agreement EBITDA likely will not be comparable to EBITDA or similarly titled measures reported by other companies.

We believe that we are currently in compliance with the agreements and instruments governing our debt, including our financial covenants. Our ability to comply with these covenants in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond our control. Our ability to comply with these covenants in future periods will also depend substantially on the pricing of our products, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy. See "Risk Factors—Risks Relating to Our Substantial Indebtedness."

Capital Requirements

For fiscal year 2008, we anticipate total capital expenditures of approximately $60.0 million. Capital expenditures will be primarily for the addition of new stores, our BSG distribution project, the remodel, expansion or relocation of existing facilities and various corporate projects.

Contractual Obligations

The following table is a summary of our contractual cash obligations and commitments outstanding by future payment dates at September 30, 2007 (dollars in thousands):

	Payments Due by Period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt, including interest obligations(a)	$174,607	$355,672	$426,633	$1,858,891	$2,815,803
Operating leases(b)	110,561	169,323	92,863	56,881	429,628
Purchase obligations(c)	34,629	68,274	58,858	1,684	163,445
Other long-term obligations(d)	5,092	7,781	2,284	1,411	16,568
Total	$324,889	$601,050	$580,638	$1,918,867	$3,425,444

(a) Long-term debt includes capital leases and future interest payments on debt facilities, based upon outstanding principal amounts and interest rates as of September 30, 2007.

(b) In accordance with GAAP, these obligations are not reflected in the accompanying consolidated balance sheets. The operating leases do not include executory costs.

(c) Purchase obligations reflect legally binding agreements entered into by us to purchase goods that specify minimum quantities to be purchased with variable price provisions. In accordance with GAAP, these obligations are not reflected in the accompanying consolidated balance sheets.

(d) Other long-term obligations principally represent commitments under various acquisition-related agreements including non-compete, consulting and severance agreements and deferred compensation arrangements. These obligations are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

The table above excludes amounts included in current liabilities, other than the current portion of long-term debt, as these items will be paid within one year, and long-term liabilities not requiring cash payments, such as deferred lease incentives.

Our assumptions with respect to the interest rates applicable to the Term Loans and the ABL facility are subject to changes that may be material. In addition, other future events could cause actual payments to differ materially from these amounts. See Note 13 of the "Notes to Consolidated Financial Statements" in "Item 8—Financial Statements and Supplementary Data" of this report and "Item 7A—Quantitative & Qualitative Disclosure about Market Risk—Interest rate risk" for a discussion of interest rate swap agreements.

The majority of our operating leases are for Sally Beauty Supply and BSG stores, which typically are located in strip shopping centers. The use of operating leases allows us to expand our business to new locations without making significant up-front cash outlays for the purchase of land and buildings.

Off-Balance Sheet Financing Arrangements

At September 30, 2007 and 2006, we had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business, as well as outstanding letters of credit related to inventory purchases and self insurance programs, which totaled $9.4 million and $3.0 million, respectively.

Inflation

We believe that inflation currently does not have a material effect on our results of operations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the financial statements. Actual results may differ from these estimates. We believe these estimates and assumptions are reasonable. We consider accounting policies to be critical when they require us to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and when different estimates that our management reasonably could have used have a material effect on the presentation of our financial condition, changes in financial condition or results of operations.

Our critical accounting policies relate to the valuation of inventories, vendor allowances, retention of risk, income taxes and share-based payments.

Valuation of Inventories

When necessary, we provide allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Inventories are stated at the lower of cost (first in, first out method) or market (net realizable value). Estimates of the future demand for our products, age of the inventory and changes in stock-keeping units are some of the key factors used by our management in assessing the net realizable value of inventories. We estimate inventory shrinkage based on historical experience. Actual results differing from these estimates could significantly affect our inventories and cost of products sold and distribution expenses.

Vendor Allowances

We account for cash consideration received from vendors under Emerging Issues Task Force, or EITF, Issue No. 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor*, or EITF 02-16. EITF 02-16 states that cash consideration received by a customer is presumed to be a reduction of the cost of sales unless it is for an asset or service or a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor's products. The majority of cash consideration we receive is considered to be a reduction of the cost of sales and is allocated to cost of products sold and distribution expenses as the related inventory is sold. We consider the facts and circumstances of the various contractual agreements with vendors in order to determine the appropriate classification of amounts received in the statements of earnings. We record cash consideration expected to be received from vendors in other receivables. These receivables are recorded at the amount we believe will be collected based on the provisions of the programs in place and are computed by estimating the point in time that we have completed our performance under the agreements and the amounts earned. These receivables could be significantly affected if actual results differ from management's expectations.

Retention of Risk

Employee Health Insurance Liability

We maintain a largely self-funded program for healthcare benefits for employees who work for us on a full-time basis. We cover the majority of expenses associated with these benefits, other than payroll deductions and out-of pocket expenses paid by the employees. Payments for healthcare benefits below specified amounts (currently $350,000 per individual per year and $1,000,000 per individual for a lifetime maximum) are self-insured by us. We base our estimate of ultimate liability on trends in claim payment history, historical trends in claims incurred but not yet reported, and other components such as expected increases in medical costs, projected premium costs and the number of plan participants. We review our liability on a regular basis and adjust our accruals accordingly. As of September 30, 2007, we have accrued an estimated liability relating to employee health insurance of $6.1 million. Prior to the Separation Transactions, our employees were covered by healthcare plans provided by Alberto-Culver.

Changes in facts and circumstances may lead to a change in the estimated liability due to revisions of the estimated ultimate costs of our employee healthcare benefits. Estimates of medical costs and trends in claims are some of the key factors used by our management in determining the liability. This liability could be significantly affected if actual results differ from management's expectations.

Workers' Compensation Liability, General Liability and Automobile and Property Liability

We maintain a large deductible insurance plan for workers' compensation liability, general liability and automobile and property liability loss exposures. We base our estimates of ultimate liability on an actuarial analysis performed by an independent third party actuary. We review our liability on a regular basis and adjust our accruals accordingly. As of September 30, 2007, our balance sheet included an estimated liability related to the deductible and retention limits of approximately $10.7 million. Prior to the Separation Transactions, we were covered by the workers' compensation, general liability and automobile and property liability plans provided by Alberto-Culver.

Changes in facts and circumstances may lead to a change in the estimated liability due to revisions of the estimated ultimate costs that affect our workers' compensation, general liability and automobile and property liability insurance coverage. Changes in estimates occur over time due to factors such as claims incidence and severity of injury or damages. The liabilities could be significantly affected if actual results differ from management's expectations.

Income Taxes

We record tax provisions in our consolidated financial statements based on an estimation of current income tax liabilities. The development of these provisions requires judgments about tax issues, potential outcomes and timing. If we prevail in tax matters for which provisions have been established or are required to settle matters in excess of established provisions, our effective tax rate for a particular period could be significantly affected.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. We believe that it is more likely than not that results of future operations will generate sufficient taxable income to realize our deferred tax assets, net of the valuation allowance currently recorded. In the future, if we determine that certain deferred tax assets will not be realizable, the related adjustments could significantly affect our effective tax rate at that time.

Share-Based Payments

Effective October 1, 2005, we adopted SFAS 123(R) using the modified prospective method. Under this method, compensation expense is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS 123(R). We recognize compensation expense on a straight-line basis over the vesting period or to the date a participant becomes eligible for retirement, if earlier.

The amount of stock option expense is determined based on the fair value of each stock option grant, which is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected life, volatility, risk-free interest rate and dividend yield. The expected life of stock options represents the period of time that the stock options granted are expected to be outstanding. We estimate the expected life based on historical exercise trends. We estimate expected volatility by using an industry group that we belong to since it is not practicable to estimate the expected volatility due to our lack of trading history. The risk-free interest rate is based on the zero-coupon U.S. Treasury issue at the date of the grant for the expected life of the stock options. The dividend yield represents our anticipated cash dividend over the expected life of the stock options. The amount of stock option expense recorded is significantly affected by these estimates. In addition, we record stock option expense based on an estimate of the total number of stock options expected to vest, which requires us to estimate future forfeitures. We use historical forfeiture experience as a basis for this estimate. Actual forfeitures differing from these estimates could significantly affect the timing of the recognition of stock option expense. We have based all these estimates on our assumptions as of September 30, 2007. Our estimates for future periods may be based on different assumptions and accordingly may differ.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115*, or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date. SFAS 159 is effective in fiscal years beginning after November 15, 2007. We are currently assessing the effect of this pronouncement on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, or SFAS 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective in fiscal years beginning after November 15, 2007. We are currently assessing the effect of this pronouncement on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying the Misstatements in Current Year Financial Statements*, or SAB 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. We implemented the provisions of SAB 108 during the first quarter of fiscal year 2007 and it did not have a material impact on our consolidated financial position, statements of earnings or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, or FIN 48. FIN 48 clarifies the accounting for the uncertainty in income taxes recognized by prescribing a recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to have a material impact on our consolidated financial position, statements of earnings or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational corporation, we are subject to certain market risks including foreign currency fluctuations, interest rates and government actions. We consider a variety of practices to manage these market risks, including, when deemed appropriate, the occasional use of derivative financial instruments.

Foreign currency exchange rate risk

We are exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. Our primary exposures are to changes in exchange rates for the U.S. dollar versus the British pound sterling, Canadian dollar, Euro and Mexican peso. Our various currency exposures at times offset each other providing a natural hedge against currency risk. For fiscal year 2007, approximately 16% of our sales were made in currencies other than the U.S. dollar. Fluctuations in U.S. dollar exchange rates within the range of the rates for fiscal years 2007, 2006 and 2005 did not have a material effect on our financial condition and results of operations. We do not use derivative financial instruments to manage foreign currency exchange rate risk.

Interest rate risk

As a result of the debt financing incurred in connection with the Separation Transactions, we are subject to interest rate market risk in connection with our long-term debt. The principal interest rate exposure relates to amounts borrowed under the Term Loans and the ABL facility. Based on the approximately $1.1 billion of borrowings under the Term Loans and the ABL facility as of September 30, 2007, a change in the estimated interest rate up or down by 1/8% will increase or decrease earnings before provision for income taxes by approximately $1.3 million on an annual basis, without considering the effect of any interest rate swap agreements we may have from time to time.

We and certain of our subsidiaries are sensitive to interest rate fluctuations. In order to enhance our ability to manage risk relating to cash flow and interest rate exposure, we and/or our other subsidiaries who are borrowers under the ABL facility may from time to time enter into and maintain derivative instruments, such as interest rate swap agreements, for periods consistent with the related underlying exposures. In addition, the agreement underlying our Term Loans require that we and/or certain of our other subsidiaries hedge a portion of our floating interest rate exposure for a specified period.

On November 24, 2006, we entered into two interest rate swap agreements with a notional amount of $150.0 million and $350.0 million, respectively. These agreements expire on November 24, 2008 and 2009, respectively. The agreements allow us to convert a portion of our variable rate interest to a fixed rate of 4.9975% plus (2.00% to 2.50%) and 4.94% plus (2.00% to 2.50%), respectively. As discussed in "Risk Factors" herein, changes in the fair value of these interest rate swap agreements driven by interest rate changes will increase or decrease our net interest expense and may therefore affect our earnings.

Credit risk

We are exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by our policy of investing in a diversified portfolio of securities with high credit ratings.

We provide credit to customers in the ordinary course of business and perform ongoing credit evaluations. Our exposure to concentrations of credit risk with respect to trade receivables is mitigated by our broad customer base. We believe our allowance for doubtful accounts is sufficient to cover customer credit risks.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See "Index to Financial Statements" which is located on page 74 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Background. Attached as exhibits to this Form 10-K are certifications of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), which are required in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications. Part II, Item 8—Financial Statements and Supplementary Data of this Annual Report on Form 10-K sets forth the attestation report of KPMG LLP, our independent registered public accounting firm, regarding its audit of our internal control over financial reporting and of management's assessment of internal control over financial reporting set forth below in this section. This section should be read in conjunction with the certifications and the KPMG attestation report for a more complete understanding of the topics presented.

Controls Evaluation and Related CEO and CFO Certifications. Our management, with the participation of our CEO and CFO, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. The controls evaluation was conducted by our Disclosure Committee, comprised of senior representatives from our finance, accounting, internal audit, and legal departments under the supervision of our CEO and CFO.

Certifications of our CEO and our CFO, which are required in accordance with Rule 13a-14 of the Exchange Act, are attached as exhibits to this report. This "Controls and Procedures" section includes the information concerning the controls evaluation referred to in the certifications, and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Limitations on the Effectiveness of Controls. We do not expect that our disclosure controls and procedures will prevent all errors and all fraud. A system of controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Because of the limitations in all such systems, no evaluation can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Furthermore, the design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how unlikely. Because of these inherent limitations in a cost-effective system of controls and procedures, misstatements or omissions due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation. The evaluation of our disclosure controls and procedures included a review of their objectives and design, our implementation of the controls and procedures and the effect of the controls and procedures on the information generated for use in this report. In the course of the evaluation, we sought to identify whether we had any data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, was being undertaken if needed. This type of evaluation is performed on a quarterly basis so that conclusions concerning the effectiveness of our disclosure controls and procedures can be reported in our Quarterly Reports on Form 10-Q and our Annual Reports on Form 10-K. Many of the components of our disclosure controls and procedures are also evaluated by our internal audit department, our legal department and by personnel in our finance organization. The overall goals of these various evaluation activities are to monitor our disclosure controls and procedures on an ongoing basis, and to maintain them as dynamic systems that change as conditions warrant.

Conclusions regarding Disclosure Controls. Based on the required evaluation of our disclosure controls and procedures, our CEO and CFO have concluded that, as of September 30, 2007, we maintain disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting.

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to management and our board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. A system of internal controls may become inadequate over time because of changes in conditions, or deterioration in the degree of compliance with the policies or procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2007 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework.* Based on this assessment, management has concluded that, as of September 30, 2007 our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles based on such criteria.

Attestation Report of Registered Public Accounting Firm. Please refer to KPMG's Attestation Report Management's Report on Internal Control over Financial Reporting on page F-1 of the financial statements, which begin on page 74 of this report.

Changes in Internal Control over Financial Reporting. During our last fiscal quarter, there have been no changes in our internal control over financial reporting identified in connection with the evaluation described above that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 of this Annual Report on Form 10-K is incorporated by reference to our Proxy Statement related to the 2008 Annual Meeting of Shareholders under the headings "Proposal 1—Election of Directors," "Executive Officers of the Registrant," "Information Regarding Corporate Governance, the Board, and Its Committees," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Report of the Audit Committee."

The Board of Directors has adopted: (i) Corporate Governance Guidelines and a (ii) Code of Business Conduct and Ethics that apply to directors, officers and employees. Copies of these documents and the committee charters are available on our website at *www.sallybeautyholdings.com* and are available in print to any person, without charge, upon written request to the Vice President of Investor Relations. We intend to disclose on our website at *www.sallybeautyholdings.com* any substantive amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics that applies to these individuals or persons performing similar functions.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of this Annual Report on Form 10-K is incorporated by reference from our Proxy Statement related to the 2008 Annual Meeting of Shareholders under the headings "Information on the Compensation of Directors," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 of this Annual Report on Form 10-K is incorporated by reference from our Proxy Statement related to the 2008 Annual Meeting of Shareholders under the heading "Ownership of Securities."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 of this Annual Report on Form 10-K is incorporated by reference from our Proxy Statement related to the 2008 Annual Meeting of Shareholders under the headings "Information Regarding Corporate Governance, the Board, and Its Committees," "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions,"

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 of this Annual Report on Form 10-K is incorporated by reference from our Proxy Statement related to the 2008 Annual Meeting of Shareholders under the headings "Proposal 2—Ratification of Selection of Auditors."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as part of this report:

(a) Financial Statements and Financial Statement Schedules

See "Index to Financial Statements" which is located on page 74 of this report.

(b) Exhibits Required by Securities and Exchange Commission Regulation S-K

The following exhibits are filed as part of this report or are incorporated herein by reference:

Exhibits (numbered in accordance with Item 601 of Regulation S-K)

Exhibit No.	Description
2.1	Investment Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC, which is incorporated by reference from Exhibit 2.1 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006
2.2	First Amendment to the Investment Agreement, dated as of October 3, 2006, among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC, which is incorporated by reference from Exhibit 2.2 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006
2.3	Second Amendment to the Investment Agreement, dated as of October 26, 2006, among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC, which is incorporated by reference from Exhibit 2.02 to the Company's Current Report on Form 8-K filed on October 30, 2006
2.4	Separation Agreement, dated as of June 19, 2006, among Alberto-Culver Company, Sally Holdings, Inc., New Sally Holdings, Inc. and New Aristotle Holdings, Inc., which is incorporated by reference from Exhibit 2.3 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006
2.5	First Amendment to the Separation Agreement, dated as of October 3, 2006, among Alberto-Culver Company, Sally Holdings, Inc., New Sally Holdings, Inc. and New Aristotle Holdings, Inc., which is incorporated by reference from Exhibit 2.4 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006
2.6	Second Amendment to the Separation Agreement, dated as of October 26, 2006, among Alberto-Culver Company, Sally Holdings, Inc., New Sally Holdings, Inc. and New Aristotle Holdings, Inc., which is incorporated by reference from Exhibit 2.01 to the Company's Current Report on Form 8-K filed on October 30, 2006

2.7	Agreement for the sale and purchase of the entire issued share capital of Chapelton 21 Limited, a private company incorporated in Scotland, dated as of February 15, 2007 by and among Ogee Limited, a company incorporated under the laws of England and Wales and an indirect wholly-owned subsidiary of the Company, and the shareholders named therein, which is incorporated by reference from Exhibit 2.7 to the Company's Quarterly Report on Form 10-Q filed May 10, 2007
3.1	Amended and Restated Certificate of Incorporation of Sally Beauty Holdings, Inc., dated November 16, 2006, which is incorporated herein by reference from Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on November 20, 2006
3.2	Amended and Restated By-Laws of Sally Beauty Holdings, Inc., dated November 16, 2006, which is incorporated herein by reference from Exhibit 4.2 to the Company's Registration Statement on Form S-8 filed on November 20, 2006
3.3	Second Amended and Restated Bylaws of Sally Beauty Holdings, Inc., dated December 5, 2006, which is incorporated herein by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 7, 2006
4.1	Stockholders Agreement, dated as of November 16, 2006, by and among the Company, CDRS Acquisition LLC, CD&R Parallel Fund VII, L.P. and the other stockholders party thereto, which is incorporated by reference from Exhibit 4.8 to the Company's Current Report on Form 8-K filed on November 22, 2006
4.2	First Amendment to the Stockholders Agreement, dated as of December 13, 2006, between the Company and CDRS Acquisition LLC and Carol L. Bernick, as representative of the other stockholders, which is incorporated herein by reference from Exhibit 4.2 to the Company's Annual Report on Form 10-K filed on December 22, 2006
4.3	Indenture, dated as of November 16, 2006, by and among Sally Holdings LLC and Sally Capital Inc., as Co-Issuers, the Subsidiary Guarantors from time to time parties thereto, and Wells Fargo Bank, National Association, as Trustee, governing the 9.25% Senior Notes due 2014, which is incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 22, 2006
4.4	First Supplemental Indenture, dated as of May 30, 2007, by and among Sally Holdings LLC and Sally Capital Inc., as co-Issuers, the Subsidiary Guarantors named therein, and Wells Fargo Bank, National Association, as trustee, governing the 9.25% Senior Notes due 2014, which is incorporated herein by reference from Exhibit 4.2 from the Registration Statement on Form S-4 (File No. 333-144427) of Sally Holdings LLC and Sally Capital, Inc. filed on July 9, 2007
4.5	Indenture, dated as of November 16, 2006, by and among Sally Holdings LLC and Sally Capital Inc., as Co-Issuers, the Subsidiary Guarantors from time to time parties thereto, and Wells Fargo Bank, National Association, as Trustee, governing the 10.5% Senior Subordinated Notes due 2016, which is incorporated by reference from Exhibit 4.2 to the Company's Current Report on Form 8-K filed on November 22, 2006
4.6	First Supplemental Indenture, dated as of May 30, 2007, by and among Sally Holdings LLC and Sally Capital Inc., as co-Issuers, the Subsidiary Guarantors named therein, and Wells Fargo Bank, National Association, as trustee, governing the 10.5% Senior Subordinated Notes due 2016, which is incorporated herein by reference from Exhibit 4.4 from the Registration Statement on Form S-4 (File No. 333-144427) of Sally Holdings LLC and Sally Capital, Inc. filed on July 9, 2007

4.7	Exchange and Registration Rights Agreement, dated as of November 16, 2006, by and among Sally Holdings LLC, Sally Capital Inc., the Subsidiary Guarantors parties thereto, Merrill Lynch, Pierce, Fenner & Smith, Incorporated and the other financial institutions named therein, relating to the 9.25% Senior Notes due 2014, which is incorporated by reference from Exhibit 4.3 to the Company's Current Report on Form 8-K filed on November 22, 2006
4.8	Exchange and Registration Rights Agreement, dated as of November 16, 2006, by and among Sally Holdings LLC, Sally Capital Inc., the Subsidiary Guarantors parties thereto, Merrill Lynch, Pierce, Fenner & Smith, Incorporated and the other financial institutions named therein, relating to the 10.5% Senior Subordinated Notes due 2016, which is incorporated by reference from Exhibit 4.4 to the Company's Current Report on Form 8-K filed on November 22, 2006
4.9	Credit Agreement, dated November 16, 2006, with respect to a Term Loan Facility, by and among Sally Holdings LLC, the several lenders from time to time parties thereto, and Merrill Lynch Capital Corporation, as Administrative Agent and Collateral Agent, which is incorporated by reference from Exhibit 4.5.1 to the Company's Current Report on Form 8-K filed on November 22, 2006
4.10	Guarantee and Collateral Agreement, dated as of November 16, 2006, made by Sally Investment Holdings LLC, Sally Holdings LLC and certain subsidiaries of Sally Holdings LLC in favor of Merrill Lynch Capital Corporation, as Administrative Agent and Collateral Agent, which is incorporated by reference from Exhibit 4.5.2 to the Company's Current Report on Form 8-K filed on November 22, 2006
4.11	Credit Agreement, dated November 16, 2006, with respect to an Asset-Based Loan Facility, among Sally Holdings LLC, Beauty Systems Group LLC, Sally Beauty Supply LLC, any Canadian Borrower from time to time party thereto, certain subsidiaries of Sally Holdings LLC, the several lenders from time to time parties thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., as Administrative Agent and Collateral Agent, and Merrill Lynch Capital Canada Inc., as Canadian Agent and Canadian Collateral Agent, which is incorporated by reference from Exhibit 4.6.1 to the Company's Current Report on Form 8-K filed on November 22, 2006
4.12	U.S. Guarantee and Collateral Agreement, dated as of November 16, 2006, made by Sally Investment Holdings LLC, Sally Holdings LLC and certain subsidiaries of Sally Holdings LLC in favor of Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., as Administrative Agent and Collateral Agent, which is incorporated by reference from Exhibit 4.6.2 to the Company's Current Report on Form 8-K filed on November 22, 2006
4.13	Canadian Guarantee and Collateral Agreement, dated as of November 16, 2006, made by Sally Beauty (Canada) Corporation, Beauty Systems Group (Canada), Inc., Sally Beauty Canada Holdings Inc. and certain of their respective subsidiaries in favor of Merrill Lynch Capital Canada Inc., as Canadian Agent and Canadian Collateral Agent, which is incorporated by reference from Exhibit 4.6.3 to the Company's Current Report on Form 8-K filed on November 22, 2006

4.14	Intercreditor Agreement, dated as of November 16, 2006, by and between Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., as Administrative Agent and Collateral Agent under the Term Loan Facility, and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., as Administrative Agent and Collateral Agent under the Asset-Based Loan Facility, which is incorporated by reference from Exhibit 4.7 to the Company's Current Report on Form 8-K filed on November 22, 2006
10.1	Tax Allocation Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc., which is incorporated by reference from Exhibit 10.1 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006
10.2	First Amendment to the Tax Allocation Agreement, dated as of October 3, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc., which is incorporated by reference from Exhibit 10.2 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006
10.3	Second Amendment to the Tax Allocation Agreement, dated as of October 26, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc., which is incorporated by reference from Exhibit 10.01 to the Company's Current Report on Form 8-K filed on October 30, 2006
10.4	Employee Matters Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc., which is incorporated by reference from Exhibit 10.3 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006
10.5	First Amendment to the Employee Matters Agreement, dated October 3, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc., which is incorporated by reference from Exhibit 10.4 to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-136259) filed on October 10, 2006
10.6	Second Amendment to the Employee Matters Agreement, dated as of October 26, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc., which is incorporated by reference from Exhibit 10.02 to the Company's Current Report on Form 8-K filed on October 30, 2006
10.7	Support Agreement, dated as of June 19, 2006, among CDRS Acquisition LLC, Alberto-Culver Company, New Sally Holdings, Inc. and the stockholders party thereto, which is incorporated by reference from Exhibit 10.10 to the Current Report on Form 8-K filed by Alberto-Culver Company on June 22, 2006
10.8	Support Agreement, dated as of June 19, 2006, among CDRS Acquisition LLC, Alberto-Culver Company, New Sally Holdings, Inc. and Howard B. Bernick, which is incorporated by reference from Exhibit 10.11 to the Current Report on Form 8-K filed by Alberto-Culver Company on June 22, 2006

10.9	Termination and Consulting Agreement, dated as of June 19, 2006, among Michael H. Renzulli, Alberto-Culver Company and Sally Holdings, Inc., which is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 22, 2006
10.10	Termination Agreement, dated as of June 18, 2006, among Alberto-Culver Company, Sally Holdings, Inc. and Gary G. Winterhalter, which is incorporated by reference from Exhibit 10.9 to the Current Report on Form 8-K filed by Alberto-Culver Company on June 22, 2006
10.11	Form of First Amendment to the Termination Agreement with Gary G. Winterhalter, which is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 29, 2007
10.12	Form of Severance Agreement for Executive Officers (Gary G. Winterhalter, Michael G. Spinozzi, John R. Golliher, Neil B. Riemer, W. Richard Dowd, Bennie L. Lowery, Raal H. Roos), which is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 22, 2006
10.13	Form of Indemnification Agreement with Directors, which is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 7, 2006
10.14	Form of Termination Agreement for Executive Officers (Gary T. Robinson, W. Richard Dowd, Bennie L. Lowery, Raal H. Roos) which is incorporated by reference from Exhibit 10.14 to the Company's Annual Report on Form 10-K filed December 22, 2006
10.15	Severance Letter, dated as May 25, 2006, from Sally Beauty Company, Inc. to Michael G. Spinozzi, which is incorporated by reference from Exhibit 10.10 to the Company's Annual Report on Form 10-K filed on December 22, 2006
10.16	Director and Officer Indemnification Agreement, dated as of January 15, 2007, between Sally Beauty Holdings, Inc. and David L. Rea, which is incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of Sally Beauty Holdings, Inc. filed on January 16, 2007
10.17	Letter Agreement, dated as of January 9, 2007, between Sally Beauty Holdings, Inc. and David L. Rea, which is incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of Sally Beauty Holdings, Inc. filed on January 16, 2007
10.18	Sally Beauty Holdings, Inc. Independent Director Compensation Policy, which is incorporated by reference from Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed on February 9, 2007
10.19	Alberto-Culver Company Employee Stock Option Plan of 2003, which is incorporated by reference from Exhibit 10.16 to the Registration Statement on Form S-4 (File No. 333-144427) of Sally Holdings LLC and Sally Capital, Inc. filed on July 9, 2007
10.20	Alberto-Culver Company 2003 Stock Option Plan for Non-Employee Directors, which is incorporated by reference from Exhibit 10.17 to the Registration Statement on Form S-4 (File No. 333-144427) of Sally Holdings LLC and Sally Capital, Inc. filed on July 9, 2007
10.21	Alberto-Culver Company 2003 Restricted Stock Plan, which is incorporated by reference from Exhibit 10.18 to the Registration Statement on Form S-4 (File No. 333-144427) of Sally Holdings LLC and Sally Capital, Inc. filed on July 9, 2007

10.22	Alberto-Culver Company 1994 Shareholder Value Incentive Plan, as amended, which is incorporated by reference from Exhibit 10.19 to the Registration Statement on Form S-4 (File No. 333-144427) of Sally Holdings LLC and Sally Capital, Inc. filed on July 9, 2007
10.23	Alberto-Culver Company Management Incentive Plan, which is incorporated by reference from Exhibit 10.20 to the Registration Statement on Form S-4 (File No. 333-144427) of Sally Holdings LLC and Sally Capital, Inc. filed on July 9, 2007
10.24	Sally Beauty Holdings, Inc. Annual Incentive Plan, which is incorporated by reference from Exhibit 10.21 to the Registration Statement on Form S-4 (File No. 333-144427) of Sally Holdings LLC and Sally Capital, Inc. filed on July 9, 2007
10.25	Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated by reference from Exhibit 4.4 to the Company's Registration Statement on Form S-8 filed on May 3, 2007
10.26	Form of Stock Option Agreement for Independent Directors pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated by reference form Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 27, 2007
10.27	Form of Stock Option Agreement for Employees pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed April 27, 2007
10.28	Form of Restricted Stock Unit Agreement for Independent Directors pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K filed on April 27, 2007
10.29	Form of Restricted Stock Agreement for Employees pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which is incorporated by reference form Exhibit 10.4 to the Company's Current Report on Form 8-K filed on April 27, 2007
10.30	Statement relating to relocation payments to John R. Golliher, President of Beauty Systems Group LLC incorporated by reference from Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2007
21.1	List of Subsidiaries of Sally Beauty Holdings, Inc.
23.1	Consent of KPMG
31.1-31.2	Rule 13(a)-14(a)/15(d)-14(a) Certifications*
32.1-32.2	Section 1350 Certifications*

* Included herewith

PLEASE NOTE: It is inappropriate for investors to assume the accuracy of any covenants, representations or warranties that may be contained in agreements or other documents filed as exhibits to this Annual Report on Form 10-K. In certain instances the disclosure schedules to such agreements or documents contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants. Moreover, some of the representations and warranties may not be complete or accurate as of a particular date because they are subject to a contractual standard of materiality that is different from those generally applicable to stockholders and/or were used for the purpose of allocating risk among the parties rather than establishing certain matters as facts. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 29th day of November, 2007.

SALLY BEAUTY HOLDINGS, INC.

By: /s/ GARY G. WINTERHALTER
Gary G. Winterhalter
President, Chief Executive Officer and Director

By: /s/ DAVID L. REA
David L. Rea
Senior Vice President and Chief Financial Officer

By: /s/ MARK J. FLAHERTY
Mark J. Flaherty
Vice President, Chief Accounting Officer and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES G. BERGES James G. Berges	Chairman of the Board and Director	November 29, 2007
/s/ KATHLEEN J. AFFELDT Kathleen J. Affeldt	Director	November 29, 2007
/s/ MARSHALL E. EISENBERG Marshall E. Eisenberg	Director	November 29, 2007
/s/ DONALD J. GOGEL Donald J. Gogel	Director	November 29, 2007
/s/ ROBERT R. MCMASTER Robert R. McMaster	Director	November 29, 2007
/s/ WALTER METCALFE Walter Metcalfe	Director	November 29, 2007
/s/ JOHN A. MILLER John A. Miller	Director	November 29, 2007
/s/ MARTHA MILLER DE LOMBERA Martha Miller de Lombera	Director	November 29, 2007
/s/ EDWARD W. RABIN Edward W. Rabin	Director	November 29, 2007
/s/ RICHARD J. SCHNALL Richard J. Schnall	Director	November 29, 2007

SALLY BEAUTY HOLDINGS; INC. AND SUBSIDIARIES

Financial Statements
Years ended September 30, 2007, 2006, and 2005

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sally Beauty Holdings, Inc.:

We have audited Sally Beauty Holdings, Inc.'s internal control over financial reporting as of September 30, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sally Beauty Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sally Beauty Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sally Beauty Holdings, Inc. (prior to November 16, 2006, Sally Holdings, Inc.) and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of earnings, cash flows and stockholders' (deficit) equity for each of the years in the three-year period ended September 30, 2007, and our report dated November 28, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
Dallas, Texas
November 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sally Beauty Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Sally Beauty Holdings, Inc. (prior to November 16, 2006, Sally Holdings, Inc.) and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of earnings, cash flows and stockholders' (deficit) equity for each of the years in the three-year period ended September 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sally Beauty Holdings, Inc. and subsidiaries as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* in fiscal year 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sally Beauty Holdings, Inc.'s internal control over financial reporting as of September 30, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 28, 2007 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Dallas, Texas
November 28, 2007

Introduction

The following financial statements as of and for the fiscal year ended September 30, 2007 are those of Sally Beauty Holdings, Inc. and its consolidated subsidiaries. The financial condition as of September 30, 2006 and the financial statements for the fiscal years ended September 30, 2006 and 2005 are those of Sally Holdings, Inc. and its consolidated subsidiaries. Sally Holdings, Inc. was a wholly-owned subsidiary of Alberto-Culver Company ("Alberto-Culver") until November 16, 2006 when it was converted to a Delaware limited liability company, was renamed "Sally Holdings LLC" and became an indirect wholly-owned subsidiary of our company in connection with the separation of our business from Alberto-Culver. Sally Beauty Holdings, Inc. was formed on June 16, 2006 in connection with the separation of our business from Alberto-Culver.

SALLY BEAUTY HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2007 and 2006

(In thousands, except per share data)

	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 38,272	$ 107,571
Trade accounts receivable, less allowance for doubtful accounts of $2,564 and $2,246 at September 30, 2007 and 2006, respectively	51,409	45,462
Other receivables	22,194	21,228
Inventories	569,404	574,983
Prepaid expenses	15,639	10,255
Due from Alberto-Culver	—	463
Deferred income tax assets	15,269	10,327
Total current assets	712,187	770,289
Property and equipment, net of accumulated depreciation of $215,826 and $187,089 at September 30, 2007 and 2006, respectively	154,068	142,735
Goodwill	406,623	364,693
Intangible assets, net of accumulated amortization of $11,904 and $8,195 at September 30, 2007 and 2006, respectively	70,505	53,238
Other assets	61,120	7,886
Total assets	$ 1,404,503	$1,338,841
Liabilities and Stockholders' (Deficit) Equity		
Current liabilities:		
Current maturities of long-term debt	$ 17,147	$ 503
Accounts payable	176,660	176,623
Accrued expenses	153,826	114,056
Income taxes	10,369	—
Total current liabilities	358,002	291,182
Long-term debt	1,758,594	621
Other liabilities	18,828	11,953
Deferred income tax liabilities	30,240	21,590
Total liabilities	2,165,664	325,346
Stock options subject to redemption	6,549	7,528
Stockholders' (deficit) equity:		
Common stock, $0.01 par value. Authorized 400,000 shares; issued 181,259 shares and outstanding 180,909 shares at September 30, 2007	1,809	—
Common stock, no par value. Authorized 1 share; issued and outstanding 1 share at September 30, 2006	—	—
Additional paid-in capital	610,513	62,172
Retained (deficit) earnings	(1,414,554)	927,512
Accumulated other comprehensive income—foreign currency translation	34,522	16,283
Total stockholders' (deficit) equity	(767,710)	1,005,967
Total liabilities and stockholders' (deficit) equity	$ 1,404,503	$1,338,841

See accompanying notes to consolidated financial statements.

SALLY BEAUTY HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Earnings
Years ended September 30, 2007, 2006, and 2005
(In thousands, except per share data)

	2007	2006	2005
Net sales	$2,513,772	$2,373,100	$2,254,307
Cost of products sold and distribution expenses	1,360,025	1,286,329	1,227,307
Gross profit	1,153,747	1,086,771	1,027,000
Selling, general and administrative expenses	857,276	798,211	768,847
Depreciation and amortization	42,605	38,032	33,906
Sales-based service fee charged by Alberto-Culver	3,779	28,852	27,615
Non-cash charge related to Alberto-Culver's conversion to one class of common stock	—	—	4,051
Transaction expenses	21,502	41,475	—
Operating earnings	228,585	180,201	192,581
Interest expense, net	145,972	92	2,966
Earnings before provision for income taxes	82,613	180,109	189,615
Provision for income taxes	38,121	69,916	73,154
Net earnings	$ 44,492	$ 110,193	$ 116,461
Net earnings per share:(a)			
Basic	$ 0.25	N/A	N/A
Diluted	$ 0.24	N/A	N/A
Weighted average shares:(b)			
Basic	180,392	N/A	N/A
Diluted	182,375	N/A	N/A

(a) Net earnings per share were not calculated for fiscal years 2006 and 2005 since the Company was a wholly-owned subsidiary of Alberto-Culver. See Note 3 for information about the separation from Alberto-Culver.

(b) Weighted average shares for fiscal year 2007 was calculated from November 16, 2006 through September 30, 2007, which represents the actual number of days that shares of the Company's common stock were publicly traded.

See accompanying notes to consolidated financial statements.

SALLY BEAUTY HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended September 30, 2007, 2006, and 2005
(In thousands)

	2007	2006	2005
Cash Flows from Operating Activities:			
Net earnings	$ 44,492	$110,193	$116,461
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	42,605	38,032	33,906
Non-cash charge related to Alberto-Culver's conversion to one class of common stock (net of deferred tax benefit of $1,418 in 2005)	—	—	2,633
Share-based compensation expense (net of deferred tax benefit of $5,106 and $1,815 in 2007 and 2006, respectively)	7,959	3,371	—
Amortization of deferred financing costs	7,407	—	—
Excess tax benefit from share-based compensation	(780)	—	—
Net loss on disposal of leaseholds and other property	1,820	1,615	1,686
Deferred income taxes	4,441	2,360	9,706
Changes in (exclusive of effects of acquisitions):			
Trade accounts receivable	2,297	(2,324)	8
Other receivables	359	(1,468)	(4,992)
Inventories	40,035	(40,859)	(23,123)
Prepaid expenses	(2,417)	1,237	(92)
Other assets	(1,005)	(242)	(1,039)
Accounts payable and accrued expenses	24,582	38,443	(13,674)
Income taxes	8,793	—	—
Due from Alberto-Culver	463	13,017	(7,477)
Other liabilities	11,285	(6,654)	1,452
Net cash provided by operating activities	192,336	156,721	115,455
Cash Flows from Investing Activities:			
Proceeds from sales of short-term investments	—	—	44,600
Payments for purchases of short-term investments	—	—	(22,050)
Capital expenditures	(53,345)	(30,342)	(52,236)
Proceeds from sale of property and equipment	8,395	596	559
Acquisitions, net of cash acquired	(76,414)	(22,412)	(96,918)
Net cash used by investing activities	(121,364)	(52,158)	(126,045)
Cash Flows from Financing Activities:			
Change in book cash overdraft	(6,515)	(10,269)	15,386
Proceeds from issuance of long-term debt	2,204,625	571	40,228
Repayments of long-term debt	(430,012)	(826)	(40,269)
Proceeds related to notes with affiliated companies	—	15,230	52,281
Payments related to notes with affiliated companies	—	(31,880)	(52,053)
Debt issuance costs	(58,541)	—	—
Equity contributions	575,000	—	—
Equity issuance costs	(42,378)	—	—
Proceeds from exercises of stock options	1,717	—	—
Excess tax benefit from share-based compensation	780	—	—
Special cash dividend paid	(2,342,148)	—	—
Distributions to Alberto-Culver	(44,411)	(5,661)	(11,836)
Excess tax benefit from exercises of Alberto-Culver stock options	—	630	—
Net cash (used) provided by financing activities	(141,883)	(32,205)	3,737
Effect of foreign exchange rate changes on cash and cash equivalents	1,612	(3,399)	12
Net (decrease) increase in cash and cash equivalents	(69,299)	68,959	(6,841)
Cash and cash equivalents, beginning of year	107,571	38,612	45,453
Cash and cash equivalents, end of year	$ 38,272	$107,571	$ 38,612
Supplemental Cash Flow Information:			
Cash paid for:			
Interest	$ 111,336	$ 2,339	$ 4,109
Income taxes	$ 42,732	$ 63,922	$ 55,986

See accompanying notes to consolidated financial statements.

SALLY BEAUTY HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholder's (Deficit) Equity
Years ended September 30, 2007, 2006, and 2005
(In thousands)

	Number of Shares	Dollars				
	Common Stock Outstanding	Common Stock Outstanding	Additional Paid-in Capital	Retained (Deficit) Earnings	Accumulated Other Comprehensive Income	Total Stockholders' (Deficit) Equity
Balance at September 30, 2004	1	$ —	$ 58,584	$ 718,355	$ 9,224	$ 786,163
Net earnings	—	—	—	116,461	—	116,461
Foreign currency translation	—	—	—	—	4,208	4,208
Total comprehensive income	—	—	—	116,461	4,208	120,669
Capital contribution related to Alberto-Culver's conversion to one class of common stock	—	—	4,051	—	—	4,051
Tax benefit from exercises of Alberto-Culver stock options	—	—	1,249	—	—	1,249
Distributions to Alberto-Culver	—	—	—	(11,836)	—	(11,836)
Balance at September 30, 2005	1	—	63,884	822,980	13,432	900,296
Net earnings	—	—	—	110,193	—	110,193
Foreign currency translation	—	—	—	—	2,851	2,851
Total comprehensive income	—	—	—	110,193	2,851	113,044
Tax benefit from exercises of Alberto-Culver stock options	—	—	630	—	—	630
Distributions to Alberto-Culver	—	—	—	(5,661)	—	(5,661)
Vesting of share-based compensation	—	—	5,186	—	—	5,186
Stock options subject to redemptions	—	—	(7,528)	—	—	(7,528)
Balance at September 30, 2006	1	—	62,172	927,512	16,283	1,005,967
Net earnings	—	—	—	44,492	—	44,492
Foreign currency translation	—	—	—	—	18,239	18,239
Total comprehensive income	—	—	—	44,492	18,239	62,731
Adjustment to stockholder contribution	—	—	1,067	—	—	1,067
Retirement of common stock	(1)	—	(1)	1	—	—
Distributions to Alberto-Culver	—	—	—	(44,411)	—	(44,411)
Stock issued in connection with separation including equity contribution	180,050	1,801	573,199	—	—	575,000
Equity issuance costs	—	—	(42,378)	—	—	(42,378)
Special cash dividend	—	—	—	(2,342,148)	—	(2,342,148)
Vesting of share-based compensation	—	—	13,065	—	—	13,065
Stock issued for stock options	859	8	3,389	—	—	3,397
Balance at September 30, 2007	180,909	$1,809	$610,513	$(1,414,554)	$34,522	$ (767,710)

See accompanying notes to consolidated financial statements.

1. Description of Business and Basis of Presentation

Description of Business

Sally Beauty Holdings, Inc. and its consolidated subsidiaries ("Sally Beauty", or "the Company") sell professional beauty supplies, primarily through its Sally Beauty Supply retail stores, in the U.S., Puerto Rico, Mexico, Canada, Japan, United Kingdom and certain other countries in Europe. Additionally, the Company distributes professional beauty products to salons and professional cosmetologists through its Beauty Systems Group ("BSG") store operations and a commissioned direct sales force that calls on salons in the U.S., Canada, United Kingdom and certain other countries in Europe, and to franchises in the southern and southwestern U.S. and Mexico through the operations of its subsidiary Armstrong McCall, L.P. ("Armstrong McCall"). Certain beauty products sold by BSG and Armstrong McCall are sold through exclusive territory agreements with the manufacturers of the products.

On November 10, 2006, the stockholders of Alberto-Culver approved a plan to separate its consumer products business and its Sally Beauty Supply/BSG distribution business into two separate, publicly-traded companies. As more fully discussed in Note 3, the separation was completed on November 16, 2006 (the "Separation Transactions"). The Separation Transactions were effected pursuant to an investment agreement dated as of June 19, 2006 (the "Investment Agreement"), among Alberto-Culver and certain of its subsidiaries, including Sally Holdings, Inc. ("Sally Holdings"), and CDRS Acquisition LLC ("CDRS"). Sally Holdings was a wholly-owned subsidiary of Alberto-Culver until November 16, 2006, when it was converted to a Delaware limited liability company, was renamed "Sally Holdings LLC," and became an indirect wholly-owned subsidiary of Sally Beauty. Sally Beauty was formed on June 16, 2006, and became the accounting successor company to Sally Holdings, Inc. upon the completion of the Separation Transactions.

Basis of Presentation

The consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements of our business prior to November 16, 2006 have been prepared from financial statements and accounting records maintained by Alberto-Culver and reflect assumptions and allocations made by Alberto-Culver. The historical consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

All references in these notes to "management" are to the management of Sally Beauty. All references in these notes to "the Company" are to Sally Beauty and, prior to November 16, 2006, Sally Holdings, Inc.

2. Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Reclassifications

Certain amounts for prior periods have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the financial statements. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. Actual results may differ from these estimates in amounts that may be material to the financial statements. Management believes the estimates and assumptions are reasonable.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. These investments are stated at cost, which approximates market value. Also included in cash equivalents are proceeds due from credit and debit card transactions, which generally settle within five to seven days, and were approximately $10.9 million and $8.2 million at September 30, 2007 and 2006, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, interest rate swap agreements and borrowings. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short term nature of these financial instruments.

The Company utilizes interest rate swap agreements to manage the cash flow risk associated with changing interest rates and accounts for them in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, ("SFAS 133"). The Company does not purchase or hold any derivative instruments for speculative or trading purposes. These derivative instruments are not designated as hedges, and changes in the fair value of these agreements are recorded as increases (decreases) to interest expense in the consolidated statements of earnings.

The fair value of the Company's long-term borrowings was approximately $1,759.3 million at September 30, 2007. The fair values of the Company's long-term borrowings are based on quoted market prices where available or, if not available, based on discounted future cash flows using current market interest rates.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash investments and accounts receivable. The Company places its cash investments with high-credit quality financial institutions. Accounts receivable are generally diversified due to the number of entities comprising the Company's customer base and their dispersion across many geographical regions. The Company believes no significant concentration of credit risk exists with respect to these cash investments and accounts receivable.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the value of sales to customers and do not bear interest. Trade accounts receivable are stated net of the allowance for doubtful accounts. The allowance for doubtful accounts requires management to estimate future amounts of receivables to be collected. Management records allowances for doubtful accounts based on historical collection data and current customer information. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

In the consolidated statements of earnings, bad debt expense is included in selling, general and administrative expenses. The Company's exposure to credit risk with respect to trade receivables is mitigated by the Company's broad customer base.

Other Receivables

Other receivables consist primarily of amounts expected from vendors under various contractual agreements. Other receivables are recorded at the amount management estimates will be collected under these agreements.

Inventories

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market (net realizable value). When necessary, the Company provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Estimates of the future demand for the Company's products, age of the inventory and changes in stock keeping units ("SKUs") are some of the key factors used by management in assessing the net realizable value of inventories. The Company estimates inventory shrinkage based on historical experience.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on estimated useful lives of the respective classes of assets. Buildings and building improvements are depreciated over periods ranging from five to 40 years. Furniture, fixtures and equipment are depreciated over periods ranging from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the term of the related lease, including renewals determined to be reasonably assured. Expenditures for maintenance and repairs are expensed as incurred while expenditures for major renewals and improvements are capitalized. Upon the disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts.

Lease Accounting

The Company's leases for office space, retail stores and the distribution facilities are accounted for as operating leases. Rent expense is recognized on a straight-line basis from the date the Company takes possession of the property to begin preparation of the site for occupancy to the end of the lease term, including renewal options determined to be reasonably assured. Certain leases provide for contingent rents that are determined as a percentage of revenues in excess of specified levels. The Company records a contingent rent liability along with the corresponding rent expense when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

Certain lease agreements provide for tenant improvement allowances. The allowances are recorded as a deferred lease credit, included in accrued expenses and other liabilities, on the balance sheet and amortized on a straight-line basis over the lease term as a reduction of rent expense, which is consistent with the amortization period for the constructed assets.

Valuation of Long-Lived Assets

Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment annually, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of an asset to estimated future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no significant impairments in the current or prior fiscal years presented.

Goodwill and Other Intangibles

Goodwill is the cost of an acquisition less the fair value of the net assets of the acquired business. Goodwill is reviewed for impairment annually, and whenever events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Management considers whether there has been a permanent impairment to the value of goodwill and other intangibles by evaluating if various factors, including current operating results, anticipated future results and cash flows, and market and economic conditions, indicate possible impairment. Based on the annual reviews performed, there was no impairment in the current or prior fiscal years presented.

Other intangibles with indefinite lives include certain distribution rights. Other intangible assets subject to amortization include customer relationships, certain distribution rights and non-competition agreements, and are amortized over periods of one to ten years. The weighted average amortization period is approximately four years.

Deferred Financing Costs

Expenses incurred with the issuance of long-term debt are capitalized and amortized over the life of the related debt agreements on a straight line-basis, or by using the effective interest method. These expenses are recorded on the consolidated balance sheet as other assets.

Self-Insurance Programs

The Company retains a substantial portion of the risk related to certain workers' compensation, general liability and auto and property insurance plans. Predetermined loss limits have been arranged with insurance companies to limit the per occurrence and aggregate cash outlay. Certain of our employees and their dependents are also covered by a self-insurance program for healthcare, up to a certain maximum lifetime limit. Currently these costs, other than payroll deductions and certain out-of-pocket amounts, are largely funded by the Company. The Company maintains an annual stop loss insurance policy for the healthcare plan.

The Company records an estimated liability for the ultimate cost of claims incurred and unpaid as of the balance sheet date, which includes both claims filed and losses incurred but not yet reported. The Company estimates the ultimate cost based on an analysis of historical data and actuarial estimates. Workers' compensation, general liability and auto and property insurance liabilities are recorded at the estimate of their net present value, while healthcare plan liabilities are not discounted. These estimates are reviewed on a regular basis to ensure that the liability is appropriate. The Company believes the amounts accrued are adequate, although actual losses may differ from the amounts provided.

Advertising Costs

Advertising costs are expensed either as incurred or the first time the advertising occurs. Advertising costs were approximately $49.2 million, $49.1 million and $45.3 million in the fiscal years ended September 30, 2007, 2006 and 2005, respectively, and are included in selling, general and administrative expenses in the consolidated statements of earnings.

Vendor Allowances

The Company accounts for cash consideration received from vendors under Emerging Issues Task Force ("EITF") Issue No. 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor* ("EITF 02-16"). EITF 02-16 states that cash consideration received by a customer is presumed to be a reduction of the cost of sales unless it is for an asset or service or a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor's products. The majority of cash consideration received by the Company is considered to be a reduction of the cost of sales and is allocated to cost of products sold and distribution expenses as the related inventory is sold.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). Under SFAS 109 deferred income taxes are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of earnings in the period of enactment. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Foreign Currency

The functional currency of the Company's foreign operations is the applicable local currency. Balance sheet accounts are translated into U.S. dollars at the rates of exchange in effect at the balance sheet date, while the results of operations are translated using the average exchange rates during the period presented. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income within stockholders' equity. Foreign currency transaction gains or losses are included in the consolidated statements of earnings and were not significant in any period presented.

Net Earnings Per Share

Basic net earnings per share is calculated by dividing net earnings by the weighted-average number of shares outstanding since the Separation Transactions. Diluted net earnings per share is calculated similarly but includes potential dilution from the exercise of stock options and stock awards, except when the effect would be anti-dilutive.

Revenue Recognition

The Company recognizes revenue when a customer consummates a point of sale transaction in a store. The cost of sales incentive programs, such as customer and consumer coupons, are recognized as a reduction of revenue at the time of sale. Taxes collected from customers and remitted to governmental authorities are recorded by the Company on a net basis, and are excluded from revenue. The Company also recognizes revenue on merchandise shipped to customers when title and risk of loss pass to the customer. Appropriate provisions for sales returns and cash discounts are made at the time the sales are recorded. Sales returns and allowances were approximately 2.4% of net sales over the past three fiscal years.

Shipping and Handling

Shipping and handling costs related to freight and distribution expenses for delivery directly to customers are included in selling, general and administrative expenses in the consolidated statements of earnings and amounted to $38.3 million, $41.9 million and $41.1 million for the fiscal years 2007, 2006 and 2005, respectively. All other shipping and handling costs, such as freight from distribution centers to stores and handling costs in the distribution centers, are included in cost of products sold and distribution expenses.

Share-Based Compensation

The Company accounts for stock option and stock award, which include share-based payment plans in accordance with SFAS 123 (Revised 2004), *Share-Based Payment* ("SFAS 123(R)"). Accordingly, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes compensation expense on a straight-line basis over the vesting period or to the date a participant becomes eligible for retirement, if earlier.

Effective October 1, 2005, the Company adopted SFAS 123(R) using the modified prospective method. Under this method, compensation expense related to stock options granted to the Company employees was recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS 123(R). In accordance with the modified prospective method, the financial statements for fiscal year 2005 have not been restated.

Prior to fiscal year 2006, the Company measured stock-based compensation expense using the intrinsic value method prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and provided the required pro forma disclosures required by SFAS 123, *Accounting for Stock-Based Compensation*, and, accordingly, no compensation expense related to stock options was recognized in the consolidated statements of earnings, except for a non-cash charge related to Alberto-Culver's conversion to one class of common stock.

Had total compensation expense been determined based upon the fair value of stock options and stock awards on the dates of grant and recognized over the vesting period consistent with SFAS No. 123(R), the Company's pro forma net earnings for fiscal year 2005 would have been as follows (in thousands):

Reported net earnings:	$116,461
Add: Stock-based compensation expense included in reported net earnings, net of related income tax effects	2,985
Less: Stock-based compensation expense determined under the fair value based method for all awards, net of related income tax effects	(3,289)
Pro-forma net earnings	$116,157

The $3.0 million addition to reported net earnings in fiscal year 2005 for share-based compensation expense includes $2.6 million of after-tax non-cash charges related to Alberto-Culver's conversion to a single class of common stock.

Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107, *Share-Based Payment,* requires public companies to apply the rules of Accounting Series Release No. 268 ("ASR 268"), *Presentation in Financial Statements of Redeemable Preferred Stocks*, to stock options with contingent cash settlement provisions. ASR 268 requires securities with contingent cash settlement provisions, which are not solely in the control of the issuer, without regard to probability of occurrence, to be classified outside of stockholders' equity. Share-based compensation plans that were previously under Alberto-Culver stock option plans granted stock options to Company employees with a contingent cash settlement provision upon the occurrence of certain change in control events. As such, the contingent cash settlement of the stock options as a result of such event would not be solely in the control of the Company or Alberto-Culver. In accordance with ASR 268, the Company has reclassified $6.5 million from additional paid-in capital to "stock options subject to redemption" outside of stockholders' equity on its consolidated balance sheet as of September 30, 2007. This amount will be reclassified back into additional paid-in capital in future periods as the related stock options are exercised or canceled.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date. SFAS 159 is effective in fiscal years beginning after November 15, 2007. The Company is currently assessing the effect of this pronouncement on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective in fiscal years beginning after November 15, 2007. The Company is currently assessing the effect of this pronouncement on the Company's consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying the Misstatements in Current Year Financial Statements* ("SAB 108") which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company implemented the provisions of SAB 108 during the first quarter of fiscal year 2007 and it did not have a material impact on the Company's consolidated financial position, statements of earnings or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for the uncertainty in income taxes recognized by prescribing a recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on the Company's consolidated financial position, statements of earnings or cash flows.

3. Regis Agreement and Separation Transactions

On January 10, 2006, Alberto-Culver entered into an agreement with Regis Corporation ("Regis") to merge Sally Holdings with a subsidiary of Regis in a tax-free transaction. Pursuant to the terms and conditions of the merger agreement, Sally Holdings was to be spun off to Alberto-Culver's stockholders by way of a tax-free distribution and, immediately thereafter, combined with Regis in a tax-free stock-for-stock merger.

On April 5, 2006, Alberto-Culver provided notice to Regis that its board of directors had withdrawn its recommendation for shareholders to approve the transaction. Following Alberto-Culver's notice to Regis, also on April 5, 2006, Regis provided notice to Alberto-Culver that it was terminating the merger agreement effective immediately. In connection with the termination of the merger agreement, Alberto-Culver and the Company incurred transaction expenses, primarily the termination fee paid to Regis and legal and investment banking fees, during fiscal years 2005 and 2006. The total amount of transaction expenses, including the termination fee, was approximately $41.5 million ($27.2 million after taxes), which was expensed by the Company in fiscal year 2006. All transaction related expenses were deducted for tax purposes.

On June 19, 2006, Alberto-Culver announced a plan to split its beauty supply distribution business from its consumer products business. On November 16, 2006, the Company separated from Alberto-Culver, pursuant to the Investment Agreement. As a result, the Company owns and operates the Sally Beauty Supply and BSG distribution businesses that were previously owned and operated by Alberto-Culver, and Alberto-Culver continues to own and operate its consumer products business. Pursuant to the Investment Agreement: (i) the stockholders of Alberto-Culver immediately prior to the Separation Transactions became the beneficial owners of approximately 52% of the outstanding common stock of the Company on an undiluted basis; and (ii) CDRS, a limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., invested $575.0 million to obtain an equity ownership of approximately 48% of the Company on a fully-diluted basis. In addition, the Company incurred approximately $1,850.0 million of new debt. Upon closing of the Separation Transactions, Alberto-Culver shareholders received, for each share of Alberto-Culver common stock then owned: (i) one share of common stock of New Alberto-Culver, which owns and operates Alberto-Culver's consumer products business; (ii) one share of common stock of Sally Beauty, which owns and operates the Company's beauty supply distribution business; and (iii) a $25.00 per share special cash dividend.

Pursuant to the Investment Agreement, the Company paid a transaction fee of $30.0 million to Clayton, Dubilier & Rice, Inc., the manager of both Clayton, Dubilier & Rice Fund VII, L.P. (the sole member of CDRS) and CDRS, as well as approximately $1.1 million to CDRS in merger and transaction expenses incurred in connection with its investment in the Company and the Separation Transactions. Pursuant to the Investment Agreement, the Company also paid approximately $20.4 to Alberto-Culver for its expenses incurred in connection with the Separation Transactions. The majority of the transaction fee and the expenses paid, and certain other professional services and due diligence fees, were considered to be costs of raising equity and were recorded as a reduction to additional paid-in capital of approximately $42.4 million. The Company also paid approximately $58.5 million in fees for the debt financing incurred in connection with the separation, which were recorded on the consolidated balance sheet as other assets.

In connection with the above transactions, Alberto-Culver and the Company incurred expenses which included transaction fees, professional services, legal and investment banking fees. For fiscal year 2007, the total amount of transaction expenses was $21.5 million. Most expenses related to the Separation Transactions are not expected to be deductible for tax purposes.

On November 16, 2006, pursuant to the terms of a separation agreement entered into in connection with the Separation Transactions, all cash, cash equivalents and short-term investments of the Company and its subsidiaries was transferred to Alberto-Culver other than $91.1 million, equal to the sum of $52.7 million plus an additional amount equal to $38.4 million. The additional amount is the sum of (i) an estimate of the amount needed to cover certain income taxes (as specified in a tax allocation agreement entered into in connection with the Separation Transactions); (ii) an amount determined pursuant to a formula intended to reflect the limitations placed on the number of shares of Sally Beauty that CDRS may acquire in order not to jeopardize the intended tax-free nature of the share distribution; and (iii) unpaid balances on certain specified liabilities of the Company, minus other specified transaction costs. In fiscal year 2007, the Company made adjustments in connection with the reconciliation of tax balances transferred to the Company in connection with the Separations Transactions. This amount was included in the settlement of intercompany agreements with Alberto-Culver, as an adjustment to the Company's retained deficit.

In connection with the Separation Transactions, the Company became the parent company for all U.S. tax returns filed under the employer identification number of Alberto-Culver prior to the completion of the Separation Transactions. All intercompany receivables, payables and loans (other than trade payables and the Company's portion of the transaction expenses described above) between the Company or any of its subsidiaries, on the one hand, and Alberto-Culver or any of its subsidiaries (other than the Company and its subsidiaries), on the other hand, were canceled prior to completion of the Separation Transactions. In addition, prior thereto, all intercompany agreements between the Company or any of its subsidiaries and Alberto-Culver or any of its subsidiaries were terminated, other than certain agreements specifically designated in the Separation Agreement to survive following the transactions.

In addition, upon completion of the transaction separating us from Alberto-Culver, Michael H. Renzulli, former Chairman of Sally Holdings, Inc., terminated his employment with Alberto-Culver and the Company. The Company provided Mr. Renzulli with certain benefits primarily consisting of a lump-sum cash payment of $3.6 million within 30 days after completion of the transactions. The Company expensed the cash payment at the time of completion of the transactions.

Alberto-Culver treated the transactions as though they constituted a change in control for purposes of Alberto-Culver's stock option and restricted stock plans. As a result, in accordance with the terms of these plans, all outstanding stock options and restricted shares of Alberto-Culver, including those held by the Company's employees, became fully vested upon completion of the Separation Transactions. Due to the Separation Transactions, the Company recorded a charge at that time equal to the amount of future compensation expense of approximately $5.3 million that would have been recognized in subsequent periods as the stock options and restricted shares for the Company's employees vested over the original vesting periods. Upon completion of the Separation Transactions all outstanding Alberto-Culver stock options held by employees of the Company became options to purchase shares of Sally Beauty common stock.

4. Stockholders' (Deficit) Equity

The Company is authorized to issue up to 400.0 million shares of common stock with a par value of $0.01 per share. On November 17, 2006, the Company had approximately 180.1 million shares of stock issued and outstanding, and commenced regular-way trading on the New York Stock Exchange ("NYSE") as an independent company under the symbol "SBH." The Company had approximately 181.3 million shares issued and approximately 180.9 million shares outstanding as of September 30, 2007.

The change in common stock resulted from the issuance of stock in connection with the Separation Transactions and the Investment Agreement with CDRS. See the Note 3 for additional information about the Separation Transactions.

5. Net Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Year ended September 30, 2007
Net earnings:	$44,492
Total weighted average basic shares(a)	180,392
Dilutive securities:	
Stock option and stock award programs	1,983
Total weighted average diluted shares	182,375
Earnings per share:	
Basic	$ 0.25
Diluted	$ 0.24

(a) Weighted average shares was calculated from November 16, 2006 through September 30, 2007, which represents the actual number of days that shares of the Company's common stock were publicly traded.

Net earnings per share was not calculated for fiscal years 2006 and 2005 since the Company was a wholly-owned subsidiary of Alberto-Culver until November 16, 2006. See Note 3 for additional information about the separation from Alberto-Culver.

At September 30, 2007, options to purchase 4,677,894 shares of the Company's common stock were outstanding but not included in the computation of diluted earnings per share, as these options' exercise prices, ranging from $9.45 to $9.66, were greater than the average market price per share of the Company's common stock.

6. Share-Based Payments

The Company accounts for stock option and stock award, which include share-based payment plans in accordance with SFAS 123(R). Accordingly, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes compensation expense on a straight-line basis over the vesting period or to the date a participant becomes eligible for retirement, if earlier. For fiscal years 2007 and 2006, total compensation cost charged against income and included in selling, general and administrative expenses, for share-based compensation arrangements was $13.1 million and $5.2 million, respectively, which included for fiscal year 2007, $5.3 million of accelerated expense related to the separation of Alberto-Culver and $2.6 million of accelerated expense related to certain retirement eligible employees who are eligible to continue vesting awards upon retirement under the terms of the 2007 Omnibus Incentive Plan (the "2007 Plan"). For fiscal years 2007 and 2006, the total income tax benefit recognized in the statements of earnings from these plans was $5.1 and $1.8 million, respectively.

During fiscal year 2007, the Company adopted the 2007 Plan, a new share-based compensation plan, which allows for the issuance of up to 10.0 million shares of the Company's common stock. During fiscal year 2007, the Company granted approximately 2.4 million stock options to employees and directors. Upon issuance of such grants, the Company recognized accelerated share-based compensation expense of

$2.6 million in connection with certain retirement eligible employees who are eligible to continue vesting awards upon retirement under the terms of the 2007 Plan. Additionally, during fiscal year 2007, the Company granted approximately 0.1 million restricted stock units ("RSUs") to certain of its non-employee directors under the 2007 Plan.

Prior to November 16, 2006, the Company was a subsidiary of Alberto-Culver and had no share-based compensation plans of its own; however, certain employees of the Company had been granted stock options and stock awards under share-based compensation plans of Alberto-Culver. Alberto-Culver treated the Separation Transactions as though they constituted a change in control for purposes of Alberto-Culver's stock options and stock awards. As a result, in accordance with the terms of these plans, all outstanding stock options and stock awards of Alberto-Culver, including those held by the Company's employees, became fully vested upon completion of the Separation Transactions on November 16, 2006. Due to the Separation Transactions, the Company recorded a charge at that time equal to the amount of future compensation expense of approximately $5.3 million that would have been recognized in subsequent periods as the stock options and stock awards for the Company's employees vested over the original vesting periods. Upon completion of the Separation Transactions, all outstanding Alberto-Culver stock options and stock awards held by employees of the Company became options to purchase shares of the Company's common stock.

As a result of the Separation Transactions, the Employee Stock Option Plan of 2003, the 2003 Stock Option Plan for Non-Employee Directors and the 2003 Restricted Stock Plan that were previously plans of Alberto-Culver became plans of the Company. During fiscal year 2007, the Company granted approximately 2.8 million stock options to employees and directors, and granted approximately 0.4 million restricted share awards to employees under these plans.

Stock Options

Each option has an exercise price which equals 100% of the market price of the Company's stock on the date of grant and generally has a maximum term of 10 years. Options generally vest ratably over a four year period and are subject to forfeiture until the four year vesting period is complete.

The following table presents a summary of the activity for the Company's stock option plans:

	Number of Outstanding Options (in Thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding at September 30, 2006	1,969	$37.47		
Shares conversion(a)	1,073	2.00		
Granted	5,246	9.53		
Exercised	(1,011)	7.56		
Forfeited or expired	(419)	9.79		
Outstanding at September 30, 2007	6,858	$ 7.37	8.8	$12,862
Exercisable at September 30, 2007	2,566	$ 3.78	7.8	$12,705

(a) Per the Employee Matters Agreement, in connection with the Separation Transactions, options to purchase shares of Alberto-Culver's common stock, which were held by the Company's employees, were converted into options to purchase shares of the Company's common stock. In order to maintain the same intrinsic value as before the separation, all of the Company's stock options that were converted from Alberto-Culver were adjusted accordingly.

The following table summarizes information about stock options under the Company's option plans at September 30, 2007 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at September 30, 2007	Weighted Average Remaining Contractual Term (In Years)	Weighted Average Exercise Price	Number Exercisable at September 30, 2007	Weighted Average Exercise Price
$2.00	1,970	7.3	$2.00	1,970	$2.00
$7.70 – 9.66	4,888	9.4	9.51	596	9.66
Total	6,858	8.8	$7.37	2,566	$3.78

The Company uses the Black-Scholes option-pricing method to value the Company's stock options for each stock option award. Using this option-pricing model, the fair value of each stock option award is estimated on the date of grant. The fair value of the Company's stock option awards, which generally vest ratably over a four year period, is expensed on a straight-line basis over the vesting period of the stock options or to the date a participant becomes eligible for retirement, if earlier.

The weighted average assumptions relating to the valuation of the Company's stock options are as follows:

	Year Ended September 30,		
	2007 (a)	2006 (b)	2005 (b)
Expected lives (years)	5.0	3.5 – 4.5	3.5 – 5.0
Expected volatility	41.2% - 41.9%	20.0%	20.0%
Risk-free interest rate	4.4% - 4.6%	4.2% - 5.0%	3.4%
Dividend yield	0.0%	1.0%	0.9%

(a) Assumptions are based on the Company's future expectations.

(b) Assumptions were calculated based on the Company being a wholly-owned subsidiary of Alberto-Culver and using historical assumptions of Alberto-Culver, such as expected volatility and dividend yield of Alberto-Culver's common stock at the time.

The expected life of options represents the period of time that the options granted are expected to be outstanding and is based on historical experience of employees of the Company that have been granted stock options under stock option plans of Alberto-Culver. Expected volatility is derived by using the average volatility of similar companies since it is not practicable to estimate the Company's expected volatility due to a lack of trading history. The risk-free interest rate is based on the zero-coupon U.S. Treasury issue as of the date of the grant. Since the Company does not expect to pay dividends, the dividend yield is 0%.

The weighted average fair value of the Company's stock options issued to Company employees at the date of grant in fiscal years 2007, 2006 and 2005 was $4.11, $9.48 and $9.41 per option, respectively.

The total intrinsic value of options exercised during fiscal years 2007, 2006 and 2005 was $5.9 million, $7.5 million and $11.8 million, respectively, and the tax benefit realized for the tax deductions from these option exercises was $2.3 million, $2.5 million and $4.3 million, respectively. The total cash received from these option exercises was $1.7 million during fiscal year 2007. Prior to the Separation Transactions the total cash received by the Company from these option exercises was zero as the cash went to Alberto-Culver. The total fair value of stock options issued to Company employees that vested during fiscal years 2007, 2006 and 2005 was $7.3 million, $4.4 million and $4.3 million, respectively.

At September 30, 2007, approximately $10.6 million of total unrecognized compensation cost related to non-vested stock option awards is expected to be recognized over the weighted average period of 3.1 years.

Stock Awards

Restricted Stock Awards

The Company grants restricted stock awards to employees under the 2003 Restricted Stock Plan (the "RSP"). A restricted stock award is an award of shares of the Company's common stock that is subject to time-based vesting during a specified period. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the vesting of the awards. Participants have full voting and dividend rights with respect to shares of stock awards.

The RSP provides for the grant of restricted stock awards for up to 900,000 shares of the Company's common stock to key employees (including officers and directors who are also employees) of the Company. Restricted stock awards issued under the RSP generally vest ratably over a five year period and are subject to forfeiture until the five year vesting period is complete.

The Company expenses the cost of the restricted stock awards, which is determined to be the fair market value of the restricted stock award at the date of grant, on a straight-line basis over the vesting period. For these purposes, the fair market value of the restricted stock award is determined based on the closing price of the Company's common stock on the grant date.

The following table presents a summary of the activity for the Company's restricted stock awards:

Restricted Stock Awards	Number of Shares (In Thousands)	Weighted Average Fair Value Per Share	Weighted Average Remaining Vesting Term (In Years)
Non-vested at September 30, 2006	31	$38.95	
Accelerated vesting (a)	(31)	38.95	
Granted	350	8.10	
Vested	—	—	
Forfeited	—	—	
Non-vested at September 30, 2007	350	$ 8.10	4.3

(a) Per the Employee Matters Agreement, in connection with the Separation Transactions, all Alberto-Culver restricted stock awards, which were held by the Company's employees, became vested immediately.

For fiscal year 2007, approximately 31,000 restricted stock awards vested, all in connection with the Separation Transactions. The remaining unrecognized compensation cost related to unvested restricted stock awards at September 30, 2007 was $2.4 million and the weighted average period of time over which this cost will be recognized is 4.3 years.

Restricted Stock Units

The Company grants RSUs, which generally vest less than one year from date of grant, to its non-employee directors pursuant to its 2007 Plan. RSUs are independent of option grants and are generally subject to forfeiture if service terminates prior to the vesting of the units. Participants have no voting and dividend rights with respect to shares of RSUs.

The Company expenses the cost of the RSUs, which is determined to be the fair market value of the RSUs at the date of grant, on a straight-line basis over the vesting period. For these purposes, the fair market value of the RSU is determined based on the closing price of the Company's common stock on the grant date.

Under the 2007 Plan, the Company will issue to non-employee directors the shares of common stock underlying the vested RSUs on the date, which is six months after the effective date of director's termination of service as a member of the board of directors of the Company. The 2007 Plan requires the Company to settle the vested RSUs with common stock and not with a cash equivalent.

The following table presents a summary of the activity for the Company's RSUs for the year ended September 30, 2007 (shares in thousands):

Restricted Stock Units	Number of Shares	Weighted Average Fair Value Per Share	Weighted Average Remaining Vesting Term (In Years)
Non-vested at September 30, 2006	—	$ —	
Granted	79	8.81	
Vested	(79)	8.81	
Forfeited	—	—	
Non-vested at September 30, 2007	—	$ —	—

During fiscal year 2007, all RSUs vested. Therefore, there is no remaining unrecognized compensation cost to be expensed as of September 30, 2007.

7. Allowance for Doubtful Accounts

The change in the allowance for doubtful accounts was as follows (in thousands):

	Year Ended September 30,		
	2007	2006	2005
Balance at beginning of period	$ 2,246	$ 2,073	$ 2,500
Bad debt expense	2,632	2,403	1,754
Uncollected accounts written off, net of recoveries	(2,568)	(2,252)	(2,292)
Allowance for doubtful accounts of acquired companies	254	22	111
Balance at end of period	$ 2,564	$ 2,246	$ 2,073

8. Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	September 30,	
	2007	2006
Land	$ 9,773	$ 9,632
Buildings and building improvements	48,885	48,510
Leasehold improvements	118,816	96,479
Furniture, fixtures and equipment	192,420	175,203
Total property and equipment, gross	369,894	329,824
Less accumulated depreciation and amortization	(215,826)	(187,089)
Total property and equipment, net	$ 154,068	$ 142,735

Depreciation expense totaled $38.9 million, $35.0 million and $30.6 million in fiscal years 2007, 2006 and 2005, respectively.

9. Goodwill and Other Intangibles

The change in the carrying amounts of goodwill by operating segment for the fiscal years 2007 and 2006 is as follows (in thousands):

	Sally Beauty Supply	Beauty Systems Group	Total
Balance at September 30, 2005	$10,089	$343,436	$353,525
Additions, net of purchase price adjustments	—	9,087	9,087
Foreign currency translation	71	2,010	2,081
Balance at September 30, 2006	10,160	354,533	364,693
Additions, net of purchase price adjustments	30,832	4,418	35,250
Foreign currency translation	1,531	5,149	6,680
Balance at September 30, 2007	$42,523	$364,100	$406,623

As described in Note 16, the $30.8 million increase in Sally Beauty Supply's goodwill in fiscal year 2007 was principally attributable to the acquisition of Salon Services in February 2007, net of purchase price adjustments. The $4.4 million increase in BSG's goodwill in fiscal year 2007 was principally attributable to several smaller acquisitions and purchase price adjustments for prior years' acquisitions. The $9.1 million increase in BSG's goodwill in fiscal year 2006 was principally attributable to the acquisition of Salon Success in June 2006, net of purchase price adjustments for prior years' acquisitions.

Sally Beauty Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The following table provides the gross carrying value and accumulated amortization for intangible assets with indefinite lives and intangible assets subject to amortization by operating segment at September 30, 2007 and 2006 (in thousands):

	Sally Beauty Supply	Beauty Systems Group	Total
Balance at September 30, 2007:			
Intangible assets with indefinite lives:			
Trade names	$15,802	$ 34,886	$ 50,688
Other intangibles	—	6,053	6,053
Total	15,802	40,939	56,741
Intangible assets subject to amortization:			
Gross carrying amount	540	25,128	25,668
Accumulated amortization	(18)	(11,886)	(11,904)
Net value	522	13,242	13,764
Total intangible assets, net	$16,324	$ 54,181	$ 70,505
Balance at September 30, 2006:			
Intangible assets with indefinite lives:			
Trade names	$ 713	$ 34,480	$ 35,193
Other intangibles	—	6,053	6,053
Total	713	40,533	41,246
Intangible assets subject to amortization:			
Gross carrying amount	—	20,187	20,187
Accumulated amortization	—	(8,195)	(8,195)
Net value	—	11,992	11,992
Total intangible assets, net	$ 713	$ 52,525	$ 53,238

The increase in Sally Beauty Supply's trade names and intangible assets subject to amortization in fiscal year 2007 was primarily due to the acquisition of Salon Services. The increase in BSG's trade names and intangible assets subject to amortization in fiscal year 2006 was primarily due to the acquisition of Salon Success. Amortization expense totaled $3.7 million, $3.0 million and $3.3 million in fiscal years 2007, 2006 and 2005, respectively. As of September 30, 2007, future amortization expense related to intangible assets subject to amortization is estimated to be as follows (in millions):

Fiscal Year:	
2008	$ 4.2
2009	3.2
2010	2.5
2011	1.9
2012	1.0
Thereafter	1.0
	$13.8

The weighted average amortization period is approximately four years.

10. Accounts Payable and Accrued Expenses

Accounts payable at September 30, 2006 include book cash overdrafts of $6.5 million. There were no book cash overdrafts at September 30, 2007.

Accrued expenses consist of the following (in thousands):

	September 30,	
	2007	2006
Compensation and benefits	$ 53,440	$ 55,886
Interest payable	34,540	—
Deferred revenue	11,209	9,823
Rental obligations	9,575	9,114
Property and other taxes	6,495	7,620
Insurance reserves	3,615	—
Acquisition related payables	3,202	8,714
Operating accruals and other	31,750	22,899
Total accrued expenses	$153,826	$114,056

11. Lease Commitments and Contingencies

Commitments

The Company's principal leases relate to retail stores and warehousing properties. At September 30, 2007, future minimum payments under non-cancelable operating leases, net of sublease income, are as follows (in thousands):

Fiscal Year:	
2008	$110,561
2009	94,439
2010	74,884
2011	57,179
2012	35,684
Thereafter	56,881
	$429,628

Certain leases require the Company to pay its respective portion of real estate taxes, insurance, maintenance and special assessments. Also, certain of the Company's leases include renewal options and escalation clauses.

During the third quarter of fiscal year 2007, the Company exercised an option to purchase a warehouse building for approximately $7.6 million that was subsequently sold for approximately $8.0 million. In connection with the sale of the building, the Company entered into a lease agreement under which it will pay monthly rent for continued use of the building. The lease has an initial term of 24 months and the monthly rent is subject to certain escalation clauses over the life of the lease.

Total rental expense for operating leases amounted to approximately $147.3 million, $133.5 million and $123.1 million in fiscal years 2007, 2006 and 2005, respectively, and is included in selling, general and administrative expenses in the consolidated statements of earnings. Included in this amount is $0.8 million,

$0.7 million and $1.3 million for contingent rents for the years ended September 30, 2007, 2006 and 2005, respectively.

Contingencies

Legal Proceedings and Other

There were no material legal proceedings pending against the Company or its subsidiaries, as of September 30, 2007. The Company is involved in various claims and lawsuits incidental to the conduct of its business in the ordinary course. The Company does not believe that the ultimate resolution of these matters will have a material adverse impact on the Company's consolidated financial position, statements of earnings or cash flows.

The Company provides healthcare benefits to essentially all of its full-time employees. The Company is largely self-funded for the cost of the healthcare plan, other than certain fees and out-of-pocket amounts paid by the employees. In addition, the Company retains a substantial portion of the risk related to certain workers' compensation, general liability and automobile and property insurance. The Company records an estimated liability for the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is included in accrued expenses (current portion) and other liabilities (long-term portion) in our consolidated balance sheets. The Company carries insurance coverage in such amounts in excess of its self-insured retention which management believes to be reasonable.

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. The Company has no significant liabilities for loss contingencies at September 30, 2007 and 2006.

12. Long-Term Debt

Details of long-term debt are as follows (in thousands):

	September 30, 2007	Maturity dates (Fiscal Year)	Interest Rates
ABL facility	$ 11,400	2012	(i) PRIME and up to 0.50% or; (ii) LIBOR (a) plus (1.00% to 1.50%)
Term Loan A	142,500	2013	(i) PRIME plus (1.00% to 1.50%) or; (ii) LIBOR plus (2.00% to 2.50%)
Term Loan B	910,800	2014	(i) PRIME plus (1.25% to 1.50%) or; (ii) LIBOR plus (2.25% to 2.50%)
Total	$1,064,700		
Senior notes	$ 430,000	2015	9.25%
Senior subordinated notes	280,000	2017	10.50%
Total	$ 710,000		
Capitalized leases and other	$ 1,041		
Less: current portion	(17,147)		
Total long-term debt	$1,758,594		

(a) London Interbank Offered Rate ("LIBOR")

In connection with the Separation Transactions on November 16, 2006, the Company, through its subsidiaries, Sally Investment Holdings LLC and Sally Holdings LLC, incurred $1,850.0 million of indebtedness by: (i) drawing on a $400.0 million revolving (asset-based lending ("ABL")) facility in an amount equal to $70.0 million; (ii) entering into two term loan facilities (term loans A and B) in an aggregate amount of $1,070.0 million; (iii) and issuing senior notes in an aggregate amount of $430.0 million and senior subordinated notes in an aggregate amount of $280.0 million. The Company incurred approximately $58.5 million in costs related to the issuance of the debt, which was capitalized and is being amortized to interest expense over the life of the related debt instruments. Proceeds from the initial debt were used primarily to pay the $25.00 per share special cash dividend to holders of record of Alberto-Culver stockholders and for certain expenses associated with the Separation Transactions.

The ABL facility provides for senior secured revolving loans up to a maximum aggregate principal amount of $400.0 million, subject to borrowing base limitations. The availability under the ABL facility is subject to a borrowing base calculation, which is based on specified percentages of the value of eligible inventory and eligible accounts receivables, subject to certain reserves and other adjustments and reduced by certain outstanding letters of credit. At September 30, 2007, the Company had $334.6 available for additional borrowings under the ABL facility. Additionally, the Company is required to pay a commitment fee ranging from 0.20% to 0.35% on the unused portion of the ABL facility. At September 30, 2007, the commitment fee rate was 0.20%.

The ABL facility contains a covenant requiring Sally Holdings and its subsidiaries to maintain a fixed-charge coverage ratio of at least 1.0 to 1.0 when availability under the ABL facility falls below $40.0 million. The fixed-charge coverage ratio is defined as the ratio of EBITDA (as defined in the agreement underlying the ABL facility, or Credit Agreement EBITDA), less unfinanced capital expenditures to fixed charges (as included in the definition of the fixed-charge coverage ratio in the agreement governing the ABL facility). The ABL facility uses fixed amounts for Credit Agreement EBITDA for periods preceding the Separation Transactions.

The term loan facilities consist of (i) a $150.0 million senior term loan A facility and (ii) a $920.0 million senior term loan B facility. Interest is payable on a quarterly basis.

The term loan facilities contain a covenant requiring Sally Holdings and its subsidiaries to comply with maximum consolidated secured leverage ratio levels, which will decline over time. The consolidated secured leverage ratio will be tested quarterly, with a maximum ratio of 5.25 for the four quarter period ending September 30, 2007. The consolidated secured leverage ratio is a ratio of net consolidated secured debt to Consolidated EBITDA (as defined in the underlying agreements).

The term loan facilities and the ABL facility are secured by substantially all of our assets, those of Sally Investment Holdings LLC, a wholly-owned subsidiary of Sally Beauty and the direct parent of Sally Holdings, those of our domestic subsidiaries and, in the case of the ABL facility, those of our Canadian subsidiaries. The term loan facilities may be prepaid at our option at any time without premium or penalty and is subject to mandatory prepayment in an amount equal to 50% of excess cash flow (as defined in the agreement governing the term loan facilities) for any fiscal year (commencing in fiscal year 2008) unless a specified leverage ratio is met and 100% of the proceeds of specified asset sales that are not reinvested in the business or applied to repay borrowings under the ABL facility.

The senior notes and senior subordinated notes are unsecured obligations of the issuers and are guaranteed on a senior basis (in the case of the senior notes) and on a senior subordinated basis (in the case of the senior subordinated notes) by each material domestic subsidiary of the Company. The senior notes and the senior subordinated notes carry optional redemption features whereby the Company has the option to redeem the notes on or before November 15, 2010 and November 15, 2011, respectively, at par plus a premium, plus accrued and unpaid interest, and on or after November 15, 2010 and November 15, 2011, respectively, at par plus a premium declining ratably to par, plus accrued and unpaid interest. Interest on the senior notes and senior subordinated notes is payable semi-annually.

On November 24, 2006, the Company entered into two interest rate swap agreements related to $500.0 million of the $1,070.0 million term loans A and B due in 2012 and 2013, respectively. See Note 13 for further information on the interest rate swap agreements.

Maturities of the Company's long-term debt are as follows (in thousands):

Fiscal Year:	
2008	$ 16,700
2009	24,200
2010	24,200
2011	39,200
2012	95,600
Thereafter	1,574,800
	$1,774,700
Capital leases and other	1,041
Less: current portion	(17,147)
Total	$1,758,594

At September 30, 2007 and 2006, the Company had no off balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in Note 11, and outstanding letters of credit related to inventory purchases and self-insurance programs which totaled $9.4 million and $3.0 million, respectively, at September 30, 2007 and 2006.

Sally Beauty Holdings, Inc. Stand-Alone Financial Information

Sally Beauty Holdings, Inc. is a holding company and has no material assets or operations other than ownership of equity interests of its subsidiaries. The Company's operations are conducted almost entirely through its subsidiaries. As such, Sally Beauty depends on its subsidiaries for cash to meet its obligations or to pay dividends. The agreements underlying the Company's credit facilities contain terms, which significantly restrict the ability of Sally Beauty's subsidiaries to pay dividends or otherwise transfer assets to Sally Beauty.

Sally Investment Holdings LLC, which is a wholly-owned subsidiary of Sally Beauty and the direct parent of Sally Holdings LLC, does not have any assets or operations of any kind. Prior to the Separation Transactions, Sally Beauty had no assets or operations of any kind. Summary financial data for Sally Beauty

Holdings, Inc. on a stand-alone basis as of and for the year ended September 30, 2007 is as follows (amounts in thousands):

	2007
Balance Sheet	
Assets:	
Deferred income tax assets	$ 313
Other	264
Investment in subsidiaries	(761,461)
Total assets	$ (760,884)
Liabilities:	
Deferred income tax liabilities	$ 22
Income taxes payable	6,649
Other	155
Total liabilities	6,826
Stockholders' deficit:	(767,710)
Total liabilities and stockholders' deficit	$ (760,884)
Statement of Earnings	
Operating loss	$ (7,118)
Loss before provision for income taxes	(7,118)
Provision (benefit) for income taxes	(3,048)
Net loss	$ (4,070)
Statement of Cash Flows	
Net cash used by operating activities	$ (1,931)
Net cash provided by financing activities	—
Distribution from Sally Holdings LLC	1,809,740
Proceeds from exercise of stock options	1,717
Proceeds from equity, net of financing costs	532,622
Special cash dividend paid	(2,342,148)
Net cash provided by financing activities	1,931
Net change in cash	—
Cash and cash equivalents, beginning of year	—
Cash and cash equivalents, end of year	$ —

13. Interest Rate Swaps

On November 24, 2006, the Company entered into two interest rate swap agreements with notional amounts of $150.0 million and $350.0 million. These agreements expire on November 24, 2008 and 2009, respectively. These agreements allow the Company to convert a portion of its variable rate interest to a fixed rate at 4.9975% plus (2.00% to 2.50%) and 4.94% plus (2.00% to 2.50%), respectively. These interest rate swap agreements relate to $500.0 million of the $1,070.0 million term loans A and B due in fiscal years 2013 and 2014, respectively, to manage the Company's cash flow risk associated with changing interest rates. The Company will pay fixed rates of 4.9975% plus (2.00% to 2.50%) and 4.94% plus (2.00% to 2.50%) on a quarterly basis in exchange for receiving floating rate payments based on the three-month LIBOR rate.

The Company utilizes interest rate swaps to manage the cash flow risk associated with changing interest rates and accounts for them under SFAS 133, which requires that all derivatives be marked to market (fair value). The Company does not purchase or hold any derivative instruments for trading purposes. The interest rate swap agreements do not currently qualify as hedges and, therefore, the change in fair value of the interest rate swap agreements are recorded in the consolidated statements of earnings. The fair value of the swap agreements at September 30, 2007 was recorded as a liability of approximately $3.0 million.

Fair value estimates presented for the swap agreements are based on third-party information and were determined using proprietary models based upon well-recognized financial principles and reasonable estimates about relevant future market conditions.

The counter-parties to these swap instruments are large financial institutions which the Company believes are of high quality creditworthiness. While the Company may be exposed to potential losses due to the credit risk of nonperformance by these counter-parties, such losses are not anticipated.

The marked to market impact of the swap arrangements on interest expense was an increase of approximately $3.0 million in fiscal year 2007. Changes in the fair value of the interest rate swap agreements will either increase or decrease the Company's net interest expense and therefore may affect the Company's earnings.

14. 401(k) and Profit Sharing Plan

The Company sponsors the Sally Beauty 401(k) and Profit Sharing Plan (the "401k Plan"), which is a qualified defined contribution plan. The 401k Plan covers employees of the Company who meet certain eligibility requirements and who are not members of a collective bargaining unit. Under the 401k Plan, employees may contribute a percentage of their annual compensation to the 401k Plan up to certain maximums, as defined by the 401k Plan and by the Internal Revenue Service ("IRS"). The Company currently matches a percentage of employee contributions. Prior to the Separation Transactions, employees of the Company participated in the Sally Beauty 401(k) Savings Plan. The Company recognized expense of $3.3 million, $2.1 million and $2.2 million in fiscal years 2007, 2006 and 2005, respectively, related to these plans. These amounts are included in selling, general and administrative expenses.

In addition, pursuant to the 401k Plan, employees who meet certain eligibility requirements and who are not members of a collective bargaining unit may participate in the profit sharing program. The Company's profit sharing contributions to the 401k Plan are determined by the Compensation Committee of its board of directors. Prior to the Separation Transactions, employees of the Company participated in the Alberto-Culver Profit Sharing Plan. The Company's contributions to the plan were determined at the discretion of the Alberto-Culver board of directors. The Company recognized expense of $6.2 million, $8.6 million and $9.0 million in fiscal years 2007, 2006 and 2005, respectively, related to these plans. These amounts are included in selling, general and administrative expenses.

15. Income Taxes

In conjunction with the Separation Transactions, the Company became a separate entity for tax reporting purposes. Prior to the Separation Transactions, the Company was included in the U.S. Federal income tax return of Alberto-Culver; however, income taxes are provided in the accompany consolidated historical financial statements as if the Company was filing a separate return.

Sally Beauty Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The provision for income taxes for the fiscal years 2007, 2006 and 2005 consists of the following (in thousands):

	Year Ended September 30,		
	2007	2006	2005
Current:			
Federal	$28,595	$57,025	$57,244
Foreign	6,446	3,141	1,288
State	3,545	9,197	6,334
Total current portion	38,586	69,363	64,866
Deferred:			
Federal	517	1,053	7,319
Foreign	(319)	(255)	1,246
State	(663)	(245)	(277)
Total deferred portion	(465)	553	8,288
Total provision for income tax	$38,121	$69,916	$73,154

The difference between the U.S. statutory federal income tax rate and the effective income tax rate is summarized below:

	Year Ended September 30,		
	2007	2006	2005
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.1	3.2	2.1
Effect of foreign operations	(0.4)	(0.1)	1.5
Nondeductible transaction costs	6.9	—	—
Other, net	2.5	0.7	—
Effective tax rate	46.1%	38.8%	38.6%

The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

	September 30,	
	2007	2006
Deferred tax assets attributable to:		
Share-based compensation expense	$ 7,810	$ 4,918
Accrued expenses	15,520	7,770
Inventory adjustments	2,437	2,557
Foreign loss carryforwards	8,718	7,303
Long-term liabilities	1,319	1,621
Other	1,439	—
Total deferred tax assets	37,243	24,169
Valuation allowance	(9,823)	(6,977)
Total deferred tax assets, net	27,420	17,192
Deferred tax liabilities attributable to:		
Depreciation and amortization	42,391	28,194
Other income taxes	—	261
Total deferred tax liabilities	42,391	28,455
Net deferred tax liability	$14,971	$11,263

Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance. The Company has recorded a valuation allowance to account for uncertainties regarding recoverability of most foreign loss carryforwards.

In fiscal year 2007, the Company made adjustments in connection with the reconciliation of tax balances transferred to the Company in connection with the Separations Transactions. This amount was included in the settlement of intercompany agreements with Alberto-Culver, as an adjustment to the Company's retained deficit.

Domestic earnings before provision for income taxes were $70.6 million, $174.6 million and $192.0 million in fiscal years 2007, 2006 and 2005, respectively. Foreign operations had earnings before provision for income taxes of $12.0 million in fiscal year 2007, earnings before provision for income taxes of $5.5 million in fiscal year 2006 and a loss before provision for income taxes of $2.4 million in fiscal year 2005.

Tax reserves are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions. Management does not expect the outcome of tax audits to have a material adverse effect on the Company's financial condition, results of operations or cash flow.

Undistributed earnings of the Company's foreign operations are intended to remain permanently invested to finance anticipated future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 2007.

The transactions separating us from Alberto-Culver were intended to qualify as a reorganization under Section 368(a)(1)(D) of the Code and a distribution eligible for non-recognition under Sections 355(a) and 361(c) of the Internal Revenue Code of 1986, as amended (the "Code"). In connection with the share distribution of Alberto-Culver common stock in the Separation Transactions, we received: (i) a private letter ruling from the IRS; and (ii) an opinion of Sidley Austin LLP, counsel to Alberto-Culver, in each case, to the effect that the transactions qualify as a reorganization under Section 368(a)(1)(D) of the Code and a distribution eligible for non-recognition under Sections 355(a) and 361(c) of the Code. Certain internal restructurings also occurred at or immediately prior to the Separation Transactions. As a result of the internal restructurings and Separation Transactions, the Company inherited the federal tax identification number of the old Alberto-Culver parent for U.S. federal income tax purposes.

A tax allocation agreement was signed as part of the Separation Transactions. The agreement provides generally that the Company is responsible for its pre-separation income tax liabilities, calculated on a stand-alone basis, and Alberto-Culver is responsible for the remainder.

In addition, as the successor entity to Alberto-Culver after the Separation Transactions, the Company relies upon the prior year federal income tax returns of Alberto-Culver, and accounting methods established therein, for certain calculations that affect our current U.S. federal income tax liability.

In the event an additional U.S federal income tax liability related to the period prior to the Separation Transactions were determined, the Company will be jointly and severally liable for these taxes, and there can be no assurance that Alberto-Culver would be able to fulfill its indemnification obligations to the Company under the tax allocation agreement if Alberto-Culver was determined to be responsible for these taxes thereunder.

The IRS has previously audited the consolidated federal income tax returns of Alberto-Culver through the fiscal year ending September 30, 2004. The Company has not recorded a reserve for Alberto-Culver related liability because the Company believes any exposure is immaterial.

16. Acquisitions

On February 15, 2007, the Company entered into and completed an Agreement for the Sale and Purchase of the Entire Issued Share Capital of Chapelton 21 Limited (the "Agreement"), a private company limited by shares and incorporated in Scotland ("Salon Services") by and among Ogee Limited, an indirect subsidiary of the Company, and the registered shareholders of Salon Services. Pursuant to the Agreement, the Company acquired all of the issued share capital of Salon Services for an aggregate cash purchase price of approximately $57.7 million. Certain of the Company's subsidiaries financed the purchase price through a draw down of approximately $57.0 million under the ABL facility. In addition, the Company extinguished approximately $3.9 million of Salon Services' debt. Salon Services, through its direct and indirect subsidiaries including Salon Services (Hair and Beauty Supplies) Ltd., supplies professional hair and beauty products primarily to salon and spa operators and independent hair and beauty professionals in the United Kingdom, Germany, Ireland, Spain and Norway. Goodwill of $29.3 million and certain identifiable intangible assets of $17.6 million were recorded as a result of acquisition and are not expected to be deductible for tax purposes. Of this amount, $14.4 million was assigned to registered trade names and $3.2 million to other identifiable intangible assets, which will be amortized over a weighted average life of approximately five years. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of Salon Services have been included in the consolidated financial statements from the date of acquisition. Salon Services is included in the Sally Beauty Supply segment. Pro-forma information for Salon Services is not provided since it is not material to the Company's consolidated results of operations. The purchase price of Salon Services has been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. We expect that the final valuation of the acquired assets and liabilities will be completed during fiscal year 2008.

In addition, during fiscal year 2007 the Company made five other acquisitions, which were accounted for using the purchase method. None of these acquisitions individually had a material impact on the

Company's consolidated results of operations. The results of operations for one of the acquisitions are included in the Sally Beauty Supply segment. Such acquisition included the recording of: (i) goodwill in the amount of $1.5 million; and (ii) certain intangible assets of $0.6 million. The results of operations for the remaining acquisitions are included in the BSG segment, and these acquisitions included the recording of: (i) goodwill in the amount of $3.7 million; and (ii) certain intangible assets of $1.4 million. The intangible assets will be amortized over a weighted average life of approximately one year. We expect that the final valuation of the acquired assets and liabilities related to these transactions will be completed during fiscal year 2008.

On June 8, 2006, the Company acquired Salon Success, a U.K. based distributor of professional beauty products, in order to expand the geographic area served by BSG, for a total purchase price as of September 30, 2007, of $23.2 million. Approximately $1.8 million of the purchase price was to be paid in equal annual amounts over the three years following the closing of the acquisition. In accordance with the purchase agreement, additional consideration of up to $2.1 million, plus interest, may be paid over the same three-year period based on sales to a specific customer. As of September 30, 2007, approximately $1.2 million has been paid pursuant to this agreement. Goodwill of $11.6 million and certain identifiable intangible assets of $7.6 million were recorded as a result of the acquisition and are not expected to be deductible for tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of Salon Success have been included in the consolidated financial statements from the date of acquisition. Salon Success is included in the BSG segment. Pro-forma information for Salon Success is not provided since it is not material to the Company's consolidated results of operations. The purchase price of Salon Success has been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

On December 31, 2004, the Company acquired Innovation Successful Salon Services, Inc., XRG Enterprises, Inc., Artistic Salon Services, Inc., and Pacific Salon Services, Inc., full-service distributors of professional beauty products under common ownership (collectively referred to as CosmoProf), in order to continue to expand the geographic area served by Beauty Systems Group. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of CosmoProf have been included in the consolidated financial statements from the date of acquisition. CosmoProf is included in the BSG segment. The following table provides pro forma results for the fiscal year ended September 30, 2005 as if CosmoProf had been acquired on October 1, 2004 (in thousands). Anticipated cost savings and other effects of the integration of CosmoProf are not included in the pro forma results.

	2005
Pro-forma net sales	$2,278,690
Pro-forma net earnings	114,373

The valuation of identifiable intangible assets of Salon Services, Salon Success and CosmoProf was determined using discounted cash flow methods with the assistance of third party valuation experts. The acquired entities have been accounted for using the purchase method of accounting and, accordingly, the results of operations of the entities have been included in the consolidated financial statements since their respective dates of acquisition.

17. Related Party Transactions

In connection with the Separation Transactions, the Company terminated substantially all intercompany agreements with Alberto-Culver and its subsidiaries. All intercompany receivables, payables and loans between the Company, on the one hand, and Alberto-Culver and its subsidiaries, on the other hand, other than those specifically designated to survive following the Separation Transactions, were cancelled. In addition, the Company became the parent company for all U.S. tax returns which were filed under the employer identification number of Alberto-Culver prior to the completion of the Separation Transactions.

Prior to the Separation Transactions, the Company conducted business with, and/or had transactions with, Alberto-Culver and its subsidiaries.

In fiscal years 2007, 2006 and 2005, the Company purchased inventory from Alberto-Culver of approximately $3.7 million, $26.9 million and $28.3 million, respectively.

Current income taxes payable of approximately $54.4 million at September 30, 2006 were netted against the amounts due from Alberto-Culver in the accompanying consolidated balance sheets, as Alberto-Culver made income tax payments on behalf of the Company for primarily all of the Company's tax liabilities.

Alberto-Culver and its affiliates performed certain administrative services for the Company and incurred certain direct expenses on behalf of the Company. Charges for these services based on Alberto-Culver's direct and allocated expenses are included in selling, general and administrative expenses in the consolidated statements of earnings. In addition, certain subsidiaries of the Company had entered into consulting, business development, and advisory services agreements with Alberto-Culver, pursuant to which Alberto-Culver charged a sales-based service fee.

Costs for certain administrative services and other corporate functions and direct expenses incurred on behalf of the Company were allocated by Alberto-Culver to the Company based on the most relevant allocation method to the specific costs being allocated, and totaled $1.0 million, $13.5 million and $13.3 million in fiscal years 2007, 2006 and 2005, respectively. These amounts are classified as part of unallocated expenses for the Company's segment reporting purposes in Note 18. The costs for direct expenses incurred on behalf of the Company and certain administrative services and corporate functions were allocated based on specific identification of activities performed or costs incurred by Alberto-Culver on behalf of the Company. Costs of certain other administrative services and corporate functions that benefited the consolidated Alberto-Culver entity were allocated equally between the Company and Alberto-Culver's consumer products business. Management believes the methods of allocation used were reasonable. Management estimates that had the Company been operating as a stand-alone entity not affiliated with Alberto-Culver during fiscal years 2007, 2006 and 2005, the costs incurred for administrative services and certain other corporate functions and direct expenses incurred on behalf of the Company would have been approximately the same as the amount charged by Alberto-Culver.

Alberto-Culver also charged the Company a sales-based service fee under the consulting, business development and advisory services agreement between Alberto-Culver and certain subsidiaries of the Company. The sales-based service fees totaled $3.8 million, $28.9 million and $27.6 million in fiscal years 2007, 2006 and 2005, respectively. Management believes that had the Company been operating as a stand-alone entity not affiliated with Alberto-Culver during the fiscal years 2007, 2006 and 2005, the Company likely would not have needed to engage any third party or incur additional costs as a stand-alone company for the services provided to its subsidiaries under these agreements.

The Company also had an agreement with Alberto-Culver that required the Company to make equity distributions to Alberto-Culver whenever employees of the Company exercised Alberto-Culver stock options. During fiscal years 2007, 2006 and 2005, the Company paid $4.8 million, $5.7 million and $11.8 million, respectively, to Alberto-Culver in connection with this agreement.

The Company had various notes payable and borrowings under revolving credit facilities with affiliated companies at September 30, 2005. All notes payable to affiliated companies were subsequently repaid in

December, 2005. These borrowings bore interest at market rates and interest expense was approximately $0.4 million and $2.5 million for fiscal years 2006 and 2005, respectively.

The Company had a note receivable and receivables under a credit facility with an affiliated company at September 30, 2005. All notes receivables from affiliated companies were subsequently repaid in December, 2005. These receivables bore interest at market rates and the interest income was approximately $0.1 million and $0.7 million for fiscal years 2006 and 2005, respectively.

18. Business Segments and Geographic Area Information

The Company's business is organized into two separate segments: (i) Sally Beauty Supply, a domestic and international chain of cash and carry retail stores, which offers professional beauty supplies to both salon professionals and retail customers; and (ii) BSG, a full service beauty supply distributor, which offers professional brands of beauty products directly to salons through its own sales force and professional only stores in certain exclusive geographical territories in North America and parts of Europe.

In connection with the Separation Transactions, the Company's management evaluated the structure of its internal organization to identify and separate the costs incurred at the corporate level from the business units, as well as costs incurred that benefit both the Sally Beauty Supply and BSG segments. Accordingly, management has defined its reportable segments as Sally Beauty Supply and BSG, to report these segments separately from the Company's shared corporate expenses, and has revised the comparable prior years for comparability purposes.

The accounting policies of the segments are the same as described in the summary of significant accounting policies in Note 2. The Company does not sell between segments.

Business Segments Information

Segment data for the fiscal years ended September 30, 2007, 2006 and 2005 is as follows (in thousands):

	Year Ended September 30,		
	2007	2006	2005
Net sales:			
Sally Beauty Supply	$1,567,365	$1,419,332	$1,358,899
BSG	946,407	953,768	895,408
Total	$2,513,772	$2,373,100	$2,254,307
Earnings before provision for income taxes:			
Segment operating profit:			
Sally Beauty Supply	$ 273,364	$ 235,419	$ 222,679
BSG	64,652	88,445	71,210
Segment operating profit	338,016	323,864	293,889
Unallocated expenses(a)	(71,085)	(68,150)	(69,642)
Share-based compensation expense	(13,065)	(5,186)	—
Non-cash charge related to Alberto-Culver's conversion to one class of common stock	—	—	(4,051)
Sales based service fee charges by Alberto-Culver	(3,779)	(28,852)	(27,615)
Transaction expenses (b)	(21,502)	(41,475)	—
Interest expense, net of interest income	(145,972)	(92)	(2,966)
Total	$ 82,613	$ 180,109	$ 189,615
Identifiable assets:			
Sally Beauty Supply	$ 555,252	$ 448,737	$ 418,942
BSG	757,276	759,714	715,986
Sub-total	1,312,528	1,208,451	1,134,928
Shared services	91,975	119,600	56,345
Other corporate(c)	—	10,790	34,234
Sub-total	91,975	130,390	90,579
Total	$1,404,503	$1,338,841	$1,225,507
Depreciation and amortization:			
Sally Beauty Supply	$ 20,377	$ 18,762	$ 17,065
BSG	17,686	14,872	13,287
Corporate	4,542	4,398	3,554
Total	$ 42,605	$ 38,032	$ 33,906
Capital expenditures:			
Sally Beauty Supply	$ 20,831	$ 19,493	$ 16,235
BSG	27,941	8,748	12,703
Corporate	4,573	2,101	23,298
Total	$ 53,345	$ 30,342	$ 52,236

(a) Unallocated expenses consist of corporate and shared costs. The amounts include $1.0 million, $13.5 million and $13.3 million of overhead charges allocated from Alberto-Culver for fiscal years 2007, 2006 and 2005, respectively.

(b) Transaction expenses are one-time charges associated with the Separation Transactions in fiscal year 2007, and one-time charges associated with the termination of the agreement with Regis in fiscal year 2006. See Note 3 for additional information.

(c) Other corporate identifiable assets consist of amounts due from Alberto-Culver, deferred tax assets and notes receivable from affiliated companies.

Geographic Area Information

Geographic data for the fiscal years ended September 30, 2007, 2006 and 2005 is as follows (in thousands):

	Year Ended September 30,		
	2007	2006	2005
Net sales:(a)			
United States	$2,110,864	$2,106,525	$2,007,947
Foreign	402,908	266,575	246,360
Total	$2,513,772	$2,373,100	$2,254,307
Identifiable assets:			
United States	$ 972,094	$ 994,551	$ 963,528
Foreign	340,434	213,900	171,400
Shared services	91,975	119,600	56,345
Other corporate(b)	—	10,790	34,234
Total	$1,404,503	$1,338,841	$1,225,507

(a) Net sales are attributable to individual countries based on the location of the customer.

(b) Prior to the Separation Transactions, other corporate identifiable assets consisted of amounts due from Alberto-Culver, deferred tax assets and notes receivable from affiliated companies.

19. Quarterly Financial Data (Unaudited)

Unaudited quarterly consolidated statement of earnings information for the fiscal years ended September 30, 2007 and 2006 is summarized below (in thousands):

Fiscal Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007:				
Net sales	$629,879	$609,276	$634,880	$639,737
Gross profit	$284,492	$283,018	$290,887	$295,350
Net earnings	$ 3,141	$ 11,039	$ 13,448	$ 16,864
Earnings per common share(a)				
Basic	$ 0.02(b)	$ 0.06	$ 0.07	$ 0.09
Diluted	$ 0.02(b)	$ 0.06	$ 0.07	$ 0.09
2006:				
Net sales	$586,355	$581,101	$599,534	$606,110
Gross profit	$266,868	$269,959	$276,407	$273,537
Net earnings	$ 33,804	$ 31,175	$ 14,551	$ 30,663
Earnings per common share				
Basic	N/A	N/A	N/A	N/A
Diluted	N/A	N/A	N/A	N/A

(a) The sum of the quarterly earnings per share may not equal the full year amount, as the computations of the weighted-average number of common basic and diluted shares outstanding for each quarter and the full year are performed independently.

(b) Weighted average shares was calculated from November 16, 2006 through December 31, 2006, which represents the actual number of days that shares of the Company's common stock were publicly traded during the quarter.

Exhibit 31.1

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULES 13a-14(a) AND 15d-14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gary G. Winterhalter, certify that:

(1) I have reviewed this annual report on Form 10-K of Sally Beauty Holdings, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 29, 2007

By: /s/ GARY G. WINTERHALTER

Gary G. Winterhalter
Chief Executive Officer

Exhibit 31.2

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULES 13a-14(a) AND 15d-14(a),
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David L. Rea, certify that:

(1) I have reviewed this annual report on Form 10-K of Sally Beauty Holdings, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 29, 2007

By: /s/ DAVID L. REA

David L. Rea
Senior Vice President and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Sally Beauty Holdings, Inc. (the "Company") on Form 10-K for the fiscal year ended September 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary G. Winterhalter, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ GARY G. WINTERHALTER
Gary G. Winterhalter
Chief Executive Officer

Date: November 29, 2007

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Sally Beauty Holdings, Inc. (the "Company") on Form 10-K for the fiscal year ended September 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David L. Rea, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ DAVID L. REA

David L. Rea
Senior Vice President and Chief Financial Officer

Date: November 29, 2007

SALLYBEAUTY
HOLDINGS, INC.

3001 Colorado Boulevard, Denton, Texas 76210

To our Stockholders,

You are cordially invited to attend the annual meeting of stockholders of Sally Beauty Holdings, Inc., which will take place at the Sally Support Center, 3001 Colorado Boulevard, Denton, Texas 76210 on Thursday, January 24, 2008, at 9:00 a.m., local time. Details of the business to be conducted at the annual meeting are given in the Official Notice of the Meeting, Proxy Statement, and form of proxy enclosed with this letter.

Even if you intend to join us in person, we encourage you to vote in advance so that we will know that we have a quorum of stockholders for the meeting. When you vote in advance, please indicate your intention to personally attend the annual meeting. Please see the Question and Answer section on Page 3 of the enclosed Proxy Statement for instructions on how to obtain an admission ticket if you plan to personally attend the annual meeting.

Whether or not you are able to personally attend the annual meeting, it is important that your shares be represented and voted. Your prompt vote over the Internet, by telephone via toll-free number, or by written proxy will save us the expense and extra work of additional proxy solicitation. Voting by any of these methods at your earliest convenience will ensure your representation at the annual meeting if you choose not to attend in person. If you decide to attend the annual meeting, you will be able to vote in person, even if you have personally submitted your proxy. Please review the instructions on the proxy card or the information forwarded by your bank, broker, or other holder of record concerning each of these voting options.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the affairs of Sally Beauty Holdings, Inc.



James G. Berges
Chairman of the Board

December 7, 2007


SEC Mail
RECEIVED
PROCESSING
WASH. D.C.
186
SECTION

Sally Beauty Holdings, Inc.

3001 Colorado Boulevard, Denton, Texas 76210

Official Notice of Annual Meeting of Stockholders

To our Stockholders:

The annual meeting of stockholders of Sally Beauty Holdings, Inc. will take place at the Sally Support Center, 3001 Colorado Boulevard, Denton, Texas 76210 on Thursday, January 24, 2008, at 9:00 a.m., local time, for the purpose of considering and acting upon the following:

(1) The election of four directors for a three-year term; and

(2) The ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year 2008.

Only stockholders of record at the close of business on November 28, 2007 will be entitled to vote at the meeting.

By Order of the Board of Directors,



Raal H. Roos
Corporate Secretary

December 7, 2007

IMPORTANT:

If you plan to attend the annual meeting you must have an admission ticket or other proof of share ownership as of the record date. Please see the Question and Answer section on Page 3 of this Proxy Statement for instructions on how to obtain an admission ticket. Please note that the doors to the annual meeting will open at 8:00 a.m. and will close promptly at 9:00 a.m. Whether or not you expect to personally attend, we urge you to vote your shares at your earliest convenience to ensure the presence of a quorum at the meeting. Promptly voting your shares via the Internet, by telephone via toll-free number, or by signing, dating, and returning the enclosed proxy card will save us the expense and extra work of additional solicitation. Enclosed is an addressed, postage-paid envelope for those voting by mail in the United States. Because your proxy is revocable at your option, submitting your proxy now will not prevent you from voting your shares at the meeting if you desire to do so. Please refer to the voting instructions included on your proxy card or the voting instructions forwarded by your bank, broker, or other holder of record.

TABLE OF CONTENTS

Sally Beauty Holdings, Inc.

3001 Colorado Boulevard, Denton, Texas 76210

PROXY STATEMENT

Annual Meeting of Stockholders

January 24, 2008

This Proxy Statement is being furnished by Sally Beauty Holdings, Inc. ("we," "us," or the "Corporation") in connection with a solicitation of proxies by our Board of Directors to be voted at our annual meeting of stockholders to be held on January 24, 2008. Whether or not you personally attend, it is important that your shares be represented and voted at the annual meeting. Most stockholders have a choice of voting over the Internet, by using a toll-free telephone number, or by completing a proxy card and mailing it in the postage-paid envelope provided. Check your proxy card or the information forwarded by your bank, broker, or other stockholder of record to determine which voting options are available to you. Please be aware that if you vote over the Internet, you may incur costs such as telecommunication and Internet access charges for which you will be responsible. The Internet voting and telephone voting facilities for stockholders of record will be available until the annual meeting begins at 9:00 a.m., local time, on January 24, 2008. This Proxy Statement and the accompanying proxy card were first mailed on or about December 7, 2007.

SOLICITATION AND RATIFICATION OF PROXIES

If the enclosed form of proxy card is signed and returned, it will be voted as specified in the proxy, or, if no vote is specified, it will be voted FOR all nominees presented in Proposal 1 and FOR the proposal set forth in Proposal 2. If any matters that are not specifically set forth on the proxy card and in this Proxy Statement properly come to a vote at the meeting, the proxy holders will vote in accordance with their best judgments. At any time before it is exercised, you may revoke your proxy by timely delivery of written notice to our Corporate Secretary, by timely delivery of a properly executed, later-dated proxy (including an Internet or telephone vote), or by voting via ballot at the annual meeting. Voting in advance of the annual meeting will not limit your right to vote at the annual meeting if you decide to attend in person. If you are a beneficial owner, but your shares are registered in the name of a bank, broker, or other stockholder of record, the voting instructions form mailed to you with this Proxy Statement may not be used to vote in person at the annual meeting. Instead, to be able to vote in person at the annual meeting you must obtain, from the stockholder of record, a proxy in your name and present it at the meeting. See "Questions and Answers about the Meeting and Voting" in this Proxy Statement for an explanation of the term "stockholder of record."

The proxy accompanying this Proxy Statement is being solicited by our Board of Directors. We will bear the entire cost of this solicitation, including the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy, and any additional information furnished to stockholders. In addition to using the mail, proxies may be solicited by directors, executive officers, and other employees of Sally Beauty Holdings, Inc. or its subsidiaries, in person or by telephone. No additional compensation will be paid to our directors, executive officers, or other employees for these services. We will also request banks, brokers, and other stockholders of record to forward proxy materials, at our expense, to the beneficial owners of the shares. We have retained Mellon Investor Services LLC to assist us with the solicitation of proxies for an estimated fee of approximately $5,500, plus normal expenses not expected to exceed $2,500.

OUTSTANDING STOCK AND VOTING PROCEDURES

Outstanding Stock

The stockholders of record of our Common Stock at the close of business on November 28, 2007 will be entitled to vote in person or by proxy at the annual meeting. At that time, there were 181,445,894 shares of our Common Stock outstanding. Each stockholder will be entitled to one vote in person or by proxy for each share of Common Stock held. A quorum for the transaction of business shall be constituted by the presence at the annual meeting, in person or by proxy, of a majority of the outstanding shares of Common Stock entitled to vote. All shares for which proxies or voting instructions are returned are counted as present for purposes of determining the existence of a quorum at the annual meeting. Proxies or voting instructions returned by brokers who do not have discretionary authority to vote on a particular matter and who have not received voting instructions from their customers as to that matter, which we refer to as broker non-votes, will not be counted as votes on that matter.

Voting Procedures

Votes cast by proxy or in person at the meeting will be tabulated by the Inspector of Election from Computershare Trust Company, N.A. In addition, the following voting procedures will be in effect for each proposal described in this Proxy Statement:

Proposal 1. Nominees for available director positions must be elected by a plurality of the votes cast at the annual meeting. Abstentions will count as votes against the nominees. Broker non-votes will have no effect on the outcome of such vote because elections of directors are determined on the basis of votes cast, and broker non-votes are not counted as votes cast.

Proposal 2. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm requires the affirmative vote of a majority of the votes entitled to be cast by the shares of stock present in person or by proxy at the annual meeting and entitled to vote thereon. Abstentions would count as votes against the proposal. Broker non-votes will have no effect in determining whether the proposal has been approved.

If any other matters properly come before the meeting that are not specifically set forth on the proxy card and in this Proxy Statement, such matters shall be decided by the affirmative vote of a majority of the votes entitled to be cast by the shares of stock present in person or by proxy at the annual meeting and entitled to vote on the matter so proposed, unless otherwise provided in our Amended and Restated Certificate of Incorporation or Second Amended and Restated By-Laws or the Delaware General Corporation Law. None of the members of our Board have informed us in writing that they intend to oppose any action intended to be taken by us.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT SHALL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROXY STATEMENT.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

1. What is a proxy?

A proxy is your legal designation of another person, called a proxy holder, to vote the shares that you own. If you designate someone as your proxy holder in a written document, that document is called a proxy. We have designated Mark J. Flaherty, our Vice President, Controller and Chief Accounting Officer and Greg Coffey, our Vice President and Treasurer, to act as proxy holders at the annual meeting as to all shares for which proxies are returned or voting instructions are provided by Internet or telephonic voting.

2. What is a proxy statement?

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy card designating the proxy holders described above to vote on your behalf.

3. What is the difference between a stockholder of record and a stockholder who holds stock in street name, also called a "beneficial owner?"

- If your shares are registered in your name at Computershare Trust Company, N.A., you are a stockholder of record.
- If your shares are registered at Computershare Trust Company, N.A. in the name of a broker, bank, trustee, nominee, or other similar stockholder of record, your shares are held in street name and you are the beneficial owner of the shares.

4. How do you obtain an admission ticket to personally attend the annual meeting?

- *Stockholders of Record.* Your admission ticket is attached to your proxy card. You will need to bring it with you to the meeting.
- *Street Name Holders.* You will need to ask your broker or bank for an admission ticket in the form of a legal proxy and you will need to bring the legal proxy with you to the meeting. If you do not receive the legal proxy in time, bring your most recent brokerage statement with you to the meeting. We can use that to verify your ownership of Common Stock and admit you to the meeting; however, you will not be able to vote your shares at the meeting without a legal proxy. Please note that if you own shares in street name and you are issued a legal proxy, any previously executed proxy will be revoked and your vote will not be counted unless you appear at the meeting and vote in person.

Please note that whether you are a stockholder of record or street name holder, you will also need to bring a government-issued photo identification card to gain admission to the annual meeting.

5. What different methods can you use to vote?

- *By Written Proxy.* All stockholders may vote by mailing the written proxy card.
- *By Telephone and Internet Proxy.* All stockholders of record may also vote by telephone from the U.S. using the toll-free telephone number on the proxy card, or by the Internet, using the procedures and instructions described on the proxy card and other enclosures. Street name holders may vote by telephone or the Internet if their bank, broker, or other stockholder of record makes those methods available, in which case the bank, broker, or other stockholder of record will enclose the instructions with the Proxy Statement. The telephone and Internet voting procedures, including the use of control numbers, are designed to authenticate stockholders' identities, to allow stockholders to vote their shares, and to confirm that their instructions have been properly recorded.

- *In Person.* All stockholders may vote in person at the meeting (unless they are street name holders without a legal proxy, as described in question 4).

6. What is the record date and what does it mean?

The record date for the annual meeting is November 28, 2007. The record date is established by our Board of Directors as required by Delaware law. Stockholders of record at the close of business on the record date are entitled to receive notice of the annual meeting and to vote their shares at the meeting.

7. What are your voting choices for director nominees, and what vote is needed to elect directors?

For the vote on the election of the Class II director nominees to serve until the 2011 annual meeting, stockholders may:

- vote in favor of all nominees,
- vote to withhold votes from all nominees, or
- vote to withhold votes as to specific nominees, with the remainder of the nominees to be voted in favor.

Directors will be elected by a plurality of the votes cast in person or by proxy at the annual meeting. The Board recommends a vote "FOR" each of the director nominees.

8. What is a plurality of the votes?

In order to be elected, a director nominee does not have to receive a majority of the affirmative votes cast for directors. Instead, the three nominees elected are those who receive the most affirmative votes of all the votes cast on Proposal 1 in person or by proxy at the meeting.

9. What are your voting choices on the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year, and what vote is needed to ratify their appointment?

In the vote on the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year, stockholders may:

- vote in favor of the ratification,
- vote against the ratification, or
- abstain from voting on the ratification.

The proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm will require the affirmative vote of a majority of the votes entitled to be cast by the shares of stock present in person or by proxy at the annual meeting and entitled to vote thereon. The Board recommends a vote "FOR" proposal 2.

10. What if a stockholder does not specify a choice for a matter when returning a proxy?

Stockholders should specify their choice for each proposal described on the enclosed proxy. However, proxies that are signed and returned will be voted "FOR" proposals described in this proxy statement for which no specific instructions are given.

11. How are abstentions and broker non-votes counted?

Both abstentions and broker non-votes are counted as "present" for purposes of determining the existence of a quorum at the annual meeting. Abstentions will count as a vote against the nominees on Proposal 1 and as a vote against the proposal on Proposal 2. Broker non-votes will not be included in vote totals and will not affect the outcome of the vote on Proposals 1 and 2.

ELECTION OF DIRECTORS AND MANAGEMENT INFORMATION

Board Purpose and Structure

The mission of the Board is to provide strategic guidance to our management, to monitor the performance and ethical behavior of our management, and to maximize the long-term financial return to our stockholders, while considering and appropriately balancing the interests of other stakeholders and constituencies.

Background. Sally Beauty Supply began as a single store in New Orleans in 1964 and was purchased in 1969 by our former parent company, Alberto-Culver Company, which we refer to as Alberto-Culver. On November 16, 2006, we separated from Alberto-Culver and became an independent company traded on the NYSE. Our separation from Alberto-Culver and its consumer products-focused business was pursuant to an investment agreement, dated as of June 19, 2006, as amended, among us, Alberto-Culver, CDRS Acquisition LLC, which we refer to as CDRS, and others. We were formed as a Delaware corporation in June of 2006 in connection with the separation transaction to be the ultimate parent of Sally Beauty Supply LLC and Beauty Systems Group LLC, or BSG, and other subsidiaries following the separation.

In connection with our separation from Alberto-Culver, CDRS, and CD&R Parallel Fund VII, L.P., which we refer to as Parallel Fund and which we refer to together with CDRS as the CDR Investors, invested an aggregate of $575 million in cash equity, representing ownership subsequent to the separation of approximately 48% of the outstanding shares of our Common Stock on an undiluted basis.

Composition. Our Board of Directors consists of eleven individuals, in three staggered classes, as nearly equal in number as possible, seven of whom qualify as independent of us under the rules of the NYSE.

Stockholders Agreement. On November 16, 2006, in connection with our separation from Alberto-Culver, we, the CDR Investors and Mrs. Carol L. Bernick, Mr. Leonard H. Lavin and certain of our other stockholders, whom we refer to collectively as the Lavin family stockholders, entered into a stockholders agreement. The stockholders agreement provides that until the earlier of November 16, 2016 and the termination of the stockholders agreement, so long as the ownership percentage of the CDR Investors' and their affiliates' and their permitted transferees' shares of our Common Stock in the aggregate equals or exceeds the percentages set forth in the table below, CDRS will have the right to designate for nomination to our Board of Directors, a number of individuals, whom we refer to as CDRS designees, set forth opposite the applicable percentage:

Ownership Percentage	Number of Investor Designees
45% or greater	five individuals
less than 45% but equal to or greater than 35%	four individuals
less than 35% but equal to or greater than 25%	three individuals
less than 25% but equal to or greater than 15%	two individuals
less than 15% but equal to or greater than 5%	one individual

In addition, the stockholders agreement provides that:

- until the earlier of November 16, 2016 and the termination of the stockholders agreement, the CDRS designees who are members of the Nominating and Corporate Governance Committee of our Board of Directors (or if none remain, the remaining CDRS designees) will have the right to designate for nomination or appointment to our Board of Directors the individual to replace any CDRS designee upon his or her death, retirement, disqualification or removal (other than removal for cause) so long as CDRS has the right to designate such a member of our Board of Directors under the ownership percentages described above;
- our Board of Directors will have an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Executive Committee and Finance Committee, each of which will have four members, at least two of whom will be CDRS designees;
- each of the members of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will be independent of us under the rules of the NYSE; and
- a CDRS designee will chair our Compensation Committee, Nominating and Corporate Governance Committee and Finance Committee and all other committees will be chaired by a non-CDRS designee.

The governance provisions of the stockholders agreement will terminate upon the earlier to occur of November 16, 2016 and the date of termination of the stockholders agreement.

The stockholders agreement also contains certain restrictions on the ability of the CDRS and the Lavin family stockholders to dispose of their shares of our Common Stock. In addition, in connection with the separation transactions, CDRS and the Lavin family stockholders agreed to certain restrictions on their ability to acquire shares of our Common Stock.

Pursuant to our Second Amended and Restated By-Laws, our Board is "classified," which means it is divided into three classes of directors based on the expiration of their terms. Under the classified Board arrangement, directors are elected to terms that expire on the annual meeting date three years following the annual meeting at which they were elected, and the terms are "staggered" so that the terms of approximately one-third of the directors expire each year. Accordingly, this Proposal 1 seeks the election of four directors whose terms expire in 2008.

The terms of.four directors, Kathleen J. Affeldt, Walter L. Metcalfe, Jr., Edward W. Rabin and Gary G. Winterhalter, will expire at the annual meeting in 2008. Following the recommendations of our Nominating and Corporate Governance Committee, our Board of Directors has nominated Ms. Affeldt and Messrs. Metcalfe, Rabin and Winterhalter for election to a term that will expire at the annual meeting in 2011.

Unless otherwise indicated, all proxies that authorize the proxy holders to vote for the election of directors will be voted FOR the election of the nominees listed below. If a nominee becomes unavailable for election as a result of unforeseen circumstances, it is the intention of the proxy holders to vote for the election of such substitute nominee, if any, as the Board of Directors may propose. As of the date of this Proxy Statement each of the nominees has consented to serve and the Board is not aware of any circumstances that would cause a nominee to be unable to serve as a director.

PROPOSAL 1 — ELECTION OF DIRECTORS

Our Board of Directors has nominated the following directors for election. Each of the following nominees, a current director with a term expiring at the 2008 annual meeting, has furnished to us the following information with respect to his or her principal occupation or employment and principal directorships:

Class II — Directors with Terms Expiring in 2008

Kathleen J. Affeldt, Director, age 59. Ms. Affeldt retired from Lexmark International, a developer, manufacturer and supplier of printing and imaging solutions for offices and homes, in February 2003, where she had been Vice President of Human Resources since July 1996. She joined Lexmark when it became an independent company in 1991 as the Director of Human Resources. Ms. Affeldt began her career at IBM in 1969, specializing in sales of supply chain systems. She later held a number of human resources management positions. Ms. Affeldt has served as a director of SIRVA, Inc. and as chair of that Board's Compensation Committee. She currently serves as a director of BTE, Inc. and Whole Health, Inc.

Walter L. Metcalfe, Jr., Director, age 68. Mr. Metcalfe is the Senior Counsel of Bryan Cave LLP, an international law firm, and for ten years ending in September 2004 he served as its chairman and chief executive officer. Mr. Metcalfe, a former Chairman of the Board of Directors of the Federal Reserve Bank of St. Louis, holds a law degree from the University of Virginia where he was elected to the Order of the Coif.

Edward W. Rabin, Director, age 61. Mr. Rabin was President of Hyatt Hotels Corporation until 2006, having served in various senior management roles since joining the company in 1969. Mr. Rabin was a director of SMG Corporation from 1992 through June 2007. He is also a director of PrivateBancorp, Inc. and serves on its investment, compensation, nominating and corporate governance committees. Mr. Rabin is a director of WMS Industries Inc., serving as chair of its compensation committee and as a member of its audit committee. He is also a board member of Oneida Holdings, Inc., a private corporation. He is a board member and trustee of the Museum of Contemporary Art, Chicago and a consulting director of the Richard Gray Gallery, Chicago and New York. Mr. Rabin attended the Wharton School of Advanced Business Management and holds an honorary Masters in Business Administration from Florida State University.

Gary G. Winterhalter, President, Chief Executive Officer and Director, age 55. Mr. Winterhalter is the Company's President and Chief Executive Officer, as well as a director. Prior to our separation from Alberto-Culver, Mr. Winterhalter served as the President of Sally Holdings since May 2005. From January 2004 to May 2005, Mr. Winterhalter served as President, Sally Beauty Supply/BSG North America, and from January 1996 to January 2004, he served as President of Sally USA. Mr. Winterhalter also served in other operating positions with Alberto-Culver between 1987 and 1996.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

CONTINUING DIRECTORS

The background and business affiliations of our other directors, whose terms of service continue beyond 2008, are set forth below:

Class III — Directors with Terms Expiring in 2009

Donald J. Gogel, Director, age 58. Mr. Gogel is President and Chief Executive Officer of Clayton, Dubilier & Rice, Inc., a private equity investment firm. Prior to joining Clayton, Dubilier & Rice, Inc. in 1989, Mr. Gogel was a partner at McKinsey & Company, Inc. and a Managing Director at Kidder, Peabody & Company, Inc. He served as interim Chief Executive Officer of Kinko's in 1996. Mr. Gogel holds a B.A. degree from Harvard College, a graduate degree from Balliol College, Oxford University, where he was a Rhodes Scholar, and a J.D. degree from Harvard Law School.

Robert R. McMaster, Director, age 59. Mr. McMaster is a director of Dominion Homes, Inc. and a member of its audit committee and a director of Carpenter Technology Corporation and a member of its audit/finance committee. Mr. McMaster is also chairman of the audit committee of The Columbus Foundation, a charitable trust and nonprofit corporation. From May 2003 until June 2006, Mr. McMaster served as a director of American Eagle Outfitters, Inc. and as chairman of its audit committee and a member of its compensation committee. From January 2003 until February 2005, Mr. McMaster served as Chief Executive Officer of ASP Westward, LLC and ASP Westward, L.P. and from June 1997 until December 2002, Mr. McMaster served as Chief Executive Officer of Westward Communications Holdings, LLC and Westward Communications, L.P. Mr. McMaster is a former partner of KPMG LLP and a former member of its management committee.

Martha Miller de Lombera, Director, age 59. Ms. Miller de Lombera retired from The Procter & Gamble Company, a manufacturer and marketer of a broad range of consumer products, in 2001, following 25 years of service in various marketing and general management positions. At the time of her retirement, she was Vice President and General Manager — Latin American North Market Development Organization. Ms. Miller de Lombera is also a director of Nationwide Financial Services, Inc., where she is a member of its Finance Committee, and a director of Wal-Mart de Mexico, where she is a member of its Audit and Corporate Governance Committees. She was also formerly a director of Ryerson Inc., where she was a member of its Compensation and Nominating and Governance Committees.

Class I — Directors with Terms Expiring in 2010

James G. Berges, Director and Chairman of the Board, age 60. Mr. Berges is a partner at Clayton, Dubilier & Rice, Inc., a private equity investment firm. Mr. Berges was President of Emerson Electric Co. from 1999 until his retirement in 2005. Emerson Electric Co. is a global manufacturer of products, systems and services for industrial automation, process control, HVAC, electronics and communications, and appliances and tools. He is also a director of HD Supply, where he serves as Chairman of the Board, and PPG Industries, Inc., where he serves as a member of its Audit and Nominating and Governance Committees.

Marshall E. Eisenberg, Director, age 62. Mr. Eisenberg is a founding partner of the Chicago law firm of Neal, Gerber & Eisenberg LLP and has been a member of the firm's Executive Committee for the past 20 years. Mr. Eisenberg is Secretary of General Growth Properties, Inc. and a director of Engineered Controls International, Inc., Jel-Sert Company and Ygomi, Inc. Mr. Eisenberg has served on the Board of Visitors of the University of Illinois College of Law. Mr. Eisenberg received his J.D. degree with honors from the University of Illinois College of Law in 1971, where he served as a Notes and Comments Editor of the Law Review and was elected to the Order of the Coif.

John A. Miller, Director, age 54. Mr. Miller is the President and Chief Executive Officer of North American Corporation of Illinois, a multi-divisional company specializing in industrial paper products, packaging, printing and other commercial consumables. Mr. Miller has served as the President of North American Corporation of Illinois since 1987. Mr. Miller is also a director of Atlantic Premium Brands, Ltd., where he is a member of its Audit and Compensation Committees, and was formerly a director of Laureate Education, Inc., where he served on its Audit and Compensation Committees and was its lead director.

Richard J. Schnall, Director, age 38. Mr. Schnall is a partner at Clayton, Dubilier & Rice, Inc. Prior to joining Clayton, Dubilier & Rice, Inc. in 1996, he worked in the Investment Banking division of Donaldson, Lufkin & Jenrette, Inc. and Smith Barney & Co. Mr. Schnall is a limited partner of CD&R Associates VI Limited Partnership, a director and stockholder of CD&R Investment Associates VI, Inc. and a director of U.S. Foodservice. Mr. Schnall is a graduate of the Wharton School of Business at the University of Pennsylvania and holds a Masters of Business Administration from Harvard Business School.

INFORMATION REGARDING CORPORATE GOVERNANCE, THE BOARD, AND ITS COMMITTEES

We are committed to conducting our business in a way that reflects best practices and high standards of legal and ethical conduct. To that end, our Board of Directors has approved a comprehensive system of corporate governance documents. These documents meet or exceed the requirements established by the NYSE listing standards and by the SEC and are reviewed periodically and updated as necessary under the guidance of our Nominating and Corporate Governance Committee to reflect changes in regulatory requirements and evolving oversight practices. These policies embody the principles, policies, processes, and practices followed by our Board, executive officers and employees in governing us.

Code of Business Conduct and Ethics and Governance Guidelines

Our Board of Directors has adopted (a) Corporate Governance Guidelines and a (b) Code of Business Conduct and Ethics that apply to our directors, officers and employees. Copies of these documents and the committee charters are available on our website at www.sallybeautyholdings.com and are available in print to any person, without charge, upon written request to our Vice President of Investor Relations. We intend to disclose on our website at www.sallybeautyholdings.com any substantive amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics that applies to these individuals or persons performing similar functions. We have not incorporated by reference into this Proxy Statement the information included on or linked from our Web site, and you should not consider it to be part of this Proxy Statement.

Stockholder-Director Communications

Stockholders and other interested parties may contact any member (or all members) of our Board (including the non-management directors as a group, the presiding non-management director, any Board committee or any chair of any such committee) by addressing written correspondence to the attention of our General Counsel at 3001 Colorado Boulevard, Denton, Texas 76210. Our General Counsel will open all communications received for the sole purpose of determining whether the contents represent a message to our directors. Any contents that legitimately relate to our business and operations and that are not in the nature of advertising, promotions of a product or service, patently offensive material, charitable requests, repetitive materials, or designed to promote a political or similar agenda will be forwarded promptly to the addressee.

Director Independence

Our Board of Directors is comprised of one management director, Mr. Winterhalter, who is our President and CEO, and ten non-management directors. Three of our non-management directors (Chairman Berges and Messrs. Gogel and Schnall) are affiliated with Clayton, Dubilier & Rice, Inc., affiliates of which manage the CDR Investors, the beneficial owners of approximately 48% of our Common Stock. Under the Corporate Governance Guidelines, our directors are deemed independent if the Board has made an affirmative determination that such director has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). Our Board of Directors has affirmatively determined that Directors Affeldt, Eisenberg, McMaster, Metcalfe, Miller, Miller de Lombera, and Rabin satisfy the independence requirements of our Corporate Governance Guidelines, as well as the NYSE relating to directors. In addition, our Board of Directors has affirmatively determined that Messrs. McMaster, Eisenberg, Metcalfe and Miller are also "independent" under the SEC's standards for independent audit committee members, as discussed below. As part of its annual evaluation of director independence, the Board examined (among other things) whether any transactions or relationships exist currently (or existed during the past three years), between each independent director and us, our subsidiaries, affiliates, equity investors, or independent auditors and the nature of those relationships under the relevant NYSE and SEC standards. The Board also examined whether there are (or have been within the past year) any transactions or relationships between each independent director and members of the senior management of Sally Beauty Holdings, Inc. or its affiliates. As a result of this evaluation, the Board has affirmatively determined that Directors Affeldt, Eisenberg, McMaster, Metcalfe, Miller, Miller de Lombera, and Rabin are independent under those criteria.

Nomination of Directors

The Board of Directors is responsible for nominating directors for election by our stockholders and filling any vacancies on the Board of Directors that may occur. The Nominating and Corporate Governance Committee will be responsible for identifying individuals it believes are qualified to become members of the Board of Directors. In accordance with our Second Amended and Restated By-Laws, CDRS has the right to nominate a certain number of directors in proportion to its and its affiliates' ownership of specified percentages of our Common Stock. We anticipate that the Nominating and Corporate Governance Committee will consider recommendations for director nominees from a wide variety of sources, including other members of the Board of Directors, management, stockholders, and, if deemed appropriate, from professional search firms. The Nominating and Corporate Governance Committee will take into account the applicable requirements for directors under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the listing standards of the NYSE. In addition, we anticipate that the Nominating and Corporate Governance Committee may take into consideration such other factors and criteria as it deems appropriate in evaluating a candidate, including such candidate's judgment, skill, integrity, and business and other experience.

Stockholder Recommendations or Nominations for Director Candidates

Our Corporate Governance Guidelines provide that our Nominating and Corporate Governance Committee will accept for consideration submissions from stockholders of recommendations for the nomination of directors. Acceptance of a recommendation for consideration does not imply that the Nominating and Corporate Governance Committee will nominate the recommended candidate. Director nominations by a stockholder or group of stockholders for consideration by our stockholders at our annual meeting of stockholders, or at a special meeting of our stockholders that includes on its agenda the election of one or more directors, may be made pursuant to Section 1.06 of our Second Amended and Restated By-laws or as otherwise provided by law. Nominations pursuant to the Second Amended and Restated By-laws are made by delivering to our Secretary, within the time frame described in the Second Amended and Restated By-laws, all of the materials and information that the Second Amended and Restated By-laws require for director nominations by stockholders. All notices of intent to make a nomination for election as a director shall be accompanied by the written consent of each nominee to serve as a director.

Stockholders wishing to recommend or nominate a director must provide a written notice to our Corporate Secretary that includes a) the name, age, business address and residence address of the nominee(s), b) the principal occupation or employment of the nominee(s), c) the class or series and number of shares of Common Stock which are owned beneficially or of record by the nominee(s), d) a description of all arrangements or understandings between the stockholder and the nominee(s) pursuant to which nominations are to be made by the stockholder, and e) any other information relating to the nominee(s) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act.

Director Qualifications

In order to be recommended by the Nominating and Corporate Governance Committee, subject to the provisions of the stockholders agreement, our Corporate Governance Guidelines require that each candidate for director must, at a minimum, have integrity, be committed to act in the best interest of all of our stockholders, and be able and willing to devote the required amount of time to our affairs, including attendance at Board of Director meetings. In addition, the candidate cannot jeopardize the independence of a majority of the Board of Directors.

Our qualification guidelines also provide that each candidate should preferably also have the following qualifications: business experience, demonstrated leadership skills, experience on other boards, and skill sets that add to the value of our business.

Mandatory Retirement Age

Pursuant to our Corporate Governance Guidelines, it is the policy of the Board that no non-management director should serve for more than 15 years in that capacity or beyond the age of 72, except that, where that policy would result in multiple retirements in any 12-month period, the Board may request that a director who would otherwise be due to retire serve up to an additional 12 months.

Directors Who Change Their Present Job Responsibility

Pursuant to our Corporate Governance Guidelines, a director who experiences a significant change in job responsibilities or assignment will be required to submit a resignation to the Board. The remaining directors, upon recommendation of the Nominating and Corporate Governance Committee, will then determine the appropriateness of continued Board membership.

Self-Evaluation

The Nominating and Corporate Governance Committee will conduct a self-evaluation of the Board each year to determine whether the Board and its committees are functioning effectively. In addition, each Committee of the Board conducts a self-evaluation each year and reports its findings to the Board.

Board Meetings and Attendance

Pursuant to our Corporate Governance Guidelines, our directors are expected to:

- regularly attend meetings of the Board and the committees of which they are members (as well as each annual meeting of stockholders);

- spend the time needed to properly discharge their responsibilities;
- with respect to our non-management directors, meet at regularly scheduled executive sessions in which management does not participate;
- with respect to our independent directors, meet at least once a year in an executive session without management (for these sessions, the chairmanship of each session is determined on a rotating basis from among the chairs of the Audit, Compensation, and Nominating and Corporate Governance Committees).

In fiscal 2007, our Board of Directors met six times, our Audit Committee met ten times, our Compensation Committee met seven times, our Finance Committee met four times, and our Nominating and Corporate Governance Committee met four times. Our independent directors met in executive session five times, and the non-management directors met four times. During fiscal 2007, each of our directors attended at least 75% percent of the total number of meetings of the Board and each committee on which he or she served (during his or her service on such committee). In 2007, ten of eleven members of the Board attended the annual meeting of stockholders.

Committees of the Board of Directors

Pursuant to the Second Amended and Restated By-laws, our Board of Directors established the following committees:

- Audit Committee;
- Compensation Committee;
- Nominating and Corporate Governance Committee;
- Finance Committee; and
- Executive Committee.

The function of each committee is described below.

Each committee, pursuant to its charter adopted by the Board of Directors, consists of four members, of whom up to two are, and shall be, CDRS designees and at least two shall be, and are, non-CDRS designees. A CDRS designee is entitled under the stockholders agreement to chair the Compensation Committee, the Nominating and Corporate Governance Committee and the Finance Committee, and a non-CDRS designee is entitled to chair the Audit Committee and the Executive Committee.

Audit Committee. The Audit Committee consists of Mr. McMaster (chair), Mr. Eisenberg, Mr. Metcalfe and Mr. Miller. The Board of Directors has determined that each member of the Audit Committee is financially literate, that each member of the Audit Committee meets the independence requirements of the NYSE and Rule 10A-3 of the Exchange Act and that Mr. Eisenberg, Mr. McMaster and Mr. Miller each qualify as an "audit committee financial expert" under SEC rules.

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities for:

- the integrity of our financial statements;
- our compliance with legal and regulatory requirements;
- the independent auditor's qualifications and independence; and
- the performance of our internal audit function and independent auditors.

Pre-Approval Policy. The Audit Committee has established an Audit and Non-Audit Services Pre-Approval Policy to pre-approve all permissible audit and non-audit services provided by our independent auditors. We expect that on an annual basis, the Audit Committee will review and provide pre-approval for certain types of services that may be rendered by the independent auditors, together with a budget for the applicable fiscal year. The policy also requires the pre-approval of any fees that are in excess of the amount budgeted by the Audit Committee. The policy contains a provision delegating limited pre-approval authority to the chairman of the Audit Committee in instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The chairman of the Audit Committee is required to report on such pre-approvals at the next scheduled Audit Committee meeting.

The Audit Committee is governed by the Audit Committee charter, which was adopted by the Transactions Committee of the Board of Directors on November 16, 2006 and ratified, as amended, by the full Board of Directors on December 5, 2006. A copy of this charter is available on the corporate governance section of our Web site.

Compensation Committee. The Compensation Committee is composed of members who are considered independent under the independence requirements of the NYSE. The purpose of the Compensation Committee is to, among other things:

- review and approve corporate goals and objectives relevant to CEO compensation and evaluate the CEO's performance in light of those goals and objectives;
- determine and approve the CEO's compensation level based on this evaluation;
- approve compensation of other executive officers;
- review and recommend to the Board of Directors equity based incentive compensation plans in which executive officers will participate; and
- prepare the reports and analysis on executive compensation, which are required to be included in our annual proxy statements.

The Compensation Committee's processes for fulfilling its responsibilities and duties with respect to executive compensation and the role of our executive officers and management in the compensation process are each described under "Compensation Discussion and Analysis — Process for Determining Executive Compensation" beginning on page 19 of this Proxy Statement.

The Compensation Committee is governed by the Compensation Committee charter, which was adopted by the Transactions Committee of the Board of Directors on November 16, 2006 and ratified, as amended, by the full Board of Directors on December 5, 2006. A copy of this charter is available on the corporate governance section of our Web site.

Pursuant to its charter, the Compensation Committee may retain such compensation consultants, outside counsel and other advisors as it may deem appropriate in its sole discretion and it has the sole authority to approve related fees and other retention terms. As described in greater detail in "Compensation Discussion and Analysis — Process for Determining Executive Compensation" beginning on page 19 of this Proxy Statement, since our separation from Alberto-Culver in November 2006, the Compensation Committee has engaged an independent executive compensation consultant, Frederic W. Cook & Co., Inc., or Cook, to assist it in its review of our management compensation levels and programs to ensure that our executive compensation program is commensurate with those of public companies similar is size and scope to us. During its engagement, Cook has participated in meetings of the Compensation Committee and advised it with respect to compensation trends and practices, plan design, and the reasonableness of individual awards. Cook has not performed any services for our management.

The Compensation Committee consists of Ms. Affeldt (chair), Mr. Eisenberg, Ms. Miller de Lombera and Mr. Rabin.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of members who are considered independent under the independence requirements of the NYSE. The purpose of the Nominating and Corporate Governance committee is to, among other things:

- identify individuals qualified and suitable to become members of our Board of Directors and to recommend to our Board of Directors the director nominees for each annual meeting of stockholders;
- develop and recommend to our Board of Directors a set of corporate governance principles applicable to us; and
- oversee the evaluation of the Board of Directors and management.

The Nominating and Corporate Governance Committee is governed by the Nominating and Corporate Governance Committee charter, which was adopted by the Transactions Committee of the Board of Directors on November 16, 2006 and ratified by the full Board of Directors on December 5, 2006. A copy of this charter is available on the corporate governance section of our Web site.

The Nominating and Corporate Governance Committee consists of Mr. Metcalfe (chair), Ms. Affeldt, Ms. Miller de Lombera and Mr. Rabin.

Executive Committee. The purpose of the Executive Committee is to assist our Board of Directors with its responsibilities and, except as may be limited by law, our Amended and Restated Certificate of Incorporation or our Second Amended and Restated By-Laws, to exercise the powers and authority of our Board of Directors when it is not in session. The Executive Committee is governed by the Executive Committee charter, which was adopted by the Board of Directors on December 5, 2006. The Executive Committee consists of Mr. Berges (chair) and Messrs. Miller, Schnall and Winterhalter. A copy of this charter is available on the corporate governance section of our Web site.

Finance Committee. The purpose of the Finance Committee is to provide assistance to the Board of Directors in satisfying its fiduciary responsibilities relating to our financing strategy, financial policies and financial condition. The Finance Committee consists of Mr. Schnall (chair), and Messrs. Gogel, McMaster and Miller. The Finance Committee is governed by the Finance Committee charter, which was adopted by the Board of Directors on December 5, 2006 and amended on January 25, 2007. A copy of this charter is available on the corporate governance section of our Web site.

Director Indemnification Agreements

On December 5, 2006, our Board of Directors approved and authorized us to enter into an indemnification agreement with each member of the Board, including Mr. Winterhalter. The indemnification agreement is intended to provide directors with the maximum protection available under applicable law in connection with their services to us.

Each indemnification agreement provides, among other things, that subject to the procedures set forth therein, we will, to the fullest extent permitted by applicable law, indemnify an indemnitee if, by reason of such indemnitee's corporate status as a director, such indemnitee incurs any losses, liabilities, judgments, fines, penalties or amounts paid in settlement in connection with any threatened, pending or completed proceeding, whether of a civil, criminal administrative or investigative nature. In addition, each indemnification agreement provides for the advancement of expenses incurred by an indemnitee, subject to certain exceptions, in connection with any proceeding covered by the indemnification agreement. Each indemnification agreement also requires that we cover an indemnitee under liability insurance available to any of our directors, officers or employees.

No Material Proceedings

As of November 28, 2007, there are no material proceedings to which any of our directors, executive officers or affiliates, or any owner of record or beneficially of more than five percent of our Common Stock (or their associates) is a party adverse to us or has a material interest adverse to us.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No of member of our current Compensation Committee is or has been one of our officers or employees or has had any relationship requiring disclosure under SEC rules. In addition, during fiscal 2007, none of our executive officers served as:

- a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the entire board of directors) of another corporation, one of whose executive officers served on the Compensation Committee;
- a director of another corporation, one of whose executive officers served on the Compensation Committee; or
- a member of the compensation committee (or other board committee performing similar functions or, in the absence of such committee, the entire board of directors) of another corporation, one of whose executive officers served as one of our directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Statement of Policy with respect to Related Party Transactions

Our Board of Directors recognizes that related party transactions present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof) and therefore adopted a Statement of Policy with respect to Related Party Transactions. Under this policy, a "related party transaction" is defined as a transaction between us and any senior officer, director, a stockholder owning in excess of 5% of us, a person who is an immediate family member of a senior officer or director, or an entity owned or controlled by any such person, other than 1) transactions available to all employees generally, or 2) transactions involving less than $5,000 when aggregated with all similar transactions. Under this policy, any related party transaction must be approved by the relevant body (as described below) and disclosed to our stockholders. If the proposed transaction is not an employment arrangement, the transaction must be approved by either a) the Audit Committee of our Board of Directors, if the transaction is on terms comparable to those that could be obtained in arm's length dealing with an unrelated third party, or b) the disinterested members of our Board of Directors. If the transaction is an employment arrangement, the proposed transaction must be approved by the Compensation Committee. The letter agreement with Clayton, Dubilier, & Rice, Inc. described below was approved in accordance with our policy. A copy of our Statement of Policy with respect to Related Party Transactions is available on the corporate governance section of our Web site.

Separation from Alberto-Culver

In connection with our separation from Alberto-Culver, the CDR Investors invested an aggregate of $575.0 million in cash equity representing ownership of approximately 48.0% of the outstanding shares of our Common Stock on an undiluted basis. On November 16, 2006, pursuant to the investment agreement, we paid a transaction fee of $30.0 million to Clayton, Dubilier & Rice, Inc., the manager of both Clayton, Dubilier & Rice Fund VII, L.P., the sole member of CDRS, and Parallel Fund. In addition, as part of our agreement to bear the fees and expenses of CDRS incurred in connection with its investment, we paid CDRS $1.1 million, which is a portion of the expenses it incurred in connection with its investment in us.

Stockholders Agreement

On November 16, 2006, in connection with our separation from Alberto-Culver, we, the CDR Investors and the Lavin family stockholders entered into the stockholders agreement, which is described on page 5 of this Proxy Statement.

Letter Agreement with Clayton, Dubilier & Rice, Inc.

We are party to a letter agreement with Clayton, Dubilier & Rice, Inc., dated as of February 26, 2007, which we refer to as the CD&R letter agreement, pursuant to which we pay Clayton, Dubilier & Rice, Inc. $37,500 per calendar quarter for each of its professional employees who is designated by CDRS to serve on our Board of Directors. In addition, pursuant to the letter agreement, such designees will receive reimbursement for travel and other out-of-pocket expenses in the same manner as other directors except that to the extent that the Chairman of our Board of Directors remains a designee, such Chairman will be entitled to up to $150,000 per calendar year as reimbursement for actual private air travel expenses in lieu of any reimbursement based on the cost of commercial air travel. In consideration for these payments, Clayton, Dubilier & Rice, Inc. has waived, on behalf of such designees to the Board, any right to the payment of other compensation for such person's service as a director.

INFORMATION ON THE COMPENSATION OF DIRECTORS

Director Compensation Table(1)
(Dollar Figures Shown in Actual Dollars)

Name	Total Fees Earned or Paid in Cash ($)	Stock Awards ($)(4)	Option Awards ($)(5)	Total ($)
James G. Berges(2)	0	0	0	0
Kathleen J. Affeldt	67,231	69,995	16,758	153,984
Marshall E. Eisenberg	62,661	69,995	16,758	149,414
Donald J. Gogel(2)	0	0	0	0
Robert R. McMaster	70,421	69,995	16,758	157,174
Walter L. Metcalfe	68,041	69,995	16,758	154,794
John A. Miller	60,661	69,995	16,758	147,414
Martha Miller de Lombera	51,661	69,995	16,758	138,414
Edward W. Rabin	58,661	69,995	16,758	145,414
Richard J. Schnall(2)	0	0	0	0
Gary G. Winterhalter(3)	0	0	0	0

(1) During our 2007 fiscal year, we did not award any non-equity incentive plan compensation to, or maintain any pension or deferred compensation arrangements for, members of our Board of Directors.

(2) Messrs. Berges, Gogel and Schnall did not receive any compensation directly from us for their service as a director during our 2007 fiscal year. Messrs. Berges, Gogel and Schnall are affiliated with Clayton, Dubilier and Rice, Inc. and CDRS has designated Messrs. Berges, Gogel and Schnall to serve on our Board of Directors pursuant to the terms of the CD&R letter agreement. Under the CD&R letter agreement, we pay $37,500 per calendar quarter to CD&R for each employee of CD&R designated by CDRS to serve on our Board of Directors. In consideration for these payments, CD&R has waived, on behalf of the CDRS designees to our Board of Directors, any right to the payment of other compensation for each such person's service as a director.

(3) Mr. Winterhalter did not receive any compensation for his service as a director during our 2007 fiscal year.

(4) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007, in accordance with Financial Accounting Standards No. 123R, or SFAS 123R. As of September 30, 2007, each director, other than Messrs. Berges, Gogel, Schnall and Winterhalter, beneficially owned 7,945 restricted stock units which were vested but not yet delivered in shares and which were granted pursuant to the Sally Beauty Holdings, Inc. 2007 Omnibus Incentive Plan, which we refer to as the 2007 Omnibus Plan, and the Sally Beauty Holdings, Inc. Independent Director Compensation Policy, which we refer to as the Director Compensation Policy, approved by our Board of Directors on January 25, 2007.

(5) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007, in accordance with SFAS 123R. As of September 30, 2007, each director, other than Messrs. Berges, Gogel, Schnall and Winterhalter, had 19,055 option awards outstanding, 15,000 of which were granted pursuant to the 2003 Stock Option Plan for Non-Employee Directors and 4,055 of which were granted pursuant to the 2007 Omnibus Plan. As of September 30, 2007, Mr. Miller had an additional 61,129 options, which were received while Mr. Miller was a director of Alberto-Culver prior to our separation.

Narrative Discussion of Director Compensation Table

The following is a narrative discussion of the material factors which we believe are necessary to understand the information disclosed in the Director Compensation Table.

Cash Compensation

In 2007 and pursuant to our Director Compensation Policy, our non-employee directors who are not affiliated with Clayton, Dubilier & Rice, Inc. (currently Directors Affeldt, Eisenberg, McMaster, Metcalfe, Miller, Miller de Lombera and Rabin), which we refer to generally as our independent directors, each received an annual cash retainer of $35,000, payable in advance in four quarterly installments and pro-rated to reflect the number of days served as a director during our 2007 fiscal year. For in-person Board or committee meetings during our 2007 fiscal year, each independent director in attendance received $2,000. For telephonic Board or committee meetings for which minutes were kept during our 2007 fiscal year, each independent director in attendance received $1,000. During 2007, additional annual cash retainers were paid to each independent director who served as chairperson of the Audit Committee (Mr. McMaster), Compensation Committee (Ms. Affeldt), Nominating and Corporate Governance Committee (Mr. Metcalfe), or Finance Committee. This additional retainer was payable in advance in quarterly installments, in the following annualized amounts:

Audit Committee	$10,000
Compensation Committee	$ 7,500
Nominating & Corporate Governance Committee	$ 5,000
Finance Committee	$ 5,000

The amount paid during our 2007 fiscal year was for a partial year of service pro-rated to reflect the number of days served as the chairperson of our committees.

Equity-Based Compensation

Pursuant to our Director Compensation Policy, upon the appointment or election of a new independent director to the Board, the independent director receives an initial grant of options to purchase shares of our Common Stock. These options have a grant date present value equal to $70,000, and become exercisable in four equal annual installments beginning on the day before the first anniversary of the grant date. Options granted to independent directors under the 2007 Omnibus Plan have an exercise price per share equal to the closing price for our Common Stock on the NYSE on the grant date, and have a ten-year maximum term.

On December 5, 2006, our independent directors each received an initial grant of options to purchase 15,000 shares of our Common Stock pursuant to our 2003 Stock Option Plan for Non-Employee Directors, which grants exhausted the shares reserved for issuance under that plan. Because those grants had a grant date present value of less than $70,000 per independent director, on April 26, 2007, upon the approval of the 2007 Omnibus Plan by our stockholders, the independent directors received 4,055 additional options under the 2007 Omnibus Plan.

In addition, each independent director is granted an annual equity-based retainer award with a value at the time of issuance of approximately $70,000. Such award is normally made at the first meeting of our Board each fiscal year in the form of restricted stock units, which we refer to as RSUs, in accordance with the 2007 Omnibus Plan, which vest on the last day of such fiscal year. Independent directors whose service on our Board begins after the start of a fiscal year receive a grant of RSUs which is pro-rated to reflect the number of days remaining in such fiscal year. Upon vesting, such RSUs are retained by us as deferred stock units that are not distributed until six months after the independent director's service as a director terminates.

On July 25, 2007, our independent directors each received a grant of 7,945 RSUs pursuant to the 2007 Omnibus Plan. Such RSUs vested on September 30, 2007, yet are retained by us as deferred stock units that are not to be distributed until six months after the independent director's service as a director terminates.

Travel Expense Reimbursement

Each of our independent directors is entitled to reimbursement for reasonable travel expenses properly incurred in connection with their functions and duties as a director. With respect to air travel; reimbursements are limited to the cost of first-class commercial airline tickets for the trip. In addition, pursuant to the CD&R letter agreement, the CDRS designees to our Board (Messrs. Berges, Gogel and Schnall) received reimbursement for travel and other out-of-pocket expenses in the same manner as our independent directors except that the Chairman of the Board, who is a CDRS designee, was entitled to up to $150,000 per calendar year as reimbursement for actual private air travel expenses in lieu of any reimbursement based on the cost of commercial air travel.

COMPENSATION DISCUSSION AND ANALYSIS

Historical Overview and Transition to a Stand-Alone Public Company

For over 36 years, we operated as a subsidiary of Alberto-Culver. During that time, decisions regarding the compensation of our executive officers and the components of their compensation were made by the Alberto-Culver Compensation Committee or the management of Alberto-Culver. On November 16, 2006, after the start of our 2007 fiscal year on September 30, 2006, our business separated from Alberto-Culver and we became an independent, publicly-held corporation. Our Compensation Committee first met on December 4, 2006, more than two months into our 2007 fiscal year. Since that time, our Compensation Committee has made, and will continue to make, the determinations concerning the amount and form of our executive officers' compensation arrangements. As discussed below and due to these factors, our 2007 executive compensation program reflects a transition throughout fiscal 2007 from the legacy Alberto-Culver executive compensation arrangements to our new executive compensation program, which we believe is better-suited to our business and human resources objectives.

Philosophy/Objectives of Executive Compensation

To reflect our status as a newly independent public company, the Compensation Committee has developed a set of objectives to guide the design of our executive officer compensation plans and practices, including those for our CEO, CFO, and our three most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the 2007 fiscal year (which we refer to as our "named executive officers"). The Compensation Committee considers these objectives when making decisions regarding the forms, mix and amounts of compensation paid to our executive officers:

- **Attract, motivate and retain highly qualified individuals.** We believe it is important and in the best interest of our stockholders to attract, motivate and retain highly-talented executives to assist us in implementing our business strategy and achieving our objectives. To attract and retain highly-skilled leadership, our compensation arrangements must remain competitive with the compensation paid by other employers who compete with us for talent. Accordingly, the Compensation Committee benchmarks the components, mix and amounts of executive compensation to ascertain whether they are competitive in the marketplace. The Compensation Committee uses its discretion to vary executive officer pay from the targeted levels based on various factors, such as an executive officer's performance, responsibilities, experience and expected future contributions.
- **Align the interests of our executive officers more closely with those of our stockholders.** We believe that a good portion of the compensation that may be realized by our executive officers should be aligned with the interests of our stockholders, such that the upside value of these components increases as the value of our stock increases. Accordingly, our compensation program, and the mix of components of compensation paid to our executives, is weighted toward performance-based compensation, with base salary being the only component of an executive officer's direct compensation that is fixed each year. Other components, including annual bonus compensation and long-term incentive compensation, are subject to the achievement of financial and strategic business objectives and/or increases in stockholder value. The Compensation Committee believes this method of paying compensation will promote our long-term success and maximize stockholder returns.
- **Increase the personal stake of the executive officers in our continued success and growth by linking a significant portion of executive officers' compensation to our financial performance.** Our executive officers have roles and responsibilities that directly influence the achievement of our financial performance objectives that we consider to be key drivers of long-term stockholder value creation. Accordingly, the Compensation Committee believes that they should have a significant portion of their compensation dependent on whether those objectives are achieved. Our annual bonus compensation is subject to the achievement of our financial performance goals, subject to the discretion of our Compensation Committee.

Unless otherwise noted, the foregoing discussion describes the compensation objectives and policies which were utilized with respect to our named executive officers during 2007. In the future, as the Compensation Committee continues to review each element of our executive compensation program with respect to our named executive officers, the objectives of our executive compensation program, as well as the methods which the Compensation Committee utilizes to determine both the types and amounts of compensation to award to our named executive officers, may change.

Processes for Determining Executive Compensation

For our 2007 fiscal year, a substantial portion of our executive compensation decisions had been fixed by Alberto-Culver prior to our separation and after the beginning of our 2007 fiscal year on September 30, 2006. Our Compensation Committee first met on December 4, 2006, and continued to meet at various times throughout 2007, to set our overall executive compensation objectives, to address transition concepts in moving to a new executive compensation framework, to set our fiscal 2007 executive compensation arrangements to the extent undetermined, and to reward employees for their contributions to our initial achievements as a newly-independent public company. As discussed below, management and an independent compensation consultant assisted our Compensation Committee with this process.

For the 2008 fiscal year and going forward, the Compensation Committee begins the process for determining the amount and mix of total compensation to be paid to our executive officers in August of each year, and finalizes such amounts, together with the performance objectives for the upcoming fiscal year, in October of that year. This enables the Compensation Committee to examine and consider our financial performance, as well as the relative performance of the executive officers, during the previous fiscal year in establishing the upcoming fiscal year's compensation and performance goals. Throughout this process, the Compensation Committee also receives input from an independent compensation consultant as well as from members of management, as discussed below.

Role of Outside Compensation Consultant. The Compensation Committee retained the services of an independent consultant, Frederic W. Cook & Co., Inc., which we refer to as Cook, to assist it in its review of our management compensation levels and programs. Cook has been advising the Compensation Committee since our separation from Alberto-Culver on November 16, 2006, and was engaged by our incoming Chairman of the Board and the incoming Chair of our Compensation Committee prior to the separation. The Compensation Committee retained Cook based on their experience and expertise, and instructed them to prepare the appropriate data to assist the incoming Compensation Committee with its December 2006 executive compensation determinations for fiscal 2007 compensation. As part of this engagement, Cook assisted the Compensation Committee in the design of our current compensation program for executives, and continues to advise the Compensation Committee on the program, including with regard to performance measures and targets set from year to year for the annual cash incentive bonuses for executives. The Compensation Committee has directly engaged Cook to assist it with these same services for the 2008 fiscal year, based on their experience, expertise and familiarity with our company. Cook does not provide any services to our management, and does not provide any service to us, other than with respect to its role as the Compensation Committee's executive compensation consultant.

In its role as independent consultant to the Compensation Committee, Cook assists in benchmarking our compensation arrangements and aggregate equity compensation practices against public-companies similar in size and scope to our company. Cook obtained proxy data from the peer companies described below, as well as comparative compensation surveys from nationally recognized compensation consulting firms. In its fiscal 2007 analysis, Cook, with the approval of the Chairman of the Board and review by management, selected and utilized the 14 peer companies set forth below in its benchmarking analysis. These companies were selected based on similarity to us as measured by revenue, market capitalization, and retail line of business:

- Big Lots, Inc.
- Cost Plus, Inc.
- Dollar Tree Stores, Inc.
- Fred's, Inc.
- Longs Drug Stores Corp.
- Michaels Stores Inc.
- Pathmark Stores, Inc.
- Retail Ventures, Inc.
- Ross Stores, Inc.
- Stage Stores, Inc.
- Stein Mart, Inc.
- Tween Brands, Inc.
- United Natural Foods, Inc.
- Wild Oats Markets, Inc.

In terms of size, our revenues approximated the median and market capitalization was between the median and 75th percentile of the peer companies.

Role of Executive Officers and Company Personnel. Throughout its process, the Compensation Committee also considers the views and insights of our management, including our executive officers, in making compensation decisions. In particular, Gary Winterhalter, our President and CEO, who we refer to as the CEO, and Jim Biggerstaff, our Vice President of Human Resources, who we refer to our as our VP-HR, made recommendations to the Compensation Committee with regard to base pay levels and individual compensation targets for each executive officer based on each executive's experience, as well as our CEO's view as to the strategic importance of that executive's role, knowledge and performance. The Compensation Committee believes that Mr. Winterhalter's unique insight into our business and day-to-day interaction with our senior executives, combined with Mr. Biggerstaff's over 32 years of experience in human resources and compensation programs within our industry, provide valuable resources to the Compensation Committee with respect to our executive compensation programs. In addition, the performance metrics and targets approved by the Compensation Committee in December 2006 for the annual bonus component of the fiscal year 2007 compensation program were based on recommendations made to the Compensation Committee by the CEO and our then Chief Financial Officer. Furthermore, our Chairman of the Board, our CEO and other members of management generally attend Compensation Committee meetings to provide input on executive contributions, but no member of management participates in discussions with the Compensation Committee concerning their own compensation. The Compensation Committee also works closely with our internal legal, human resources, and finance personnel in establishing and monitoring our compensation programs. Our Senior Vice President and Chief Financial Officer provides the Compensation Committee with input on our financial performance and operational issues, and our General Counsel and Associate General Counsel provide input to the Compensation Committee regarding compliance with the laws and regulations applicable to executive compensation.

In addition, the Chairwoman of our Compensation Committee has significant professional experience in human resources and management of professionals, and all of our committee members have significant experience with regard to the oversight of executive compensation practices of large publicly-traded companies. The Compensation Committee believes that this experience provides these individuals with a frame of reference within which to evaluate our executive compensation programs and practices.

Total Compensation Review. The Compensation Committee's decisions on executive compensation for 2007 were focused on transitioning to a new executive compensation framework that supports our business strategies and human resources objectives. When the Compensation Committee considered the compensation arrangements for our executive officers for the 2008 fiscal year, it also reviewed a tally sheet that contained information regarding, among other things:

- each executive officer's compensation since the separation;
- each executive officer's length of service with us;
- the type and amount of long-term incentive awards granted to each executive officer in the previous three years;
- the type and amounts of our equity securities, both vested and unvested, owned by each executive officer as of the end of the most recently completed fiscal year;
- the proceeds realized by each executive officer from option exercises since the separation;
- perquisites and other compensation paid to the executive officer in the previous year; and
- the severance payments and other payments to which each executive officer would be entitled to receive upon the occurrence of certain events, taking into account the proposed compensation to be paid to such executive officer for the new fiscal year.

The Compensation Committee believes that tally sheets are important to understand the total compensation paid and, in certain circumstances, payable to, our executive officers, and utilizes the tally sheets to ascertain whether the various forms, targets, mix, and amounts of compensation paid and payable to our executive officers remain consistent with the compensation objectives established by the Compensation Committee. The Compensation Committee strives to make decisions on each element of executive compensation while reflecting on that officer's entire compensation package, meaning that decisions on one element (e.g. base salary) are intended to reflect decisions made on other elements (e.g. long-term incentives). Based upon input received from Cook, the Compensation Committee believes that this program balances both the mix of cash and equity compensation, the mix of currently-paid and longer-term compensation, and the security of severance and change-in-control benefits in a way that furthers the compensation objectives discussed above.

Compensation Components for Fiscal 2007

Total compensation for each of the named executive officers consists of the following components:

- Base salary, which is paid in cash;
- Annual cash incentive bonus, which is performance-based;
- Equity-based long-term incentive compensation (primarily stock options); and
- Benefits and Perquisites;

In addition, we have entered into severance and change in control arrangements with our named executive officers, as more fully described below.

Components of Executive Compensation for Fiscal 2007

Base Salary. While the Compensation Committee believes that a substantial portion of each executive officer's total compensation should be "at-risk," the Compensation Committee also believes it important that base salaries are competitive with market practices for attraction and retention purposes and adequately compensate executive officers for their roles, responsibilities, experience and performance. The base salary for each of our executive officers is determined annually by the Compensation Committee (unless market conditions or changes in responsibilities merit mid-year changes) and represents the guaranteed portion of their total compensation. Base salary, except as noted below, is targeted at or near the median of the 14 peer group companies noted above. Base salary is intended to reward the performance of each executive officer relative to his position with us, and is viewed by the Compensation Committee as a key aspect of our retention efforts. At the start of our 2007 fiscal year, these base salaries were set by Alberto-Culver. At the initial meeting of our Compensation Committee in December 2006, the Compensation Committee reviewed:

- The named executive officer's historical performance in his position with us, based upon the input received from Mr. Winterhalter with respect to each executive officer (other than himself, as that input in his case was received from the full Board of Directors);
- Mr. Winterhalter's recommendations as to the proposed base salary, other than his own (in his case, such recommendation was received from the Chairman of the Board);
- Our financial and operational performance; and
- The competitive data provided by Cook, as described above.

In evaluating each executive officer's performance in his position with us, the Compensation Committee relies primarily on the input received from Mr. Winterhalter, who evaluates the performance of each executive officer in his position based on subjective factors. The subjective factors considered by Mr. Winterhalter include whether the executive officer met the operational goals set for him or her and the financial performance within the area of responsibility of the executive officer.

In December 2006, the Compensation Committee reviewed market data on the peer companies noted above to ascertain whether any changes to the base salaries for the executive officers were needed more than two months into the 2007 fiscal year to align our executive team with the market. After evaluating the increased responsibilities following our separation from Alberto-Culver in becoming the CEO of an independent publicly traded company and considering the competitive data provided by Cook, the Compensation Committee determined it was advisable to increase the base salary of Mr. Winterhalter from $650,000 to $725,000 per annum. This adjustment placed Mr. Winterhalter's base salary below the median of our peer group, as the Compensation Committee determined that it was advisable to provide above-median long-term equity incentive opportunities to Mr. Winterhalter to more strongly align his compensation with the interests of long-term stockholders. The Compensation Committee did not increase the base salary levels for any other named executive officer, as these salaries were aligned with the median of our peer group. Mr. Rea joined us in January of 2007 and was provided a base salary of $450,000 per annum (or approximately the median of our peer group), which was determined based upon negotiations with Mr. Rea and a review of the competitive data provided by Cook.

The Compensation Committee believes that the base salaries paid to our named executive officers during fiscal 2007 were appropriate to facilitate our ability to attract, retain and motivate our named executive officers with annual compensation minimums that are competitive with those offered by the peer companies identified above. For a description of the base salaries paid to our named executive officers during 2007, please see the Summary Compensation Table on page 33 of this proxy statement.

Annual Bonus. The Compensation Committee believes that providing and paying annual cash incentive bonuses facilitates the communication of short-term objectives that are important to our success, and motivates our executive officers to attain those objectives on a short-term basis. The Compensation Committee believes that the payment of cash incentive bonuses is appropriate to promote our interests and those of our stockholders by providing our named executive officers with short-term financial awards upon the achievement of specified financial and individualized objectives (which the Compensation Committee believes increases the value of our stock), while at the same time attracting and retaining our named executive officers by providing attractive compensation opportunities.

Alberto MIP. All annual cash incentive bonus awards for our named executive officers during the 2007 fiscal year were made under the Alberto-Culver Company Management Incentive Plan, which we call the Alberto MIP. The Alberto MIP was approved by the Alberto-Culver stockholders, and is a "legacy" plan which continued as our own plan upon our separation from Alberto-Culver. Awards earned under the Alberto MIP are intended to qualify for the "performance-based compensation" exemption from the deduction limitation provisions of Section 162(m) of the Internal Revenue Code.

Maximum annual bonuses are payable under the Alberto MIP if a threshold level of financial performance is achieved. The Alberto MIP provides that the maximum award that can be made to each executive officer is the lesser of $4.0 million or 200% of such participant's base salary. Our Compensation Committee then uses "negative discretion" to reduce these maximum awards, as appropriate, based on our financial performance relative to pre-determined goals set forth by the Compensation Committee and based on a discretionary evaluation of corporate and individual performance by the Compensation Committee.

In December 2006, the Compensation Committee determined that an adjusted EBITDA measure should be used as the performance measure under the Alberto MIP for the 2007 fiscal year. The Compensation Committee believes adjusted EBITDA provides a meaningful measure of our ability to meet future debt service, capital expenditures and working capital requirements, is an effective motivator because it is closely linked to stockholder value, and is easily understood by eligible executives. In determining the dollar amount of adjusted EBITDA target for the 2007 fiscal year, the

Compensation Committee considered the expectations for our profitability for the 2007 fiscal year based on the input received from management. Following that input, the Compensation Committee set a threshold performance goal of $285 million in adjusted EBITDA (excluding unbudgeted acquisitions) for fiscal 2007 as the minimum performance target necessary for an executive officer to receive an annual bonus under the Alberto MIP. For fiscal 2007, our Adjusted EBITDA was $309.5 million, which was above the $285 million target. Accordingly, maximum awards (described above) were funded under the Alberto MIP, subject to reduction as described below.

Specific and Individualized Performance Targets Under the Alberto MIP. While the Alberto MIP provides for maximum amounts that may be paid to an executive officer in the event that the threshold Adjusted EBITDA target (discussed above) is met, the Alberto MIP contemplates, and the Compensation Committee believes, that an individual executive officer's actual annual bonus award should be more directly tied to his or her individual performance and the Compensation Committee's exercise of discretion generally (although the Compensation Committee cannot exercise discretion to increase the amount of an executive's maximum bonus opportunity identified in the Alberto MIP). Accordingly, the Compensation Committee established certain performance criteria for each individual executive officer which, if satisfied, would enable the executive officer to earn targeted (below maximum) awards under the Alberto MIP for 2007 (we refer to these criteria as the Sally 2007 MIP). In effect, the Sally 2007 MIP criteria constitute factors used by the Compensation Committee in exercising its negative discretion as to the amount of the bonuses, if any, that would be awarded under the Alberto MIP.

The Compensation Committee determined that, if the Sally 2007 MIP minimum criteria were satisfied, an executive would be entitled to receive a targeted bonus amount under the Alberto MIP, expressed as a percentage of the executive's base salary, which, in each case, was less than the maximum amount that could be paid to the executive under the terms of the Alberto MIP. Mr. Winterhalter and our VP-HR made recommendations to the Compensation Committee on the percentage of each executive officer's base salary to be targeted, based on job responsibilities and peer group data provided by Cook. The Compensation Committee set these bonus targets for our executives so that the total annual cash compensation was near the median of the peer companies described above (other than for Mr. Winterhalter, whose annual bonus opportunity was set at less than the median in consideration of his proposed equity package, as discussed above). The bonus targets for the named executive officers under the Sally 2007 MIP (expressed as a percentage of base salary) were established at 100 percent for Mr. Winterhalter, and 60 percent for our other named executive officers.

In establishing the performance objectives in consultation with Cook, the Compensation Committee determined that the 2007 Sally MIP minimum criteria for our executive officers should place the primary emphasis on financial performance objectives (as an entity or, in some cases as set forth below, as a business unit), while at the same time providing an incentive to our executive officers to meet individual performance objectives. Accordingly, after receiving input from Cook, the Compensation Committee determined that, in order for an executive to receive 100% of their target bonus, the target level of financial performance needed to be achieved. In setting the financial performance targets under the Sally 2007 MIP minimum criteria, the Compensation Committee reviewed with Mr. Winterhalter and our then-Chief Financial Officer our financial projections for the 2007 fiscal year. After the relevant financial performance metrics are satisfied, each individual officer's receipt of the award for which he or she qualifies was further contingent on the satisfaction of key focus areas and operational performance metrics specific to each individual. These individual performance metrics were set by our CEO after consideration of his desired objectives from each executive officer. For the CEO, these individual objectives were set by the Compensation Committee after consultation with our Chairman of the Board and a discussion of desirable performance objectives. The Compensation Committee believed that structuring these minimum award criteria in such a manner was consistent with our stated compensation objectives, in that the bonus could only be received if the financial performance measure was obtained (assuming satisfaction of the Alberto MIP's adjusted EBITDA target), thus linking the executive's compensation to performance, while acting as a retention tool, in that the executive could only receive the award in the event the executive remained in our employ after the end of the 2007 fiscal year, when the bonuses are paid.

The Sally 2007 MIP minimum criteria consisted of:

- Financial Objectives — measured with reference to the annual operating plan goals for sales (excluding unbudgeted acquisitions), adjusted EBITDA (calculated in the manner in which we publicly announce that non-GAAP measure) and working capital as a percentage of revenue. For heads of a business unit, these metrics were expressed as that segment's portion of our annual operating plan goals. The percentage allocation of the various financial objectives represents the Compensation Committee's determination regarding the relative importance of each target to our overall financial performance.
- Individual Objectives — established based on key focus areas and operational performance objectives specific to each individual.

For our executive officers, the Compensation Committee established the financial performance metrics under the Sally 2007 MIP minimum criteria as follows: 30% based on sales (with a target of approximately $2.49 billion for Messrs. Winterhalter, Rea and Lowery, approximately $836 million of BSG Sales (excluding our Armstrong McCall division) for Mr. Golliher, and approximately $1.3 billion of Sally US and Canada sales for Mr. Spinozzi), 40% based on Adjusted EBITDA (with a target of approximately $333 million for Messrs. Winterhalter, Rea and Lowery, approximately $91 million of BSG adjusted EBITDA (excluding our Armstrong McCall division) for Mr. Golliher and approximately $246 million of Sally USA and Canada adjusted EBITDA for Mr. Spinozzi), and 30% based on working capital (with a target of approximately 15.3% for Sally and 23.9% of BSG for Messrs. Winterhalter, Rea and Lowery, approximately 23.9% of BSG (excluding our Armstrong McCall division) for Mr. Golliher and approximately 14.2% of Sally USA and Canada for Mr. Spinozzi). The Compensation Committee believes that our sales, excluding unbudgeted acquisitions, are a valuable measure to utilize in determining incentive compensation, as it provides consistency and comparability in our financial reporting and therefore links the compensation of our executive officers with our financial performance. The Compensation Committee believes adjusted EBITDA provides a meaningful measure of our ability to meet our future debt service, capital expenditures and working capital requirements, is an effective motivator because is closely linked to stockholder value and is easily understood by executive officers. For incentive award purposes, we calculate adjusted EBITDA in the same manner as we publicly report that non-GAAP financial measure to the public. The Compensation Committee believes that our working capital target (expressed as a percentage of sales) is an effective motivator as it provides a meaningful measure of the capital employed in our business, therefore linking it closely to stockholder value. We use this measure as a means to reward employees for decreasing the level of capital needed to effectively run the business so that any additional cash could be used for other value creating purposes, such as the repayment of debt, acquisitions, or additional stores. We define this working capital target as the 12-month average value of inventory and accounts receivable minus accounts payable expressed as a percentage of sales for the corresponding fiscal year period. Under the Sally 2007 MIP minimum criteria, the minimum payouts, by percentage, can range from zero to 200% of target by category, depending on the applicable performance. For a description of the annual cash incentive bonuses paid under the Sally 2007 MIP, please see footnotes 7-11 of the Summary Compensation Table on page 34 of this proxy statement.

During fiscal year 2007, it became apparent that, generally, many of the individual financial performance targets under the Sally 2007 MIP minimum criteria set by the Compensation Committee in December 2006 would not be achieved, due primarily to the loss of certain L'Oreal distribution rights in late December 2006 that was the result of a strategic decision made by L'Oreal regarding the distribution of its professional brands that was beyond our control. In September of 2007, the

Compensation Committee decided, upon the recommendation of Mr. Winterhalter and after discussions held at various Compensation Committee meetings throughout the year, that provision should be made for a cash incentive bonus for certain of our executives, including certain of our named executive officers. The Compensation Committee felt it appropriate to reward our executives for acting aggressively and appropriately in developing and delivering on our business strategies in recovering from the developments with L'Oreal. The Compensation Committee also believed that providing this additional bonus opportunity served to link the executive's compensation to performance, in that continuing to position us (and particularly our BSG segment) for future growth in this environment was of critical importance to our stockholders.

Accordingly, in October of 2007 the Compensation Committee awarded discretionary bonuses to certain of our executives, including certain of our named executive officers, using the discretion provided under the Alberto MIP. The award of these discretionary bonuses was contingent upon our achieving the $285 million in Adjusted EBITDA target under the Alberto MIP, which, as noted above, was achieved. These discretionary bonuses were designed to reward these named executive officers (specifically Messrs. Winterhalter, Rea, Golliher and Lowery) for their significant contributions during the year, without unfairly penalizing them as a result of the L'Oreal development. For a description of the discretionary bonuses paid under the Alberto Culver MIP, please see footnotes 7-11 of the Summary Compensation Table on page 34 of this proxy statement. In determining the amount of the discretionary bonuses awarded to these executive officers, the Compensation Committee primarily relied on Mr. Winterhalter (except with respect to Mr. Winterhalter's award, which was recommended by the Chairman of the Board). These recommendations to the Compensation Committee were based on Mr. Winterhalter's (or, in the case of Mr. Winterhalter's discretionary bonus, Mr. Berges') subjective analysis of the total bonus amount that should be paid to the executive officers, reflecting, in his views, the individual executive officer's contributions to our corporate objectives.

Prior to the payment of the annual bonus awards under the Alberto MIP, the Compensation Committee reviewed the fiscal year business results and determined whether the Alberto MIP performance objective was met and to what extent the Sally 2007 MIP minimum criteria were met. During this review, the Compensation Committee met with Mr. Winterhalter to discuss his performance reviews of the executive officers and with the Chairman of the Board to discuss the Board's review of the CEO (without the CEO being present). This review is generally performed in the first quarter of each year and the payout typically occurs shortly thereafter. For a description of the total annual bonuses paid under the Alberto MIP for 2007, please see the Summary Compensation Table on page 33 of this proxy statement.

For 2008 and beyond, annual cash incentive bonuses will be made pursuant to the Sally Beauty Holdings Inc. Annual Incentive Plan, which we refer to as the AIP, which was approved by our stockholders on April 26, 2007 and replaces the Alberto-Culver MIP. The Compensation Committee believes the AIP will assist us in attracting and retaining executives as well as motivating these executives to promote our profitability and revenue growth, by virtue of the ability to grant awards of incentive compensation that satisfy the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code.

Long-Term Incentive (Equity) Compensation. The Compensation Committee believes that equity-based compensation awards foster and promote our long-term financial success by linking the interests of our executive management team with our stockholders. The Compensation Committee also believes that increasing the personal equity stake of our executive officers in our continued success and growth can potentially materially increase stockholder value. Equity-based compensation awards also enable us to attract and retain the services of an outstanding management team, upon which the success of our operations are largely dependent. Options to purchase our Common Stock are the primary equity compensation vehicle utilized by the Compensation Committee, as the Compensation Committee believes the award of options align the interests of these individuals with the interests of our stockholders and our growth in real value over the long-term, as the benefits of these awards can only be realized with an appreciation of the price of our Common Stock.

Grant Practices for Equity-Based Awards. The Compensation Committee's policy regarding options is to grant options on the day it approves the grant, with an exercise price determined in accordance with the terms of the 2007 Omnibus Plan, equal to the closing price of our Common Stock on that date. Other than special one-time grants, such as at the time of a new hire, the Compensation Committee intends to grant equity awards to its executive officers once a year — under the 2007 Omnibus Plan — and such grants will generally be made at the same time the Compensation Committee approves the annual bonus award targets under the AIP for the fiscal year. These actions will generally occur within the first month of the fiscal year.

As discussed below, in connection with our transition to a newly-public company, the Compensation Committee made three equity grants to executive officers that were not in the first month of the fiscal year:

- In December 2006, the Compensation Committee made the Founder's Grants, as described below;
- In January 2007, the Compensation Committee made grants of restricted stock to Mr. Winterhalter and to Mr. Rea. The Compensation Committee determined to grant restricted stock to Mr. Winterhalter to increase his carried interest level to above the median of the 14 peer group companies noted above after reviewing market data concerning carried interest levels (a measure of the executive's actual and potential stock ownership levels), as provided by Cook, and in consideration of his increased responsibilities following our separation from Alberto-Culver in becoming the CEO of an independent publicly traded company. Mr. Rea's award was made as part of his hiring package. These restricted shares provide for a five-year vesting period beginning one year from the grant date, with one fifth of each such grant vesting each year. As provided in the grant, if their employment terminates for any reason other than death or disability, any unvested portion of these restricted shares will be forfeited upon such termination; and
- In April 2007, the Compensation Committee made the regular 2007 fiscal year grants that could not be made until stockholder approval of the 2007 Omnibus Plan, as described below. Under Alberto-Culver, equity grants were normally made in October of each year and, if the separation had not occurred, would have been made in October of 2006.

For each option grant we make, our VP-HR uses the Black-Scholes option pricing model to make a recommendation to our CEO regarding the number of options that he might propose that the Compensation Committee grant to each of the grantees, taking into consideration the rate of base pay for each individual and the amount of the proposed award as a percentage of base salary. Our CEO then makes a grant recommendation for each of the grantees, including the named executive officers other than himself, to the Compensation Committee based on this analysis, consideration of the value of the option grants that the individual received in prior years, the competitive market data provided by Cook and his views as to the individual's expected future contribution to our business results. The Chairman of the Board makes a recommendation to the Compensation Committee for the CEO based on competitive market data provided by Cook and reviewed by the Chairman of the Board. The Compensation Committee, which considers the CEO's recommendations and the long-term incentive opportunity market data provided by Cook as well as the competitive data provided by Cook regarding aggregate share usage and costs associated with equity grants, is ultimately responsible for determining the number of options to be awarded and for approving each grant.

2007 Equity Awards. During 2007, the Compensation Committee granted equity-based incentives under both legacy Alberto-Culver plans and the 2007 Omnibus Plan, as follows:

Legacy Awards. At the time of the separation, all of the outstanding Alberto-Culver stock options and restricted shares held by our employees vested and were converted into fully-vested options to purchase our Common Stock and unrestricted shares of our Common Stock. The Compensation Committee considered this vesting event significant, as it negated the retention component of these legacy awards previously made by Alberto-Culver.

Founder's Grants. Following our separation from Alberto-Culver, the Compensation Committee approved stock option grants to each of the executive officers and certain other employees under the Alberto-Culver Employee Stock Option Plan of 2003, or the ACSOP, which was approved by the Alberto-Culver stockholders and is a legacy plan which continued as our own plan upon our separation from Alberto-Culver. We utilized the ACSOP for awards made prior to the approval of the 2007 Omnibus Plan by our stockholders in April of 2007. These awards were intended to mark our establishment as an independent publicly traded company, to strengthen the retention value of the compensation program by providing time-vested awards and to align the interests of our key employees with those of our stockholders, as the benefits of these awards can only be realized with an appreciation of the price of our Common Stock. With respect to these grants, the Compensation Committee gave consideration to employees who had made a significant contribution over time, to previous equity awards made under Alberto-Culver and the individual's expected future contribution to our business results. The optionees and amounts for these awards were determined in accordance with the grant practices for equity-based awards outlined above except as noted below. The purchase price per share was equal to the fair market value on the date of the grant, as determined by the closing price of a share of our Common Stock as reported in the NYSE on the date as of which such value is being determined, in accordance with the terms of the ACSOP, as amended. These grants provided for a four-year vesting period beginning one year from the grant date of the option, with one quarter of each such grant vesting each year based upon the continued employment of the grantee, and generally expire on the tenth anniversary of the date of grant. Based upon their experience with other public companies and guidance from Cook, the Compensation Committee believed that the manner in which it determined the duration of the options, the amounts and the vesting period was commensurate with similar measures utilized by similarly-situated public companies in the retail industry.

Annual Awards Under 2007 Omnibus Plan. The 2007 Omnibus Plan, which provides for grant of various long-term incentive awards including stock options, restricted stock and other equity and cash awards, was approved by our stockholders in April 2007. Following that approval, the Compensation Committee utilized this plan as the sole plan for the grant of options to purchase our Common Stock to our employees for the remainder of our 2007 fiscal year, and intends to solely utilize this plan with respect to the grants of equity-based incentive awards to our employees going forward. The Compensation Committee primarily utilizes the grants of stock options as a means of compensation, because the Compensation Committee believes this aligns the interests of these individuals with the interests of our stockholders and our growth in real value over the long-term, as the benefits of these awards can only be realized with an appreciation of the price of our Common Stock. The Compensation Committee evaluates whether the equity component of our key employees' compensation is commensurate with the equity compensation practices of similarly-situated public companies (as discussed with Cook) to provide some assurance that the stock option awards properly motivate and retain our key employees. Future decisions with respect to grants of incentive awards will be made in consultation with independent compensation consultants, and the Compensation Committee will consider factors similar to those used for determining executive officers' base salaries.

On April 26, 2007, the Compensation Committee granted stock options to the executive officers and other key employees as part of their fiscal 2007 compensation package under the 2007 Omnibus Plan.

The Compensation Committee determines the total amount of equity awards that may be awarded in any fiscal year by setting our aggregate long-term incentive budget. The aggregate long-term incentive budget was set after discussions with Cook and management and was based upon a review of peer group practices and the projected impact to our net income. The optionees, terms and amounts for these awards were determined as set forth below. The purchase price per share was equal to the fair market value on the date of the grant, as determined by the 2007 Omnibus Plan provision, which utilizes the closing price of our Common Stock on the NYSE. The 2007 grants provided for a four-year vesting period beginning on September 30, 2007, with one quarter of each such grant vesting each year, and generally expire ten years from the date of grant. Based upon input received from Cook, the Compensation Committee believes that the manner in which it determined the duration of the options, the amounts and the vesting period is commensurate with similar measures utilized by similarly-situated public companies in the retail industry (per the competitive data provided by Cook).

Transitional Compensation. As part of our transition to a newly-independent public company, our Compensation Committee felt it important to align our new strategic objectives with a revised, more streamlined executive compensation program that has benefits comparable in the aggregate to what our executives were provided by Alberto-Culver. To accomplish this goal, the Compensation Committee decided to phase out certain Alberto-Culver plans, including the 401(k) and profit sharing restoration and supplemental payments, the final distribution payments under the Alberto-Culver Executive Deferred Compensation Plan, the deferred bonus payments due from elections made by Mr. Winterhalter while an employee of Alberto-Culver, and the restoration payments made to executive officers after we terminated the Alberto-Culver Executive Deferred Compensation Plan. The amounts paid to the named executive officers in connection with the phase out of these plans did not reflect compensation for services rendered during our 2007 fiscal year. They are, however, discussed in footnotes 13 and 15 through 19 to our Summary Compensation Table. The determination to phase-out these benefits reflected the Compensation Committee's belief that it was important to treat the affected individuals fairly during the transition to our new compensation program and that doing so would enhance the retention value of our program during this transition period.

Benefits and Perquisites. Our named executive officers are eligible to participate in the benefit plans generally available to all of our U.S. employees, which include health, dental, life insurance, and disability plans, all of which the Compensation Committee believes are commensurate with plans of other similarly situated public companies.

In addition, our named executive officers (other than Mr. Rea, who is not yet eligible due to service requirements), are eligible to participate in our 401(k) plan, which represents the only retirement benefit which we provide to our named executive officers. Under the 401(k) plan, our named executive officers may contribute, on a pre-tax basis, up to 50% of eligible compensation, as defined in the plan, subject to IRS limitations ($15,500 for pre-tax contributions and $5,000 for catch-up contributions in 2007). We match each employee's contribution, including our named executive officers, at a rate of 100% on the first 3% and 50% on the next 2% of the employee's eligible compensation. Employees are immediately vested in the matching contributions made by us. Our 401(k) plan also has a profit sharing component, which is 100% funded by us and is determined annually by the Compensation Committee. For fiscal year 2007, the Compensation Committee reviewed the contributions of our employees to our financial performance and determined that a company contribution of 3.53% of eligible compensation was an appropriate profit-sharing contribution.

Our executive compensation program provides limited perquisites consistent with our philosophy of emphasizing performance-based pay. All perquisites for executive officers must be approved by the Compensation Committee. The limited perquisites provided to our executive officers, including our named executive officers, include life insurance equal to 2.5 times the executive's base salary, reimbursement for physicals, and reimbursement to Mr. Winterhalter for outside counsel's review of his severance and change-in-control benefits, as well as relocation benefits. For a description of the perquisites paid to our named executive officers for 2007, please see the Summary Compensation Table on page 33 of this proxy statement.

The Compensation Committee believes that offering the above-described benefits and perquisites to our named executive officers is consistent with the terms and benefits offered by other similarly situated public companies, and that offering such benefits and perquisites enhances our ability to attract and retain our named executive officers. Given the fact that these items represent a relatively insignificant portion of our named executive officers' total compensation, the availability of such items does not materially influence the decisions made by the Compensation Committee with respect to the other elements of the total compensation to which our named executive officers are entitled or awarded.

Severance and Change in Control Agreements. We had in place, at the time of the separation from Alberto-Culver, agreements with certain of our executive officers that provide payments and benefits to them in the event that their employment terminates within two years of a change-in control. In addition, certain of our other executive officers had agreements (entered into at the time of the spin-off in consideration for their termination of certain severance agreements with Alberto-Culver) that provide payments and benefits to them if their employment terminates in situations that do not constitute a change in control. Please see "Employment Agreements and Termination of Employment and Change in Control Arrangements" on page 41 of this proxy statement for a description of and potential payouts under these arrangements. Additionally, the Compensation Committee implemented change in control agreements with Messrs Rea, Spinozzi and Golliher that were similar with regard to the terms and conditions of the change in control agreements outlined above. The Compensation Committee determined that these severance and change-in-control agreements were generally consistent with those in place at similarly-situated public companies and, per the recommendation of our CEO, were necessary to retain and recruit our senior executives. In addition, the Compensation Committee deemed it important from a retention perspective to treat all of the named executive officers similarly with respect to their severance and change-in-control arrangements.

Indemnification Agreements. In December of 2006, the Board of Directors, upon the recommendation of outside legal counsel and as part of the incentive package promised to attract the members of the new Board of Directors, provided each member of the Board with an indemnification agreement. Please see "Director Indemnification Agreements" earlier in this proxy statement for a description of these arrangements. As a member of the Board, Mr. Winterhalter was provided with one of these indemnification agreements. During the effort to recruit Mr. Rea as Chief Financial Officer, the Compensation Committee determined that the implementation of an indemnification agreement became necessary. Accordingly, we have entered into indemnification agreements with Messrs. Winterhalter and Rea which are intended to provide them with the maximum protection available under applicable law in connection with their services to us. The Compensation Committee believes that these indemnification agreements are important in retaining our CEO and CFO.

Material Changes to Our 2008 Executive Compensation Process

For fiscal 2008, our Compensation Committee made several material changes to our executive compensation process to provide the Compensation Committee with more relevant information. The companies utilized to benchmark our compensation arrangements and aggregate equity compensation practices against were changed in 2008 after discussions with Cook and management to better reflect similarity with us as measured by our revenue, market capitalization, and retail line of business. For Cook's fiscal 2008 analyses peer companies were selected by management, reviewed by Cook and approved by the Chairwoman of the Compensation Committee. In its fiscal 2008 analysis Cook, utilized the following 12 peer companies:

American Eagle Outfitters, Inc.	GameStop Corp.	Stage Stores, Inc.
Charming Shoppes, Inc.	O'Reilly Automotive, Inc.	The Talbots, Inc.
Dollar Tree Stores, Inc.	Rent-A-Center, Inc.	Williams-Sonoma, Inc.
Family Dollar Stores, Inc.	Retail Ventures, Inc.	Zale Corporation

Three of the peer companies, Dollar Tree, Retail Ventures and Stage Stores, were included in the fiscal 2007 peer group.

In terms of size, our revenues approximated the 25th percentile and market capitalization was between the 25th percentile and median of these peer companies.

As previously noted, when the Compensation Committee considered the compensation arrangements for our executive officers for the 2008 fiscal year, it also reviewed a tally sheet which contained the information detailed above. As part of their total compensation review, the Compensation Committee intends to review the termination agreements with our executive officers prior to the expiration of these agreements (other than Mr. Winterhalter's) in November of 2008. Mr. Winterhalter's termination agreement does not expire.

In October 2007, the Compensation Committee reviewed market data on the peer companies noted above to ascertain whether any significant changes to the base salaries for the executive officers were needed for the 2008 fiscal year to align our executive team with the market. After evaluating his performance, the increased responsibilities in becoming the CEO of an independent publicly traded company and considering the competitive data provided by Cook, the Compensation Committee determined it was advisable to increase the base salary of Mr. Winterhalter from $725,000 to $825,000 per annum. This adjustment placed Mr. Winterhalter's base salary between the 25th percentile and the median of our peer group. The Compensation Committee did not materially increase (all increases were less than 4%) the base salary levels for any other named executive officer, as these salaries were around the 25th percentile of our peer group. The Compensation Committee also determined that no changes to current target annual bonus opportunities for executive officers were warranted at this time.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the deductibility for federal income tax purposes of compensation paid to our named executive officers (other than our Chief Financial Officer). Under Section 162(m), compensation paid to each of these officers in excess of $1,000,000 per year is deductible by us only if it is "performance-based." The Compensation Committee considers the implications of Section 162(m) of the Internal Revenue Code in its compensation decisions, and believes that tax deductibility of compensation is an important consideration in establishing our executives' compensation. We believe the awards made for 2007 under the Alberto MIP and the stock options granted under the 2007 Omnibus Plan qualify as performance based compensation that is exempt from the deduction limitations of Section 162(m) of the Internal Revenue Code.

The Compensation Committee also reserves flexibility to approve compensation arrangements that are not necessarily fully tax deductible to us. Such an event could include where the Compensation Committee believes the compensation award is necessary to continue and attract and retain the best possible executive talent, or to motivate such executives to achieve the goals inherent in the our business strategy.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K included in this Proxy Statement. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation Committee

Kathleen J. Affeldt (Chair)
Marshall E. Eisenberg
Martha Miller de Lombera
Edward W. Rabin

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table contains compensation information for our CEO, all persons who served as our CFO during the 2007 fiscal year, and our three other most highly compensated persons, which we refer to as our named executive officers. The determination of our CEO, our CFO and our three most highly compensated persons was based on their employment with Alberto-Culver from October 1, 2006 to November 16, 2006 and with us from November 17, 2006 to September 30, 2007, and includes compensation paid to Gary T. Robinson, our former Senior Vice President, Chief Financial Officer and Treasurer, who retired on January 15, 2007. David Rea, our current Senior Vice President and Chief Financial Officer, did not receive compensation from us until the start of his employment with us on January 15, 2007. All of the information included in this table reflects compensation earned by the named executive officers for services rendered to us for the year ended September 30, 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(4)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(12)	Total ($)
Gary G. Winterhalter . . . President and Chief Executive Officer	2007	712,500(1)	244,573(5)	2,640,142(6)	470,250(7)	264,090(13)	4,331,555(19)
David L. Rea . . . . Senior Vice President Chief Financial Officer	2007	320,192(2)	163,935	327,401	126,796(8)	911(14)	939,235
Gary R. Robinson . . . . . Retired Senior Vice President, Chief Financial Officer and Treasurer	2007	85,670(3)	7,125(5)	154,115(6)	—	868,472(15)	1,115,382
John R. Golliher . . . . . . President, Beauty Systems Group	2007	325,000	26,298(5)	741,833	113,100(9)	426,715(16)	1,632,946
Michael G. Spinozzi . . . . President, Sally Beauty Supply	2007	375,000	220,360(5)	310,629(6)	259,749(10)	9,192(17)	1,174,930
Bennie L. Lowery . . . . . Senior Vice President and General Merchandise Manager, Beauty Systems Group	2007	323,182	7,125(5)	513,275	127,981(11)	89,528(18)	1,061,091

(1) This amount represents the dollar value of base salary earned by Mr. Winterhalter during our 2007 fiscal year. On December 4, 2006, Mr. Winterhalter received an increase in his annual base salary from $650,000 to $725,000.

(2) This amount represents the dollar value of base salary earned by Mr. Rea during our 2007 fiscal year. Mr. Rea was hired as our Senior Vice President and Chief Financial Officer on January 15, 2007 and was provided with an annual base salary of $450,000.

(3) This amount represents the dollar value of base salary earned by Mr. Robinson during our 2007 fiscal year, plus accrued vacation of $10,669 paid out to him. Mr. Robinson served as our Senior Vice President, Chief Financial Officer and Treasurer during our 2007 fiscal year until the date of his retirement on January 15, 2007.

(4) Amounts reported reflect the dollar amount recognized for financial statement reporting purposes for our 2007 fiscal year, calculated in accordance with SFAS 123R. These award fair values have been determined based on the assumptions set forth in Note 5 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K filed with the SEC on November 29, 2007.

(5) Includes accelerated vesting of $14,250, $7,125, $26,298, $220,360, and $7,125 for restricted shares held by Messrs. Winterhalter, Robinson, Golliher, Spinozzi and Lowery, respectively, in connection with the separation from Alberto-Culver.

(6) Includes accelerated vesting of $260,299, $154,115 and $51,883 for options to purchase our Common Stock held by Messrs. Winterhalter, Robinson and Spinozzi, respectively, in connection with the separation from Alberto-Culver.

(7) This amount reflects Mr. Winterhalter's cash performance bonus pursuant to the Alberto MIP for our 2007 fiscal year and is comprised of (a) $200,551, which represents the amount awarded to Mr. Winterhalter as a result of the satisfaction of the minimum performance criteria under the Sally 2007 MIP, as reduced by the Compensation Committee, and (b) $269,699, which the Compensation Committee awarded to Mr. Winterhalter as a discretionary bonus.

(8) This amount reflects Mr. Rea's cash performance bonus pursuant to the Alberto MIP for our 2007 fiscal year and is comprised of (a) $54,077, which represents the amount awarded to Mr. Rea as a result of the satisfaction of the minimum performance criteria under the Sally 2007 MIP, as reduced by the Compensation Committee, and (b) $72,719, which the Compensation Committee awarded to Mr. Rea as a discretionary bonus.

(9) This amount reflects Mr. Golliher's cash performance bonus pursuant to the Alberto MIP for our 2007 fiscal year and is comprised of $113,100, which the Compensation Committee awarded to Mr. Golliher as a discretionary bonus.

(10) This amount reflects Mr. Spinozzi's cash performance bonus pursuant to the Alberto MIP for our 2007 fiscal year and is comprised of $259,749, which represents the amount awarded to Mr. Spinozzi as a result of the satisfaction of the minimum performance criteria under the Sally 2007 MIP, as reduced by the Compensation Committee.

(11) This amount reflects Mr. Lowery's cash performance bonus pursuant to the Alberto MIP for our 2007 fiscal year and is comprised of (a) $54,581, which represents the amount awarded to Mr. Lowery as a result of the satisfaction of the minimum performance criteria under the Sally 2007 MIP, as reduced by the Compensation Committee, and (b) $73,400, which the Compensation Committee awarded to Mr. Lowery as a discretionary bonus.

(12) The amounts listed exclude (a) payments made on December 15, 2006 under the Alberto-Culver Shareholder Value Incentive Plan, which we refer to as the SVIP, for each of the three-year performance periods ending on September 30, 2004, 2005 and 2006, to Messrs. Winterhalter, Robinson, Golliher and Lowery in the amount of $84,168, $23,567, $10,100 and $30,300, respectively, and (b) distribution payments made during our 2007 fiscal year which represented employee deferrals and accrued interest under the Alberto-Culver Deferred Compensation Plan in prior years, which we elected not to continue following our separation from Alberto-Culver, to Messrs. Winterhalter, Robinson, Golliher and Lowery in the amount of $1,199,269, $73,243, $37,342 and $127,455, respectively. All of these payments relate to compensation earned by such individuals during periods prior to our 2007 fiscal year.

(13) Represents (1) $13,640 of reimbursements of personal legal fees related to the review by Mr. Winterhalter's counsel of his severance and change-in-control benefits, of which $4,972 represents a gross up amount to cover the resulting tax payments; (2) $230,512 of company restoration contributions to our 401(k) and profit sharing plans, of which (a) $21,044 represents a

restoration payment to provide Mr. Winterhalter with the full benefit of our matching contributions which were limited by IRS rules regarding the maximum amount of eligible earnings which can be subject to an employer match in a qualified retirement savings plan, (b) $146,535 represents a one-time payment in lieu of the continuation of a deferred contribution program of Alberto-Culver which Mr. Winterhalter participated in prior to our separation from Alberto-Culver and into which Alberto-Culver made yearly restoration payments, and (c) $62,933 represents a payment in lieu of restoration payments which Mr. Winterhalter would have been entitled to receive in 2007 under a deferred compensation plan of Alberto-Culver which Mr. Winterhalter participated in prior to our separation from Alberto-Culver and into which Alberto-Culver made restoration payments which were intended to compensate Mr. Winterhalter for contributions that would otherwise have been made to his qualified retirement savings plan account had such contributions not been limited by IRS rules; (3) $1,620 of dollar value of insurance premiums paid by or on behalf of us with respect to life insurance for the benefit of Mr. Winterhalter; and (4) $18,318 of matching contributions to our 401(k) plan and contributions to our profit sharing plan.

(14) Represents the dollar value of insurance premiums paid by or on behalf of us with respect to life insurance for the benefit of Mr. Rea.

(15) Represents (1) $5,467 of restoration payment to provide Mr. Robinson with the full benefit of our matching contributions which were limited by IRS rules regarding the maximum amount of eligible earnings which can be subject to an employer match in a qualified retirement savings plan; (2) $231 of dollar value of insurance premiums paid by or on behalf of us with respect to life insurance for the benefit of Mr. Robinson; (3) $2,236 of matching contributions to our 401(k) plan; and (4) $860,538 of lump sum cash severance payment received pursuant to this termination agreement with us upon his retirement on January 15, 2007.

(16) Represents (1) $382,790 of reimbursements for relocation expenses related to Mr. Golliher's transfer from California to Texas, of which $109,993 represents a gross up amount to cover the resulting tax payments; (2) $24,729 of company restoration contributions to our 401(k) and profit sharing plans, of which (a) $2,337 represents a restoration payment to provide Mr. Golliher with the full benefit of our matching contributions which were limited by IRS rules regarding the maximum amount of eligible earnings which can be subject to an employer match in a qualified retirement savings plan, (b) $15,582 represents a one-time payment in lieu of the continuation of a deferred contribution program of Alberto-Culver which Mr. Golliher participated in prior to our separation from Alberto-Culver and into which Alberto-Culver made yearly restoration payments, and (c) $6,810 represents a payment in lieu of restoration payments which Mr. Golliher would have been entitled to receive in 2007 under a deferred compensation plan of Alberto-Culver which Mr. Golliher participated in prior to our separation from Alberto-Culver and into which Alberto-Culver made restoration payments which were intended to compensate Mr. Golliher for contributions that would otherwise have been made to his qualified retirement savings plan account had such contributions not been limited by IRS rules; (3) $878 of dollar value of insurance premiums paid by or on behalf of us with respect to life insurance for the benefit of Mr. Golliher; and (4) $18,318 of matching contributions to our 401(k) plan and contributions to our profit sharing plan.

(17) Represents (1) $1,013 of dollar value of insurance premiums paid by or on behalf of us with respect to life insurance for the benefit of Mr. Spinozzi, and (2) $8,179 of matching contributions to our 401(k) plan and contributions to our profit sharing plan.

(18) Represents (1) $70,337 of company restoration contributions to our 401(k) and profit sharing plans, of which (a) $6,178 represents a restoration payment to provide Mr. Lowery with the full benefit of our matching contributions which were limited by IRS rules regarding the maximum

amount of eligible earnings which can be subject to an employer match in a qualified retirement savings plan, (b) $44,707 represents a one-time payment in lieu of the continuation of a deferred contribution program of Alberto-Culver which Mr. Lowery participated in prior to our separation from Alberto-Culver and into which Alberto-Culver made yearly restoration payments, and (c) $19,452 represents a payment in lieu of restoration payments which Mr. Lowery would have been entitled to receive in 2007 under a deferred compensation plan of Alberto-Culver which Mr. Lowery participated in prior to our separation from Alberto-Culver and into which Alberto-Culver made restoration payments which were intended to compensate Mr. Lowery for contributions that would otherwise have been made to his qualified retirement savings plan account had such contributions not been limited by IRS rules; (2) $873 of dollar value of insurance premiums paid by or on behalf of us with respect to life insurance for the benefit of Mr. Lowery; and (3) $18,318 of matching contributions to our 401(k) plan and contributions to our profit sharing plan.

(19) This amount does not include the following amounts which were received by Mr. Winterhalter during our 2007 fiscal year relating to compensation from prior years, received under the Alberto-Culver Deferred Compensation Plan (which was a plan of Alberto-Culver which was not continued by us): (1) $268,185, of which $223,000 represented Mr. Winterhalter's deferred annual bonus for our 2003 fiscal year and $45,185 represented accrued interest thereon, and (2) $248,784, of which $246,500 represented Mr. Winterhalter's deferred annual bonus for our 2006 fiscal year and $2,284 represented accrued interest thereon.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2007

Name	Grant Date	Compensation Committee Action Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards
			Threshold ($)	Target ($)	Maximum ($)				
Gary G. Winterhalter			$0	$712,500(2)	$1,275,376(2)				
	01/24/07	01/24/07				200,000(7)			1,680,000
	12/04/06	12/04/06					600,000(8)	9.57	2,479,171
	04/26/07	04/25/07(1)					450,000(9)	9.66	1,870,013
David L. Rea			$0	$192,115(3)	$ 343,886(3)				
	01/15/07	01/12/07				150,000(7)			1,155,000
	01/15/07	01/12/07					200,000(10)	7.70	674,233
	04/26/07	04/25/07(1)					200,000(9)	9.66	831,117
Gary R. Robinson									
John R. Golliher			$0	$195,000(4)	$ 349,050(4)				
	12/04/06	12/04/06					115,000(8)	9.57	475,174
	04/26/07	04/25/07(1)					155,000(9)	9.66	644,115
Michael G. Spinozzi			$0	$225,000(5)	$ 402,750(5)				
	12/04/06	12/04/06					115,000(8)	9.57	475,174
	04/26/07	04/25/07(1)					155,000(9)	9.66	644,115
Bennie L. Lowery			$0	$193,909(6)	$ 347,098(6)				
	12/04/06	12/04/06					115,000(8)	9.57	475,174
	04/26/07	04/25/07					100,000(9)	9.66	415,558

(1) On April 25, 2007, our Compensation Committee made grants of options to purchase shares of our Common Stock under the 2007 Omnibus Plan, contingent on the approval of that plan by our stockholders. On April 26, 2007, our stockholders approved the 2007 Omnibus Plan, making the grant date of these awards April 26, 2007.

(2) Pursuant to the Alberto MIP, the target cash bonus for Mr. Winterhalter was established at $712,500 and Mr. Winterhalter was entitled to receive a maximum cash bonus in the amount of $1,275,376, which is equal to the sum of (a) $427,500, in the event that we achieved 104% or greater of the target amount of sales for our 2007 fiscal year, (b) $570,000, in the event that we achieved 104% or greater of the target amount of adjusted EBITDA for our 2007 fiscal year, (c) $138,938, in the event that working capital as a percentage of revenue for Sally Beauty Supply for our 2007 fiscal year was 14.51% or below, and (d) $138,938, in the event that working capital as a percentage of revenue for BSG for our 2007 fiscal year was 22.72% or below.

(3) Pursuant to the Alberto MIP, the target cash bonus for Mr. Rea was established at $192,115 and Mr. Rea was entitled to receive a maximum cash bonus in the amount of $343,886, which is equal to the sum of (a) $115,270, in the event that we achieved 104% or greater of the target amount of sales for our 2007 fiscal year, (b) $153,692, in the event that we achieved 104% or greater of the target amount of adjusted EBITDA for our 2007 fiscal year, (c) $37,462, in the event that working capital as a percentage of revenue for Sally Beauty Supply for our 2007 fiscal year was 14.51% or below, and (d) $37,462, in the event that working capital as a percentage of revenue for BSG for our 2007 fiscal year was 22.72% or below.

(4) Pursuant to the Alberto MIP, the target cash bonus for Mr. Golliher was established at $195,000 and Mr. Golliher was entitled to receive a maximum cash bonus in the amount of $349,050, which is equal to the sum of (a) $117,000, in the event that we achieved 104% or greater of the target amount of BSG sales (excluding Armstrong McCall) for our 2007 fiscal year, (b) $156,000, in the event that we achieved 104% or greater of the target amount of BSG adjusted EBITDA for our 2007 fiscal year, and (c) $76,050, in the event that working capital as a percentage of revenue for BSG (excluding Armstrong McCall) for our 2007 fiscal year was 22.72% or below.

(5) Pursuant to the Alberto MIP, the target cash bonus for Mr. Spinozzi was established at $225,000 and Mr. Spinozzi was entitled to receive a maximum cash bonus in the amount of $402,750, which is equal to the sum of (a) $135,000, in the event that we achieved 104% or greater of the target amount of Sally US and Canada sales for our 2007 fiscal year, (b) $180,000, in the event that we achieved 104% or greater of the target amount of Sally US and Canada adjusted EBITDA for our 2007 fiscal year, and (c) $87,750, in the event that working capital as a percentage of revenue for Sally USA and Canada for our 2007 fiscal year was 13.52% or below.

(6) Pursuant to the Alberto MIP, the target cash bonus for Mr. Lowery was established at $193,909 and Mr. Lowery was entitled to receive a maximum cash bonus in the amount of $347,098, which is equal to the sum of (a) $116,346, in the event that we achieved 104% or greater of the target amount of sales for our 2007 fiscal year, (b) $155,128, in the event that we achieved 104% or greater of the target amount of adjusted EBITDA for our 2007 fiscal year, (c) $37,812, in the event that working capital as a percentage of revenue for Sally Beauty Supply for our 2007 fiscal year was 14.51% or below, and (d) $37,812, in the event that working capital as a percentage of revenue for BSG (excluding Armstrong McCall) for our 2007 fiscal year was 22.72% or below.

(7) Granted pursuant to the 2003 Alberto-Culver Restricted Stock Plan and vest ratably over a five year period beginning on January 23, 2008, for Mr. Winterhalter and January 14, 2008 for Mr. Rea, respectively. Dividend equivalents will be credited at the same time dividends are paid, if any, on our Common Stock.

(8) Granted pursuant to the Alberto-Culver Employee Stock Option Plan of 2003 and vest ratably over a four year period beginning on December 3, 2007.

(9) Granted pursuant to the 2007 Omnibus Plan and vest ratably over a four year period beginning on September 29, 2007.

(10) Granted pursuant to the Alberto-Culver Employee Stock Option Plan of 2003 and vest ratably over a four year period beginning on January 14, 2008.

Employment Agreements

We have entered into a letter agreement with Mr. Rea concerning certain terms of his employment with us, as described below under "Employment Agreements and Termination of Employment and Change in Control Arrangements."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END FOR 2007

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Gary G. Winterhalter . . .		600,000(2)		9.57	12/04/2016	200,000(9)	$1,690,000(11)
	112,500	337,500(3)		9.66	04/26/2017		
David L. Rea		200,000(4)		7.70	01/15/2017	150,000(10)	$1,267,500(11)
	50,000	150,000(5)		9.66	04/26/2017		
John R. Golliher	5,076(1)			2.00(1)	09/30/2012		
	6,519(1)			2.00(1)	09/30/2013		
	7,751(1)			2.00(1)	09/30/2014		
	7,313(1)			2.00(1)	09/30/2015		
		115,000(6)		9.57	12/04/2016		
	38,750	116,250(7)		9.66	04/26/2017		
Michael G. Spinozzi	3,545(1)			2.00(1)	05/30/2016		
		115,000(6)		9.57	12/04/2016		
	38,750	116,250(7)		9.66	04/26/2017		
Bennie L. Lowery	32,940(1)			2.00(1)	09/30/2011		
	26,397(1)			2.00(1)	09/30/2012		
	24,449(1)			2.00(1)	09/30/2013		
	19,194(1)			2.00(1)	09/30/2014		
	18,284(1)			2.00(1)	09/30/2015		
		115,000(6)		9.57	12/04/2016		
	25,000	75,000(8)		9.66	04/26/2017		

(1) Pursuant to an employee matters agreement that we entered into in connection with our separation from Alberto-Culver, options held by our executives to purchase shares of Alberto-Culver's common stock were converted into options to purchase shares of our Common Stock, with an exercise price of $2.00 per share. In order to maintain the same intrinsic value as prior to the separation, the number of stock options and the exercise prices were adjusted accordingly.

(2) On December 4, 2006, Mr. Winterhalter was granted options to purchase 600,000 shares of our Common Stock pursuant to the 2003 Alberto-Culver Company Stock Option Plan. 150,000 of these

options vested on December 3, 2007 and the remaining 450,000 options vest in equal amounts on each of December 3, 2008, December 3, 2009 and December 3, 2010.

(3) On April 26, 2007, Mr. Winterhalter was granted 450,000 options to purchase shares of our Common Stock pursuant to the 2007 Omnibus Plan. 112,500 of these options vested on September 29, 2007 and the remaining 337,500 options vest in equal amounts on each of September 29, 2008, September 29, 2009 and September 29, 2010.

(4) On January 15, 2007, Mr. Rea was granted 200,000 options to purchase shares of our Common Stock pursuant to the 2003 Alberto-Culver Company Stock Option Plan. 50,000 of these options vest on January 14, 2008 and the remaining 150,000 options vest in equal amounts on each of January 14, 2009, January 14, 2010 and January 14, 2011.

(5) On April 26, 2007, Mr. Rea was granted options to purchase 200,000 shares of our Common Stock pursuant to the 2007 Omnibus Plan. 50,000 of these options vested on September 29, 2007 and the remaining 150,000 options vest in equal amounts on each of September 29, 2008, September 29, 2009 and September 29, 2010.

(6) On December 4, 2006, Messrs. Golliher, Spinozzi and Lowery were each granted 115,000 options to purchase shares of our Common Stock pursuant to the 2003 Alberto-Culver Company Stock Option Plan. 28,750 of these options vested on December 3, 2007 and the remaining 86,250 options vest in equal amounts on each of December 3, 2008, December 3, 2009 and December 3, 2010.

(7) On April 26, 2007, Messrs. Golliher and Spinozzi were each granted 155,000 options to purchase shares of our Common Stock pursuant to the 2007 Omnibus Plan. 38,750 of these options vested on September 29, 2007 and the remaining 116,250 options vest in equal amounts on each of September 29, 2008, September 29, 2009 and September 29, 2010.

(8) On April 26, 2007, Mr. Lowery was granted 100,000 options to purchase shares of our Common Stock pursuant to the 2007 Omnibus Plan. 25,000 of these options vested on September 29, 2007 and the remaining 75,000 options vest in equal amounts on each of September 29, 2008, September 29, 2009 and September 29, 2010.

(9) On January 24, 2007, Mr. Winterhalter was granted 200,000 time-based restricted shares of our Common Stock pursuant to the 2003 Alberto-Culver Company Restricted Stock Plan. 40,000 of these restricted shares vest on January 15, 2008 and the remaining 160,000 will vest in equal amounts on each of January 15, 2009, January 15, 2010, January 15, 2011 and January 15, 2012.

(10) On January 15, 2007, Mr. Rea was granted 150,000 time-based restricted shares of our Common Stock pursuant to the 2003 Alberto-Culver Company Restricted Stock Plan. 30,000 of these restricted shares vest on January 15, 2008 and the remaining 120,000 restricted shares will vest in equal amounts on each of January 15, 2009, January 15, 2010, January 15, 2011 and January 15, 2012.

(11) Calculated by reference to the closing price for shares of our Common Stock on the NYSE on September 28, 2007, which was $8.45.

OPTION EXERCISES AND STOCK VESTED TABLE FOR FISCAL 2007

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gary G. Winterhalter	229,131	$1,457,273(1)	1,500	$ 78,675(3)
Gary R. Robinson	22,986	$ 162,741(2)	750	$ 39,338(3)
John R. Golliher	N/A	N/A	482	$ 25,281(3)
Michael G. Spinozzi	N/A	N/A	5,000	$262,250(3)
Bennie L. Lowery	N/A	N/A	551	$ 28,900(3)

(1) This amount reflects the difference between the exercise price of the options, which was $2.00, and the closing price of $8.36 for our Common Stock on the NYSE on August 23, 2007, the date on which the options were exercised by Mr. Winterhalter. Mr. Winterhalter exercised these stock options and is currently holding the underlying shares.

(2) This amount reflects the difference between the exercise price of the options, which was $2.00, and $9.08, or the price of our Common Stock on the NYSE at the time and on the date (April 9, 2007) on which the options were exercised by Mr. Robinson.

(3) The vesting of outstanding equity awards held by Messrs. Winterhalter, Robinson, Golliher, Spinozzi and Lowery, respectively, were accelerated in connection with our separation from Alberto-Culver on November 16, 2006. Values listed are based upon the number of shares acquired on November 16, 2006, using the closing price for Alberto-Culver's common stock on the NYSE, or $52.45, on November 16, 2006.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

Employment Agreements

In connection with his recruitment and hiring, we have entered into a letter agreement with Mr. Rea concerning certain terms of his employment with us. Pursuant to the letter agreement, Mr. Rea's annual compensation consists of (i) a base salary of $450,000, (ii) a cash bonus pursuant to the then-applicable annual cash incentive award program at a potential level of 60% of his base salary, (iii) participation in our regular long-term incentive plans applicable to executives at Mr. Rea's level (in the years following the option grants described in the next sentence), and (iv) participation in our employee benefit plans for senior executive officers. In addition, pursuant to the letter agreement, we agreed to recommend to the Compensation Committee that Mr. Rea receive the following option grants at the corresponding times: (a) 200,000 options to purchase shares of our Common Stock upon the commencement of his employment with us on January 15, 2007, which vest ratably over four years, (b) 200,000 options to purchase shares of our Common Stock immediately following the annual meeting of our stockholders on April 26, 2007, which vest ratably over four years, (c) 200,000 options to purchase shares of our Common Stock in the first quarter of our 2008 fiscal year, which will vest ratably over four years, (d) 100,000 options to purchase shares of our Common Stock approximately one year after the date of the grant described in (c) above, which will vest ratably over four years, and (e) 100,000 options to purchase shares of our Common Stock approximately one year after the date of the grant described in (d) above, which will vest ratably over four years. In addition, as described in the letter agreement, Mr. Rea received 150,000 shares of restricted stock on January 15, 2007 that will vest ratably over five years. Mr. Rea's letter agreement also contained certain termination provisions as described below. Other than this agreement and the termination of employment and change of control arrangements described below, we do not have employment agreements with any other executive officers.

Executive Officer Severance (Change in Control) and Termination of Employment Arrangements

In anticipation of our separation from Alberto-Culver and in consideration for the termination of certain then-existing change-of-control-based severance payment rights, certain of our executive officers entered into two new severance arrangements. The first of these, known as the "severance agreement," provided certain payments and benefits in the event of termination for up to two years after a change in control following the separation. All of our executive officers are now parties to these types of severance agreements with us. Payment of benefits under this agreement is triggered by a change of control following the separation. In addition, Mr. Winterhalter and certain of our other executive officers are parties to "termination agreements" that provide payments and medical benefits if such officer's employment terminates either before or within two years of the completion of the separation (even in situations that do not constitute a change in control). Mr. Rea is party to a different termination arrangement, as described below.

Executive Officer Severance Agreements

We have entered into severance agreements with certain of our executive officers, including our named executive officers. Each severance agreement provides that if, in the 24 months following a "change in control," which is defined in the severance agreements and described below, the executive's employment is terminated by a qualifying termination, which includes termination by us without "cause" or by the executive for "good reason," then the executive will be entitled to certain benefits. These benefits include (i) a cash payment equal to the executive's annual bonus, as determined in accordance with our annual incentive plan, pro-rated to reflect the portion of the year elapsed prior to the executive's termination, (ii) a lump-sum cash payment equal to a multiple of the executive's annual base salary at the time of termination plus a multiple of the average dollar amount of the executive's actual or annualized annual bonus in respect of the five years preceding termination (or, such portion thereof during which the individual performed services for us if the individual has been employed by us for less than the five year period), (iii) any accrued but unpaid vacation and (iv) continued medical and welfare benefits, on the same terms as prior to termination, for a period of 24 months following termination. If in the 24 months following a change in control the executive's employment is terminated by us for "cause," by the executive for any reason other than "good reason," or as a result of the executive's death or disability, then the executive will generally be entitled to receive a cash amount equal to any accrued but unpaid vacation pay.

For purposes of the Severance Agreement, "change in control" generally includes (i) the acquisition by any person, other than CDRS or its affiliates, of 20% or more of the voting power of our outstanding Common Stock, (ii) a change in the majority of the incumbent Board of Directors, (iii) certain reorganizations, mergers or consolidations of us involving a change of ownership of 50% or more of our common stock or sales of substantially all of our assets, or (iv) stockholder approval of our complete liquidation or dissolution.

Generally, any payments to an executive under the severance agreements are to be reduced so that the "present value," as determined under Section 280G of the Internal Revenue Code, of such payments plus any other "parachute payments" under Section 280G of the Internal Revenue Code will not, in the aggregate, exceed 2.99 times the executive's "base amount," as defined in Section 280G of the Internal Revenue Code. Notwithstanding the foregoing, no restrictions in payments pursuant to the preceding sentence are to be applied to payments which do not constitute "excess parachute payments" under Section 280G of the Internal Revenue Code.

The executives party to a Severance Agreement with us and their respective payment multiples are set forth in the following table:

Executive Officer	Multiple
Gary G. Winterhalter President and CEO	2.99
David L. Rea Senior Vice President, Chief Financial Officer and Treasurer	1.99
John R. Golliher President, Beauty Systems Group LLC	1.99
Mike Spinozzi President, Sally Beauty Supply, LLC	1.99
Bennie L. Lowery Senior Vice President and General Merchandise Manager, Beauty Systems Group LLC	2.49

Executive Officer Termination Agreements

Mr. Winterhalter. On June 19, 2006, Alberto-Culver and Sally Holdings, Inc. (now Sally Holdings LLC, an indirect subsidiary of Sally Beauty Holdings, Inc.) entered into a termination agreement with Mr. Winterhalter. On January 24, 2007, the Compensation Committee of the Board approved and authorized us to enter into an amendment to the termination agreement with Mr. Winterhalter. The amendment extends Mr. Winterhalter's eligibility to receive severance payments upon an eligible termination of employment to include eligible terminations occurring on or after November 16, 2008, and provides a lump sum cash payment in lieu of participation in our medical plan beyond a stated period following an eligible termination of employment.

As amended, Mr. Winterhalter's termination agreement provides that, in the event that Mr. Winterhalter's employment is terminated by us without "cause" or by Mr. Winterhalter for "good reason," we will pay to Mr. Winterhalter (i) if the date of the termination is prior to November 16, 2008, a lump sum payment equal to 2.99 times his current salary plus 2.99 times the average dollar amount of his actual or annualized annual bonus, paid or payable, to Mr. Winterhalter in respect of the five fiscal years immediately preceding the fiscal year in which the date of termination occurs, or (ii) if the date of termination is on or after November 16, 2008, a lump sum payment equal to two times his current salary plus two times the average dollar amount of his actual or annualized annual bonus, paid or payable, to Mr. Winterhalter in respect of the five fiscal years immediately preceding the fiscal year in which the date of termination occurs. Also, pursuant to the termination agreement, following Mr. Winterhalter's termination by us without "cause" or for "good reason," we will pay for and provide to Mr. Winterhalter outplacement services with an outplacement firm of his choosing, provided that we are not to be responsible for such services to the extent they exceed $12,000 or are provided for more than one year following the date of termination.

In addition, for 18 months subsequent to a termination of employment by us without "cause" or by Mr. Winterhalter for "good reason," we will continue to provide Mr. Winterhalter with medical benefits. At the conclusion of the 18 month period, we will pay Mr. Winterhalter a lump sum cash payment in an amount equal to the monthly cost to us of such benefits times (i) 18, if the date of termination is prior to November 16, 2008, or (ii) six, if the date of termination is on or after November 16, 2008.

Generally, any payments to Mr. Winterhalter pursuant to the termination agreement are to be reduced so that the "present value," as determined pursuant to Section 280G of the Internal Revenue Code, of such payments plus any other "parachute payments" under Section 280G of the Internal Revenue Code will not, in the aggregate, exceed 2.99 times Mr. Winterhalter's "base amount," as defined in Section 280G of the Internal Revenue Code. Notwithstanding the foregoing, no restrictions in payments pursuant to the preceding sentence are to be applied to payments which do not constitute "excess parachute payments" under Section 280G of the Internal Revenue Code.

Mr. Rea. On January 12, 2007, the Compensation Committee of the Board approved a severance arrangement (as promised in his letter agreement described above) with Mr. Rea that provides him (in certain circumstances other than a change in control, including being terminated by us without "just cause"), in the event his employment is terminated by us, a payment equal to $450,000 plus his target bonus with respect to the fiscal year in which he is terminated.

Mr. Lowery. On June 19, 2006, Alberto-Culver and Sally Holdings, Inc. entered into a termination agreement with Mr. Lowery. Mr. Lowery's termination agreement provides that in the event Mr. Lowery's employment is terminated prior to November 16, 2008 by us without "cause" or by Mr. Lowery for "good reason," we will pay to Mr. Lowery a lump sum payment equal to 2.49 times his current salary plus 2.49 times the average dollar amount of his actual or annualized annual bonus, paid or payable, to Mr. Lowery in respect of the five fiscal years immediately preceding the fiscal year in which the date of termination occurs. In addition, in the event of such a termination of employment, we will continue to provide Mr. Lowery with medical benefits for the 18 months following his termination date. Also, pursuant to the termination agreement, following Mr. Lowery's termination by us without "cause" or for "good reason," we will pay for and provide to Mr. Lowery outplacement services with an outplacement firm of his choosing, provided that we are not to be responsible for such services to the extent they exceed $12,000 or are provided for more than one year following the date of termination.

Generally, any payments to Mr. Lowery pursuant to the termination agreement are to be reduced so that the "present value," as determined pursuant to Section 280G of the Internal Revenue Code, of such payments plus any other "parachute payments" under Section 280G of the Internal Revenue Code will not, in the aggregate, exceed 2.99 times Mr. Lowery's "base amount," as defined in Section 280G of the Internal Revenue Code. Notwithstanding the foregoing, no restrictions in payments pursuant to the preceding sentence are to be applied to payments which do not constitute "excess parachute payments" under Section 280G of the Internal Revenue Code.

Alberto-Culver Employee Stock Option Plan of 2003

Pursuant to the Alberto-Culver Employee Stock Option Plan of 2003, or the ACSOP, in the event of a change in control, as defined below, all outstanding options awarded under the ACSOP will immediately become fully exercisable. In the event of a change in control where the holders of shares of our Common Stock receive shares of registered common stock, all outstanding options awarded under the ACSOP will immediately be fully exercisable for the number and class of shares into which each outstanding share of our Common Stock will be converted pursuant to the change in control, and the purchase price per share will be appropriately adjusted. In the event of a change in control pursuant to which the holders of shares of our Common Stock receive consideration other than registered common stock, all outstanding options awarded under the ACSOP will be cancelled and the holders thereof will each receive a cash payment from us in an amount equal to the number of shares of our Common Stock underlying the options, multiplied by the excess, if any, of (i) the greater of (a) the highest price per share offered to our stockholders in connection with the change in control, or (b) the average of the high and low price for shares of our Common Stock on the NYSE on the date of the change in control over (ii) the purchase price per share of our Common Stock subject to the options.

For purposes of the ACSOP, the term "change in control" generally means the first to occur of:

- the acquisition (other than directly from us) by any person, other than us, our subsidiaries, or our employee benefit plans, of both (i) 20% or more of the voting power of our outstanding Common Stock, and (ii) voting power of our outstanding Common Stock in excess of the voting power held by (i) Leonard H. Lavin and Bernice E. Lavin, whom we refer to together as the Lavins, (ii) the descendants and spouses of the Lavins, (ii) the estates of the Lavins and those of their descendants and spouses, (iii) any trusts or similar arrangements for the benefit of either of the Lavins or their respective descendants and spouses, (iv) the Lavin Family Foundation, and (v) any other charitable organizations established by either of the Lavins or their respective descendants and spouses.
- a change in the majority of our incumbent directors;
- certain mergers or consolidations involving us or certain sales of substantially all of our assets; and
- stockholder approval of our complete liquidation or dissolution.

Pursuant to the ACSOP, if the employment of the holder of options awarded under the ACSOP is terminated:

- due to the individual's death or disability, then the exercisable portion of the individual's options will generally remain exercisable until the earlier of 12 months and the expiration of their term, and any additional portion of the options that is not then exercisable will generally be forfeited and canceled as of the date of termination;
- due to the individual's retirement, then the exercisable portion of the individual's options on the date of his or her retirement will generally remain exercisable until the earlier of 24 months and the expiration of their term, and any options that are not then exercisable will continue to vest pursuant to their vesting schedule and will remain exercisable until the earlier of five years from the date of grant and the expiration of their term;

- following a change in control, any options to purchase shares of Common Stock held by the individual will terminate upon the earlier of three months after the termination of his or her employment and the expiration of their term; or
- for any reason other than as described above, any options to purchase shares of Common Stock held by the individual will terminate as of the date of the termination of his or her employment, regardless of whether the options are exercisable at that time.

Award Agreement for Employees under the ACSOP

When Messrs. Winterhalter, Golliher, Spinozzi and Lowery were awarded options to purchase shares of our Common Stock on December 4, 2006 under the ACSOP, and when Mr. Rea was awarded options to purchase shares of our Common Stock on January 12, 2007 under the ACSOP, each of them entered into an award agreement with us; which contained vesting provisions which differed in certain respects, as described below, from those contained in the ACSOP. Pursuant to such award agreements, if the individual's employment is terminated:

- due to his retirement, then the exercisable portion of his options on the date of his or her retirement will generally remain exercisable until the earlier of 36 months and the expiration of their term, and any options that are not then exercisable will be forfeited;
- without "cause," as defined in the ACSOP, the unexercised portion of any the options that becomes exercisable on the next vesting date after the date of termination will generally become immediately exercisable in full for a 90-day period and any additional portion of the options not then exercisable will generally be forfeited and canceled as of the date of the termination; or
- due to his death or disability, then the unexercised portion of any the options that becomes exercisable on the next vesting date after the date of termination will generally become immediately exercisable in full for a 12-month period and any additional portion of the options not then exercisable will generally be forfeited and canceled as of the date of the termination

In all other cases, the award agreements contain vesting provisions which are substantially similar to those contained in the ACSOP.

2003 Alberto-Culver Restricted Stock Plan

Pursuant to the 2003 Alberto-Culver Restricted Stock Plan, or the RSP, in the event of a change in control, as defined below, all outstanding shares of restricted stock will immediately become fully vested.

For purposes of the RSP, the term "change in control" generally means the first to occur of:

- the acquisition (other than directly from us) by any person, other than us, our subsidiaries, or our employee benefit plans, of both (i) 20% or more of the voting power of our outstanding Common Stock, and (ii) voting power of our outstanding Common Stock in excess of the voting power held by (i) Leonard H. Lavin and Bernice E. Lavin, whom we refer to together as the Lavins, (ii) the descendants and spouses of the Lavins, (ii) the estates of the Lavins and those of their descendants and spouses, (iii) any trusts or similar arrangements for the benefit of either of the Lavins or their respective descendants and spouses, (iv) the Lavin Family Foundation, and (v) any other charitable organizations established by either of the Lavins or their respective descendants and spouses.
- a change in the majority of our incumbent directors;
- certain mergers or consolidations involving us or certain sales of substantially all of our assets; and

- stockholder approval of our complete liquidation or dissolution.

Pursuant to the RSP, if, prior to the removal of the restrictions on shares of restricted stock awarded to an individual under the RSP, the employment of the individual is terminated:

- due to the individual's death or disability, then any uncompleted portion of a time period restriction or other forfeiture conditions may be waived by the Compensation Committee;
- due to the individual's retirement, then any uncompleted portion of a time period restriction or other forfeiture condition will be waived and all the restricted stock held by the individual will immediately vest;
- for any reason other than as described above, any shares subject to time period restrictions or other forfeiture conditions at the date of termination will automatically be forfeited.

Award Agreements for Employees under the RSP

When Messrs. Winterhalter and Rea were awarded shares of restricted stock under the RSP on January 24, 2007 and January 12, 2007, respectively, each of them entered into an award agreement with us, which contained vesting provisions which differ in certain respects, as described below, from those contained in the RSP. Pursuant to the award agreements, if either individual's employment is terminated:

- due to his death or disability, then the unvested portion of the restricted stock that vests on the next vesting date after the date of termination will generally vest immediately and any additional portion of the restricted stock not then vested will generally be forfeited and canceled as of the date of the termination; or
- for any other reason, then any portion of the restricted stock not then vested will be forfeited and cancelled as of the date of the termination.

In addition, pursuant to the award agreements, in connection with a "change in control," as defined in the RSP, any unvested portion of the restricted stock will immediately vest.

2007 Omnibus Plan

As of September 30, 2007, the only type of award that had been granted to our named executive officers pursuant to the 2007 Omnibus Plan was options to purchase shares of our Common Stock. Pursuant to the 2007 Omnibus Plan, in the event of a change in control, as defined below, unless otherwise expressly provided by the Compensation Committee, all outstanding options will become fully exercisable as of the date of the transaction or, at the discretion of the Compensation Committee, each outstanding option will be canceled in exchange for an amount equal to the product of (i) the excess, if any, of the price per share on a fully-diluted basis offered in conjunction with the change in control transaction over the exercise price for the option, multiplied by (ii) the aggregate number of shares of Common Stock covered by the option.

For purposes of the 2007 Omnibus Plan, the term "change in control" generally means the first to occur of:

- the acquisition by any person, other than us, our subsidiaries, our employee benefit plans, or the Parallel Fund or its affiliates, of 50% or more of the voting power of our outstanding Common Stock;
- a change in the majority of our incumbent directors within any 24 month period;
- certain mergers or consolidations involving a change in ownership of 50% or more of our Common Stock or the sale of substantially all of our assets; or

- our liquidation or dissolution.

Pursuant to the 2007 Omnibus Plan, if the employment of the holder of an option awarded under the 2007 Omnibus Plan is terminated:

- for "cause," then the unexercised portion of an option to purchase shares of our Common Stock will generally terminate;
- due to the individual's death or disability, the exercisable portion of any options will generally remain exercisable until the earlier of 12 months and the expiration of their term, the unexercised portion of any the options that becomes exercisable on the next vesting date after the date of termination will generally become immediately exercisable in full for a 12-month period and any additional portion of the options not then exercisable will generally be forfeited and canceled as of the date of the termination;
- due to the individual's retirement (as defined in the 2007 Omnibus Plan), any options that are exercisable on the date of retirement will generally remain exercisable until the earlier of 12 months from the date of retirement and the expiration of their term and any options that are not then exercisable will generally be forfeited and canceled as of the date of the termination;
- for any reason other than as described above, any options that are exercisable on the date of termination will generally remain exercisable until the earlier of the 60th day following the termination and the expiration of their term and any options that are not then exercisable will be forfeited and canceled as of the date of the termination.

In addition, the 2007 Omnibus Plan contains certain restrictive covenants, including non-competition, non-solicitation, non-disclosure and non-disparagement covenants which apply to the holder of an option during the term of the individual's employment, any post-termination exercise period, and the one-year period following the expiration of any post-termination exercise period. If an option holder violates any of these covenants, then any options, to the extent unexercised, will automatically terminate and be canceled upon the first date of the violation and, in the case of the termination of the individual's employment for "cause," he or she will remit to us in cash, to the extent applicable, the excess of (A) the greater of the closing price for shares of our Common Stock on (i) the date of exercise and (ii) the date of sale of the shares of Common Stock underlying the options, over (B) the exercise price, multiplied by the number of shares of Common Stock subject to the options (without reduction for any shares of Common Stock surrendered or attested to) the individual realized from exercising all or a portion of the options within the period commencing six months prior to the termination of the individual's employment and ending on the one-year date. In addition, the 2007 Omnibus Plan provides that, in the event that the individual's service with us is terminated as a result of the individual's retirement (as defined in the 2007 Omnibus Plan) and the individual agrees to be bound by the restrictive covenants described above, then for the three-year period following the individual's retirement, the individual will continue to vest in the portion of the options that were not vested and exercisable as of the date of the individual's retirement as if the individual's service had not terminated, unless the individual violates any of the restrictive covenants during the three-year period, in which case all options (vested or unvested) will be immediately forfeited and cancelled. This provision does not apply to the restricted stock awards made under the 2007 Omnibus Plan.

Stock Option Agreement for Employees under the 2007 Omnibus Plan

When Messrs. Winterhalter, Rea, Golliher, Spinozzi and Lowery were awarded options to purchase shares of our Common Stock on April 26, 2007 under the 2007 Omnibus Plan, each of them entered into a stock option agreement with us, which contained vesting provisions substantially similar to those contained in the 2007 Omnibus Plan.

POTENTIAL REALIZABLE VALUE OF EQUITY AWARDS UPON A CHANGE IN CONTROL WITHOUT TERMINATION

Under the ACSOP, the RSP and the 2007 Omnibus Plan, in the event of a "change in control," as such term is defined in each such plan, the vesting of outstanding awards may be accelerated regardless of whether the employment of the holder of such an award is terminated in connection therewith. The following table provides quantitative disclosure of the potential realizable value of outstanding awards granted to our named executive officers pursuant to the ACSOP, the RSP and the 2007 Omnibus Plan, assuming that:

- an event which has constituted a "change in control" under each of the ACSOP, the RSP and the 2007 Omnibus Plan, each as described above, was consummated on September 28, 2007, the last business day of fiscal 2007.
- with respect to options awarded pursuant to the ACSOP, the "change in control" involved a transaction pursuant to which the holders of shares of our Common Stock received consideration other than registered stock;
- with respect to outstanding options awarded pursuant to the 2007 Omnibus Plan, that the Compensation Committee did not exercise its discretion to cancel the options in exchange for a cash payment based upon the difference between the price per share offered in connection with the change in control and the exercise price;
- each named executive officer exercised all previously unexercisable options only to the extent that the exercise price of such options did not equal or exceed the closing price for shares of our Common Stock on the NYSE on September 28, 2007; and
- each named executive officer sold the shares of our Common Stock underlying their previously unvested shares of restricted stock at the closing price for shares of our Common Stock on the NYSE on September 28, 2007.

Name	Amount Payable(1)
Gary G. Winterhalter	**$1,690,000**
David L. Rea	**$1,417,500**
John H. Golliher..............	**$0**
Michael G. Spinozzi	**$0**
Bennie L. Lowery	**$0**

(1) Calculated in accordance with SEC rules by reference to the closing price for our Common Stock on the NYSE on September 28, 2007, which was $8.45. With respect to outstanding options awarded pursuant to the ACSOP, assuming that the highest price per share offered to our stockholders in connection with the change in control was equal to the average of the high and low price for shares of our Common Stock on the NYSE on September 28, 2007, the date of the change in control, or $8.54, in accordance with the ACSOP, the amounts payable to Messrs. Winterhalter, Rea, Golliher, Spinozzi and Lowery would be $1,690,000, $1,435,500, $0, $0 and $0, respectively.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

The following table provides quantitative disclosure of the estimated payments that would be made to our named executive officers under their severance agreements and, as applicable, their termination agreements, as well as the amounts our named executive officers would receive upon the exercise and sale of certain equity awards which were accelerated in connection with the termination, assuming that:

- each named executive officer's employment with us was terminated on September 28, 2007, the last business day of fiscal year 2007;
- with respect to the columns in the following table which reflect amounts which would have been received based on a termination of employment in connection with a "change in control," that the named executive officer's employment with us was terminated in connection with an event which constituted a "change in control" under any agreement or plan described above;
- the base salary earned by each named executive officer for his services to us through September 28, 2007 has been fully paid to each such individual
- with respect to options awarded pursuant to the ACSOP, the "change in control" involved a transaction pursuant to which the holders of shares of our Common Stock received consideration other than registered stock;
- with respect to outstanding options awarded pursuant to the 2007 Omnibus Plan, that the Compensation Committee did not exercise its discretion to cancel the options in exchange for a cash payment based upon the difference between the price per share offered in connection with the change in control and the exercise price;
- each named executive officer exercised all options which were accelerated by virtue of the termination at the closing price for shares of our Common Stock on the NYSE on September 28, 2007, which was $8.45, but only to the extent that the exercise price of such options did not equal or exceed $8.45; and
- each named executive officer sold the shares of our Common Stock underlying the shares of restricted stock with respect to which vesting was accelerated by virtue of the termination at the closing price for shares of our Common Stock on the NYSE on September 28, 2007, which was $8.45.

In addition, the amounts presented in the following table do not reflect amounts each named executive officer earned or accrued prior to termination, such as such officer's previously vested options and restricted stock. For information about these previously earned and accrued amounts, see the "Fiscal 2007 Summary Compensation Table," "Outstanding Equity Awards at 2007 Fiscal Year End Table," and "Option Exercises and Stock Vested In Fiscal Year 2007," located elsewhere in this Proxy Statement.

Potential Payments Upon Termination or Change in Control Table for Fiscal 2007

Name and Principal Position	Benefit Description	No Change in Control — Termination w/o Cause	No Change in Control — Voluntary Termination		No Change in Control — Termination Due to Death	No Change in Control — Termination Due to Disability	Change in Control — Termination w/o Cause or for Good Reason	Change in Control — Termination w/ Cause or w/o Good Reason
			w/ Good Reason	w/o Good Reason				
Gary G. Winterhalter	Prorata bonus(1)	0	0	0	0	0	470,250	0
President and Chief	Severance pay	2,167,750	2,167,750	0	0	2,167,750	2,167,750	0
Executive Officer	Bonus payment(2)	1,219,322	1,219,322	0	0	1,219,322	1,219,322	0
	Stock option vesting(3)	0	0	0	0	0	0	0
	Restricted stock vesting(4)	0	0	0	338,000	338,000	1,690,000	0
	Health care benefits continuation(5)	13,484	13,484	0	0	13,484	22,385	0
	Health care benefits lump sum value(6)	18,328	18,328	0	0	18,328	0	0
	Accrued vacation(7)	120,796	120,796	120,796	120,796	0	120,796	120,796
	Exec Outplacement	12,000	12,000	0	0	12,000	0	0
	TOTAL VALUE	3,551,680	3,551,680	120,796	458,796	3,768,884	5,690,503	120,796
David L. Rea(8)	Prorata bonus(1)	0	0	0	0	0	126,796	0
Senior Vice President	Severance pay	450,000	0	0	0	0	895,500	0
Chief Financial Officer	Bonus payment(2)	270,000	0	0	0	0	0	0
	Stock option vesting(3)	0	0	0	37,500	37,500	150,000	0
	Restricted stock vesting(4)	0	0	0	253,500	253,500	1,267,500	0
	Health care benefits continuation(5)	0	0	0	0	0	21,718	0
	Health care benefits lump sum value(6)	0	0	0	0	0	0	0
	Accrued vacation(7)	35,913	35,913	35,913	35,913	0	35,913	35,913
	Exec Outplacement	0	0	0	0	0	0	0
	TOTAL VALUE	755,913	35,913	35,913	326,913	291,000	2,497,427	35,913
John R. Golliher	Prorata bonus(1)	0	0	0	0	0	113,100	0
President, Beauty	Severance pay	0	0	0	0	0	646,750	0
Systems Group	Bonus payment(2)	0	0	0	0	0	134,843	0
	Stock option vesting(3)	0	0	0	0	0	0	0
	Restricted stock vesting(4)	0	0	0	0	0	0	0
	Health care benefits continuation(5)	0	0	0	0	0	20,900	0
	Health care benefits lump sum value(6)	0	0	0	0	0	0	0
	Accrued vacation(7)	39,688	39,688	39,688	39,688	0	39,688	39,688
	Exec Outplacement	0	0	0	0	0	0	0
	TOTAL VALUE	39,688	39,688	39,688	39,688	0	955,281	39,688
Michael G. Spinozzi	Prorata bonus(1)	0	0	0	0	0	259,749	0
President, Sally Beauty	Severance pay	0	0	0	0	0	746,250	0
Supply	Bonus payment(2)	0	0	0	0	0	509,804	0
	Stock option vesting(3)	0	0	0	0	0	0	0
	Restricted stock vesting(4)	0	0	0	0	0	0	0
	Health care benefits continuation(5)	0	0	0	0	0	21,170	0
	Health care benefits lump sum value(6)	0	0	0	0	0	0	0
	Accrued vacation(7)	26,142	26,142	26,142	26,142	0	26,142	26,142
	Exec Outplacement	0	0	0	0	0	0	0
	TOTAL VALUE	26,142	26,142	26,142	26,142	0	1,563,115	26,142
Bennie L. Lowery	Prorata bonus(1)	0	0	0	0	0	127,981	0
Senior Vice President	Severance pay	804,723	804,723	0	0	804,723	804,723	0
and General	Bonus payment(2)	500,552	500,552	0	0	500,552	500,552	0
Merchandise Manager,	Stock option vesting(3)	0	0	0	0	0	0	0
Beauty Systems Group	Restricted stock vesting(4)	0	0	0	0	0	0	0
	Health care benefits continuation(5)	4,630	4,630	0	0	4,630	9,085	0
	Health care benefits lump sum value(6)	0	0	0	0	0	0	0
	Accrued vacation(7)	21,753	21,753	21,753	21,753	0	21,753	21,753
	Exec Outplacement	12,000	12,000	0	0	12,000	0	0
	TOTAL VALUE	1,343,658	1,343,658	21,753	21,753	1,321,905	1,464,094	21,753

Notes:

(1) Based on bonus earned for fiscal year 2007, which was paid in the first quarter of fiscal 2008.

(2) Based on the average annual bonus paid in the five fiscal years prior to fiscal 2007. With respect to Mr. Spinozzi, who commenced his employment with us in May, 2006, the bonus amount is based on the partial year bonus earned by Mr. Spinozzi in fiscal year 2006, in accordance with the provisions of the severance agreement that we have entered into with Mr. Spinozzi.

Mr. Rea commenced his employment with us in January, 2007 and, accordingly, did not receive any bonus payments from us prior to fiscal year 2007.

(3) Value of stock options has been determined by reference to the closing price for shares of our Common Stock on the NYSE on September 28, 2007, the last trading day of our 2007 fiscal year, which was $8.45. The exercise price of the unexercised options held by our named executive officers which were awarded under the ACSOP and the 2007 Omnibus Plan (other than with respect to the options awarded to Mr. Rea on January 15, 2007 under the ACSOP) were higher than the closing price for shares of our Common Stock on the NYSE on September 28, 2007, the last day of our 2007 fiscal year.

(4) Value of restricted stock has been determined by reference to the closing the price for shares of our Common Stock on the NYSE on September 28, 2007, the last trading day of our 2007 fiscal year, which was $8.45.

(5) Value of health care continuation based on our cost of the benefit net of the employee's contribution and is based on the level of medical coverage selected (employee only, employee plus one, or family) and the level of life insurance and disability coverage provided, which is a function of salary up to the limits of the applicable benefit.

(6) Value of health care lump sum is based on our full cost of the medical benefit and based on the level of medical coverage selected (employee only, employee plus one, or family).

(7) The value of accrued vacation is based on the number of accrued vacation hours available for the individual as of September 30, 2007, multiplied by the equivalent hourly rate for the executive's base salary.

(8) The payments represented in the "Change of Control" columns for Mr. Rea would need to be reduced pursuant to a "gross down" provision in his Severance Agreement which requires that any parachute payments made in connection with a change in control will be reduced to the extent needed to have the payments fall within the safe harbor limitations of Section 280G of the Internal Revenue Code. Although each of our named executive officers has a similar provision in their Severance Agreements, none was similarly affected as of the date of these calculations.

Executive Officer Indemnification Agreements

In December 2006, the Board of Directors, upon the recommendation of outside legal counsel and as part of the incentive package promised to attract the members of the new Board of Directors, provided each member of the Board with an indemnification agreement. Please see "Director Indemnification Agreements" earlier in this proxy statement for a description of these arrangements. As a member of the Board, Mr. Winterhalter was provided with an indemnification agreement.

On January 12, 2007, the Compensation Committee of the Board approved and authorized us to enter into an indemnification agreement with David L. Rea, our Senior Vice President and Chief Financial Officer. The indemnification agreement is intended to provide Mr. Rea with the maximum protection available under applicable law in connection with his services to us.

The indemnification agreement is substantially similar to the Form of Director Indemnification Agreement between us and each of our directors. The indemnification agreement provides, among other things, that subject to the procedures set forth therein, we will, to the fullest extent permitted by applicable law, indemnify Mr. Rea if, by reason of his corporate status as an officer, he incurs any losses, liabilities, judgments, fines, penalties or amounts paid in settlement in connection with any threatened, pending or completed proceeding, whether of a civil, criminal administrative or investigative nature. In addition, the indemnification agreement provides for the advancement of expenses incurred by Mr. Rea, subject to certain exceptions, in connection with any proceeding covered by the indemnification agreement. The indemnification agreement also requires that we cover Mr. Rea under liability insurance available to any of our directors, officers or employees.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Sally Beauty Holdings, Inc., their ages (as of November 28, 2007), and their positions for at least the last five years are as follows:

Gary G. Winterhalter, 55, is our President and Chief Executive Officer, as well as a director. Prior to our separation from Alberto-Culver, Mr. Winterhalter served as the President of Sally Holdings since May 2005. From January 2004 to May 2005, Mr. Winterhalter served as President, Sally Beauty Supply / BSG North America, and from January 1996 to January 2004, he served as President of Sally USA. Mr. Winterhalter also served in other operating positions with Alberto-Culver between 1987 and 1996.

David L. Rea, 47, is our Senior Vice President and Chief Financial Officer. Prior to joining us, Mr. Rea served as President and Chief Operating Officer of La Quinta Corporation ("LQ Corporation") and La Quinta Properties, Inc. ("LQ Properties"), owners/operators of limited-services hotels, from February 2005 until January 2006. Prior to that, he served as Executive Vice President and Chief Financial Officer of LQ Corporation and LQ Properties from June 2000 until February 2005. Mr. Rea also served as the Treasurer of LQ Corporation and of LQ Properties from June 2000 to January 2002. Prior to joining LQ Corporation, Mr. Rea served as Chief Financial Officer of the start-up e-commerce company, SingleSourceIT.com. Prior to that, he was with Red Roof

Inns, Inc. from 1996 through 1999, where he served in various roles, including Executive Vice President, Chief Financial Officer and Treasurer. From 1995 through 1996, he served as Vice President of Finance at DeBartolo Realty Corporation. From 1986 through 1995, Mr. Rea held various investment management related positions with T. Rowe Price Associates, an investment firm.

John R. Golliher, 55, is the President of Beauty Systems Group LLC. Prior to our separation from Alberto-Culver, Mr. Golliher served as President of Beauty Systems Group since July 2006. From December 2003 to July 2006, Mr. Golliher served as Vice President and General Manager for the West Coast Beauty Systems division of Beauty Systems Group. From October 2001 to December 2003, Mr. Golliher served as Vice President of Full Service Sales, Beauty Systems Group East.

Bennie L. Lowery, 57, is our Senior Vice President and General Merchandise Manager of Beauty Systems Group. Prior to our separation from Alberto-Culver, Mr. Lowery served as Senior Vice President and General Merchandise Manager of Beauty Systems Group since May 2006. From October 1993 to May 2006, Mr. Lowery served as Senior Vice President and General Merchandise Manager of Sally Beauty Supply.

W. Richard Dowd, 65, is our Senior Vice President, Distribution and Chief Information Officer. From November 1997 to the present, Mr. Dowd served as Sally Beauty Company, Inc.'s Senior Vice President, Distribution and Chief Information Officer.

Neil B. Riemer, 56, is President of Armstrong McCall, L.P. Prior to our separation from Alberto-Culver, Mr. Riemer served as President of Armstrong McCall since October 2004. From October 2002 to September 2004, Mr. Riemer served as Vice President, Franchise Development of Armstrong McCall. From December 2001 to October 2002, Mr. Riemer served as Vice President, Purchasing of Armstrong McCall. Prior to that, Mr. Riemer served as Executive Vice President, Administration of Armstrong McCall.

Raal H. Roos, 55, is our Senior Vice President, General Counsel and Secretary. Mr. Roos became Senior Vice President in December 2006 and was appointed Vice President, General Counsel and Secretary in connection with our separation from Alberto-Culver in November 2006. Prior to our separation from Alberto-Culver, Mr. Roos served as Beauty Systems Group, Inc.'s and Sally Beauty Company, Inc.'s Vice President, General Counsel and Secretary since October 2004. Prior to that, Mr. Roos served as Beauty Systems Group, Inc.'s and Sally Beauty Company, Inc.'s Vice President, General Counsel and Assistant Secretary from October 2000 to October 2004.

Michael G. Spinozzi, 48, is President of Sally Beauty Supply LLC. Prior to our separation from Alberto-Culver, Mr. Spinozzi served as President of Sally Beauty Supply since May 2006. Prior to that, Mr. Spinozzi served in several capacities at Borders Group, Inc., an operator of books, music and movie superstores and mall-based bookstores, most recently as Executive Vice President from March 2001 to February 2006.

Mark J. Flaherty, 44, is our Vice President, Chief Accounting Officer and Controller. Prior to October of 2007, Mr. Flaherty served as Chief Financial Officer of Tandy Brands Accessories, Inc from August 2002 to October 2007, as its Treasurer from October 2002 to October 2007, and as its Assistant Secretary from October 2003 to October 2007. Mr. Flaherty previously served as Tandy Brand's Corporate Controller from June 1997 through August 2002. From 1991 to June 1997, Mr. Flaherty held the positions of Divisional Controller and Assistant Corporate Controller of various companies in the real estate and staffing industries. Prior to 1991, Mr. Flaherty was employed in the audit practice at the accounting firm formerly known as Coopers & Lybrand. Mr. Flaherty is a certified public accountant.

OWNERSHIP OF SECURITIES

Securities Owned by Directors, Executive Officers and Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership, as of November 20, 2007, of: (i) our Common Stock by each person believed by us (based upon their Schedule 13D or 13G filings with the SEC), to beneficially own more than 5% of the total number of outstanding shares; and (ii) our Common Stock by each current director (including director nominees) or executive officer and of all the current directors (including director nominees) and executive officers as a group. The number of shares beneficially owned by each person or group as of November 20, 2007, includes shares of Common Stock that such person or group had the right to acquire on or within 60 days after November 20, 2007, including upon the exercise of options. All such information is estimated and subject to change. Each outstanding share of Common Stock entitles its holder to one vote on all matters submitted to a vote of our stockholders. Except as specified below, the business address of the persons listed is our headquarters, 3001 Colorado Boulevard, Denton, Texas 76210-6802.

Ownership of our Common Stock is shown in terms of "beneficial ownership." Amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which he has a right to acquire beneficial ownership within 60 days. More than one person may be considered to beneficially own the same shares. In the table below, unless otherwise noted, a person has sole voting and dispositive power for those shares shown as beneficially owned by such person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock(1)	Percent of Class(2)
Gary G. Winterhalter	728,559(3)	*
W. Richard Dowd	215,138(4)	*
Mark J. Flaherty	0	*
John R. Golliher	127,179(5)	*
Bennie L. Lowery	199,348(6)	*
David L. Rea	250,000(7)	*
Neil B. Riemer	82,688(8)	*
Gary T. Robinson	750(9)	
Raal H. Roos	59,090(10)	*
Michael G. Spinozzi	106,045(11)	*
Kathleen J. Affeldt	4,764(12)	*
Marshall E. Eisenberg	54,764(13)	*
James G. Berges	0	*
Donald J. Gogel	0	*
Robert R. McMaster	34,764(14)	*
Walter L. Metcalfe, Jr.	9,764(15)	*
Martha Miller de Lombera	4,764(12)	*
John A. Miller	221,643(16)	*
Edward W. Rabin	116,764(17)	*
Richard J. Schnall	0	*
All directors and executive officers as a group (20 persons)	2,216,024(18)	1.21%

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock(1)	Percent of Class(2)
CDR Investors 1403 Foulk Road, Suite 106 Wilmington, Delaware 19803	86,362,971(19)	47.60%
Carol L. Bernick c/o Alberto-Culver Company 2525 Armitage Avenue Melrose Park, Illinois 60160	12,624,168(20)	6.96%
O.S.S. Capital Management LP and affiliates 598 Madison Avenue New Your, New York 10022	9,229,300(21)	5.09%

(1) Except as otherwise noted, the directors and named executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed.

(2) An asterisk indicates that the percentage of Common Stock projected to be beneficially owned by the named individual does not exceed one percent of our Common Stock.

(3) Includes 263,390 shares of Common Stock, 200,000 shares of restricted Common Stock, 2,669 shares held as a participant in the Sally Beauty Holdings, Inc. 401(k) and Profit Sharing Plan, and 262,500 shares subject to stock options exercisable currently or within 60 days.

(4) Includes 66,102 shares of Common Stock held jointly with his wife, 10,470 shares held as a participant in the Sally Beauty Holdings, Inc. 401(k) and Profit Sharing Plan and 138,566 shares subject to stock options exercisable currently or within 60 days.

(5) Includes 910 shares of Common Stock, 1,022 shares of Common Stock held jointly with his wife, 30,000 shares of restricted Common Stock, 1,088 shares held as a participant in the Sally Beauty Holdings, Inc. 401(k) and Profit Sharing Plan, and 94,159 shares subject to stock options exercisable currently or within 60 days.

(6) Includes 4,334 shares of Common Stock, 20,000 shares of restricted Common Stock and 175,014 shares subject to stock options exercisable currently or within 60 days.

(7) Includes 150,000 shares of restricted Common Stock and 100,000 shares subject to stock options exercisable currently or within 60 days.

(8) Includes 375 shares of Common Stock, 5,596 shares held as a participant in the Sally Beauty Holdings, Inc. 401(k) and Profit Sharing Plan and 76,717 shares subject to stock options exercisable currently or within 60 days.

(9) Based upon that certain Form 4 filed by Mr. Robinson on November 20, 2006 and the Corporation's stock records. Includes 750 shares of Common Stock.

(10) Includes 10,375 shares of Common Stock, 594 shares held as a participant Sally Beauty Holdings, Inc. 401(k) and Profit Sharing Plan and 48,121 shares subject to stock options exercisable currently or within 60 days.

(11) Includes 5,000 shares of Common Stock, 30,000 shares of restricted Common Stock and 71,045 shares subject to stock options exercisable currently or within 60 days.

(12) Represents shares subject to stock options exercisable currently or within 60 days.

(13) Includes 50,000 shares of Common Stock and 4,764 shares subject to stock options exercisable currently or within 60 days.

(14) Includes 30,000 shares of Common Stock and 4,764 shares subject to stock options exercisable currently or within 60 days.

(15) Includes 5,000 shares of Common Stock and 4,764 shares subject to stock options exercisable currently or within 60 days.

(16) Includes 146,750 shares of Common Stock, 6,000 shares held as a custodian for minor children, 3,000 shares held by his child in joint tenancy with right of survivorship, and 65,893 shares subject to stock options exercisable currently or within 60 days.

(17) Includes 100,000 shares of Common Stock held by such person as trustee of trust for benefit of himself, 12,000 shares of Common Stock held by wife and 4,764 shares subject to stock options exercisable currently or within 60 days.

(18) Includes 705,008 shares of Common Stock, 430,000 shares of restricted Common Stock, 20,417 shares held as participants in the Sally Beauty Holdings, Inc. 401(k) and Profit Sharing Plan, and 1,060,599 shares subject to stock options exercisable currently or within 60 days. Such persons have shared voting and investment power as to 67,124 shares.

(19) Based solely on information provided on that certain Schedule 13D (Amendment No. 1) dated November 16, 2006, which reflects sole voting power with respect to 0 shares, shared voting power with respect to 85,795,405 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 85,795,405 shares beneficially owned by CDRS Acquisition LLC ("CDRS"); Clayton Dubilier and Rice Fund VII, L.P ("Fund VII"), as the result of its position as the sole member of CDRS; CD&R Associates VII, Ltd. ("Associates VII"), as the result of its position as the general partner of Fund VII; CD&R Associates VII, L.P. ("Associates VII LP"), as the result of its position as the sole shareholder of Associates VII; and CD&R Investment Associates VII, Ltd., as the result of its position as the general partner of Associates VII LP and sole voting power with respect to 0 shares, shared voting power with respect to 567,566 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 567,566 shares beneficially owned by Parallel Fund and CD&R Parallel Fund Associates VII Ltd, as the result of its position as the general partner of Parallel Fund.

(20) Based on information provided on that certain Schedule 13G dated November 16, 2006 and provided by Carol L. Bernick to the Corporation as of November 26, 2007, which reflects sole voting power with respect to 4,709,471 shares, shared voting power with respect to 7,914,697 shares, sole dispositive power with respect to 10,472,001 shares and shared dispositive power with respect to 2,152,167 shares beneficially owned by Carol L. Bernick of which 5,709,471 shares are held by such person as trustee or co-trustee of trusts for the benefit of Leonard H. Lavin and his wife Bernice E. Lavin (deceased) and their descendants, including Ms. Bernick, 5,762,530 shares are held by a family partnership and 1,152,167 shares held by family foundations.

(21) Based solely on information provided on that certain Schedule 13G dated June 8, 2007, which reflects sole voting power with respect to 0 shares, shared voting power with respect to 364,763 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 364,763 shares beneficially owned by Oscar S. Schafer & Partners I LP ("OSS I"); sole voting power with respect to 0 shares, shared voting power with respect to 3,928,996 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 3,928,996 shares beneficially owned by Oscar S. Schafer & Partners II LP ("OSS II") (OSS I and OSS II are hereinafter referred to as the "Partnerships"); sole voting power with respect to 0 shares, shared voting power with respect to 4,293,759 shares, sole dispositive power with respect

to 0 shares and shared dispositive power with respect to 4,293,759 shares beneficially owned by O.S.S. Advisors LLC (the "General Partner") as a result of its position as the general partner of each of the Partnerships; sole voting power with respect to 0 shares, shared voting power with respect to 4,741,986 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 4,741,986 shares beneficially owned by O.S.S. Overseas Fund Ltd. ("OSS Overseas") (a Cayman Island exempt company, whose principal office is located at SEI Investments Global (Cayman) Limited, Harbor Place, 5th Floor, South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands, British West Indies); sole voting power with respect to 0 shares, shared voting power with respect to 9,229,300 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 9,229,300 shares beneficially owned by O.S.S. Capital Management LP (the "Investment Manager") as a result of its position as investment manager, management company to OSS Overseas and the Partnerships, respectively, and its investment discretion with respect to shares held by them, with respect to shares held by OSS Overseas and the Partnerships; sole voting power with respect to 0 shares, shared voting power with respect to 9,229,300 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 9,229,300 shares beneficially owned by Schafer Brothers LLC ("SB LLC") as a result of its position as the general partner to the Investment Manager; and sole voting power with respect to 0 shares, shared voting power with respect to 9,229,300 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 9,229,300 shares beneficially owned by Oscar S. Schafer as a result of his position as the senior managing member of the General Partner and of SB LLC with respect to shares of Common Stock directly owned by the Partnerships and OSS Overseas.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and certain persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other security interests of Sally Beauty Holdings, Inc. Directors, executive officers, and greater than ten percent stockholders are required by the regulations of the SEC to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required during the fiscal year ended September 30, 2007, all Section 16(a) filing requirements were complied with.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee serves an independent oversight role by consulting with and providing guidance to management and the external auditors on matters such as accounting, audits, compliance, controls, disclosure, finance and risk management. The Board of Directors has affirmatively determined that all Audit Committee members are "independent" (within the meaning of the applicable rules of the NYSE and the SEC) and financially literate. The Board of Directors has designated Robert R. McMaster, the Chairman of the Audit Committee, Marshall E. Eisenberg and John A. Miller as audit committee financial experts under the SEC's guidelines. The Corporation was a wholly-owned subsidiary of Alberto-Culver Company during the fiscal year ended September 30, 2006. The Audit Committee was formed in connection with the separation of the Corporation from Alberto-Culver Company on November 16, 2006.

The Audit Committee's purposes and responsibilities are described in its charter, available on the corporate governance section of the Corporation's website at www.sallybeautyholdings.com. They include (a) assisting the Board of Directors in its oversight of the integrity of the Corporation's financial statements and financial reporting processes, overseeing compliance with legal and regulatory requirements, reviewing the external auditors' qualifications and independence (including auditor rotation), and reviewing the performance of the Corporation's internal audit function; (b) deciding whether to appoint, retain or terminate the Corporation's independent auditors and to pre-approve all audit, audit-related, tax and other services, if any, to be provided by the independent auditors; and (c) preparing this Report. The Audit Committee members do not act as accountants or auditors for the Corporation. Management is responsible for the Corporation's financial statements and the financial reporting process, including the implementation and maintenance of effective internal control over financial reporting. The external auditors are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles. The external auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

The Audit Committee recognizes the importance of maintaining the independence of the Corporation's independent auditor, both in fact and appearance. Consistent with its Charter, the Audit Committee has evaluated KPMG's qualifications, performance, and independence, including that of the lead audit partner. As part of its auditor engagement process, the Audit Committee considers whether to rotate the independent audit firm. The Audit Committee has established in its Charter a policy pursuant to which all services, audit and non-audit, provided by the independent auditor must be pre-approved by the Audit Committee or its designee. The Corporation's pre-approval policy is more fully described in this proxy statement under the caption "Proposal 2 — Ratification of Selection of Auditors." The Audit Committee has concluded that provision of the non-audit services described in that section is compatible with maintaining the independence of KPMG.

In this context, the Audit Committee has reviewed and discussed, with management and the external auditors, the Corporation's audited financial statements for the year ended September 30, 2007. The Audit Committee has discussed with the external auditors the matters required to be discussed by Statement on Auditing Standards (SAS) No. 114, Communication with Audit Committees, as amended. In addition, the Audit Committee has received from the external auditors the written disclosures required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and has discussed with them their independence from the Corporation and its management. The Audit Committee has considered whether the external auditors' provision of non-audit services to the Corporation is compatible with the auditors' independence.

Following the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the year ended September 30, 2007, for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee:

Robert R. McMaster (Chair)
Marshall E. Eisenberg
Walter L. Metcalfe, Jr.
John A. Miller

PROPOSAL 2 — RATIFICATION OF SELECTION OF AUDITORS

Based upon the recommendation of the Audit Committee, the Board of Directors has selected KPMG LLP, which we refer to as KPMG, to serve as our independent registered public accounting firm for the year ending September 30, 2008. Although we are not required to seek stockholder ratification of this appointment, the Audit Committee and the Board believe it to be a matter of good corporate governance to do so. Representatives of KPMG will be present at the annual meeting, will have the opportunity to make a statement, if they desire to do so, and will be available to answer appropriate questions.

Fees Paid to KPMG

The fees billed by KPMG or billed to Alberto-Culver for our benefit with respect to the years ended September 30, 2007 and September 30, 2006 were as follows:

	Year Ended September 30, 2007	Year Ended September 30, 2006
Audit Fees(1)	$2,179,000	$ 864,000
Audit-Related Fees(2)	87,500	—
Tax Fees(3)	23,636	355,000
All Other Fees	—	—
Total Fees(4)	$2,290,136	$1,219,000

(1) Aggregate fees billed for professional services for the audit of annual financial statements as well as accounting and reporting advisory services related to regulatory filings and acquisition activities.

(2) Audit-related fees consist of fees for audits of the Corporation's employee benefit plans.

(3) Tax fees consist of fees for tax consultation and tax compliance services.

(4) The Audit Committee pre-approved all fees.

The Audit Committee has reviewed the non-audit services provided by KPMG and determined that the provision of these services during fiscal 2007 is compatible with maintaining KPMG's independence.

Pre-Approval Policy. Since the May 6, 2003 effective date of the SEC rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, each new engagement of KPMG through November 16, 2006 was approved in advance by Alberto-Culver's Audit Committee. From and after November 16, 2006, our Audit Committee approved all audit and permissible non-audit fees during fiscal year 2007.

The Audit Committee has the sole and direct authority to engage, appoint and replace our independent auditors. In addition, the Audit Committee has established an Audit and Non-Audit Services Pre-Approval Policy, whereby every engagement of KPMG to perform audit or permissible non-audit services on behalf of us or any of our subsidiaries requires pre-approval from the Audit Committee or its designee before KPMG is engaged to provide those services. Pursuant to that policy, we expect that on an annual basis, the Audit Committee will review and provide pre-approval for certain types of services that may be rendered by the independent auditors, together with a budget for the applicable fiscal year. The pre-approval policy also requires the pre-approval of any fees that are in excess of the amount budgeted by the Audit Committee. The pre-approval policy contains a provision delegating limited pre-approval authority to the chairman of the Audit Committee in instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The chairman of the Audit

Committee would be required to report on such pre-approvals at the next scheduled Audit Committee meeting. As a result, the Audit Committee or its designee approved 100% of all services performed by KPMG on behalf of us or any of our subsidiaries subsequent to November 16, 2006, the date we became a public company.

If the stockholders do not ratify the selection of KPMG, the selection of independent auditors will be reconsidered by the Audit Committee of the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF PROPOSAL 2.

STOCKHOLDER PROPOSALS

Our Second Amended and Restated By-Laws provide that, in the event that the date of our annual meeting will not change by more than 30 days from the anniversary date of our previous annual meeting, notice of a stockholder proposal, to be timely, must be received by our Corporate Secretary not more than 120 days and not less than 90 days in advance of the anniversary date of the annual meeting in order to be included in our proxy materials. As such, stockholder proposals to be presented at the 2009 annual meeting of stockholders must be received by the Corporate Secretary, Sally Beauty Holdings, Inc., 3001 Colorado Boulevard, Denton, Texas 76210 no earlier than September 26, 2008 and no later than October 26, 2008 if such proposal is to be considered for inclusion on our proxy materials for such meeting. If we do not receive notice of any stockholder proposal on or before October 26, 2008, such proposal will be considered untimely pursuant to Rules 14a-4 and 14a-5(e) under the Securities Exchange Act of 1934, as amended, and the persons named in the proxies solicited by the Board of Directors for the 2009 Annual Meeting may exercise discretionary voting power with respect to such proposal.

A copy of the Second Amended and Restated By-Laws may be obtained on the governance section of our Web site at http://investor.sallybeautyholdings.com, or by written request to the Corporate Secretary, Sally Beauty Holdings, Inc., 3001 Colorado Boulevard, Denton, Texas 76210, United States of America.

REDUCE PRINTING AND MAILING COSTS

To reduce the expenses of delivering duplicate proxy materials, we may take advantage of the SEC's "householding" rules that permit us to deliver only one set of proxy materials to stockholders who share an address, unless otherwise requested. If you share an address with another stockholder and have received only one set of proxy materials, you may request a separate copy of these materials at no cost to you by calling our Investor Relations department at 1 (940) 898-7500, by email at investorrelations@sallybeautyholdings.com, or by written request to the Corporate Secretary, Sally Beauty Holdings, Inc., 3001 Colorado Boulevard, Denton, Texas 76210. For future annual meetings, you may request separate voting materials, or request that we send only one set of proxy materials to you if you are receiving multiple copies, by calling or writing to us at the phone number and address given above.

Stockholders may help us to reduce printing and mailing costs further by opting to receive future proxy materials by e-mail for our 2009 Annual Meeting of stockholders and beyond. This Notice of Annual Meeting and Proxy Statement and our 2007 Annual Report on Form 10-K are available on our Web site at www.sallybeautyholdings.com. Instead of receiving future copies of our Proxy Statement and Annual Report materials by mail, most stockholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will save us the cost of producing and mailing documents to your home or business, and also will give you an electronic link to the proxy voting site. Please contact our Investor Relations department (contact information above) if you would like to receive future proxy materials electronically.

Stockholders of Record: If you vote on the Internet at www.investorvote.com, simply follow the prompts for enrolling in the electronic proxy delivery service.

Beneficial Owners: If you hold your shares in a brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information provided in the proxy materials mailed to you by your bank or other holder of record regarding the availability of this service.

OTHER MATTERS

The Board of Directors knows of no other matters to be acted upon at the meeting, but if any matters properly come before the meeting that are not specifically set forth on the proxy card and in this Proxy Statement, it is intended that the persons voting the proxies will vote in accordance with their best judgments.

By Order of the Board of Directors,



Raal H. Roos
Corporate Secretary

December 7, 2007

SALLYBEAUTY
HOLDINGS, INC.

SALLY BEAUTY HOLDINGS, INC.

Admission Ticket

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on January 24, 2008.



Vote by Internet

- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured website.



Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.



Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.



1. Election of Directors Nominees: 01 - Kathleen J. Affeldt; 02 - Walter L. Metcalfe, Jr.; 03 - Edward W. Rabin; 04 - Gary G. Winterhalter

☐ **Mark here to vote FOR all nominees**

☐ **Mark here to WITHHOLD vote from all nominees**

☐ **For All EXCEPT** - To withhold authority to vote for any nominee(s), write the name(s) of such nominee(s) below.

____

	For	Against	Abstain
2. Ratification of the Selection of KPMG LLP as the Corporation's Independent Registered Public Accounting Firm for the fiscal year 2008.	☐	☐	☐

Transact such other matters as may properly come before the meeting.

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Note: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1UPX SBH2



001CD40033 00SC8B

015196_COMPANY_BLANKS_1_112710136/000003/000003/i

Admission Ticket

Annual Meeting of Stockholders
of
Sally Beauty Holdings, Inc
Thursday, January 24, 2008
9 A.M. CST
SALLY SUPPORT CENTER
3001 Colorado Boulevard
Denton, Texas 76210

This ticket admits only the stockholder(s) whose name(s) is/are printed on the front side of this proxy card.
Please bring this admission ticket and a government issued photo identification card
with you if you are attending the meeting.

YOUR VOTE IS IMPORTANT

Whether or not you plan to personally attend the Annual Meeting, please promptly vote over the Internet, by telephone, or by mailing in the proxy card. Voting by any of these methods will ensure your representation at the Annual Meeting if you choose not to attend in person. Voting early will not prevent you from voting in person at the Annual Meeting if you wish to do so. Your proxy is revocable in accordance with the procedures set forth in the Proxy Statement.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

SALLY BEAUTY
HOLDINGS, INC.

Proxy — Sally Beauty Holdings, Inc.

This Proxy is Solicited on Behalf of the Board of Directors of Sally Beauty Holdings, Inc.

The undersigned hereby appoints Mark J. Flaherty and J. Gregory Coffey, or any of them, proxies, each with full power of substitution, to vote the shares of the undersigned at the Annual Meeting of Stockholders of Sally Beauty Holdings, Inc. on January 24, 2008, any adjournments thereof, upon all matters as may properly come before the meeting. Without otherwise limiting the foregoing general authorization, the proxies are instructed to vote as indicated herein.

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE. You need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations in the Proxy Statement: for all nominees for election of directors and for proposal 2. If any other matters properly come before the meeting that are not specifically set forth on the proxy card and in the Proxy Statement, it is intended that the persons voting the proxies will vote in accordance with their best judgements. The proxies cannot vote your shares unless you sign and return this card or vote electronically over the Internet or via the toll-free number.

Please mark, sign and date on the reverse side.

Sally Beauty Holdings, Inc.

SHAREHOLDER INFORMATION

EXECUTIVE OFFICES

3001 Colorado Boulevard
Denton, Texas 76210
1-940-898-7500
www.sallybeautyholdings.com

COMMON STOCK

Approximately 1,936 shareholders of record
Traded on the New York Stock Exchange (the "NYSE")
Symbol: SBH

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Dallas, Texas

TRANSFER AGENT

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
1-800-730-5001

ANNUAL MEETING

The annual meeting of shareholders is to be held at 9:00 a.m. on January 24, 2008 at the Sally Beauty Holdings, Inc. corporate headquarters located at 3001 Colorado Boulevard, Denton, Texas 76210.

FORM 10-K REPORTS AND INVESTOR RELATIONS

The Company has included as an Exhibit to its Annual Report or Form 10-K filed with the Securities and Exchange Commission certificates of the Company's Chief Executive Officer and Chief Financial Officer certifying the quality of the Company's public disclosure.

A copy of the Sally Beauty Holdings, Inc. 2007 Form 10-K, as filed with the Securities and Exchange Commission, is available on the investing section of the Company's website at www.sallybeautyholdings.com. A copy of the Company Annual Report on Form 10-K or any exhibit thereto can be obtained by writing the Investor Relations department at:

Sally Beauty Holdings, Inc.
3001 Colorado Boulevard
Denton, Texas 76210

or by calling 1-940-898-7500 and asking for Investor Relations.

Investor inquiries also may be directed to that department.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report which are not purely historical facts or which depend upon future events may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would," or similar expressions may also identify such forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements as such statements speak only as of the date they were made. Any forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including, but not limited to, risks and uncertainties related to: our limited history as a stand-alone company; the preparedness of our accounting and other management systems to meet financial reporting and other requirements and the upgrade of our existing financial reporting system; the representativeness of our historical consolidated financial information with respect to our future financial position, results of operations or cash flows; being a holding company, with no operations of our own, and depending on our subsidiaries for cash; the highly competitive nature of the beauty products distribution industry; anticipating changes in consumer preferences and buying trends or to manage our product lines and inventory; our dependence upon manufacturers; products sold by us being found to be defective in labeling or content; compliance with laws and regulations or becoming subject to additional or more stringent laws and regulations; product diversion; the operational and financial performance of our Armstrong McCall business; the success of our new Internet-based business; successfully identifying acquisition candidates or successfully completing desirable acquisitions; integration of businesses acquired in the future; opening and operating new stores profitably; protecting our intellectual property rights, specifically our trademarks; obtaining the consent of third parties under our contracts; conducting business in international markets; disruption in our information technology systems; natural disasters or acts of terrorism; our substantial indebtedness; the possibility that we may incur substantial additional debt; restrictions and limitations in the agreements and instruments governing our debt; generating the significant amount of cash needed to service all of our debt and refinancing all or a portion of our indebtedness or obtaining additional financing; and the interests of our largest stockholder differing from the interests of other holders of our common stock.

Additional factors that could cause actual events or results to differ materially from the events or results described in the forward-looking statements can be found in our most recent Annual Report on Form 10-K for the year ended September 30, 2007 as filed with the Securities and Exchange Commission. Consequently, all forward-looking statements in this release are qualified by the factors, risks and uncertainties contained therein. We assume no obligation to publicly update or revise any forward-looking statements.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

James G. Berges
Chairman of the Board
Partner, Clayton, Dubilier & Rice, Inc.

Gary G. Winterhalter
President and Chief Executive Officer

Kathleen J. Affeldt
Retired Vice President of Human Resources of Lexmark International

Marshall E. Eisenberg
Founding Partner,
Neal, Gerber & Eisenberg LLP

Donald J. Gogel
President and Chief Executive Officer,
Clayton, Dubilier & Rice, Inc.

Robert R. McMaster
Retired Partner of KPMG LLP

Walter L. Metcalfe, Jr.
Senior Counsel, Bryan Cave LLP

John A. Miller
President and Chief Executive Officer,
North American Corporation of Illinois

Martha Miller de Lombera
Retired Vice President of The Procter & Gamble Company

Edward W. Rabin
Retired President of Hyatt Hotels Corporation

Richard J. Schnall
Partner, Clayton, Dubilier & Rice, Inc.

EXECUTIVE OFFICERS

Gary G. Winterhalter
President and Chief Executive Officer

W. Richard Dowd
Senior Vice President, Distribution and Chief Information Officer

John R. Golliher
President, Beauty Systems Group

Bennie L. Lowery
Senior Vice President and General Merchandise Manager,
Beauty Systems Group

David L. Rea
Senior Vice President and Chief Financial Officer

Neil B. Riemer
President, Armstrong McCall

Raal H. Roos
Senior Vice President, General Counsel and Secretary

Michael G. Spinozzi
President, Sally Beauty Supply

Mark J. Flaherty
Vice President, Chief Accounting Officer and Controller


END

SALLYBEAUTY
HOLDINGS, INC.

3001 Colorado Blvd.
Denton, Texas 76210
www.sallybeautyholdings.com